FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press release regarding first quarter 2013 results.

2	Financial report and results for first quarter 2013.

3	Presentation for first quarter 2013 results.

Press release

FIRST QUARTER 2013 RESULTS

Banco Santander registered profit of EUR 1.205

billion, down 26% from 2012’s first quarter

•	PROFIT: The first quarter earnings come to 53% of 2012’s full-year profit.

•	PRE-PROVISION PROFIT: EUR 5,294 million, down 15%. Slower economic growth, low interest rates and a focus on liquidity pushed revenues 9% lower, while costs fell 1%.

•	CAPITAL: Basel II core capital improved 0.34 percentage point in the quarter to 10.7%, driven by strong organic generation of capital. Basel III will be at 12% at the close of this year.

•

LIQUIDITY: The Group has repaid EUR 31,000 million to the ECB’s LTRO, which it was holding on deposit at the central bank as a “liquidity cushion.” The loans-to-deposits ratio declined to a record 109% as a result of growth in deposits and a decline in lending.

•	NPLs: New non-performing loans were lower than the quarterly average for the last two years. The Group’s NPL rate rose 0.22 point to 4.76%, with coverage at 71%.

•

SPANISH REAL ESTATE EXPOSURE: Net exposure fell 47% from a year earlier, to EUR 11,936 million. The bank sold 4,500 properties in the quarter. Coverage increased to 51% for loans and 53% for acquired properties.

•

BUSINESS: Net lending was EUR 723,814 million, down 3%, while deposits rose 6% to EUR 653,228 million. In Spain, deposits rose by 13% from a year-earlier, increasing market share by 2.3 percentage point. Deposits inflows were EUR 10,200 million in the quarter.

•

DIVERSIFICATION. Latin America contributed 51%, with Brazil accounting for 26%, Mexico 13% and Chile 5%; Continental Europe contributed 25%, of which Spain was 11%, Germany 5% and Poland 4%; the UK and US each contributed 12%.

•	Latin America: Attributable profit was EUR 988 million, down 18%. Lending rose by 8% and deposits by 6%.

•	Continental Europe: Attributable profit was EUR 307 million, down 27%. Lending fell 4% and deposits rose 14%.

•	UK: Attributable profit came to EUR 224 million, or 23% lower. Lending fell by 5% and deposits were up by 1%.

•	US: Attributable profit was EUR 233 million, a decline of 2%. Loans and deposits rose by 1%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

Madrid, April 25, 2013 - Grupo Santander registered attributable net profit of EUR 1,205 million during the first quarter of 2013, a decline of 26% from the year-earlier quarter and nearly triple the EUR 423 million of the last quarter of 2012.

Banco Santander Chairman Emilio Botín said: “Profit in 2013 will be significantly higher than the EUR 2.295 billion registered in 2012. This comes after four years in which we set aside EUR 60 billion for bad loans, added EUR 20 billion to our capital and strengthened deposits by EUR 223 billion.”

Results

The first quarter 2013 results showed positive trends in almost all items compared with the previous quarter but were negative when compared to the year-earlier period. This reflects that January to March were the best three months of 2012, when earnings declined from quarter to quarter, while quarter-to-quarter improvement is expected in 2013. The first quarter 2013 earnings come to 53% of 2012 full-year profit.

Revenues came to EUR 10,290 million, nearly unchanged from EUR 10,283 million the previous quarter and down 9% from a year earlier. This decline can be attributed to deceleration in key economies, lower interest rates (which are at historic lows in euros, pounds, dollars and Brazilian reales), as well as the Group’s decision to maintain high levels of liquidity.

Costs came to EUR 4,996 million, down 1% from a year earlier and up 1% from the previous quarter. These costs include investments in new commercial projects and increases in installed capacity in certain areas. They do not include the synergies of the integrations taking place in Poland and Spain.

This performance in revenues and costs resulted in pre-provision profit of EUR 5,294 million, about unchanged from the previous quarter and down 15% from the same period in 2012.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

Provisions during the quarter, at EUR 2,919 million, are the lowest of the last five quarters and are down 6% from the year-earlier quarter. Declines in markets such as Spain, the UK and the US are particularly noteworthy. These set-asides brought the coverage ratio for non-performing loans to 71%, nearly 10 points higher than a year ago.

Balance sheet

Santander continued to focus on reinforcing its balance sheet, improving capital ratios and liquidity.

Group outstanding loans were EUR 723,814 million, or 109% of total deposits and commercial paper of EUR 663,381 million. In December, 2008, before the crisis, this ratio was 150%, with EUR 626,888 million in outstanding loans and EUR 420,229 million in deposits. In the first quarter, net loans fell 3% and deposits rose 6% from the same period in 2012.

The trend in Spain is particularly noteworthy: the Group’s deposits continue to grow strongly and now exceed loans by EUR 31,155 million. Two factors have driven this change: the marked deleveraging of the Spanish economy and the increase in Santander’s deposits despite an overall decrease in the market.

At the end of the first quarter, Santander in Spain had EUR 197,464 million of deposits, to which EUR 10,153 million in commercial paper should be added, and EUR 176,462 million in loans, an increase of 20% in deposits and a decline of 3% in gross lending, respectively. The bank captured EUR 10,200 million in deposits, gaining 2.3 points of market share in deposits in Spain in one year.

Deposits performed well in all other markets, growing by 6% in Latin America, with Mexico expanding by 17%; Brazil 1%, and Chile 6%. Deposits rose 5% in the US, 2% in Portugal, 11% in Poland and 1% in the UK.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3

Santander also issued during the quarter medium- and long-term debt totaling EUR 9,000 million and placed securitizations worth EUR 1,000 million. These figures are lower than those issued in the same period last year, reflecting decreased need for market financing. The improvement in liquidity allowed the bank to return EUR 31,000 million to the ECB drawn by Banco Santander and Banesto under the LTRO.

Lending varied greatly from one market to another, with increases in the emerging markets—Latin America and Poland—and the recovering economies –the US – and declines in the European economies that are still in recession. Outstanding loans in Latin America increased 8%, thanks to growth of 8% in Chile, 13% in Mexico and 5% in Brazil. In the US, lending increased by 1%. In Europe, Poland had an increase of 6% while outstanding loans declined in the other markets, led by Portugal, down 8%, the UK, 5% and Spain, at 3%.

To stimulate demand for loans, Santander launched the EUR 10,000 million plan, which includes earmarked facilities to promote the growth of lending to SMEs and other companies.

The group non-performing loan rate was 4.76%, or 0.22 point more than last quarter, pointing to a stabilization. In Brazil, it remains at 6.9%, while in the rest of Latin America it rose 0.10 point to 3.7%. In the UK and the US, NPLs fell by 0.10 point to 2.0% and 2.2%, respectively. In Spain, NPLs stood at 4.1%, 30 basis points more than in December. This ratio does not include the NPLs of real estate activities, which stood at 56.3%, 2.2 points more than last quarter.

Exposure to discontinued real estate activities in Spain, net of provisions, was EUR 11,936 million, down 47% from a year ago. In the first quarter of this year, 4,500 properties were sold. Net loans amounted to EUR 6.844 million and acquired properties were EUR 3,656 million, net of provisions of 51% and 53%, respectively.

Integrations in Spain and Poland

On March 21st and 22nd, the Annual General Meetings Banesto and Banco Santander, respectively, approved Banesto’s integration into Banco Santander. In early May, Banesto’s minority shareholders will receive Santander shares, including a premium of 25%, completing the legal merger of the two institutions. Banif will also be merged into Banco Santander.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	4

The operational integration of the Banesto branches into Banco Santander, and their adoption of the Santander brand, will be completed by the end of the year. The optimization of the branch network will involve the closure of about 700 branches, of which 250 will be done in 2013 and the rest in 2014. Expected cost synergies come to EUR 61 million this year, EUR 295 million in 2014 and EUR 420 million in 2015.

Meanwhile, in Poland, Kredyt Bank is being integrated into Bank Zachodni WBK. The legal merger of the two groups was completed in January. In the third quarter of 2013, Kredyt Bank branches will be rebranded as Bank Zachodni WBK. Expected synergies will be about 6% higher than initially projected.

Capital and the share

Banco Santander had a core capital ratio under Basel II criteria of 10.7% at the end of the first quarter, up 0.34% from the close of 2012. Core capital would be at 12% at the end of the year under Basel III criteria.

The bank’s market capitalization was EUR 55,244 million at the end of the quarter, which made it the largest bank in the euro zone in stock market value. The share ended the quarter at EUR 5.242. Per share remuneration is expected to remain at EUR 0.60 in 2013 for the fifth consecutive year, distributed through the Santander scrip dividend programme, which gives shareholders the option of receiving their payments in cash or shares on each of the usual payout dates.

The bank had 3,261,193 shareholders at the end of the quarter. The Group employed 189,858 people, serving more than 102 million customers in 14,689 branches. That makes it the biggest international financial group by shareholders and branches.

More information is available at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	5

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET AND INCOME STATEMENT (EUR Million)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Total assets	1,281,698	1,269,598	1.0	1,282,838	(0.1)	1,269,598
Net customer loans	723,814	719,112	0.7	744,950	(2.8)	719,112
Customer deposits	653,228	626,639	4.2	642,786	1.6	626,639
Customer funds under management	996,678	968,987	2.9	1,007,804	(1.1)	968,987
Shareholders’ equity (1)	82,158	80,911	1.5	80,717	1.8	80,911
Total managed funds	1,406,578	1,387,740	1.4	1,418,018	(0.8)	1,387,740
Net interest income	6,652	7,100	(6.3)	7,763	(14.3)	29,923
Gross income	10,290	10,283	0.1	11,287	(8.8)	43,406
Pre-provision profit (net operating income)	5,294	5,344	(0.9)	6,244	(15.2)	23,422
Profit from continuing operations	1,508	1,237	21.8	1,836	(17.9)	6,167
Attributable profit to the Group	1,205	423	184.8	1,627	(25.9)	2,295

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
EPS (euro)	0.12	0.04	179.8	0.17	(33.0)	0.23
ROE	5.99	2.13		8.25		2.91
ROTE	8.63	3.11		12.16		4.28
ROA	0.48	0.20		0.58		0.25
RoRWA	1.08	0.47		1.29		0.56
Efficiency ratio (with amortisations)	48.6	48.0		44.7		46.0

BIS II RATIOS AND NPL RATIOS (%)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Core capital (BIS II)	10.67	10.33		10.10		10.33
NPL ratio	4.76	4.54		3.98		4.54
NPL coverage	70.9	72.4		61.2		72.4

MARKET CAPITALISATION AND SHARES	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Shares (millions at period-end)	10,539	10,321	2.1	9,077	16.1	10,321
Share price (euros)	5.242	6.100	(14.1)	5.770	(9.2)	6.100
Market capitalisation (EUR million)	55,244	62,959	(12.3)	52,373	5.5	62,959
Book value (1) (euro)	7.80	7.88		8.46		7.88
Price / Book value (X)	0.67	0.77		0.68		0.77
P/E ratio (X)	11.33	25.96		8.35		25.96

OTHER DATA	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Number of shareholders	3,261,193	3,296,270	(1.1)	3,269,996	(0.3)	3,296,270
Number of employees	189,858	186,763	1.7	189,613	0.1	186,763
Number of branches	14,689	14,392	2.1	14,696	(0.0)	14,392

INFORMATION ON ORDINARY PROFIT	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Attributable profit to the Group	1,205	1,024	17.7	1,627	(25.9)	5,341
EPS (euro)	0.12	0.10	184.8	0.17	(25.9)	0.55
ROE	5.99	5.16		8.25		6.78
ROTE	8.63	7.53		12.16		9.97
ROA	0.48	0.39		0.58		0.48
RoRWA	1.08	0.90		1.29		1.10
P/E ratio (X)	11.33	11.15		8.35		11.15

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2013, following a favourable report from the Audit and Compliance Committee on April, 17 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend.

NET OPERATING INCOME (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
Continental Europe	1,530	1,405	8.9	1,853	(17.4)
o/w: Spain	853	821	3.8	1,074	(20.6)
Portugal	107	67	59.9	191	(44.0)
Poland	160	160	0.5	113	41.4
Santander Consumer Finance	425	410	3.7	472	(9.9)
United Kingdom	486	525	(7.4)	641	(24.3)
Latin America	3,474	3,369	3.1	3,861	(10.0)
o/w: Brazil	2,426	2,306	5.2	2,816	(13.8)
Mexico	474	419	13.2	426	11.2
Chile	320	366	(12.8)	349	(8.5)
USA	311	317	(1.8)	385	(19.2)
Operating areas	5,800	5,616	3.3	6,740	(13.9)
Corporate Activities	(507)	(272)	86.3	(496)	2.1
Total Group	5,294	5,344	(0.9)	6,244	(15.2)

ATTRIBUTABLE PROFIT (EUR Million)

Continental Europe*	307	173	77.4	421	(27.1)
o/w: Spain	207	116	78.6	202	2.5
Portugal	21	26	(19.1)	32	(34.3)
Poland	70	94	(25.1)	73	(3.1)
Santander Consumer Finance	176	162	8.7	206	(14.4)
United Kingdom	224	256	(12.5)	291	(23.0)
Latin America	988	988	(0.0)	1,207	(18.2)
o/w: Brazil	499	518	(3.7)	641	(22.3)
Mexico	241	181	33.0	294	(18.0)
Chile	103	134	(22.7)	131	(21.0)
USA	233	226	3.0	238	(2.4)
Operating areas*	1,752	1,643	6.6	2,158	(18.8)
Corporate Activities*	(547)	(619)	(11.7)	(531)	3.0
Total Group*	1,205	1,024	17.7	1,627	(25.9)
Net capital gains and provisions	—	(601)	(100.0)	—	—
Total Group	1,205	423	184.9	1,627	(25.9)

(*).- Excluding net capital gains and provisions

CUSTOMER LOANS (EUR Million)

Continental Europe	287,195	283,427	1.3	300,611	(4.5)
o/w: Spain	176,462	178,426	(1.1)	183,368	(3.8)
Portugal	25,518	25,960	(1.7)	27,808	(8.2)
Poland	16,188	9,732	66.3	9,106	77.8
Santander Consumer Finance	56,241	56,683	(0.8)	56,306	(0.1)
United Kingdom	242,425	249,157	(2.7)	259,637	(6.6)
Latin America	148,965	140,090	6.3	141,411	5.3
o/w: Brazil	77,918	74,511	4.6	78,083	(0.2)
Mexico	23,279	20,384	14.2	19,146	21.6
Chile	31,615	29,677	6.5	27,257	16.0
USA	42,032	41,331	1.7	40,030	5.0
Operating areas	720,616	714,004	0.9	741,689	(2.8)
Total Group	723,814	719,112	0.7	744,950	(2.8)

CUSTOMER DEPOSITS (EUR Million)

Continental Europe	272,222	256,154	6.3	250,037	8.9
o/w: Spain	197,464	187,261	5.4	175,903	12.3
Portugal	23,703	23,971	(1.1)	23,321	1.6
Poland	17,794	11,217	58.6	10,028	77.4
Santander Consumer Finance	31,496	31,892	(1.2)	33,180	(5.1)
United Kingdom	194,378	194,452	(0.0)	191,727	1.4
Latin America	144,487	134,765	7.2	143,065	1.0
o/w: Brazil	75,162	69,849	7.6	76,352	(1.6)
Mexico	27,387	24,743	10.7	26,120	4.8
Chile	23,224	22,411	3.6	20,547	13.0
USA	39,575	38,116	3.8	37,828	4.6
Operating areas	650,661	623,487	4.4	622,657	4.5
Total Group	653,228	626,639	4.2	642,786	1.6

fINANCIAL REPORT

FINANCIAL
REPORT

January - March

2013

Santander

a bank for your ideas

3	Key consolidated data

4	The highlights of the period

6	General background

7	Consolidated financial report

7	Income statement

11	Balance sheet

18	Risk management

21	The Santander share

22	Information by principal segments

24	Continental Europe

35	United Kingdom

38	Latin America

50	United States

53	Corporate Activities

55	Information by secondary segments

55	Banca Comercial

57	Banca Mayorista Global

59	Gestión de Activos y Seguros

61	Corporate Governance

61	Significant events in the quarter and subsequent ones

62	Corporate Social Responsibility

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET AND INCOME STATEMENT (EUR Million)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Total assets	1,281,698	1,269,598	1.0	1,282,838	(0.1)	1,269,598
Net customer loans	723,814	719,112	0.7	744,950	(2.8)	719,112
Customer deposits	653,228	626,639	4.2	642,786	1.6	626,639
Customer funds under management	996,678	968,987	2.9	1,007,804	(1.1)	968,987
Shareholders’ equity (1)	82,158	80,911	1.5	80,717	1.8	80,911
Total managed funds	1,406,578	1,387,740	1.4	1,418,018	(0.8)	1,387,740
Net interest income	6,652	7,100	(6.3)	7,763	(14.3)	29,923
Gross income	10,290	10,283	0.1	11,287	(8.8)	43,406
Pre-provision profit (net operating income)	5,294	5,344	(0.9)	6,244	(15.2)	23,422
Profit from continuing operations	1,508	1,237	21.8	1,836	(17.9)	6,167
Attributable profit to the Group	1,205	423	184.8	1,627	(25.9)	2,295

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
EPS (euro)	0.12	0.04	179.8	0.17	(33.0)	0.23
ROE	5.99	2.13		8.25		2.91
ROTE	8.63	3.11		12.16		4.28
ROA	0.48	0.20		0.58		0.25
RoRWA	1.08	0.47		1.29		0.56
Efficiency ratio (with amortisations)	48.6	48.0		44.7		46.0

BIS II RATIOS AND NPL RATIOS (%)	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Core capital (BIS II)	10.67	10.33		10.10		10.33
NPL ratio	4.76	4.54		3.98		4.54
NPL coverage	70.9	72.4		61.2		72.4

MARKET CAPITALISATION AND SHARES	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Shares (millions at period-end)	10,539	10,321	2.1	9,077	16.1	10,321
Share price (euros)	5.242	6.100	(14.1)	5.770	(9.2)	6.100
Market capitalisation (EUR million)	55,244	62,959	(12.3)	52,373	5.5	62,959
Book value (1) (euro)	7.80	7.88		8.46		7.88
Price / Book value (X)	0.67	0.77		0.68		0.77
P/E ratio (X)	11.33	25.96		8.35		25.96

OTHER DATA	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Number of shareholders	3,261,193	3,296,270	(1.1)	3,269,996	(0.3)	3,296,270
Number of employees	189,858	186,763	1.7	189,613	0.1	186,763
Number of branches	14,689	14,392	2.1	14,696	(0.0)	14,392

INFORMATION ON ORDINARY PROFIT	Q1’13	Q4’12	(%)	Q1’12	(%)	2012
Attributable profit to the Group	1,205	1,024	17.7	1,627	(25.9)	5,341
EPS (euro)	0.12	0.10	184.8	0.17	(25.9)	0.55
ROE	5.99	5.16		8.25		6.78
ROTE	8.63	7.53		12.16		9.97
ROA	0.48	0.39		0.58		0.48
RoRWA	1.08	0.90		1.29		1.10
P/E ratio (X)	11.33	11.15		8.35		11.15

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2013, following a favourable report from the Audit and Compliance Committee on April, 17 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend.

JANUARY - MARCH	3

FINANCIAL REPORT 2013     HIGHLIGHTS OF THE PERIOD

▶    Income statement: (more detail on pages 11—14)

•	The first quarter profit of EUR 1,205 million marks the beginning of a return to normality, after the large provisions made in previous quarters.

•

As a result, there was a sharp profit increase over the fourth quarter 2012, with attributable profit almost three times higher. Excluding non-recurring provisions in the fourth quarter, attributable profit increased 17.7%.

•

Weaker evolution in the year-on-year comparison (decline of 25.9%) reflecting the difficult economic and financial environment: macroeconomic slowdown, interest rates at lows after declining significantly in some countries, still high provisions and preference for capital and liquidity, with the consequent impact on results, mainly via funding costs.

•

This context and strategy was reflected in the fall of 8.8% in gross income, as the impact on volumes and revenues could not be fully offset by management of spreads and the commercial measures developed.

•

Better evolution of expenses, which fell 0.9% year-on-year, after absorbing investments in business projects and in increasing the installed capacity, Furthermore, in the coming quarters the synergies envisaged in the operations underway will start to be achieved and the recording of the announced restructuring costs.

•	Loan-loss provisions dropped 6.4%, the lowest amount in the last five quarters.

▶    Strong balance sheet: (more detail on pages 15—24)

•	The BIS II core capital ratio was 10.67% at the end of March, after increasing 34 b.p. in the quarter from the organic generation of capital.

•

The Group’s liquidity ratio (net loan-to-deposit ratio) was 109%. There was a continued preference in the quarter for deposits. Of note was the 5% growth over December 2012 in Spain. As regards loans, deleveraging continued in Europe.

•	The Group’s NPL and coverage ratios stood at 4.76% and 71%, respectively. The latter increased 10 p.p. over March 2012.

•	Almost all the areas’ NPL ratios were stabilized in the quarter and net entries (excluding the perimeter and forex effects) for the whole Group were lower than the quarterly average for 2012 and 2011.

•

Spain’s NPL ratio was 4.12% and coverage 50%. The NPL ratio of Spain’s run-off real estate, which is not included in the above ratios, was 56.25% and coverage 87%. The unit’s total balance sheet figure (loans, foreclosures and stakes related to the real estate sector) was EUR 11,936 million, EUR 10,646 million less than in March 2012.

▶    Rating Agencies: (more detail on page 20)

•

The rating agencies have stepped up their downgradings of the Kingdom of Spain since the autumn of 2011. These actions influence Grupo Santander’s ratings; as a result, its financial strength and diversification is not fully recognised.

•	Santander is the only bank in Spain that has a rating higher than that of Spanish sovereign debt from the three main agencies (Standard & Poor’: BBB; Fitch: BBB+ and Moody’s: Baa2).

▶    The Santander share: (more detail on page 25)

•	The share price at the end of March was EUR 5.242 (-9.2% y-o-y).

•

In February, under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive the equivalent of the third interim dividend charged to 2012’s earnings (EUR 0.152 per share) in cash or shares. The AGM in March approved a final dividend of EUR 0.150 per share, also eligible for this programme, to be paid in May.

•	The total remuneration per share for 2012 remained at EUR 0.60 per share for the fourth year running (EUR 6,128 million disbursed).

4	JANUARY - MARCH

HIGHLIGHTS OF THE PERIOD    FINANCIAL REPORT 2013

▶    Business areas: (more detail on pages 26—60)

•

Continental Europe: attributable profit of EUR 323 million, 77.4% more than in the fourth quarter of 2012 (before non-recurring provisions). Of note was gross income, spurred by wholesale activities, and lower loan-loss provisions. In year-on-year terms, gross income fell because of deleveraging, repricing of mortgages and boosting liquidity by capturing deposits.

•

United Kingdom: attributable profit of €191 million, 2.1% more than the fourth quarter (before discontinued operations). Net interest income rose (+6.4%) due to the improved yields on new loans and the cost of funds, and lower provisions. In year-on-year terms, attributable profit was 21.5% lower because of the fall in gross income resulting from the higher funding costs and selective growth in certain segments of loans. Commercial success of the 1|2|3 products.

•

Latin America: attributable profit of EUR 988 million, similar to the fourth quarter of 2012. Profit before tax was 5.0% higher thanks to lower costs (-5.5%) and stable provisions in the last three quarters. In year-on-year terms, attributable profit fell 12.4%, largely due to the perimeter effect (sale of the subsidiary in Colombia and higher minority interests in Mexico), the decline in net interest income (lower interest rates in Brazil and inflation in Chile) and larger provisions. Mid-digit growth in business volumes in the last 12 months. All changes are in constant currency.

•

United States: attributable profit of $307 million, an increase of 5.0% over the fourth quarter 2012 and 1.6% lower year-on-year. Provisions were much lower, in line with the fall in NPLs, and the pace of growth in costs was lower. Costs still reflect the investments in business development. As for gross income, SCUSA’s contribution is growing (record quarter) and Sovereign’s was lower because of reduced long-term interest rates and the reduction in non-strategic portfolios.

▶    Significant events: (more detail on page 61)

•

Last December, Banco Santander communicated its decision to absorb Banesto and Banif under the framework for the restructuring of the Spanish financial system. The boards of the three banks approved the common project in January. In March, the project was approved by the AGMs of Santander and Banesto.

•

In March, part of the capital of Bank Zachodni WBK was placed in the market, in compliance with the agreement with the Polish regulator for the bank to have a free float of at least 30%. Santander sold 5.2% of the capital, reducing its stake to 70%. KBC sold its 16.2% stake.

JANUARY - MARCH	5

FINANCIAL REPORT 2013     GENERAL BACKGROUND

General background

Grupo Santander conducted its activity against a backdrop of economic downturn. In Europe, the financial rescue of Cyprus made markets more volatile again at the end of the quarter, though less so than during the June 2012 crisis. In the US, the risks associated with the fiscal cliff (which would have produced a fiscal adjustment with a strong impact on activity) abated, though there are still some doubts on the agreements that the Republicans and Democrats have yet to reach.

The US economy shrank at an annual rate of 0.1% in the fourth quarter compared to growth of 3.1% in the third quarter, hit by falls in public spending and in stocks. Inflation remained stable (1.5% in March vs. 1.8% in December), and is expected to remain so this year. Stable inflation expectations and a still weak growth environment make it possible for the Fed to maintain its programme of buying bonds during the rest of the year.

The pace of Brazilian growth accelerated in the fourth quarter to 1.4% (0.9% in the third quarter), though it remained below expectations. The first quarter figures point to investment growing for the first time in a year. Inflation is on an upward trend (6.6% in March), which led the central bank to reverse the downward trend of the Selic rate and left it at 7.5% in April. The real moved without a clear direction: appreciations obliged the central bank to intervene followed by depreciations. The currency at the end of March traded at BRL 2.01/US$1.

In Mexico, the economy slowed slightly in the fourth quarter to 3.2%. The signs of weakness remained in the first quarter of 2013, particularly in industry, while inflation declined to 4.25% in March from a high of 4.8% last September. In this environment, the Bank of Mexico cut its key rate by 50 b.p. in March to 4%. Despite this cut, the agenda of reforms presented by the new president, Peña Nieto, and the upward revision in the outlook for Mexico by S&P, caused the peso to appreciate to MXN 12.35/US$1.

Chile ended 2012 with growth of 5.5% in the fourth quarter, y-o-y, driven by domestic demand, both consumption (+7.3%) and investment (+18.1%). The first figures for 2013 point to a continuation of these trends. Despite the pressure from domestic demand on the prices of non-marketable goods, the low inflation of goods exposed to international trade kept inflation very low (1.5% in March). As a result, the central bank held its key rate at 5%. The peso remained at around CLP472/US$1 at the end of March.

The euro zone surprised in the fourth quarter with a fall in GDP of 0.6% after shrinkage of 0.1% in the third quarter. The faster pace of contraction was generalised (Germany: -0.6%; France: -0.3%; Italy: -0.9% and Portugal: -1.8%) and affected all components of demand, including exports. The indicators for the first quarter point to a further decline in GDP but less so and varying by country.

Despite moderate inflation in March (1.7%), the European Central Bank held its key rate at 0.75%, in a strategy focused on combating the euro zone’s financial fragmentation with its new bond-purchasing programme (OMTs). After appreciating strongly at the start of the year, the euro returned to levels of EUR 1/US$1.28 at the end of March.

In Spain, GDP shrank more in the fourth quarter than in the third (-0.8% quarter-on-quarter against -0.3% in the third quarter), largely because purchases were brought forward (durables and investments) in order to avoid the impact of the VAT rise. External demand’s contribution to GDP growth (+1.2 p.p. vs. +0.8 p.p. in the third quarter) partly offset the larger negative contribution of domestic demand (-2.0 p.p. vs., 1.1 p.p. in the third quarter). The unemployment rate reached 26%.

The activity and employment indicators in the first quarter of 2013 point to a smaller fall in GDP of around 0.5%/0.6%. Meanwhile inflation continued to decline (2.7% in March).

The UK economy fell 0.3% quarter-on-quarter in the fourth quarter, influenced by the post-Olympics effect (GDP rise 0.9% in the third quarter) and the contraction of industry from the closure of mining output. The indicators at the start of 2013 suggested moderately positive growth. With inflation stubbornly at 2.8% in March, the Bank of England held its base rate at 0.5% and completed the sovereign bond-purchasing programme. It focused on a new programme with the Treasury, the funding for lending scheme (FLS). Concern for growth could lead to new joint stimulus measures. Sterling depreciated in the quarter to €0.85/EUR 1.

The Polish economy continued to slow down in the fourth quarter of 2012 (+1.1% vs. +1.4% in the third quarter), due to lower growth in domestic consumption and reduced exports to Europe. The first quarter figures point to a further decline. Inflation remained low (1.0% in March vs. 2.2% in December), enabling the central bank to make further cuts to its key rate to 3.25%. The currency depreciated a little to PLN 4.18/EUR 1.

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	Q1’13	Q1’12	31.03.13	31.12.12	31.03.12
US$	1.3203	1.3105	1.2805	1.3194	1.3356
Pound	0.8507	0.8344	0.8456	0.8161	0.8339
Brazilian real	2.6354	2.3156	2.5703	2.7036	2.4323
New Mexican peso	16.6946	17.0138	15.8146	17.1845	17.0222
Chilean peso	623.6565	640.4469	604.7161	631.7287	649.3019
Argentine peso	6.6161	5.6878	6.5576	6.4865	5.8366
Polish zloty	4.1556	4.2297	4.1804	4.0740	4.1522

6	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

Grupo Santander. Income statement

▶	The first quarter profit of EUR 1,205 million marks the beginning of a return to normality, after the large provisions made in previous quarters.

▶	Attributable profit over the fourth quarter was almost three times higher and it rose 17.7% before capital gains and provisions.

▶	On a year-on-year comparison, attributable profit was 25.9% lower. These results reflect an environment of recession, interest rates at lows and the Group’s preference for liquidity and capital.

•	Gross income of EUR 10,290 million, virtually unchanged from the fourth quarter and 8.8% lower year-on-year.

•	Expenses declined 0.9% year-on-year, after absorbing inflation and investment in business development.

•	Provisions were down 6.4%, the lowest figure in the last five quarters.

The Group posted an attributable profit of EUR 1,205 million in the first quarter, which compares well with EUR 423 million in the fourth quarter of 2012. This evolution is the result of stable gross income and lower loan-losses and other provisions.

Gross income was almost the same (+0.1%). Gains on financial transactions and income by the equity accounted method were higher, driven by the improved results of Santander Consumer USA. Net interest income, on the other hand, dropped 6.3%.

INCOME STATEMENT (EUR Million)

			Variation			Variation
	Q1’13	Q4’12	Amount	(%)	Q1’12	Amount	(%)
Net interest income	6,652	7,100	(448)	(6.3)	7,763	(1,111)	(14.3)
Net fees	2,516	2,526	(10)	(0.4)	2,612	(96)	(3.7)
Gains (losses) on financial transactions	969	583	386	66.3	797	171	21.5
Other operating income	154	75	79	105.3	114	39	34.4
Dividends	59	80	(21)	(26.6)	61	(2)	(4.0)
Income from equity-accounted method	154	87	67	76.6	136	18	13.6
Other operating income/expenses	(59)	(93)	33	(36.1)	(83)	23	(28.3)
Gross income	10,290	10,283	7	0.1	11,287	(997)	(8.8)
Operating expenses	(4,996)	(4,939)	(57)	1.2	(5,043)	46	(0.9)
General administrative expenses	(4,428)	(4,396)	(32)	0.7	(4,519)	91	(2.0)
Personnel	(2,582)	(2,478)	(104)	4.2	(2,634)	52	(2.0)
Other general administrative expenses	(1,846)	(1,918)	72	(3.8)	(1,885)	40	(2.1)
Depreciation and amortisation	(569)	(543)	(25)	4.7	(524)	(45)	8.6
Net operating income	5,294	5,344	(50)	(0.9)	6,244	(950)	(15.2)
Net loan-loss provisions	(2,919)	(3,134)	216	(6.9)	(3,118)	199	(6.4)
Impairment losses on other assets	(110)	(592)	482	(81.4)	(83)	(27)	33.2
Other income	(261)	(105)	(156)	149.1	(487)	226	(46.4)
Ordinary profit before taxes	2,003	1,512	491	32.5	2,556	(553)	(21.6)
Tax on profit	(496)	(275)	(221)	80.3	(720)	224	(31.2)
Ordinary profit from continuing operations	1,508	1,237	270	21.8	1,836	(328)	(17.9)
Net profit from discontinued operations	—	20	(20)	(100.0)	17	(17)	(100.0)
Ordinary consolidated profit	1,508	1,257	250	19.9	1,853	(346)	(18.6)
Minority interests	303	234	69	29.6	227	76	33.7
Ordinary attributable profit to the Group	1,205	1,024	181	17.7	1,627	(422)	(25.9)
Net capital gains and provisions	—	(601)	601	(100.0)	—	—	—
Attributable profit to the Group	1,205	423	782	184.8	1,627	(422)	(25.9)
EPS (euros)	0.12	0.04	0.07	179.8	0.17	(0.06)	(33.0)
Diluted EPS (euros)	0.11	0.04	0.07	180.0	0.17	(0.06)	(32.9)
Pro memoria:
Average total assets	1,256,099	1,283,338	(27,239)	(2.1)	1,274,859	(18,760)	(1.5)
Average shareholders’ equity	80,515	79,288	1,226	1.5	78,894	1,620	2.1

JANUARY - MARCH	7

FINANCIAL REPORT 2013     CONSOLIDATED FINANCIAL REPORT

QUARTERLY INCOME STATEMENT (EUR Million)

	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13
Net interest income	7,763	7,622	7,438	7,100	6,652
Net fees	2,612	2,556	2,566	2,526	2,516
Gains (losses) on financial transactions	797	675	643	583	969
Other operating income	114	270	67	75	154
Dividends	61	216	66	80	59
Income from equity-accounted method	136	120	84	87	154
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)
Gross income	11,287	11,123	10,713	10,283	10,290
Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)
Net operating income	6,244	6,188	5,646	5,344	5,294
Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)
Other income	(487)	(381)	(475)	(105)	(261)
Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003
Tax on profit	(720)	(657)	(662)	(275)	(496)
Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508
Net profit from discontinued operations	17	11	22	20	—
Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508
Minority interests	227	237	198	234	303
Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205
Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—
Attributable profit to the Group	1,627	123	122	423	1,205
EPS (euros)	0.17	0.01	0.01	0.04	0.12
Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11

Provisions were 6.9% lower, producing a 6.7% increase in net operating income after provisions over the fourth quarter. Profit before capital gains and real estate provisions rose 17.7%. Taking into account the latter effects, attributable profit was almost three times higher.

Compared to the first quarter of 2012, the evolution was conditioned by the different context in which the Group conducted its activity: macroeconomic deceleration, interest rates at lows after declining significantly in some countries, still high provisions and preference for capital and liquidity, with the consequent impact on results, mainly via the cost of funding.

Several other factors also need to be taken into account when making comparisons:

•	A negative net perimeter effect on attributable profit of EUR 141 million (8 p.p.) due to the difference between:

•	A positive effect from the entry at the start of the year of Kredyt Bank.

•

A negative impact from the disposal of the subsidiary in Colombia in the second quarter of 2012, the lower contribution of income by the equity accounted method (due to the reinsurance of Santander’s portfolio of individual life assurance in Spain and Portugal) and the rise in minority interests in Mexico and Poland.

8	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

•

The impact of exchange rates on various currencies against the euro was 5 percentage points for the whole Group in year-on-year comparisons for revenues and costs. The impact is negative on all the large areas: -12 p.p. on Brazil and -1 p.p. on the UK, the US and Latin America ex-Brazil.

The performance of the income statement and comparisons with the first and fourth quarters of 2012 is as follows:

Gross income was EUR 10,290 million, 8.8% lower year-on-year (-3.6% excluding the perimeter and forex effects).

•	Net interest income fell 14.3% to EUR 6,652 million, (-90% excluding the perimeter and forex impact) due to the net effect of various factors:

•

The negative impact of reduced activity and deleveraging in some economies, the higher cost of funds and of low interest rates on the spreads of products in some countries, most of which are at historic lows, and in some cases after sharp fall in the last 12 months.

•	These effects were not offset by the positive impact of the moderate rise in business volumes and management of spreads on loans.

•	The spread on deposits was -0.19% compared to 0.05% in the first quarter of 2012.

•

Net fee income of EUR 2,516 million fell 3.7% and was virtually unchanged excluding the impact of the perimeter and exchange rates (+1.2%). This was due to the good performance of revenue from pension funds (+7.0%), cards (+28.0%) and demand deposits (+19.1%). Fee income from mutual funds, securities and advisory services was lower y-o-y, in some cases because of the impact of regulatory changes.

•	Gains on financial transactions increased 21.5%, with a good seasonal performance in GBM Europe and advances in Latin America and Corporate Activities.

•	Income by the equity accounted method was 13.6% higher at EUR 154 million, thanks to the strong growth of Santander Consumer USA in the first quarter.

•	Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 59 million negative.

Operating expenses fell 0.9% year-on-year (+2.9% without the perimeter and forex effects). This evolution reflected the varied changes throughout the Group.

In Europe, both the large retail units as well as the UK continued the trend begun in 2011 (negative growth in real terms). Of note was the 1.9% fall in Portugal’s costs.

NET FEES (EUR Million)

		Var. (%)
	Q1’13	o/Q4’12	o/Q1’12
Fees from services	1,462	(3.0)	(2.2)
Mutual & pension funds	272	(9.3)	(9.9)
Securities and custody	176	1.7	(4.1)
Insurance	605	11.1	(4.0)
Net fee income	2,516	(0.4)	(3.7)

OPERATING EXPENSES (EUR Million)

		Var. (%)
	Q1’13	o/Q4’12	o/Q1’12
Personnel expenses	2,582	4.2	(2.0)
General expenses	1,846	(3.8)	(2.1)
Information technology	247	15.6	3.5
Communications	163	9.7	(0.6)
Advertising	135	(19.5)	(16.1)
Buildings and premises	459	6.4	5.3
Printed and office material	42	(11.0)	(5.5)
Taxes (other than profit tax)	96	(18.5)	(1.0)
Other expenses	704	(11.1)	(5.5)
Personnel and general expenses	4,428	0.7	(2.0)
Depreciation and amortisation	569	4.7	8.6
Total operating expenses	4,996	1.2	(0.9)

OPERATING MEANS

	Employees		Branches
	Q1’13	Q1’12	Q1’13	Q1’12
Continental Europe	61,853	58,271	6,783	6,558
o/w: Spain	29,609	30,054	4,611	4,690
Portugal	5,662	5,763	658	694
Poland	12,852	9,203	877	526
SCF	12,354	11,907	626	637
United Kingdom	26,052	27,499	1,190	1,363
Latin America	90,044	92,317	5,997	6,053
o/w: Brazil	53,215	54,893	3,727	3,776
Mexico	14,065	13,045	1,193	1,125
Chile	12,314	12,225	495	499
USA	9,543	9,170	719	722
Operating areas	187,492	187,257	14,689	14,696
Corporate Activities	2,366	2,356
Total Group	189,858	189,613	14,689	14,696

JANUARY - MARCH	9

FINANCIAL REPORT 2013     CONSOLIDATED FINANCIAL REPORT

The Group’s year-on-year rise in costs was due to the growth in Latin America (related to the rise in business capacity and the new wage agreements in an environment of higher inflation) and in the US, which reflects in its year-on-year comparison the higher level of investments in technology and the commercial structure.

As a result, net operating income (pre-provision profit) was EUR 5,294 million, in line with the fourth quarter and 15.2% lower than in the first quarter.

Provisions for loan losses were EUR 2,919 million (-6.4% y-o-y and +0.1% excluding the perimeter and forex effects). This evolution was due to higher specific provisions because of the

NET LOANS-LOSS PROVISIONS (EUR Million)

		Var. (%)
	Q1’13	o/Q4’12	o/Q1’12
Non performing loans	3,230	(8.5)	(4.7)
Country-risk	2	(185.5)	1.0
Recovery of written-off assets	(313)	(20.3)	14.2
Total	2,919	(6.9)	(6.4)

growth in lending in emerging countries and the worsening credit quality in some financial systems. On the other hand, the figure incorporates a positive impact from lower provisions in the US, the UK and Spain.

Other asset impairment losses and other results were EUR 371 million negative, compared to EUR 570 million also negative in the first quarter of 2012.

Profit before tax was 21.6% lower year-on-yar, at EUR 2,003 million.

The impact of taxes and higher minority interests left attributable profit at EUR 1,205 million, 25.9% lower year-on-year (-12.5% excluding the exchange rate and perimeter effects).

Earnings per share were EUR 0.12 in the first quarter, 33.0% less than in the first quarter of 2012, but much higher than in the second, third and fourth quarters.

The Group’s ROE was 6.0% (annualised) and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) was 8.6%.

10	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

BALANCE SHEET (EUR Million)

	31.03.13	31.03.12	Variation Amount	(%)	31.12.12
ASSETS
Cash on hand and deposits at central banks	79,202	111,943	(32,741)	(29.2)	118,488
Trading portfolio	184,803	174,223	10,580	6.1	177,917
Debt securities	49,703	53,235	(3,532)	(6.6)	43,101
Customer loans	13,089	13,300	(211)	(1.6)	9,162
Equities	5,294	5,304	(9)	(0.2)	5,492
Trading derivatives	105,391	95,495	9,896	10.4	110,319
Deposits from credit institutions	11,326	6,889	4,437	64.4	9,843
Other financial assets at fair value	44,972	20,358	24,614	120.9	28,356
Customer loans	13,821	12,116	1,705	14.1	13,936
Other (deposits at credit institutions, debt securities and equities)	31,151	8,242	22,909	278.0	14,420
Available-for-sale financial assets	107,125	99,165	7,960	8.0	92,267
Debt securities	102,511	94,349	8,162	8.7	87,724
Equities	4,614	4,816	(202)	(4.2)	4,542
Loans	766,319	779,331	(13,012)	(1.7)	756,858
Deposits at credit institutions	61,898	52,924	8,974	17.0	53,785
Customer loans	696,904	719,533	(22,629)	(3.1)	696,013
Debt securities	7,517	6,874	644	9.4	7,059
Investments	4,729	4,685	43	0.9	4,453
Intangible assets and property and equipment	17,227	16,816	411	2.4	17,296
Goodwill	25,070	25,200	(131)	(0.5)	24,626
Other	52,253	51,117	1,136	2.2	49,338
Total assets	1,281,698	1,282,838	(1,140)	(0.1)	1,269,598
LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	154,089	149,125	4,964	3.3	143,241
Customer deposits	13,200	16,085	(2,885)	(17.9)	8,897
Marketable debt securities	1	74	(73)	(98.8)	1
Trading derivatives	105,624	96,889	8,734	9.0	109,743
Other	35,264	36,077	(813)	(2.3)	24,600
Other financial liabilities at fair value	59,422	47,490	11,932	25.1	45,418
Customer deposits	31,473	32,068	(595)	(1.9)	28,638
Marketable debt securities	5,650	5,247	403	7.7	4,904
Due to central banks and credit institutions	22,298	10,174	12,124	119.2	11,876
Financial liabilities at amortized cost	943,057	964,252	(21,195)	(2.2)	959,321
Due to central banks and credit institutions	103,375	124,780	(21,405)	(17.2)	131,670
Customer deposits	608,555	594,633	13,922	2.3	589,104
Marketable debt securities	195,091	201,697	(6,607)	(3.3)	201,064
Subordinated debt	17,828	22,821	(4,992)	(21.9)	18,238
Other financial liabilities	18,208	20,321	(2,113)	(10.4)	19,245
Insurance liabilities	1,263	717	545	76.0	1,425
Provisions	16,021	17,206	(1,185)	(6.9)	16,148
Other liability accounts	23,305	21,914	1,391	6.3	22,771
Total liabilities	1,197,157	1,200,705	(3,548)	(0.3)	1,188,324
Shareholders’ equity	82,158	80,717	1,440	1.8	81,333
Capital stock	5,269	4,538	731	16.1	5,161
Reserves	75,683	74,552	1,131	1.5	74,528
Attributable profit to the Group	1,205	1,627	(422)	(25.9)	2,295
Less: dividends	—	—	—	—	(650)
Equity adjustments by valuation	(9,013)	(6,831)	(2,182)	31.9	(9,474)
Minority interests	11,397	8,247	3,150	38.2	9,415
Total equity	84,542	82,134	2,408	2.9	81,275
Total liabilities and equity	1,281,698	1,282,838	(1,140)	(0.1)	1,269,598

JANUARY - MARCH	11

FINANCIAL REPORT 2013     CONSOLIDATED FINANCIAL REPORT

Grupo Santander. Balance sheet

▶	Activity continued to reflect the context of the market:

•	Low demand for loans in Europe, particularly in Spain and Portugal. Growth of 8% in Latin America at constant perimeter and exchange rates.

•	Of note in deposits without repos (including retail commercial paper) was the growth in Spain and Portugal: +17% year-on-year and +5% over the fourth quarter.

•	The gap between loans and deposits is narrowed in the first quarter by EUR 20,000 million in the Group (EUR 11,000 in Spain).

•	The Group’s net loan-to-deposit ratio was 109%, with improvements in Spain and Portugal.

▶	Core capital ratio (BIS II) of 10.67%, +34 b.p. more since the end of 2012.

▶	Estimated phase-in core capital BIS III: 11.95% at December 2013.

Total managed funds at the end of March amounted to EUR 1,406,578 million, of which EUR 1,281,698 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account for year-on-year comparisons:

•	A slightly positive one from the net perimeter impact of the following changes in the Group’s composition:

•	Positive effect from the merger in early 2013 of Bank Zachodni WBK and Kredyt Bank in Poland.

•	Negative impact from the sale of the subsidiary in Colombia.

•

A negative effect as a result of the evolution of end-of-period exchange rates of various currencies against the euro. On the one hand, appreciation of the Mexican peso (+8%), the Chilean peso (+7%) and the US dollar (+4%) and, on the other, depreciation of the Brazilian real (5%), the Argentine peso (11%), sterling (1%) and the Polish zloty (1%).

Both effects were neutralised in the changes in balances with clients, both in lending and funds managed. As a result, the final impact was zero.

Customer lending

The Group’s gross lending amounted to EUR 749,967 million at the end of March, virtually the same as in December 2012 (-0.1% after deducting the impact of perimeter and exchange rate changes). The UK’s rose 0.8% and Latin America’s 0.9%, while Continental Europe and the US dropped 1.0% and 1.3% respectively.

Compared to March 2012, gross lending was 2% lower, with very different performances by markets.

In Continental Europe, Spain’s and Portugal’s lending continued to be affected by low demand because of recession (-4% and -8% y-o-y, respectively, in net lending), while the balances of Spain’s run-off real estate was 61% lower. Santander Consumer Finance’s balances, in a market of reduced activity, remained stable, while Poland’s increased 6% in local currency on a like-for-like basis.

CUSTOMER LOANS (EUR Million)

	31.03.13	31.03.12	Variation Amount	(%)	31.12.12
Spanish Public sector	17,561	12,801	4,760	37.2	16,884
Other residents	178,460	193,462	(15,001)	(7.8)	183,130
Commercial bills	8,007	8,790	(784)	(8.9)	8,699
Secured loans	101,863	110,731	(8,868)	(8.0)	103,890
Other loans	68,590	73,940	(5,350)	(7.2)	70,540
Non-resident sector	553,946	557,803	(3,856)	(0.7)	544,520
Secured loans	340,486	343,492	(3,006)	(0.9)	339,519
Other loans	213,461	214,311	(850)	(0.4)	205,000
Gross customer loans	749,967	764,065	(14,098)	(1.8)	744,534
Loan-loss allowances	26,154	19,116	7,038	36.8	25,422
Net customer loans	723,814	744,950	(21,136)	(2.8)	719,112
Pro memoria: Doubtful loans	37,138	31,812	5,326	16.7	35,301
Public sector	103	139	(36)	(25.8)	121
Other residents	16,613	14,613	1,999	13.7	16,025
Non-resident sector	20,422	17,060	3,363	19.7	19,156

12	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

•	Gross lending in Spain stood at EUR 180,642 million, 3% lower year-on-year, as follows:

•	Lending to individuals amounted to EUR 64,705 million, of which EUR 52,045 million are home mortgages (-5% in 12 months).

Grupo Santander’s portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (88% with an LTV of less than 80%) and a very low NPL ratio (3.0%).

•

Loans to SMEs and companies without real estate purpose amounted to EUR 98,991 million and accounted for the largest share of lending (55%). Moreover, indirect lending to companies was provided via payment to suppliers (EUR 4,160 million) launched by the public sector. In year-on-year terms, the sum of both was virtually unchanged.

•	Lastly, loans to the public sector, excluding financing to suppliers, stood at EUR 13,401 million, (5% more than in March 2012).

•	In Portugal, lending dropped 8%, and came from all segments. In addition, balances in construction and real estate, which represent only 2.9% of lending, declined 20%.

•

Santander Consumer Finance’s balances remained virtually unchanged (down by less than 1%). Germany, which accounts for 52% of the area’s credit, increased its lending 1% and Nordic countries 13% in local currency, while that in other countries was more affected by the economic situation and deleveraging declined.

New loans in the first quarter of 2013 fell 5%. Credit for durable goods remained stable, while that for used and new vehicles fell, though not as much as the sector as a whole (new car sales in the EU declined 13%).

•	In Poland, lending rose 79% in local currency, influenced by the consolidation of Kredyt Bank. Isolating the impact of the merger, lending increased 6%.

•

Net customer lending included in the Spain’s run-off real estate amounted to EUR 6,844 million, EUR 454 million less than in the fourth quarter and less than half that in March 2012 (EUR 17,389 million).

In the United Kingdom, the balance of customer loans was 5% lower in sterling year-on-year. In local criteria, the balance of home mortgages dropped 7% because of the strategy of improving the risk profile together with the fall in loans to the real estate sector. Personal loans declined 20% year-on-year, while those to SMEs increased 15% and continued to gain market share.

Lending in Latin America in constant currency and excluding the impact of the sale of the Colombian subsidiary, rose 8% year-on-year. Growth in local currency in Brazil was 5%, 13% in Mexico, 8% in Chile, 27% in Argentina, 24% in Uruguay and 30% in Peru.

(*)	Excluding exchange rate impact: -1.5%

(*)	In Companies without real estate purpose, including financing to suppliers (Public sector): EUR 4 bn.

JANUARY - MARCH	13

FINANCIAL REPORT 2013     CONSOLIDATED FINANCIAL REPORT

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

	31.03.13	31.03.12	Variation Amount	(%)	31.12.12
Resident public sector	13,198	10,925	2,273	20.8	8,487
Other residents	164,090	137,134	26,956	19.7	157,011
Demand deposits	73,015	67,382	5,633	8.4	71,526
Time deposits	82,772	60,511	22,261	36.8	75,414
Other	8,302	9,241	(938)	(10.2)	10,071
Non-resident sector	475,940	494,727	(18,787)	(3.8)	461,141
Demand deposits	238,130	224,318	13,812	6.2	228,698
Time deposits	176,979	194,764	(17,785)	(9.1)	179,503
Other	60,831	75,645	(14,814)	(19.6)	52,940
Customer deposits	653,228	642,786	10,442	1.6	626,639
Debt securities*	200,742	207,018	(6,277)	(3.0)	205,969
Subordinated debt	17,828	22,821	(4,992)	(21.9)	18,238
On-balance-sheet customer funds	871,798	872,625	(827)	(0.1)	850,846
Mutual funds	93,773	105,914	(12,142)	(11.5)	89,176
Pension funds	10,181	9,765	416	4.3	10,076
Managed portfolios	20,926	19,500	1,426	7.3	18,889
Other customer funds under management	124,880	135,179	(10,299)	(7.6)	118,141
Customer funds under management	996,678	1,007,804	(11,127)	(1.1)	968,987

*	Including retail commercial paper in Spain (EUR million): 10,153 in March 2013, 8,346 in March 2012 and 11,536 in December 2012.

Lastly, lending in the US increased 1% in dollars (+3% excluding the non-core portfolio).

At the end of March, Continental Europe accounted for 41% of the Group’s total lending (24% Spain), the UK 33%, Latin America 20% (11% Brazil) and the US 6%.

Customer funds under management

Total managed funds amounted to EUR 996,678 million, 1.8% higher than at the end of 2012, deducting the perimeter and forex effects. This growth came from all geographic areas: +2.9% in Continental Europe, +1.5% in the UK, +3.2% in Latin America and +0.3% in the US.

Compared to March 2012, managed funds were 1% lower. Customer deposits (including retail commercial paper in Spain and Brazil’s “letras financieras”) increased 2%, conditioned by lower repos in the last twelve months, as if these are excluded, deposits rose 6%.

Customer deposits and retail commercial paper in Continental Europe performed as follows:

• Spain’s grew 13% y-o-y (+20% excluding repos). A total of EUR 31,713 million of demand and time deposits and retail commercial paper (EUR 8,269 million in the first quarter of 2013) was captured over the last 12 months, while repos declined by EUR 8,345 million. This evolution produced a gain in market share and continued to improve the liquidity ratios. Spain’s net loan-to-deposit ratio ended March at 85%, down from 90% at the end of 2012 and 101% in March 2012.

• Portugal’s deposits rose 2%, both in time and demand deposits.

• Santander Consumer Finance’s deposits dropped 5% due to Germany (93% of the area’s total) and the policy of reducing higher cost balances.

• Poland’s deposits increased 79% in local currency, due to the entry of Kredyt Bank. They also rose 11% on a like-for-like basis.

In the UK, customer deposits excluding repos (in sterling) declined 1% in the last 12 months, due to the reduction in the more expensive balances, as retail deposits were up 4%, due to the successful commercial strategy in the last few quarters.

In Latin America (excluding the sale of the subsidiary in Colombia and in local currency) customer deposits without repos increased 6%. Mexico’s rose 17%, Chile’s 6% and Brazil’s 1%. Demand and time deposits grew in Mexico and Chile, and demand deposits in Brazil.

MUTUAL FUNDS (EUR Million)

	31.03.13	31.03.12	Var (%)	31.12.12
Spain	23,580	27,292	(13.6)	23,093
Portugal	1,437	1,809	(20.6)	1,544
Poland	2,428	2,059	17.9	2,443
United Kingdom	12,638	15,674	(19.4)	13,919
Latin America	53,690	59,080	(9.1)	48,178
Total	93,773	105,914	(11.5)	89,176

14	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

PENSION FUNDS (EUR Million)

	31.03.13	31.03.12	Var (%)	31.12.12
Spain	9,401	8,983	4.7	9,289
Portugal	780	782	(0.2)	787
Total	10,181	9,765	4.3	10,076

Lastly, US customer deposits remained virtually unchanged in the last twelve months.

As for mutual funds, they decreased 11% because of the greater focus on capturing deposits. Spain, Portugal, the UK and Chile registered double-digit declines, while Poland’s funds rose 19%.

Pension plans increased 5% in Spain and remained the same in Portugal over the last 12 months, These are the only two countries where Santander markets this product.

Continental Europe accounted for 37% of managed customer funds (27% Spain), the UK 31%, Latin America 27% (Brazil 15%) and the US 5%.

The successful capturing of deposits enabled the Group to significantly reduce the need for raising funds via wholesale issuances. However, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets and strived to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

The Group issued in the first quarter of 2013 EUR 9,013 million of medium- and long-term issues, of which EUR 7,013 million was senior debt and EUR 2,000 million covered bonds.

As regards securitisations, the Group’s subsidiaries placed in the first quarter of 2013 a total of EUR 1,113 million, mainly in the UK and via the units of Santander Consumer Finance.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of liquidity self-sufficiency for its subsidiaries so that each adapts its issuance programme to the evolution of its balance sheet.

Maturities of medium- and long-term debt amounted to EUR 11,661 million in the first quarter, of which EUR 8,646 million was senior debt, EUR 2,816 million covered bonds and EUR 199 million subordinated debt.

This capturing of stable funds, via deposits and retail commercial paper, combined with the trend of moderate growth in lending, brought the loan-to-deposit ratio to 109% (115% in March 2012 and 113% in December).

The ratio of deposits plus medium- and long-term funding to the Group’s loans was 119%, underscoring the appropriate funding structure of the Group’s lending.

(*) Excluding exchange rate impact: -0.7%

(*) Including retail commercial paper

JANUARY - MARCH	15

FINANCIAL REPORT 2013     CONSOLIDATED FINANCIAL REPORT

Other items of the balance sheet

Total goodwill was EUR 25,070 million, EUR 131 million less than in March 2012, due to the net effect of the incorporation of Kredyt Bank and the decline resulting from the evolution of exchange rates, particularly sterling and the Brazilian real.

At the end of 2011 the European Central Bank put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group went to these auctions and continued to deposit a large part of these funds in the ECB, as a liquidity insurance. All of this, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

In January 2013, and at the first opportunity possible, the Group returned EUR 24,000 million corresponding to the total amount borrowed by Banco Santander and Banesto at the December 2011 auction. The Group continued to return funds, up to a total of EUR 31,000 million.

The balance of financial assets available for sale amounted to EUR 107,125 million, EUR 7,960 million more in twelve months. The rises were in the UK and Poland. Spain’s public debt remained at the same levels (+410 million in 12 months)

Shareholders’ equity and solvency ratios

Total shareholders’ funds, after retained profits, amounted to EUR 82,158 million (+EUR 1,440 million in 12 months; +2%).

Total equity at the end March, was EUR 84,542 million (+EUR 2,408 million and +3% in 12 months), after incorporating minority interests, which increased by EUR 3,150 million, mainly from the IPO in Mexico and the operation in Poland, and valuation adjustments, which declined by EUR 2,182 million. There was a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries. It also includes the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as the same occurs in their recording in assets.

The Group’s eligible equity on the basis of BIS II criteria amounted to EUR 75,837 million at the end of March (EUR 30,385 million above the requirement; +67%).

The BIS II core capital ratio was 10.67%, from the ordinary generation of capital in the quarter of 34 b.p.

The core capital is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

	31.03.13	31.03.12	Variation Amount	(%)	31.12.12
Capital stock	5,269	4,538	731	16.1	5,161
Additional paid-in surplus	37,281	31,172	6,109	19.6	37,302
Reserves	38,442	43,558	(5,117)	(11.7)	37,513
Treasury stock	(39)	(178)	138	(77.8)	(287)
Shareholders’ equity (before profit and dividends)	80,953	79,091	1,862	2.4	79,689
Attributable profit	1,205	1,627	(422)	(25.9)	2,295
Interim dividend distributed	—	—	—	—	(650)
Interim dividend not distributed (1)	—	—	—	—	(423)
Shareholders’ equity (after retained profit)	82,158	80,717	1,440	1.8	80,911
Valuation adjustments	(9,013)	(6,831)	(2,182)	31.9	(9,474)
Minority interests	11,397	8,247	3,150	38.2	9,415
Total equity (after retained profit)	84,542	82,134	2,408	2.9	80,852
Preferred shares and securities in subordinated debt	4,755	5,639	(883)	(15.7)	4,740
Total equity and capital with the nature of financial liabilities	89,297	87,772	1,524	1.7	85,592

(1)	In 31.12.12, estimated data of May 2013 scrip dividend

16	JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2013

COMPUTABLE CAPITAL AND BIS II RATIO (EUR Million)

			Variation
	31.03.13	31.03.12	Amount	(%)	31.12.12
Core capital	60,623	57,567	3,056	5.3	57,558
Basic capital	65,313	63,031	2,282	3.6	62,234
Supplementary capital	11,755	15,173	(3,418)	(22.5)	11,981
Deductions	(1,231)	(1,205)	(26)	2.1	(1,279)
Computable capital	75,837	76,999	(1,161)	(1.5)	72,936
Risk-weighted assets	568,155	570,239	(2,084)	(0.4)	557,030
BIS II ratio	13.35	13.50	(0.15 p. )		13.09 p.
Tier I (before deductions)	11.50	11.05	0.45 p.		11.17 p.
Core capital	10.67	10.10	0.57 p.		10.33 p.
Shareholders’ equity surplus (BIS II ratio)	30,385	31,380	(995)	(3.2)	28,374

As regards the Basel III capital regulations, expected to be approved this year and enter into force in 2014, Santander has a comfortable position. On the basis of the latest changes introduced into the draft regulation, the best estimate of the Group’s phase-in core capital ratio at the end of 2013 is 11.95%.

▶	Rating Agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- from Standard & Poor’s; BBB Fitch; Baa3 Moody’s; and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, the Group’s rating is not more than one notch above that of the sovereign debt rating.

Santander is the only bank in Spain with a rating higher than that for the Kingdom of Spain by all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt by S&P and the only one among the 20 largest banks worldwide above sovereign with Moody’s.

RATING AGENCIES. GRUPO SANTANDER

	Long	Short
	term	term	Outlook
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(bajo)	Negative

JANUARY - MARCH	17

FINANCIAL REPORT 2013     RISK MANAGEMENT

Risk management

▶	The Group’s NPL ratio rose 0.22 p.p. in the first quarter to 4.76%, mainly because of Spain (including real estate activity) and Portugal, as most other units were stable.

▶	Coverage remained stable at 71%, after the sharp increase from 61% in the first quarter of 2012.

▶	Real estate activity in Spain was placed in a separate unit. Total net assets of EUR 11,936 million. Of which:

•	Loans: EUR 6,844 million ; -61% y-o-y.

•	Foreclosed assets: EUR 3,645 million; -18% y-o-y.

•	Coverage ratios: 51% in loans; 53% in foreclosures.

Credit risk management

Net NPL entries in the first quarter of 2013, excluding the perimeter and forex effects, amounted to EUR 3,798 million, in line with the fourth quarter of 2012 and below the quarterly average of the last two years.

Bad and doubtful loans amounted to EUR 38,051 million at the end of March. This balance, together with the levels of stable loans, put the Group’s NPL ratio at 4.76%, 22 b.p. more than at the end of 2012. This ratio compares well with the banking sector’s average in most of the countries where the Group operates.

Loan-loss provisions stood at EUR 26,966 million, of which EUR 4,401 million were generic provisions. This fund rose 35.4% in 12 months and brought coverage to 71% at the end of March (61% a year earlier).

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 57% and 52%, respectively.

CREDIT RISK MANAGEMENT* (EUR Million)

			Var.
	31.03.13	31.03.12	(%)	31.12.12
Non-performing loans	38,051	32,534	17.0	36,061
NPL ratio (%)	4.76	3.98	0.78 p.	4.54 p.
Loan-loss allowances	26,966	19,914	35.4	26,111
Specific	22,565	15,738	43.4	21,793
Generic	4,401	4,176	5.4	4,319
NPL coverage (%)	70.9	61.2	9.7 p.	72.4
Credit cost (%) **	1.50	1.47	0.03 p.	2.15

*	Excluding country-risk
**	Net specific provisions / computable assets

Note: NPL ratio: Non-performing loans / computable assets

Net specific provisions, deducting write-offs recovered, were EUR 2,938 million in the first quarter, 1.50% of average credit risk, compared to EUR 3,016 million (1.47%) in the first quarter of 2012.

The NPL ratios and coverage by countries are set out below.

•	Spain’s NPL ratio was 4.12%, 28 b.p. more than at the end of 2012, largely due to the companies segment and the effect of deleveraging in the denominator. Coverage was 50%.

By segments, that for home mortgages was 3.0%, remaining stable in the quarter. The rest of the portfolio (public administrations, individuals and companies) was at 4.5%.

•	There is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development, and which has a specialised management model, equity stakes related to the property sector (Metrovacesa and SAREB) and foreclosed assets.

The total net assets of this activity amounted to EUR 11,936 million, as follows:

•

Net loans of EUR 6,844 million, EUR 10,545 lower than in March 2012 and EUR 454 million below the end of 2012. Its NPL ratio was 56.25% (+2.2 p.p. in the quarter) with coverage of 87%. Coverage for the total lending was 51% compared to 14% in March 2012.

•

Net foreclosed assets stood at EUR 3,656 million at the end of March, similar to the level at the end of the year as the number of operations slowed in the first quarter of 2013, partly due to the decision by consumers to bring forward purchases to the end of 2012 in order to avoid the VAT rise and the elimination of tax deductions. These assets are covered by EUR 4,173 million (53% of gross assets).

18	JANUARY - MARCH

RISK MANAGEMENT     FINANCIAL REPORT 2013

•	The stakes in Metrovacesa and SAREB amount to EUR 1,436 million. The rise in the first quarter was due to the second disbursement of capital in SAREB.

•	Portugal’s NPL ratio was 6.88% at the end of March (+32 b.p. since the end of 2012), within the expected levels and conditioned by the country’s recession. The new regulations to protect borrowers who show signs of deterioration has so far not affected the indicators of the lending portfolio, as the rules ratify the management practices for the portfolio of individual customers which the Group has been implementing for several quarters. Coverage remained stable at 53%.

•	Santander Consumer Finance’s NPL ratio was 3.98%, in line with previous quarters. Of note was the good performance of the unit in Germany. Coverage remained at around 110%.

•	On January 4 in Poland, Kredyt Bank (KB) was merged with our subsidiary Bank Zachondi WBK. The different lending profiles of the two banks (very complementary, with a larger share of individuals and SMEs in KB), as well as their different credit quality explain the rise in the NPL ratio in the merged bank, to 7.39% from 4.72% at the end of 2012 before the merger.

Coverage for the new bank is at 68%, in line with December 2012, before the merger, after adjusting KB provisions to the Group’s corporate standards.

•	In the UK, the NPL ratio was 2.03%, 2 b.p. lower than the end of 2012. This was due to two factors:

•	Reduction in lending for residential mortgages due to strict risk and pricing policies, above all in the segment known as interest only, where the maximum limit of loan-to-value was reduced to 50%.

•

Deleveraging in non-core segments of companies such as shipping and aviation (-17% and -3%, respectively, in the first quarter), including several relevant loans that were no longer registered as non-performing, which contributed to the good performance of this segment in the first three months of 2013.

SPAIN. NPL RATIO AND COVERAGE

%

49
44
46
50
50
Coverage
3.35
3.26
3.64
3.84
4.12
NPL ratio
Mar 12
Jun 12
Sep 12
Dec 12
Mar 13

SPAIN´S RUN-OFF REAL ESTATE

EUR Million net balances

Equity stakes
Foreclosed real estate
Loans
22,582
748
4,445
17,389
19,026
735
4,220
14,070
15,453
678
4,177
10,598
12,277
1,303
3,676
7,298
11,936
1,436
3,656
6,844
Mar 12
Jun 12
Sep 12
Dec 12
Mar 13

SPAIN. NPL RATIO BREAKDOWN

%

3.6
3.5
3.9
4.1
4.5
Other portfolio
2.6
2.6
2.8
3.0
3.0
Household mortgages
Mar 12
Jun 12
Sep 12
Dec 12
Mar 13

SPAIN´S RUN-OFF REAL ESTATE. COVERAGE RATIO

%

Loans
14%
51%
Mar 12
Mar 13
Foreclosed real estate
48%
53%
Mar 12
Mar 13

JANUARY - MARCH	19

FINANCIAL REPORT 2013     RISK MANAGEMENT

•	Brazil’s NPL ratio was 6.90%, similar to the end of 2012 (+4 b.p.), with coverage of 90%. The portfolio continued to feel the impact of lower economic growth. The trend in the NPL ratio improved in recent quarters, after the increases registered in the first half of 2012 and is basically stable. Moreover, early NPLs (less than 90 days overdue) started to stabilise.

•	The NPL ratio of Latin America ex-Brazil was 3.66%, in line with that at the end of 2012 (3.62%). The rise in the ratio in Chile was offset by Puerto Rico, thanks to management of its mortgage portfolio and, to a lesser extent by Argentina, Uruguay and Mexico.

•	Sovereign’s NPL ratio was 2.23% in March 2013, slightly lower than the 2.29% at the end of 2012. This was due to two factors: first, the good performance of retail portfolios due to the rise in household disposable income and second, the favourable evolution of the companies’ portfolio, with reduced NPL entries.

NON-PERFORMING LOANS BY QUARTER (EUR Million)

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061
Net additions	3,615	5,425	3,815	3,682	3,798
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743
Exchange differences	41	(67)	(36)	(430)	278
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)
Balance at period-end	32,534	34,339	35,802	36,061	38,051

Market risk

In the first quarter of 2013, the risk of trading activity, measured in daily VaR terms at 99%, averaged around EUR 19.3 million. It fluctuated between EUR 14.7 and EUR 25.6 million.

VaR was on a downward trend since the end of February, due to the risk reduction in Brazil and Madrid (lower exposure in exchange rates and credit spread, respectively), and the minimum for the quarter was EUR 14.7 million on March 26.

(*)	Trading activity

TRADING PORTFOLIO*, VaR BY REGION

First quarter	2013		2012
EUR Million	Average	Latest	Average
Total	19.3	16.8	14.6
Europe	14.1	13.4	10.5
USA and Asia	0.8	1.3	1.2
Latin America	12.3	11.7	8.4
Global Activities	1.3	1.4	6.3

(*)	Trading activity

TRADING PORTFOLIO*, VaR BY MARKET FACTOR

First quarter 2013
EUR Million	Min	Avg	Max	Latest
VaR total	14.7	19.3	25.6	16.8
Diversification efect	(12.0)	(15.6)	(20.4)	(20.1)
Interest rate VaR	10.7	12.2	24.4	12.3
Equity VaR	5.0	7.7	11.5	6.9
FX VaR	2.2	5.2	10.0	10.0
Credit spreads VaR	6.2	9.5	13.3	7.5
Commodities VaR	0.1	0.3	0.7	0.1

(*) Trading activity

20	JANUARY - MARCH

THE SANTANDER SHARE     FINANCIAL REPORT 2013

The Santander share

Shareholder remuneration

The Santander Dividendo Elección programme (scrip dividend) was implemented on the dates when traditionally interim dividends are paid – August 2012 (EUR 0.152), November 2012 (EUR 0.150) and February 2013 (EUR 0.152), The AGM on March 22 2013 approved a fourth dividend for 2012 to be paid in May. With that, the total remuneration for 2012 was EUR 0.604 per share.

The programme enables shareholders to receive the fourth dividend in cash or in shares. Each shareholder receives a free allotment of new shares for each share they own. The shareholder can sell the rights to the bank at a set price (EUR 0.150 per right), to the stock market between April 12 and 26 at the market price, or receive new shares in the proportion of one new share for every 34 rights (in the last two cases without withholding tax*).

In order to meet the request for new shares, a capital increase for a maximum of EUR 154,980,634 (309,961,268 shares) will be made. Shareholders are due to receive on May 2 the amount in cash if they opted to sell the rights to the bank, and on May 7 the new shares if they chose this option.

Performance of the Santander share

Most stock markets rose during the first quarter except for Italy’s and Spain’s, the main ones on the periphery of Europe, which were hit by the results of the Italian elections and, mainly, the bail-out of Cyprus, which affected banks because of the uncertainty it created on the haircut of deposits in the event of further rescues of EU countries.

Prior to that, the markets increased significantly because of the political agreement in the US to avoid the fiscal cliff and the greater stability in the European debt market.

In this environment, the Santander share fell 14.1% in the first quarter and ended March at EUR 5.242. Its performance, more in line with the Eurozone banks indexes (Euro Stoxx Banks: -8.8%), reflected the added pressure on the periphery countries.

Capitalisation

At the end of March, Santander was the largest bank in the Eurozone by market capitalisation (EUR 55,244 million) and the 19th in the world. The share’s weighting in the DJ Stoxx 50 was 1.88%, 7.66% in the DJ Stoxx Banks and 17.17% in the Ibex 35.

Trading

A total of 4,878 million Santander shares were traded in the first quarter for an effective value of EUR 29,277 million, among the highest figures of the Eurostoxx shares. The liquidity ratio of the Santander share was 47%. A daily average of 79 million shares were traded (EUR 472 million).

Shareholder base

The total number of shareholders at the end of March was 3,261,193 of which 3,060,472 are European (87.6% of the capital stock) and 184,438 from the Americas (11.6%).

At the end of the first quarter, excluding the board, which held 1.88% of the bank’s capital, individual shareholders owned 40.94% and institutional ones 57.18%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

THE SANTANDER SHARE. March 2013

Shareholders and trading data
Shareholders (number)	3,261,193
Shares (number)	10,538,683,145
Average daily turnover (no. of shares)	78,672,224
Share liquidity (%)	47

(Number of shares traded during the year / number of shares)

Remuneration per share	euros	%(1)
Santander Dividendo Elección (Aug.12)	0.152	12.4
Santander Dividendo Elección (Nov.12)	0.150	19.0
Santander Dividendo Elección (Feb.13)	0.152	27.7
Santander Dividendo Elección (May.13)	0.150	(31.7)

Price movements during the year
Beginning (31.12.12)		6.100
Highest		6.678
Lowest		5.117
Last (28.03.13)		5.242
Market capitalisation (millions) (28.03.13)		55,244

Stock market indicators
Price / Book value (X)		0.67
P/E ratio (X)		11.33
Yield (2) (%)		10.04

(1)	Variation o/ equivalent previous year
(2)	Total dividend 2012 / Q1’13 average share price

CAPITAL STOCK OWNERSHIP

March 2013	Shares	%
The Board of Directors	198,103,754	1.88
Institutional investors	6,026,343,277	57.17
Individuals	4,314,236,114	40.94
Total	10,538,683,145	100.00

JANUARY - MARCH	21

FINANCIAL REPORT 2013     INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2013 the general criteria used in 2012, with the following exceptions:

1)	In the Group’s financial statements

•	The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognised against shareholders’ equity, without the possibility for deferred recognition through the P&L, as it was done until now.

•	As a result of the envisaged disposal of Santander UK card business formerly owned by GE, its 2012 results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2)	In businesses by restructuring

•	Spain was incorporated as a principal or geographic segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

•	In order to align its funding with the rest of units, the liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

•	Discontinued feal estate activity in Spain is segregated into a unit within Continental Europe (Spain’s run-off real estate). It includes: loans from customers whose activity is mainly real estate development, which have a specialised management model; equity stakes in real estate companies and foreclosed assets.

3)	Other adjustments

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

•	The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

•	Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

For comparison purposes, the figures for 2012 have been restated including the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the International Financial Reporting Standards, the operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region, as well as the unit of Spain’s run-off real estate. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail and wholesale banking and asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries (including Puerto Rico). It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by type of business. The reported segments are: retail banking, wholesale banking, asset management and insurance and the unit of Spain’s run-off real estate.

•	Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US), as well as the main countries and Santander Consumer Finance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

22	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENT    FINANCIAL REPORT 2013

NET OPERATING INCOME (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
Continental Europe	1,530	1,405	8.9	1,853	(17.4)
o/w: Spain	853	821	3.8	1,074	(20.6)
Portugal	107	67	59.9	191	(44.0)
Poland	160	160	0.5	113	41.4
Santander Consumer Finance	425	410	3.7	472	(9.9)
United Kingdom	486	525	(7.4)	641	(24.3)
Latin America	3,474	3,369	3.1	3,861	(10.0)
o/w: Brazil	2,426	2,306	5.2	2,816	(13.8)
Mexico	474	419	13.2	426	11.2
Chile	320	366	(12.8)	349	(8.5)
USA	311	317	(1.8)	385	(19.2)
Operating areas	5,800	5,616	3.3	6,740	(13.9)
Corporate Activities	(507)	(272)	86.3	(496)	2.1
Total Group	5,294	5,344	(0.9)	6,244	(15.2)

ATTRIBUTABLE PROFIT (EUR Million)

Continental Europe*	307	173	77.4	421	(27.1)
o/w: Spain	207	116	78.6	202	2.5
Portugal	21	26	(19.1)	32	(34.3)
Poland	70	94	(25.1)	73	(3.1)
Santander Consumer Finance	176	162	8.7	206	(14.4)
United Kingdom	224	256	(12.5)	291	(23.0)
Latin America	988	988	(0.0)	1,207	(18.2)
o/w: Brazil	499	518	(3.7)	641	(22.3)
Mexico	241	181	33.0	294	(18.0)
Chile	103	134	(22.7)	131	(21.0)
USA	233	226	3.0	238	(2.4)
Operating areas*	1,752	1,643	6.6	2,158	(18.8)
Corporate Activities*	(547)	(619)	(11.7)	(531)	3.0
Total Group*	1,205	1,024	17.7	1,627	(25.9)
Net capital gains and provisions	—	(601)	(100.0)	—	—
Total Group	1,205	423	184.9	1,627	(25.9)

(*).- Excluding net capital gains and provisions

CUSTOMER LOANS (EUR Million)

Continental Europe	287,195	283,427	1.3	300,611	(4.5)
o/w: Spain	176,462	178,426	(1.1)	183,368	(3.8)
Portugal	25,518	25,960	(1.7)	27,808	(8.2)
Poland	16,188	9,732	66.3	9,106	77.8
Santander Consumer Finance	56,241	56,683	(0.8)	56,306	(0.1)
United Kingdom	242,425	249,157	(2.7)	259,637	(6.6)
Latin America	148,965	140,090	6.3	141,411	5.3
o/w: Brazil	77,918	74,511	4.6	78,083	(0.2)
Mexico	23,279	20,384	14.2	19,146	21.6
Chile	31,615	29,677	6.5	27,257	16.0
USA	42,032	41,331	1.7	40,030	5.0
Operating areas	720,616	714,004	0.9	741,689	(2.8)
Total Group	723,814	719,112	0.7	744,950	(2.8)

CUSTOMER DEPOSITS (EUR Million)

Continental Europe	272,222	256,154	6.3	250,037	8.9
o/w: Spain	197,464	187,261	5.4	175,903	12.3
Portugal	23,703	23,971	(1.1)	23,321	1.6
Poland	17,794	11,217	58.6	10,028	77.4
Santander Consumer Finance	31,496	31,892	(1.2)	33,180	(5.1)
United Kingdom	194,378	194,452	(0.0)	191,727	1.4
Latin America	144,487	134,765	7.2	143,065	1.0
o/w: Brazil	75,162	69,849	7.6	76,352	(1.6)
Mexico	27,387	24,743	10.7	26,120	4.8
Chile	23,224	22,411	3.6	20,547	13.0
USA	39,575	38,116	3.8	37,828	4.6
Operating areas	650,661	623,487	4.4	622,657	4.5
Total Group	653,228	626,639	4.2	642,786	1.6

JANUARY - MARCH	23

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	2,005	2,097	(4.4)	2,236	(10.3)
Net fees	911	855	6.5	921	(1.1)
Gains (losses) on financial transactions	265	52	407.6	282	(6.2)
Other operating income (1)	18	13	30.3	32	(44.5)
Gross income	3,198	3,018	6.0	3,470	(7.9)
Operating expenses	(1,668)	(1,613)	3.4	(1,618)	3.1
General administrative expenses	(1,485)	(1,439)	3.2	(1,455)	2.0
Personnel	(906)	(861)	5.2	(874)	3.7
Other general administrative expenses	(578)	(577)	0.2	(582)	(0.6)
Depreciation and amortisation	(183)	(174)	5.4	(162)	12.9
Net operating income	1,530	1,405	8.9	1,853	(17.4)
Net loan-loss provisions	(901)	(1,056)	(14.7)	(1,095)	(17.7)
Other income	(192)	(147)	30.5	(179)	7.2
Ordinary profit before taxes	437	202	116.6	579	(24.5)
Tax on profit	(100)	(16)	545.5	(144)	(30.1)
Ordinary profit from continuing operations	336	186	80.8	435	(22.7)
Net profit from discontinued operations	—	(5)	(100.0)	1	(100.0)
Ordinary consolidated profit	336	181	85.6	436	(22.8)
Minority interests	29	8	259.9	14	103.1
Ordinary attributable profit to the Group	307	173	77.4	421	(27.1)
Net capital gains and provisions	—	(657)	(100.0)	—	—
Attributable profit to the Group	307	(484)	—	421	(27.1)
BALANCE SHEET
Customer loans (2)	287,195	283,427	1.3	300,611	(4.5)
Trading portfolio (w/o loans)	84,960	87,992	(3.4)	78,957	7.6
Available-for-sale financial assets	45,439	38,309	18.6	54,792	(17.1)
Due from credit institutions (2)	63,313	49,020	29.2	44,508	42.3
Intangible assets and property and equipment	5,815	5,697	2.1	5,566	4.5
Other assets	23,082	30,827	(25.1)	27,108	(14.9)
Total assets/liabilities & shareholders’ equity	509,803	495,272	2.9	511,542	(0.3)
Customer deposits (2)	272,222	256,154	6.3	250,037	8.9
Marketable debt securities (2)	19,990	21,119	(5.3)	19,051	4.9
Subordinated debt (2)	351	118	196.6	175	101.0
Insurance liabilities	1,263	1,425	(11.4)	717	76.0
Due to credit institutions (2)	75,019	78,177	(4.0)	74,185	1.1
Other liabilities	110,675	107,245	3.2	135,505	(18.3)
Shareholders’ equity (3)	30,284	31,034	(2.4)	31,872	(5.0)
Other customer funds under management	43,958	43,391	1.3	46,320	(5.1)
Mutual funds	27,444	27,080	1.3	31,160	(11.9)
Pension funds	10,188	10,076	1.1	9,765	4.3
Managed portfolios	6,327	6,236	1.5	5,395	17.3
Customer funds under management	336,522	320,783	4.9	315,582	6.6
RATIOS (%) AND OPERATING MEANS
ROE	4.06	2.24	1.82 p.	5.38	(1.33 p. )
Efficiency ratio (with amortisations)	52.2	53.4	(1.3 p. )	46.6	5.5 p.
NPL ratio	6.62	6.29	0.33 p.	5.41	1.21 p.
NPL coverage	71.0	73.0	(2.0 p. )	54.1	16.9 p.
Number of employees	61,853	57,941	6.8	58,271	6.1
Number of branches	6,783	6,437	5.4	6,558	3.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

24	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Continental Europe

▶	Attributable profit of EUR 307 million (+77.4% over the fourth quarter of 2012).

•	Higher gross income (fuelled by wholesale trading gains), flat costs at constant perimeter and lower loan-loss provisions.

▶	Compared to the first quarter 2012, attributable profit fell 27.1%.

•	Lower gross income impacted by low interest rates and economic slowdown on net interest income and fee income.

•	Flat expenses at constant perimeter and lower provisions.

▶	Growth strategy: preference for liquidity is maintained (in Spain increase of EUR 8,300 million in the quarter; +5%) in a context of low demand for loans.

Attributable profit was EUR 307 million compared to a loss of EUR 484 million in the fourth quarter of 2012, impacted by the special real estate provisions in Spain. Excluding this impact, attributable profit rose 77.4%.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate.

The results reflect a positive perimeter impact from the consolidation of Kredyt Bank in Poland and the reassurance of insurance business in Spain and Portugal of 1.2 p.p. on gross income and a negative impact of 6 p.p. on attributable profit.

Strategy

The main actions focus on developing the mergers of retail networks in Spain and banks in Poland. In a still weak environment with low interest rates, the general strategic lines followed in the last two years were maintained:

•	Defending spreads on loans and on deposits, those on new ones are improving.

•	Control of expenses.
•	Active risk management.

•	Priority given to liquidity and deposits in a context of low demand for loans.

Activity

Customer lending was 4% lower year-on-year, with reductions in Spain and Portugal, growth in Poland (from the consolidation of Kredyt Bank; without it, +6%) and mostly stable at Santander Consumer Finance.

Compared to December 2012, lending was 1% higher because of Kredyt Bank’s incorporation and improved trend in Spain and Portugal (combined drop of 1%).

Customer deposits without repos, including retail commercial paper, rose 14% year-on-year. By units, Spain’s deposits increased 20%, Portugal’s 2% and Poland’s 79% in local currency (11% eliminating the perimeter effect). Santander Consumer Finance’s dropped 5%.

This trend was maintained in the last three months. Deposits rose in Spain (+5%) and Poland, while those of Portugal and Santander Consumer Finance fell 1%.

Results

Gross income declined 7.9% year-on-year, mainly due to net interest income (-10.3%), reflecting the region’s weak economies and low interest rates.

Operating expenses were 3.1% higher than in the first quarter of 2012 due to the perimeter effect in Poland, as on a like-for-like basis they remained flat (+0.2%) and dropped in Spain and Portugal.

Net operating income, as a result, fell 17.4%. Lower net provisions for loan losses (-17.7%) and the impact of higher minority interests in Poland, resulted in a 27.1% drop in attributable profit to EUR 307 million.

Compared to the fourth quarter 2012, gross income rose 6.0%, mainly because of wholesale gains on financial transactions in Spain and, to a lesser extent, higher fee income (+6.5%) as net interest income declined 4.4%.

Attributable profit was 77.4% higher than in the fourth quarter of 2012, thanks to lower loan-loss and other provisions, which offset the higher costs (+3.4%, mainly because of the perimeter effect) and the increase in taxes.

(*)	Including retail commercial paper

JANUARY - MARCH	25

FINANCIAL REPORT 2013    INFORMATION BY PRINCIPAL SEGMENTS

SPAIN (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	1,078	1,187	(9.2)	1,297	(16.9)
Net fees	501	502	(0.2)	510	(1.8)
Gains (losses) on financial transactions	206	19	969.1	203	1.3
Other operating income (1)	30	50	(39.9)	32	(8.1)
Gross income	1,815	1,758	3.2	2,043	(11.2)
Operating expenses	(962)	(937)	2.7	(969)	(0.7)
General administrative expenses	(869)	(848)	2.4	(877)	(0.9)
Personnel	(554)	(534)	3.7	(559)	(0.9)
Other general administrative expenses	(315)	(314)	0.3	(318)	(0.9)
Depreciation and amortisation	(93)	(88)	5.7	(92)	0.8
Net operating income	853	821	3.8	1,074	(20.6)
Net loan-loss provisions	(516)	(613)	(15.8)	(724)	(28.7)
Other income	(36)	(34)	5.0	(55)	(35.1)
Profit before taxes	301	175	72.5	295	2.1
Tax on profit	(93)	(60)	55.3	(91)	2.2
Profit from continuing operations	208	115	81.5	204	2.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	208	115	81.5	204	2.0
Minority interests	1	(1)	—	2	(48.5)
Attributable profit to the Group	207	116	78.6	202	2.5
BALANCE SHEET
Customer loans (2)	176,462	178,426	(1.1)	183,368	(3.8)
Trading portfolio (w/o loans)	73,971	78,456	(5.7)	70,072	5.6
Available-for-sale financial assets	33,300	29,681	12.2	43,328	(23.1)
Due from credit institutions (2)	37,817	24,784	52.6	19,404	94.9
Intangible assets and property and equipment	4,185	4,160	0.6	4,086	2.4
Other assets	5,330	13,238	(59.7)	10,387	(48.7)
Total assets/liabilities & shareholders’ equity	331,065	328,746	0.7	330,644	0.1
Customer deposits (2)	197,464	187,261	5.4	175,903	12.3
Marketable debt securities (2)	10,153	11,538	(12.0)	8,347	21.6
Subordinated debt (2)	7	8	(10.3)	7	3.9
Insurance liabilities	708	963	(26.5)	511	38.6
Due to credit institutions (2)	21,435	28,411	(24.6)	25,381	(15.5)
Other liabilities	89,129	87,066	2.4	106,486	(16.3)
Shareholders’ equity (3)	12,170	13,499	(9.8)	14,010	(13.1)
Other customer funds under management	37,065	36,122	2.6	40,486	(8.5)
Mutual funds	23,417	22,926	2.1	27,123	(13.7)
Pension funds	9,403	9,285	1.3	8,978	4.7
Managed portfolios	4,245	3,911	8.6	4,385	(3.2)
Customer funds under management	244,689	234,928	4.2	224,743	8.9
RATIOS (%) AND OPERATING MEANS
ROE	6.78	3.44	3.34 p.	5.75	1.03 p.
Efficiency ratio (with amortisations)	53.0	53.3	(0.3 p. )	47.4	5.6 p.
NPL ratio	4.12	3.84	0.28 p.	3.35	0.77 p.
NPL coverage	50.3	50.0	0.3 p.	49.4	0.9 p.
Number of employees	29,609	29,714	(0.4)	30,054	(1.5)
Number of branches	4,611	4,611	0.0	4,690	(1.7)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

26	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Spain

▶	Attributable profit of EUR 207 million, well above that of the fourth quarter of 2012 (+78.6%), mainly due to the sharp drop in provisions.

▶	Over first quarter of 2012, attributable profit rose 2.5%, due to:

•	Lower gross income (-11.2%) due to mortgages repricing and the higher cost of funds.

•	Improved return and cost of new loans will start to be reflected in gross income in the coming quarters.

•	Expenses remained flat (-0.7%).

•	Lower loan-loss provisions (-28.7%).

▶	Activity reflected the economy’s deleveraging (lending: -4% y-o-y) and focus on attracting deposits (+13% y-o-y).

•	Launch of the “Plan 10.000” to increase new lending.

The retail networks and global businesses located in Spain (excluding Santander Consumer Finance and the d posted an attributable profit of EUR 207 million, 2.5% more year-on-year. This area’s profit accounted for 11% of that generated by the Group’s operating areas.

Compared to the fourth quater, attributable profit rose 78.6%, fuelled by an increase of 3.2% in gross income and a drop of 15.8% in loan-loss provisions.

The main factors at play were flat expenses that absorbed inflation and reduced provisioning needs for loan losses, which countered still weak revenues.

Economic and financial environment

Spain’s units conducted their business in an environment of very weak domestic demand, due to the steep unemployment rate and greater fiscal adjustments, which were only partly offset by the strength of the external sector. Economic sectors continued their deleveraging against a backdrop of euro zone interest rates at historic lows.

As a result, the banking sector had to manage reduced business and greater pressure on spreads coupled with an NPL ratio (10.39% in February 2013), still growing, although at a slower pace. Further steps were taken in the first quarter to restructure the banking sector (transfers to SAREB, from Group 2 banks; integration of institutions, etc.), which helped to bolster the system and improve its efficiency with further adjustments in installed capacity.

The latest figures (February 2013) confirm the trends of deleveraging and recovery in deposits. The decline in lending to households and companies accelerated (-12% y-o-y), partly due to the transfer of loans to SAREB and the reduction in real estate balances. The deposits of companies and households, including retail commercial paper, rose 2% year-on-year, and already surpass the levels at the end of 2010. Both trends, together with the opening of markets for the most solvent banks at the start of the year, reduced recourse to the European Central Bank by 33% between the high last August and March (-EUR 129,000 million).

Strategy

Grupo Santander has a solid presence (4,611 branches, 5,749 ATMs and more than 13 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, asset management, insurance and cards). At the end of 2012, our market share in lending was 12% and 14% in deposits, after the sharp increase in 2012 (+220 b.p.), which continues in 2013.

In order to consolidate the Group’s leadership in Spain and take advantage of the merger trends in the sector in the coming years, Santander launched the integration of its two main commercial networks (Santander and Banesto) and its speciliased private bank (Banif).

The ultimate objective is to increase profitability and efficiency, through four drivers:

•

The high synergies envisaged (EUR 520 million by the third year, of which EUR 420 million are from costs), equivalent to 13% of the area’s net operating income in 2012, backed by the optimisation of branches and employees.

•	The advantages of a single brand and one well positioned internationally (1st in the euro zone and 4th in the world, according to Global Finance 2012) in order to compete in a low growth market.

•	The push from segments with more potential, such as private banking and companies (SMEs and corporate), exploiting the strengths of the Group’s traditional businesses.

•	The rise in the market share of profitable business of around two percentage points in three years, which would put it at above that of the market share by branches.

By the time this report was completed, the boards of the three banks had approved the operation. Authorisation by the Ministry of Economy and Competitiveness to complete the legal merger was envisaged for May.

The Group also took steps to ensure and speed up the process. Of note were:

✓	Launch of a new organizational structure for the retail network as well as the central services of the merged bank.

✓	Agreement with trade unions to unify working conditions and social benefits and establish the foundations of integration and streamlining which are not traumatic for employees.

✓	Launch of a plan to optimise branches and identify those that overlap. This is due to begin in the third quarter and end in 2014.

✓	Measures aimed at customers to provide the best attention and the maximum information during the process of change. Since the end of March customers are able to carry out transactions between both entities free of charge.

Activity

Following the effort to attract deposits in 2012, on-balance-sheet customer funds continued to rise and at the end of March stood at EUR 207,624 million (+13% in 12 months and +4% over the end of 2012).

JANUARY - MARCH	27

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Funds (EUR 32,814 million, including pensions) improved their trend in the quarter (+2%), although on a year-on-year basis they declined (9%).

Net customer loans (EUR 176,462 million) reflect the deleveraging (-4% y-o-y and -3% in gross lending), but this was better than the sector as a whole (-12% in February 2013 over February 2012).

Of note by segments was the larger fall in home mortgages (5% y-o-y as a result of the reduced business in this sector). Greater stability in lending to companies without real estate purpose (-3%), including financing for suppliers and programmes to promote SMEs and exporters.

The evolution of deposits and loans produced a very comfortable liquidity position.

In the last 12 months, the liquidity generated amounted to EUR 34,000 million and improved the net loan-to-deposit ratio from 101% in March 2012 and 90% in December to 85% in March 2013.

Most of this activity is generated by the commercial units (the networks of Santander, Banesto and Banif). Their deposits including retail commercial paper grew more quickly (+25% y-o-y and +7% since the end of 2012). Lending also picked up although growth is still negative (-2% y-o-y).

Lending to clients and the more dynamic sectors is being strongly supported. Following the successful “Programa 4.000” (7,952 SMEs and 4,851 exporters received more than EUR 5,200 million of loans), Santander launched in 2013 the “Plan 10.000” with the goal of increasing the loans approved. Both, SMEs and large companies will benefit from this plan.

The activity of Santander Global Banking and Markets was determined by active management of risk, capital and liquidity which resulted in adjusting exposures and limits by sectors and clients, particularly since the second half of 2012. Net wholesale loans fell 15% year-on-year because of the greater emphasis on disintermediation.

Results

Over the fourth quarter 2012, flat costs and lower provisioning needs offset the decline in gross income.

Net interest income was 16.9% lower year-on-year at EUR 1,078 million. This was due to the impact of the decline in the one-year euribor on repricing of mortgages, the higher cost of funds in 2012 and the lower contribution of the ALCO portfolios.

Greater stability in fee income (-1.8%) and clients’ trading gains (+1.3%), the latter reflecting the seasonal nature of revenues from the wholesale unit; activity was much higher than in the rest of the year. The rest of fee income fell sharply because of the reinsurance of life assurance completed in 2012.

Gross income dropped 11.2% year-on-year to EUR 1,815 million.

Operating expenses were flat (-0.7% y-o-y) and net operating income declined 20.6% to EUR 853 million. The efficiency ratio was 53.0%.

Loan-loss provisions (EUR 516 million) fell 28.7% year-on-year, thanks to the better evolution of the management of the variation in NPLs net of write-offs and recoveries. The NPL ratio maintained the trend of previous quarters (4.12% in March 2013 from 3.84% at the end of 2012). Coverage remained stable at 50%.

Net operating income after loan-loss provisions was 3.8% lower year-on-year. Reduced provisions for other assets boosted growth in attributable profit (+2.5% y-o-y).

Of note by areas was the larger contribution to profits from the commercial units due to lower provisions in the first quarter. In global units, year-on-year fall in insurance because of the reinsurance operation and in wholesale activity as the first quarter of 2012 incorporated high fee income from loans. Asset management increased because of the recovery of business volumes in the first quarter.

(*)	Including retail commercial paper

37	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2013

PORTUGAL (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	117	122	(4.4)	147	(20.6)
Net fees	85	70	20.8	90	(6.3)
Gains (losses) on financial transactions	23	(0)	—	70	(67.0)
Other operating income (1)	6	2	165.3	10	(36.3)
Gross income	231	195	18.7	318	(27.3)
Operating expenses	(124)	(128)	(2.9)	(126)	(1.9)
General administrative expenses	(104)	(107)	(2.8)	(106)	(1.7)
Personnel	(75)	(77)	(1.7)	(76)	(1.6)
Other general administrative expenses	(29)	(31)	(5.5)	(30)	(2.1)
Depreciation and amortisation	(20)	(21)	(3.4)	(20)	(2.7)
Net operating income	107	67	59.9	191	(44.0)
Net loan-loss provisions	(64)	(65)	(1.4)	(131)	(51.5)
Other income	(13)	4	—	(16)	(20.2)
Profit before taxes	31	7	368.9	44	(30.4)
Tax on profit	(10)	20	—	(12)	(21.0)
Profit from continuing operations	21	26	(18.9)	32	(34.0)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	21	26	(18.9)	32	(34.0)
Minority interests	—	—	—	—	—
Attributable profit to the Group	21	26	(19.1)	32	(34.3)
BALANCE SHEET
Customer loans (2)	25,518	25,960	(1.7)	27,808	(8.2)
Trading portfolio (w/o loans)	1,905	1,947	(2.2)	1,672	13.9
Available-for-sale financial assets	4,675	4,023	16.2	5,295	(11.7)
Due from credit institutions (2)	3,447	3,527	(2.3)	2,200	56.7
Intangible assets and property and equipment	392	382	2.7	439	(10.5)
Other assets	6,198	6,047	2.5	6,196	0.0
Total assets/liabilities & shareholders’ equity	42,136	41,887	0.6	43,609	(3.4)
Customer deposits (2)	23,703	23,971	(1.1)	23,321	1.6
Marketable debt securities (2)	3,411	3,492	(2.3)	4,734	(27.9)
Subordinated debt (2)	0	0	234.8	—	—
Insurance liabilities	88	87	1.8	70	25.6
Due to credit institutions (2)	12,203	11,721	4.1	13,198	(7.5)
Other liabilities	180	195	(7.6)	(285)	—
Shareholders’ equity (3)	2,550	2,421	5.4	2,571	(0.8)
Other customer funds under management	2,316	2,421	(4.3)	2,654	(12.7)
Mutual funds	1,437	1,544	(6.9)	1,809	(20.6)
Pension funds	780	787	(0.9)	782	(0.2)
Managed portfolios	99	90	10.3	63	57.4
Customer funds under management	29,430	29,884	(1.5)	30,708	(4.2)
RATIOS (%) AND OPERATING MEANS
ROE	3.34	4.27	(0.93 p. )	5.02	(1.68 p. )
Efficiency ratio (with amortisations)	53.7	65.6	(11.9 p. )	39.8	13.9 p.
NPL ratio	6.88	6.56	0.32 p.	4.59	2.29 p.
NPL coverage	52.9	53.1	(0.2 p. )	57.6	(4.7 p. )
Number of employees	5,662	5,719	(1.0)	5,763	(1.8)
Number of branches	658	667	(1.3)	694	(5.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY - MARCH	29

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Portugal

▶	Attributable profit of EUR 21 million:

•	Better comparison with the fourth quarter due to growth in gross income, reduced expenses and stable provisions.

▶	Compared to the first quarter of 2012, attributable profit was 34.3% lower, due to:

•	Drop of 27.3% in gross income, due to mortgages repricing (already completed) and recording in the first quarter of 2012 the results from the repurchase of securities.

•	Expenses fell 1.9% and provisions 51.5%, partly due to the effort made in the first quarter of 2012.

▶	Lending declined 8% and deposits rose 2%, improving the net loan-to-deposit ratio to 108%.

Attributable profit was EUR 21 million compared to EUR 32 million in the first quarter of 2012. In an environment of recession, the evolution of revenues reflects the strategy of deleveraging and the drop of interest rates, with costs and provisions performing well.

Profit before tax was much higher than in the fourth quarter of 2012, due to a rise of 18.7% in gross income (higher fee income and trading gains), the 2.9% fall in expenses and stable provisions.

Environment

The economy shrank 3.2% in 2012 and is expected to remain in recession in 2013. The positive note is the rise in exports (+5% in nominal terms in 2012) and more diversified toward non-European markets. The external imbalance was corrected and the current account balance (including transfers from the EU) was positive for the first time in decades at 0.8% of GDP (10% deficit some years ago).

The budget deficit in 2012, without non-recurring effects, was 6% of GDP, in line with the target negotiated with the Troika (EU, IMF, ECB). Following the Troika’s seventh assessment, Portugal has one more year to cut its budgetary deficit (new targets: 5.5% in 2013, 4.0% in 2014 and 2.5% in 2015).

Long-term interest rates on public debt were lower than in April 2011 (when economic and financial support was requested) and 5 year debt issuance met with strong demand from foreign investors (only 7% was placed in Portugal).

Activity

Santander Totta continued to focus on attracting deposits. They rose 2% year-on-year to EUR 23,703 million, producing a market share gain of 0.7 p.p.

Net loans amounted to EUR 25,518 million, down 8% year-on-year, in line with the market, and in all segments: SMEs (-15%), companies (-14%) and individuals (-4%). Under the “Plano Activaçăo” campaign, launched in the fourth quarter of 2012 (with a credit line of EUR 1,500 million for company and business projects), 4,379 loans were approved in the first quarter for a total amount of EUR 1,524 million.

The bank’s capital ratios were still solid and it has the best liquidity position in the country’s banking system, as confirmed by the Troika’s various reviews.

Results

Gross income declined 27.3% to EUR 231 million, mainly due to lower trading gains which dropped from EUR 70 million in the first quarter of 2012 (capital gain in the repurchase of securities) to EUR 23 million in the first quarter of 2013.

Net interest income fell because of reduced lending, mortgage repricing (almost completed) and the lower spread on deposits (despite lower interest rates in recent months). Lastly, reduced revenues from insurance, due to the agreement signed in July 2012 to reinsure the portfolio of individual life risk.

Operating expenses performed well and they dropped 1.9% year-on-year.

Investment in 2012 in early bad debt management processes and implementation of a conservative policy is reflected in lower loan-loss provisions, particularly in companies. Moreover, provisions in the fourth quarter of 2012 and the first quarter of 2013 were well below those of the first three quarters of 2012.

Attributable profit was EUR 21 million.

30	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

POLAND (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	181	140	29.1	129	39.9
Net fees	104	89	16.9	78	32.8
Gains (losses) on financial transactions	35	41	(14.9)	10	256.1
Other operating income (1)	(1)	0	—	1	—
Gross income	318	270	18.0	218	45.8
Operating expenses	(158)	(110)	43.4	(105)	50.7
General administrative expenses	(144)	(102)	41.4	(96)	49.8
Personnel	(85)	(62)	36.4	(57)	47.7
Other general administrative expenses	(59)	(40)	49.2	(39)	52.8
Depreciation and amortisation	(14)	(8)	67.3	(9)	59.9
Net operating income	160	160	0.5	113	41.4
Net loan-loss provisions	(42)	(33)	28.6	(20)	108.3
Other income	(5)	(3)	66.5	2	—
Profit before taxes	113	124	(8.6)	95	19.0
Tax on profit	(23)	(26)	(11.7)	(21)	9.1
Profit from continuing operations	91	99	(7.8)	75	21.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	91	99	(7.8)	75	21.7
Minority interests	21	5	331.5	2	854.4
Attributable profit to the Group	70	94	(25.1)	73	(3.1)
BALANCE SHEET
Customer loans (2)	16,188	9,732	66.3	9,106	77.8
Trading portfolio (w/o loans)	665	175	280.9	769	(13.5)
Available-for-sale financial assets	5,150	2,876	79.1	2,832	81.8
Due from credit institutions (2)	352	394	(10.7)	368	(4.4)
Intangible assets and property and equipment	242	146	65.8	187	29.6
Other assets	1,938	1,527	26.9	1,100	76.1
Total assets/liabilities & shareholders’ equity	24,535	14,850	65.2	14,363	70.8
Customer deposits (2)	17,794	11,217	58.6	10,028	77.4
Marketable debt securities (2)	—	—	—	—	—
Subordinated debt (2)	335	100	233.7	100	234.6
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	1,578	478	229.9	1,690	(6.6)
Other liabilities	2,839	1,258	125.6	677	319.4
Shareholders’ equity (3)	1,989	1,796	10.7	1,867	6.5
Other customer funds under management	2,554	2,594	(1.5)	2,248	13.6
Mutual funds	2,428	2,443	(0.6)	2,059	17.9
Pension funds	—	—	—	—	—
Managed portfolios	126	150	(16.4)	188	(33.3)
Customer funds under management	20,684	13,911	48.7	12,376	67.1
RATIOS (%) AND OPERATING MEANS
ROE	14.11	21.05	(6.94 p. )	17.00	(2.89 p. )
Efficiency ratio (with amortisations)	49.6	40.8	8.8 p.	48.0	1.6 p.
NPL ratio	7.39	4.72	2.67 p.	4.74	2.65 p.
NPL coverage	67.6	68.3	(0.7 p. )	66.3	1.3 p.
Number of employees	12,852	8,852	45.2	9,203	39.7
Number of branches	877	519	69.0	526	66.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY - MARCH	31

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Poland

▶	The merger of BZ WBK and Kredyt Bank became legally effective on January 4, 2013.

▶	In an environment of weak economic growth, BZ WBK is performing better than its peers.

▶	The placement of shares in March valued BZ WBK at EUR 5,480 million and reduced Banco Santander’s stake to 70%.

▶	Attributable profit of EUR 70 million (EUR 91 million before minority interests).

▶	Solid funding structure: net loan-to-deposit ratio of 91%.

▶	Euromoney prize for best bank in Poland.

Poland posted an attributable profit of EUR 70 million. Before minority interests profit amounted to EUR 91 million, 19.6% higher than in the first quarter of 2012 and 7.0% lower than in the fourth quarter of 2012, both in local currency.

Economic environment

The economy continued to slow down. GDP growth was estimated at less than 1% in the first quarter, although a gradual recovery is expected in the rest of the year (close to 2% positive for the whole of 2013), mainly driven by growth in exports.

Inflation fell sharply at the beginning of the year to 1.0% year-on-year in March (well below the central bank’s target of 2.5%) and the central bank continued to reduce interest rates to an historic low of 3.25% in March.

The zloty depreciated against the euro to PLN 4.18 at the end of March.

Strategy

The merger of BZ WBK and Kredyt Bank was completed on January 4, 2013. A share placement in March (see Significant Events, page 61), reduced Banco Santander’s stake in the new bank to 70%. The investment made by Banco Santander in Poland has risen in value by 18% since April 2011, on the basis of the initial investment and the dividend received in these two years.

This operation has several stages: the legal merger of the banks (already completed), rebranding of Kredyt Bank brand, migration of customers and products to the IT systems, the operational merger programme and implementation of systems, which are evolving according to schedule . The most immediate synergies are already being obtained.

In two years, Banco Santander has built up a subsidiary in Poland that is the third largest in terms of its market shares of loans (7.5%) and deposits (8.7%). Bank Zachodni WBK has 877 branches, 370 of which come from Kredyt Bank, and 4.1 million customers.

The Group’s business model in Poland will continue to be commercial banking, including retail customers and companies (SMEs and corporations), complemented by a noteworthy presence in asset management businesses, brokerage of securities and leasing. All of this provides a notable potential in results in the coming years, both from business as well as from the synergies derived from the merger underway.

Activity

BZ WBK, after the merger, had EUR 16,188 million of loans and EUR 17,794 million of customer deposits. It has a very solid funding structure underscored by its net loan-to-deposit ratio of 91%.

In local currency and after the incorporation of Kredyt Bank, year-on-year growth in both, lending and deposits was 79%. Excluding the perimeter effect, loans grew 6% and deposits 11%.

Results

Attributable profit was EUR 70 million in the first quarter (before minority interests EUR 91 million), impacted by the consolidation of KB. The profitability of KB at the time of integration was lower than that of BZ WBK and its NPL ratio significantly higher. The coverage ratio of the new bank, however, is already at the same levels as BZ WBK’s before the integration.

Kredyt Bank’s contribution to profit in the first quarter of 2013 was small. The higher gross income was offset by proportionally higher expenses, as a restructuring cost of PLN 26 million is already included. Provisions were also higher.

Other noteworthy impacts are a certain seasonal effect of the reduced activity of the first quarter of the year and the negative impact on net interest income of lower interest rates since November 2012 (-125 b.p. to 3.25%).

32	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

SANTANDER CONSUMER FINANCE (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	587	604	(2.7)	611	(3.9)
Net fees	192	180	7.2	204	(5.7)
Gains (losses) on financial transactions	0	(4)	—	(5)	—
Other operating income (1)	(3)	(9)	(63.8)	0	—
Gross income	776	770	0.9	810	(4.1)
Operating expenses	(351)	(360)	(2.3)	(338)	3.9
General administrative expenses	(300)	(308)	(2.5)	(303)	(0.8)
Personnel	(161)	(159)	1.3	(150)	7.6
Other general administrative expenses	(139)	(149)	(6.5)	(153)	(9.1)
Depreciation and amortisation	(51)	(52)	(1.7)	(35)	44.2
Net operating income	425	410	3.7	472	(9.9)
Net loan-loss provisions	(171)	(204)	(16.1)	(176)	(2.7)
Other income	(21)	1	—	(18)	15.4
Profit before taxes	233	207	12.5	278	(16.2)
Tax on profit	(49)	(35)	38.6	(62)	(21.1)
Profit from continuing operations	184	172	7.1	215	(14.7)
Net profit from discontinued operations	—	(5)	(100.0)	1	(100.0)
Consolidated profit	184	167	10.2	216	(15.0)
Minority interests	7	5	61.1	10	(28.3)
Attributable profit to the Group	176	162	8.7	206	(14.4)
BALANCE SHEET
Customer loans (2)	56,241	56,683	(0.8)	56,306	(0.1)
Trading portfolio (w/o loans)	1,224	1,339	(8.6)	1,186	3.2
Available-for-sale financial assets	553	228	143.0	1,174	(52.9)
Due from credit institutions (2)	10,336	11,502	(10.1)	9,149	13.0
Intangible assets and property and equipment	984	999	(1.4)	842	16.9
Other assets	2,704	3,321	(18.6)	2,801	(3.5)
Total assets/liabilities & shareholders’ equity	72,041	74,071	(2.7)	71,458	0.8
Customer deposits (2)	31,496	31,892	(1.2)	33,180	(5.1)
Marketable debt securities (2)	6,420	6,083	5.5	5,908	8.7
Subordinated debt (2)	9	10	(13.2)	68	(87.0)
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	18,839	20,506	(8.1)	17,210	9.5
Other liabilities	3,898	4,530	(13.9)	3,918	(0.5)
Shareholders’ equity (3)	11,379	11,050	3.0	11,173	1.8
Other customer funds under management	6	6	1.1	6	(3.0)
Mutual funds	2	2	(11.4)	2	(16.5)
Pension funds	4	4	7.6	4	4.3
Managed portfolios	—	—	—	—	—
Customer funds under management	37,931	37,991	(0.2)	39,163	(3.1)
RATIOS (%) AND OPERATING MEANS
ROE	6.24	5.95	0.29 p.	7.73	(1.49 p. )
Efficiency ratio (with amortisations)	45.2	46.7	(1.5 p. )	41.7	3.5 p.
NPL ratio	3.98	3.90	0.08 p.	4.05	(0.07 p. )
NPL coverage	108.7	109.5	(0.8 p. )	108.3	0.4 p.
Number of employees	12,354	12,282	0.6	11,907	3.8
Number of branches	626	629	(0.5)	637	(1.7)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY - MARCH	33

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

▶	Gain in market share in a market where new car sales dropped sharply.

▶	Attributable profit of EUR 176 million, 8.7% more than the fourth quarter of 2012, due to lower expenses and provisions.

▶	Compared to the first quarter of 2012, attributable profit was 14.4% lower due to:

•	Gross income declined 4.1% year-on-year, because of a weak environment and reduced new car sales.

•	Operating expenses (+3.9%) reflect the development in Germany and the incorporation of Zagiel in Poland.

•	Lower loan-loss provisions, in line with the high credit quality (NPLs and coverage).

The attributable profit of Santander Consumer Finance (SCF) in Continental Europe was EUR 176 million, 8.7% higher than the fourth quarter of 2012 due to: stability in gross income (+0.9%) fuelled by fee income, lower expenses (-2.3%) and provisions (- 16.1%).

Compared to the first quarter of 2012, attributable profit fell 14.4% mainly due to lower gross income in an environment of weak consumer loans in Europe.

Strategy

In 2013 SCF will continue to strengthen the pillars of its business model: diversification, leadership in core markets, efficiency, risk control and recoveries, as the foundations of a single pan-European platform. The focus for the year is on:

•	Organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment to offset the fall in new car sales in all of Europe.

•	In the markets of central and northern Europe, greater focus on organic growth with an impact on volumes and results.

•	In the periphery markets, emphasis on the generation of profitable lending with strict control of risk.

Activity

SCF’s gross lending remained stable at around EUR 59,000 million. Greater relative importance of the units in central and northern Europe, particularly the Nordic countries (+13% y-o-y in local currency), and decline in those on the periphery because of the greater deleveraging (Spain: -1%; Portugal: -17% and Italy: -13%).

New loans in the first quarter amounted to EUR 5,179 million, 5% decline year-on-year, partly affected by a seasonal effect (Easter week). Stability in durable goods (+1.5%) and falls in used vehicles (-2.5%) and in new ones (-4.6%), although with a better evolution than the sector’s (13% drop in new car sales in the euro zone).

By units, new loans increased in Poland (+34% in local currency from the entry of Zagiel), the Nordic countries (+16% in local currency), and dropped slightly in Germany (-4%), with better performance than the sector in the country (-13%). On the other hand, significant declines in Spain (-15%) and particularly in Italy (-48%) and Portugal (-33%). Of note was the positive impact in all countries of business generated by agreements with car manufacturers.

Customer deposits remained high at EUR 31,496 million, an aspect differentiating Santander from its competitors and which confers stability on its funding.

The funding plan for 2013 considers the issuance of securities and securitisations in order to reduce recourse to the parent bank. EUR 1,100 million of securitisations were placed in the market in the first quarter. Of note was the first car securitisation in Denmark (EUR 560 million), added to those in Germany. At the end of March 2013, customer deposits and medium- and long-term issuances and securitisations financed 70% of the area’s net lending.

Results

The year-on-year profits comparison (-14.4%) reflects the difficult car market environment. Lower activity and higher financial costs eroded gross income (-4.1%) via fee income (-5.7%) and net interest income (-3.9%). Efforts were maintained in the latter to manage spreads on loans and funding costs in order to partly offset the business trends.

Operating expenses (+3.9% year-on-year) reflected the impact of the development of Santander Retail in Germany and the incorporation of Zagiel in Poland. The efficiency ratio was 45.2%.

Loan-loss provisions (-2.7%) reflected the high credit quality: NPL ratio of 3.98% (March 2012: 4.05%) and coverage of 109% (March 2012: 108%).

Of note was year-on-year profit growth in the Nordic countries, supported by revenues, and in Spain, by provisions. Weak performance in Portugal and Italy. Poland’s profit was higher than in the fourth quarter after provisions returned to normal. Germany, which contributes 55% of the area’s profit and completed the IT and operating integration of Santander Retail (formerly SEB), recorded higher revenues and profits than in the previous two quarters.

As regards the UK (included in Santander UK for accounting purposes), the attributable profit for the first quarter 2013 was EUR 31 million, with double digit growth over both the first and fourth quarters of 2012.

34	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

UNITED KINGDOM (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	803	796	0.9	901	(10.8)
Net fees	249	318	(21.7)	282	(11.7)
Gains (losses) on financial transactions	86	55	56.3	111	(23.1)
Other operating income (1)	6	4	27.2	9	(37.3)
Gross income	1,144	1,174	(2.5)	1,303	(12.2)
Operating expenses	(658)	(649)	1.4	(662)	(0.6)
General administrative expenses	(560)	(566)	(1.0)	(569)	(1.6)
Personnel	(354)	(361)	(1.8)	(364)	(2.8)
Other general administrative expenses	(206)	(205)	0.5	(205)	0.3
Depreciation and amortisation	(98)	(84)	17.4	(93)	6.0
Net operating income	486	525	(7.4)	641	(24.3)
Net loan-loss provisions	(160)	(200)	(19.6)	(206)	(22.1)
Other income	(42)	(33)	26.3	(63)	(34.3)
Profit before taxes	284	292	(2.8)	372	(23.8)
Tax on profit	(60)	(61)	(1.7)	(98)	(39.0)
Profit from continuing operations	224	231	(3.1)	275	(18.4)
Net profit from discontinued operations	—	25	(100.0)	17	(100.0)
Consolidated profit	224	256	(12.5)	291	(23.0)
Minority interests	0	0	(92.9)	0	(59.3)
Attributable profit to the Group	224	256	(12.5)	291	(23.0)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	224	256	(12.5)	291	(23.0)
BALANCE SHEET
Customer loans (2)	242,425	249,157	(2.7)	259,637	(6.6)
Trading portfolio (w/o loans)	37,669	38,177	(1.3)	36,225	4.0
Available-for-sale financial assets	6,400	6,718	(4.7)	996	542.4
Due from credit institutions (2)	21,002	18,124	15.9	17,748	18.3
Intangible assets and property and equipment	2,445	2,561	(4.5)	2,286	7.0
Other assets	44,836	44,321	1.2	48,789	(8.1)
Total assets/liabilities & shareholders’ equity	354,778	359,058	(1.2)	365,681	(3.0)
Customer deposits (2)	194,378	194,452	(0.0)	191,727	1.4
Marketable debt securities (2)	69,625	73,919	(5.8)	74,322	(6.3)
Subordinated debt (2)	5,369	5,534	(3.0)	8,086	(33.6)
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	28,579	29,313	(2.5)	42,180	(32.2)
Other liabilities	43,596	42,689	2.1	36,390	19.8
Shareholders’ equity (3)	13,231	13,152	0.6	12,976	2.0
Other customer funds under management	12,638	13,919	(9.2)	15,674	(19.4)
Mutual funds	12,638	13,919	(9.2)	15,674	(19.4)
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	282,009	287,823	(2.0)	289,809	(2.7)
RATIOS (%) AND OPERATING MEANS
ROE	6.84	7.68	(0.84 p. )	9.00	(2.15 p. )
Efficiency ratio (with amortisations)	57.5	55.3	2.2 p.	50.8	6.7 p.
NPL ratio	2.03	2.05	(0.02 p. )	1.82	0.21 p.
NPL coverage	42.1	44.1	(2.0 p. )	37.5	4.6 p.
Number of employees	26,052	26,255	(0.8)	27,499	(5.3)
Number of branches	1,190	1,189	0.1	1,363	(12.7)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY - MARCH	35

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom (all changes in sterling)

▶	Attributable profit of £191 million, 2.1% higher than in the fourth quarter (before discontinued operations):

•	Increase due to improved gross income trend (net interest income: +6.4%) and lower loan-loss provisions (-15.3%).

▶	Compared to the first quarter of 2012, attributable profit was 21.5% lower:

•	Reduced gross income (-10.5%), impacted by higher funding costs and selective growth in certain loan segments.

•	Slightly higher operating expenses (+1.4%), absorbing the rise in inflation and continued investment in the business.

•	Loan loss provisions fell 20.5%, with improved quality across the product range.

▶	Strategy to improve credit quality in mortgages (stricter criteria in LTV and interest-only approvals).

▶	Customer retail deposits higher due to the continued success of the 1|2|3 current account.

▶	Improved funding structure: less medium term funding issuance and reduced short term funding.

In an environment of weak growth and low interest rates, Santander UK posted an attributable profit of £191 million before discontinued operations, higher than in each of the last three quarters.

Over the fourth quarter attributable profit was 2.1% higher, mainly due to gross income (+2.7% ; underpinned by net interest income which rose for the first time in the last three years), and to lower provisions (-15.3%).

Compared to the first quarter of 2012, profit from continued operations declined 16.8% due to lower gross income (much higher in the first quarter of 2012 than in subsequent ones). Attributable profit after discontinued operations (mainly the card business formerly owned by GE and for which an agreement of sale has been reached) was 21.5% lower than in 2012.

Economic environment

The revised GDP for the UK increased by 0.3% in 2012 (previous estimate 0.2%). The expectation is for weak growth in 2013, with activity indicators showing mixed signals.

Annual CPI inflation dropped from its 5.2% peak in September 2011 to a low of 2.2% in September 2012 and rose 2.8% in March 2013. Inflation has continued to outpace average earnings growth, maintaining the squeeze on households’ real income. Total annual lending growth to households was less than 1% in January 2013, while annual corporate borrowing growth remained negative, at -2.5%.

The economic environment remains challenging, with both domestic and international headwinds. Export performance still shows no convincing sign of achieving the rebalancing, prompting discussion of the merits of a weaker sterling exchange rate and possible further monetary policy loosening to achieve this. The Bank of England maintained its policy rate at a record low of 0.5% and its quantitative easing programme at £375 billion in March 2013.

Strategy

Santander UK has a 12.8% market share of stock of residential mortgages and 9.3% of deposits. It continued to develop its range of products and services, for individuals and business customers while growth in lending to SMEs remained a priority. The financial and risk strategy focuses on maintaining balance sheet strength, in terms of capital, credit risk, funding and liquidity.

Santander UK’s strategic priorities are: focus on the customer rather than on products; business diversification towards a more balanced mix; and operational efficiency, consistent with an improving customer experience.

Santander UK has launched a number of innovative products to build the retail customer proposition and boost the growth of the UK business.

The market leading 1|2|3 credit card, launched in September 2011, and current account range, launched in March 2012, were designed to build closer customer relationships and have been well received. In addition, the rollout of our affluent proposition ‘Select’ continued following a successful pilot in 2012.

The 1|2|3 product range offers valuable rewards for customers if used on a regular basis. The joint marketing strategy of these products has enhanced the rate of take up of both, with the added benefit of an enhanced credit risk profile. In retail banking, the 1|2|3 World was further enhanced by the launch of a linked ISA product in March 2013.

Santander UK continued to develop its offering to corporate customers to support and finance business growth. The innovative Breakthrough programme provided investment and support for fast growth SMEs. Small business customers are supported through a network of 36 regional Corporate Business Centres up from 28 a year earlier.

Activity

Santander UK is focused on the United Kingdom. Around 85% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages whilst buy to let loans are around 1% of assets. The net loan to deposit ratio was 125%, 10 percentage points lower than in March 2012. This was largely due to the managed reduction of loans.

In local criteria, customer loans amounted to £192,423 million, 6% lower than March 2012. This was largely due to a reduction in mortgage loans (-7%), partially offset by the growth of SME loans (+15%). The stock of residential mortgages was 2% lower than December 2012.

36	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Gross mortgage lending amounted to £3,250 million, £2,370 million lower than March 2012. The gross lending market share was 9.6%, down from 16.5% in the same period of 2012, as management tightened lending criteria on higher loan to value (LTV) and interest only mortgages. This was part of a range of actions to further improve the credit quality and profitability of the mortgage portfolio. New business spreads improved, with the new lending LTV at 62%.

Corporate Banking lending increased 2% to £32,108 million largely due to growth in loans to SMEs which were up 15% to £10,715.

Unsecured personal loan balances of £2,224 million were 20% lower than March 2012. The reduction reflects a management decision to selectively market loans to low risk customer segment, through the branch network and linked to the 1|2|3 World, and with better risk-adjusted margins.

Customer deposits of £151,024 million increased 1% compared to March 2012. The mix of the book, however, continued to change as a result of a management decision to reduce funding from rate-sensitive deposits, and growth in retail term savings deposits with an attractive liquidity profile at favourable spreads.

In addition, current account balances grew by £6,100 million in the last year, reflecting our success in attracting good quality, primary relationships through the 1|2|3 current account. At the end of

March 2013 Santander had more than 1.7 million customers in 1|2|3 World and 64,000 new customers switched their primary current account to Santander UK.

Medium-term funding issuance only amounted to EUR 1,000 million in the first quarter of 2013, with significant decline in short-term funding in the last year. The stronger and more stable deposit base also allowed greater flexibility to adjust medium term issuance.

Results

Attributable profit for the first quarter of 2013 was £191 million as already mentioned.

Gross income increased 2.7% over the fourth quarter of 2012, to £973 million, due to the 6.4% rise in net interest income, reflecting the improved profitability in new lending and in the cost of funds.

Compared to the first quarter of 2012 net interest income was 9.1% lower, largely due to higher funding costs (both deposits and wholesale funding) and the impact of sustained low interest rates. These impacts were partly offset by higher income from SMEs and corporate clients, where business volumes increased. Mortgage spreads have also improved due to higher rates on new loans.

Net fee income was down 9.9% year-on-year due to lower revenues from GBM.

Operating expenses were 1.4% higher than in the first quarter of 2012, due to inflation and investments in Retail Banking and Corporate Banking. Investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements. The efficiency ratio was 57.5%.

Loan loss provisions fell 20.5% compared to the first quarter of 2012, improving balance sheet quality across the product range. In addition provisions relating to the non-core corporate and legacy portfolio made in the first quarter of 2012 were not repeated.

The non-performing loan ratio (NPL) of 2.03% has increased over the last twelve months (1.82% in March 2012), but declined slightly over December 2012. The stock of residential properties in possession remained very low at 0.06% of the total portfolio, in line with March 2012 and below industry standards.

JANUARY - MARCH	37

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	4,057	4,227	(4.0)	4,650	(12.8)
Net fees	1,277	1,266	0.8	1,327	(3.8)
Gains (losses) on financial transactions	339	217	56.1	247	37.1
Other operating income (1)	(3)	(21)	(83.6)	(49)	(92.8)
Gross income	5,669	5,689	(0.4)	6,175	(8.2)
Operating expenses	(2,195)	(2,320)	(5.4)	(2,314)	(5.1)
General administrative expenses	(1,962)	(2,090)	(6.1)	(2,104)	(6.7)
Personnel	(1,109)	(1,150)	(3.6)	(1,190)	(6.9)
Other general administrative expenses	(854)	(940)	(9.1)	(914)	(6.6)
Depreciation and amortisation	(233)	(230)	1.2	(209)	11.2
Net operating income	3,474	3,369	3.1	3,861	(10.0)
Net loan-loss provisions	(1,801)	(1,762)	2.2	(1,742)	3.4
Other income	(64)	(79)	(19.6)	(248)	(74.3)
Profit before taxes	1,609	1,528	5.3	1,872	(14.1)
Tax on profit	(347)	(295)	17.6	(425)	(18.5)
Profit from continuing operations	1,262	1,233	2.3	1,447	(12.8)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,262	1,233	2.3	1,447	(12.8)
Minority interests	274	245	11.8	239	14.5
Attributable profit to the Group	988	988	(0.0)	1,207	(18.2)
BALANCE SHEET
Customer loans (2)	148,965	140,090	6.3	141,411	5.3
Trading portfolio (w/o loans)	32,031	28,403	12.8	31,489	1.7
Available-for-sale financial assets	23,744	23,499	1.0	24,935	(4.8)
Due from credit institutions (2)	36,382	25,799	41.0	25,567	42.3
Intangible assets and property and equipment	4,491	4,490	0.0	4,355	3.1
Other assets	51,113	47,346	8.0	47,985	6.5
Total assets/liabilities & shareholders’ equity	296,726	269,627	10.1	275,742	7.6
Customer deposits (2)	144,487	134,765	7.2	143,065	1.0
Marketable debt securities (2)	30,605	28,107	8.9	26,167	17.0
Subordinated debt (2)	5,781	5,734	0.8	6,100	(5.2)
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	38,501	32,131	19.8	34,632	11.2
Other liabilities	50,653	48,481	4.5	42,100	20.3
Shareholders’ equity (3)	26,698	20,409	30.8	23,677	12.8
Other customer funds under management	68,289	60,831	12.3	73,185	(6.7)
Mutual funds	53,690	48,178	11.4	59,080	(9.1)
Pension funds	—	—	—	—	—
Managed portfolios	14,600	12,653	15.4	14,105	3.5
Customer funds under management	249,162	229,437	8.6	248,518	0.3
RATIOS (%) AND OPERATING MEANS
ROE	16.06	19.18	(3.12 p. )	20.70	(4.65 p. )
Efficiency ratio (with amortisations)	38.7	40.8	(2.1 p. )	37.5	1.3 p.
NPL ratio	5.44	5.42	0.02 p.	4.67	0.77 p.
NPL coverage	86.7	87.5	(0.8 p. )	91.6	(4.9 p. )
Number of employees	90,044	90,649	(0.7)	92,317	(2.5)
Number of branches	5,997	6,044	(0.8)	6,053	(0.9)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

38	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Latin America (all changes in constant currency)

▶	Attributable profit was EUR 988 million, similar to the fourth quarter of 2012:

•	Net operating income was 2.1% higher and profit before tax 5.0%, backed by containment of costs.

▶	Compared to the first quarter of 2012, profit was 12.4% lower (-4.5% excluding the perimeter effect):

•	Stable gross income, with net interest income affected by lower interest rates (Brazil) and reduced inflation (Chile).

•	Contained costs (+3.6%), compatible with business development (Mexico).

•	Loan-loss provisions increased 15.2% year-on-year and remained virtually unchanged in the last three quarters.

▶	Lending grew 8% and deposits 6%, including “letras financieras”.

Grupo Santander generated attributable profit of EUR 988 million. Compared to the fourth quarter of 2012, gross income was stable (-1.0%) while expenses were significantly lower (-5.5%) due to Brazil (which began to reflect the impact of a reduction in the headcount at the end of 2012) and Mexico.

This, combined with similar loan-loss provisions, pushed up net operating income after provisions by 3.2% and profit before tax by 5.0%.

Compared to the first quarter of 2012, attributable profit declined 12.4% in local currency, because of the perimeter effect (sale of the subsidiary in Colombia and higher minority interests in Mexico) and the larger provisions, partly due to the releases made in the first quarter of 2012.

Economic environment

The growth of the main economies rose a little in the fourth quarter of 2012 to close to 2.5%, which compared well with the weak global economy and enabled the recovery expectations for 2013 to be confirmed.

The monthly indicators showed that toward the end of 2012 there was some change of trend, thanks to the gradual stabilization of global financial markets and the continued strength of the region’s domestic markets. The forecasts for 2013 show higher growth rates for the whole year.

Inflation rose at the beginning of 2013 to 5.3% (regional average), after moderating in the fourth quarter of 2012. The rise was concentrated in Brazil and Uruguay, although Mexico’s rose also in March, to 4.25%, but concentrated on one-off factors and with underlying inflation at 3%. On the other hand, inflation eased in Chile and Peru to 1.5% and 2.6% respectively.

Brazil’s central bank decided to raise its Selic rate by 25 b.p. to 7.5%. The Bank of Mexico cut its key rate by 50 b.p., the first reduction in almost four years. Monetary policy remained stable in other countries.

The first quarter of the year began with a rally in Latin American stock markets and currencies appreciating against the dollar by an average of 2.3%, reflecting the region’s high capital inflows. International reserves ended 2012 at $740 billion and rose to $749 billion in March 2013. More significantly, the bulk of capital inflows was foreign direct investment: it amounted to $154 billion in 2012, 3.1% of GDP and comfortably more than the current account deficit of less than 2% of the region’s average GDP.

Public sector accounts continued to evolve favourably, and fiscal balances remained relatively stable. The region’s budget deficit in 2012 was close to 2.5% of GDP and is expected to be around this figure in 2013. The region still has low and sustainable public debt balances of close to 30% of the region’s average GDP.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business (loans + deposits) grew 11% year-on-year.

Lending rose 15%. Loans to individuals increased 16% (consumer credit + cards: +12%, mortgages: +22%), while credit to companies and institutions rose 15%.

Deposits grew 7%, with demand deposits up 14% and time deposits 1%.

Strategy

In 2013 the strategy continues to focus on expansion, consolidation and continuous improvement in the business of the franchise in the region. The better offer of aggregate value is enabling us to meet our objectives.

The Group continues to enhance customer relations, with a significant emphasis on improving transaction business. This will result in sustained and recurring business growth. Proactive risk management and striving for greater efficiency in the region’s units continued.

At the end of March, Grupo Santander had 5,997 branches and points of attention in Latin America and 27,751 ATMs.

The Group is the leading international franchise in the region. The total number of customers is 42.9 million (1.2 million more than in March 2012) and 253,000 more customers were linked in the first quarter for a total of 9.1 million.

The main developments and results are set out below. All year-on-year percentage changes exclude the exchange rate impact.

Activity

•	Lending increased 8% year-on-year. Higher growth in commercial banking (+11%) and slight fall of 3% in GBM, affected by deleveraging. By products: cards increased 16%, commercial credit (companies and institutions) 9%, mortgages 7% and consumer credit 2%.

JANUARY - MARCH	39

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA. INCOME STATEMENT (EUR Million)

	Gross income			Net operating income			Attributable profit
		Var. (%)			Var. (%)			Var. (%)
	Q1’13	s/Q4’12	s/Q1’12	Q1’13	s/Q4’12	s/Q1’12	Q1’13	s/Q4’12	s/Q1’12
Brazil	3,792	0.8	(12.9)	2,426	5.2	(13.8)	499	(3.7)	(22.3)
Mexico	775	3.5	14.5	474	13.2	11.2	241	33.0	(18.0)
Chile	554	(9.0)	(1.8)	320	(12.8)	(8.5)	103	(22.7)	(21.0)
Argentina	312	(0.6)	11.6	163	(4.4)	12.5	86	(5.4)	10.6
Uruguay	63	0.9	8.2	23	(1.8)	30.0	14	40.1	12.0
Puerto Rico	81	(12.1)	(8.2)	36	(16.5)	(14.6)	19	8.6	81.1
Rest	17	7.7	(77.8)	(8)	(15.2)	—	(6)	5.2	—
Subtotal	5,594	(0.1)	(8.2)	3,434	3.5	(10.0)	956	1.1	(18.5)
Santander Private Banking	75	(14.4)	(6.0)	39	(21.4)	(14.4)	32	(25.6)	(7.3)
Total	5,669	(0.4)	(8.2)	3,474	3.1	(10.0)	988	(0.0)	(18.2)

•	Deposits excluding repos increased 6% (including Brazil’s “letras financieras”), with demand deposits up 12% and time deposits decreasing 3%. Mutual funds declined 7% because of the greater focus on on-balance sheet funds.

•	The Group’s market share in the countries where it operates is 11.1% in lending, 10.1% in deposits and 10.6% in overall business.

Results

•	Gross income remained stable in the first quarter (+0.6% y-o-y), with the following features:

•	Net interest income dropped 4.3% year-on-year, affected by the impact of low inflation on some portfolios and the pressure of spreads in a context of stable or declining interest rates. These effects were partly offset by higher volumes and management of spreads.

•	Fee income increased 5.0% year-on-year. Of note was growth in cards (+22%), foreign trade (+11%) and transaction banking (+9%). Mutual funds declined 12%, due to the preference for deposits.

•	Gains on financial transactions rose 50.2%, due to the revenues generated in treasury operations.

•	Operating expenses grew 3.6% year-on-year, due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

•	As a result of the performance of revenues and costs, the efficiency ratio deteriorated from 37.6% in March 2012 to 38.7% a year later, while pre-provision profit (net operating income) was 1.2% lower.

•	The 15.2% rise in loan-loss provisions is related to the release of provisions in the first quarter of 2012, as well as to the increase in lending, some deterioration in NPLs in some markets and a prudent and rigorous policy in provisions.

•	Profit before tax was 7.2% lower at EUR 1,609 million.

•	Higher minority interests in Mexico left attributable profit 12.4% lower at EUR 988 million.

•	Retail banking’s net profit declined 5.0% year-on-year, and global wholesale banking’s 10.5% year-on-year.

40	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

BRAZIL (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	2,802	2,880	(2.7)	3,376	(17.0)
Net fees	774	765	1.1	848	(8.8)
Gains (losses) on financial transactions	215	120	79.5	170	26.9
Other operating income (1)	0	(5)	—	(41)	—
Gross income	3,792	3,760	0.8	4,353	(12.9)
Operating expenses	(1,366)	(1,454)	(6.1)	(1,537)	(11.1)
General administrative expenses	(1,214)	(1,301)	(6.7)	(1,401)	(13.4)
Personnel	(677)	(719)	(5.7)	(781)	(13.3)
Other general administrative expenses	(536)	(582)	(7.9)	(620)	(13.5)
Depreciation and amortisation	(152)	(153)	(0.9)	(136)	11.9
Net operating income	2,426	2,306	5.2	2,816	(13.8)
Net loan-loss provisions	(1,471)	(1,394)	5.5	(1,490)	(1.3)
Other income	(78)	(102)	(23.4)	(222)	(65.0)
Profit before taxes	877	810	8.3	1,104	(20.5)
Tax on profit	(224)	(164)	36.6	(283)	(20.9)
Profit from continuing operations	653	646	1.1	821	(20.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	653	646	1.1	821	(20.4)
Minority interests	155	129	20.4	179	(13.7)
Attributable profit to the Group	499	518	(3.7)	641	(22.3)
BALANCE SHEET
Customer loans (2)	77,918	74,511	4.6	78,083	(0.2)
Trading portfolio (w/o loans)	11,824	12,648	(6.5)	10,977	7.7
Available-for-sale financial assets	16,766	16,284	3.0	15,261	9.9
Due from credit institutions (2)	15,402	11,341	35.8	12,965	18.8
Intangible assets and property and equipment	3,330	3,357	(0.8)	3,262	2.1
Other assets	33,640	31,128	8.1	34,529	(2.6)
Total assets/liabilities & shareholders’ equity	158,880	149,270	6.4	155,077	2.5
Customer deposits (2)	75,162	69,849	7.6	76,352	(1.6)
Marketable debt securities (2)	21,850	19,974	9.4	18,872	15.8
Subordinated debt (2)	4,438	4,409	0.7	4,604	(3.6)
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	18,084	17,400	3.9	17,199	5.1
Other liabilities	24,354	25,808	(5.6)	24,961	(2.4)
Shareholders’ equity (2)	14,992	11,830	26.7	13,089	14.5
Other customer funds under management	39,054	34,813	12.2	44,407	(12.1)
Mutual funds	35,498	31,339	13.3	41,247	(13.9)
Pension funds	—	—	—	—	—
Managed portfolios	3,556	3,474	2.4	3,160	12.5
Customer funds under management	140,504	129,045	8.9	144,235	(2.6)
RATIOS (%) AND OPERATING MEANS
ROE	14.26	17.33	(3.07 p. )	20.26	(6.00 p. )
Efficiency ratio (with amortisations)	36.0	38.7	(2.7 p. )	35.3	0.7 p.
NPL ratio	6.90	6.86	0.04 p.	5.76	1.14 p.
NPL coverage	90.4	90.2	0.2 p.	90.0	0.4 p.
Number of employees	53,215	53,752	(1.0)	54,893	(3.1)
Number of branches	3,727	3,788	(1.6)	3,776	(1.3)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY - MARCH	41

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Brazil (all changes in local currency)

▶	Attributable profit of EUR 499 million.

•	Good comparison with the fourth quarter: net operating income up 3.2% and profit before tax 6.3%, backed by the good evolution of costs (-6.9%).

•	Attributable profit was 4.8% lower due to higher taxes and minority interests.

▶	In year-on-year terms, profit fell 11.5%:

•	Pressure on gross income from reduced lending and the impact of lower interests rates on net interest income from consumer credit and cards.

•	Expenses reflected the measures taken in the fourth quarter (+1.1% y-o-y).

•	Lower growth in provisions (+12.4% y-o-y) over previous quarters.

▶	Lending rose 5% y-o-y, a slower growth in line with the market’s trend.

Santander Brazil posted attributable profit of EUR 499 million in the first quarter, 11.5% less than in the same period of 2012 in local currency.

Better comparison with the fourth quarter of 2012, as continued revenues and lower costs (-6.9%) pushed up net operating income by 3.2% which, combined with lower provisions, caused profit before tax to rise 6.3%.

Santander Brazil is one of the three largest private sector banks and the largest foreign bank in the country, with a market share in unrestricted lending of 11%. It operates in the main regions of the country, with 3,727 branches and points of banking attention, 17,766 ATMs and 27 million customers.

Economic environment

Brazil is the world’s seventh largest economy, according to IMF estimates. GDP grew 0.9% in 2012, backed by household consumption (+3.1%), favoured by the growth in real incomes and by an historically low unemployment rate (6.6% in March). Gross fixed capital formation, however, fell 4.0% in 2012.

The forecast for economic growth, according to the market consensus, is expected to be around 3% for the whole 2013, clearly better than in 2012.

Brazil is immersed in an accelerated process of social mobility and has an agenda of investments of close to one trillion reales for 2011-2016 (mostly infrastructure works).

The central bank, at the last meeting of its monetary policy committee, decided to raise its key rate by 25 b.p. to 7.5%. Inflation in March was 6.6% (5.8% in 2012).

Within the financial system’s evolution, lending rose 17% year-on-year, (February 2013) with a varied performance. That by private banks rose 7%, 8% by foreign banks and 29% by state banks. Savings increased 12%.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform.

•	Intensify customer relations.

•	Strengthen business in key segments such as high-income clients, SMEs, acquiring business, cards and real estate loans.

•	Continue to strengthen the Santander brand.

•	All of this accompanied by prudent risk management.

Santander Brazil is advancing in implementing the points of its strategic plan.

In line with the goal of increasing cross-selling and transaction business, a new product was launched in 2013, the “Cuenta Santander combinada”, where the customer opts for a packet of personalised services, in accordance with their needs. The product has four value offers:

•	Free: for those who pay no commissions for services or the annual credit card fee, depending on the frequency of use of the card and at least two types of transaction.

•	Flex: for those customers who need more time to pay their credit cards and “cheque especial”.

•	Light: for those who request low interest rates when they need to use the credit card or the “cheque especial”.

•	University fit: for university students, with no charges or annual fees.

All these packets tend to different types of customer and seek greater transactionality

In the acquiring business, where Santander Brazil enjoys an outstanding position for being the first bank to join acquiring services with banking services, offer of a very attractive product to the SMEs segment. In the first quarter 2013 volumes of financial transactions were 93% higher.

The bank has 49 million credit and debit cards: lending rose 8% in the last 12 months. In order to increase business with SMEs, agreements were signed in 2012 with Sodexo and Embratec.

Santander Select was launched in April for the high-income segment, following the model already developed in other units. Nineteen dedicated branches for these clients were opened (the goal is 60), and specialised products and services created.

42	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Activity

Lending rose 5% in the last 12 months, (in line with private sector banks) following a first quarter which was basically flat because of seasonal factors at the start of the year.

Mortgages rose 29% year-on-year and loans to SMEs 13%, key segments. Other items grew moderately: cards 8%; and large companies 4%.

Deposits increased 1% (demand deposits: +15%), “letras financieras”, which provide greater stability, 3% and mutual funds dropped 9%.

Santander Brazil’s market share in unrestricted loans is 11% and 8% in deposits, in accordance with the central bank’s new methodology.

Results

Gross income (all changes in local currency) amounted to EUR 3,792 million, almost unchanged from the first and fourth quarters of 2012.

In year-on-year terms, fee income reached EUR 774 million, the highest level of the last five quarters, strongly backed by revenues from cards (+23.4%). Trading gains were also higher than in the first and fourth quarters.

Net interest income, however, was 5.5% lower than in the first quarter of 2012. A factor here was the change of mix to products with lower spreads and also a lower cost of credit, as well as the pressure on spreads followed by a policy led by state banks to reduce spreads because of the fall in interest rates. The average Selic benchmark rate stood at 7.25% in the first quarter of 2013, 3 p.p. lower than a year earlier.

These falls were partly offset by the increase in volumes and management of spreads.

Operating expenses grew moderately (+1.1% y-o-y), as the impact of the reduction in the headcount in December (1,000) began to be felt, which partly offset the rise in costs from the investments made to expand business (opening of 26 traditional branches) and the wage bargaining agreement (7.5%) for the banking sector in the third quarter of 2012.

Net operating income was 1.9% lower year-on-year at EUR 2,426 million and 3.2% more than the fourth quarter, while the efficiency ratio remained at around 36%.

Provisions for loan losses increased 12.4% over March 2012, due to the increase in lending balances and a moderate rise in NPLs. The pace of this year-on-year growth was lower than in previous quarters.

The NPL ratio was 6.90%, 114 b.p. more than in March 2012, but moderating in recent quarters. The ratio in March 2013 was the same as at the end of 2012. Coverage was 90%.

Profit before tax, after provisions and other allowances, which were lower than in previous quarters, was EUR 877 million, 6.3% higher than in the fourth quarter.

Retail banking’s profit was 8.4% higher and global wholesale banking’s 4.9%, while that of asset management and insurance declined 11.2%

The higher taxes and minority interests reduced attributable profit by 4.8% over the fourth quarter of 2012 and 11.5% over the first quarter.

JANUARY - MARCH	43

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

MEXICO (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	516	526	(1.9)	477	8.3
Net fees	215	207	4.1	180	19.7
Gains (losses) on financial transactions	54	36	48.1	31	74.6
Other operating income (1)	(10)	(21)	(49.8)	(10)	(1.9)
Gross income	775	749	3.5	677	14.5
Operating expenses	(301)	(330)	(8.8)	(251)	20.1
General administrative expenses	(271)	(303)	(10.5)	(221)	22.4
Personnel	(148)	(142)	3.8	(128)	15.8
Other general administrative expenses	(123)	(160)	(23.2)	(94)	31.4
Depreciation and amortisation	(30)	(28)	9.5	(30)	3.1
Net operating income	474	419	13.2	426	11.2
Net loan-loss provisions	(142)	(158)	(10.1)	(78)	82.1
Other income	26	22	17.2	(2)	—
Profit before taxes	357	283	26.5	346	3.3
Tax on profit	(42)	(43)	(3.1)	(51)	(18.8)
Profit from continuing operations	316	240	31.8	295	7.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	316	240	31.8	295	7.1
Minority interests	74	58	28.1	0	—
Attributable profit to the Group	241	181	33.0	294	(18.0)
BALANCE SHEET
Customer loans (2)	23,279	20,384	14.2	19,146	21.6
Trading portfolio (w/o loans)	14,661	10,470	40.0	15,296	(4.2)
Available-for-sale financial assets	2,386	2,772	(13.9)	3,647	(34.6)
Due from credit institutions (2)	12,927	7,672	68.5	6,328	104.3
Intangible assets and property and equipment	400	380	5.3	378	6.1
Other assets	5,131	5,209	(1.5)	4,431	15.8
Total assets/liabilities & shareholders’ equity	58,785	46,886	25.4	49,225	19.4
Customer deposits (2)	27,387	24,743	10.7	26,120	4.8
Marketable debt securities (2)	2,270	2,021	12.3	1,312	73.0
Subordinated debt (2)	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	8,085	3,757	115.2	8,785	(8.0)
Other liabilities	16,580	13,026	27.3	8,569	93.5
Shareholders’ equity (3)	4,463	3,340	33.6	4,438	0.6
Other customer funds under management	11,300	10,328	9.4	10,503	7.6
Mutual funds	11,300	10,328	9.4	10,503	7.6
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	40,957	37,091	10.4	37,936	8.0
RATIOS (%) AND OPERATING MEANS
ROE	23.98	21.45	2.53 p.	26.88	(2.90 p. )
Efficiency ratio (with amortisations)	38.9	44.1	(5.2 p. )	37.1	1.8 p.
NPL ratio	1.92	1.94	(0.02 p. )	1.61	0.31 p.
NPL coverage	157.1	157.3	(0.2 p. )	194.9	(37.8 p. )
Number of employees	14,065	13,967	0.7	13,045	7.8
Number of branches	1,193	1,170	2.0	1,125	6.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

44	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Mexico (all changes in local currency)

▶	Record quarterly net profit: EUR 316 million.

•	Attributable profit, after minority interests, was EUR 241 million, 32.8% more than in the fourth quarter because of higher revenues and lower costs and provisions.

▶	Attributable profit was 19.5% lower than in the first quarter of 2012. Before minority interests it rose 5.1%.

•	Gross income rose 12.4% year-on-year.

•	Expenses rose 17.9% because of the greater installed capacity and seasonal factors. The efficiency ratio was 38.9%.

•	Provisions increased 78.7%, due to the release in the first quarter of 2012. NPL ratios remained below the sector’s average.

▶	Continuous commercial dynamism. Lending increased 13% and deposits without repos 17%.

Attributable profit was 32.8% higher than in the fourth quarter at EUR 241 million, with all items of the income statement performing well. Gross income rose 2.9% due to fee income and the trading gains of clients, costs fell 9.4% and provisions were 10.8% lower.

In year-on-year terms, attributable profit was lower because of the placement of 24.9% of the bank last September. Excluding this impact, net profit was 5.1% higher.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.7% and 14.0% in deposits. It has 1,193 branches and 10.0 million customers.

Economic environment

The economy grew 3.9% in 2012. Forecasts for medium- and long-term have improved, reflecting the progress in approving the structural reforms contained in the Pact for Mexico. This was recently recognised by S&P when it revised from stable to positive its outlook for the sovereign rating (currently at BBB).

Inflation at March 2013 was 4.25% and the core rate 3.0%, within the central bank’s objectives. The Bank of Mexico cut its key rate in March by 50 b.p. (stable at 4.5% for almost 4 years), while 10-year interest rates were below 5%, an historic low.

The financial system remains solid, liquid and with good credit quality indicators. Demand for loans remains strong (+10% y-o-y driven by buoyant consumption). Deposits rose 7%.

Strategy

The focus remained on developing retail banking business and consolidating the high-income customer model with a multichannel emphasis, which increased transactional linkage, while in SMEs the bank continued to strengthen its leadership with a clear and differentiated model tailored to customers’ needs.

Business is being boosted by opening more branches, in accordance with the plans, which seek greater commercial capacity and to increase levels of service and customer satisfaction.

Activity

Lending grew 13% year-on-year (+24% in retail banking). Consumer credit rose 14%, cards 22%, companies 15% and mortgages 13%.

Deposits excluding repos rose 17%, with both demand and time deposits performing well. Mutual funds remained unchanged.

Results

Gross income increased 12.4% year-on-year, spurred by net interest income (+6.2%) and fee income (+17.5%), with growth in insurance, cards and foreign trade, and trading gains (from clients’ activity and valuations after the fall in interest rates). Similar comments can be made when comparing results with those in the fourth quarter apart from net interest income (-2,5%) because of the seasonal effect and maturity of portfolios.

Operating expenses increased 17.9% year-on-year, reflecting the new commercial projects and greater installed capacity (net rise of 68 branches) and the change from a stationary profile to a more proportional distribution of the costs envisaged for the year.

Loan-loss provisions increased 78.7%, very affected by the release of provisions in the first quarter of 2012. Provisions were 10.8% lower than in the fourth quarter, with risk premiums at low levels.

Net profit was EUR 316 million. Retail banking’s declined 0.9% year-on-year and global wholesale banking’s increased 19.7%.

The efficiency ratio was 38.9% and the recurrence ratio 79.4%. The ROE was 24.0%, and the NPL ratio of 1.92% and coverage of 157% underscored the good credit quality.

JANUARY - MARCH	45

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

CHILE (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	411	473	(13.1)	432	(4.9)
Net fees	105	109	(3.4)	111	(5.7)
Gains (losses) on financial transactions	31	27	14.7	16	97.7
Other operating income (1)	7	(1)	—	5	41.2
Gross income	554	608	(9.0)	564	(1.8)
Operating expenses	(234)	(242)	(3.3)	(215)	9.0
General administrative expenses	(205)	(214)	(4.1)	(193)	6.4
Personnel	(126)	(134)	(6.3)	(118)	6.5
Other general administrative expenses	(79)	(79)	(0.4)	(75)	6.2
Depreciation and amortisation	(29)	(28)	3.2	(22)	32.4
Net operating income	320	366	(12.8)	349	(8.5)
Net loan-loss provisions	(155)	(157)	(1.6)	(125)	23.7
Other income	(1)	6	—	(4)	(72.9)
Profit before taxes	164	215	(24.0)	220	(25.5)
Tax on profit	(16)	(23)	(32.8)	(30)	(47.6)
Profit from continuing operations	148	192	(22.9)	190	(22.0)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	148	192	(22.9)	190	(22.0)
Minority interests	45	58	(23.4)	59	(24.3)
Attributable profit to the Group	103	134	(22.7)	131	(21.0)
BALANCE SHEET
Customer loans (2)	31,615	29,677	6.5	27,257	16.0
Trading portfolio (w/o loans)	1,549	1,725	(10.2)	1,816	(14.7)
Available-for-sale financial assets	3,133	2,949	6.2	4,127	(24.1)
Due from credit institutions (2)	3,720	3,151	18.0	2,625	41.7
Intangible assets and property and equipment	376	373	0.8	365	2.8
Other assets	2,764	2,799	(1.3)	2,845	(2.9)
Total assets/liabilities & shareholders’ equity	43,156	40,674	6.1	39,035	10.6
Customer deposits (2)	23,224	22,411	3.6	20,547	13.0
Marketable debt securities (2)	6,461	6,082	6.2	5,819	11.0
Subordinated debt (2)	1,164	1,151	1.2	1,288	(9.7)
Insurance liabilities	—	—	—	—	—
Due to credit institutions (2)	5,284	4,674	13.0	4,827	9.5
Other liabilities	4,174	4,286	(2.6)	3,926	6.3
Shareholders’ equity (3)	2,849	2,071	37.6	2,629	8.4
Other customer funds under management	6,286	4,563	37.8	5,091	23.5
Mutual funds	4,844	4,563	6.2	5,091	(4.9)
Pension funds	—	—	—	—	—
Managed portfolios	1,442	—	—	—	—
Customer funds under management	37,135	34,206	8.6	32,745	13.4
RATIOS (%) AND OPERATING MEANS
ROE	15.93	25.49	(9.56 p. )	21.30	(5.37 p. )
Efficiency ratio (with amortisations)	42.3	39.8	2.5 p.	38.1	4.2 p.
NPL ratio	5.51	5.17	0.34 p.	4.52	0.99 p.
NPL coverage	53.9	57.7	(3.8 p. )	68.3	(14.4 p. )
Number of employees	12,314	12,364	(0.4)	12,225	0.7
Number of branches	495	504	(1.8)	499	(0,8)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

46	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Chile (all changes in local currency)

▶	Attributable profit of EUR 103 million, 23.1% and 22.2% lower than the first and fourth quarters of 2012 respectively:

•	Gross income declined 4.4% year-on-year due to the impact of lower inflation on net interest income and the impact of regulatory changes on fee income.

•	Operating expenses grew 6.2% year-on-year and were 2.7% lower than in the fourth quarter.

•	Loan loss provisions rose 20.5%, stabilising over the last few quarters.

▶	Lending and deposits rose 8% and 6% respectively. Selective growth: retail segment in deposits and high income in lending.

Attributable profit was EUR 103 million, 23.1% lower year-on-year in local currency, affected by the impact of lower inflation on revenues from the UF portfolio.

Compared to the fourth quarter, which was the highest in 2012, the reduction was also due to the impact of lower inflation. Operating expenses were down 2.7% and provisions 1.0%, falling for the second quarter running.

Santander is the largest financial group in Chile in terms of assets. It has 495 branches and more than 3.3 million customers and market shares of 18.9% in loans and 16.6% in savings.

Economic environment

The economy grew 5.6% in 2012 and is expected to expand by around 5% this year. Domestic demand rose by more than 6% and growth in investment was double-digit.

The annual rate of inflation remained at around 1%. The rate for goods was close to zero, while inflation for services was more than 3%. The central bank has held its key rate at 5% for more than a year. Monetary policy statements were alert to the strength of domestic demand, but recognised the low rates of inflation as well as the stable outlook.

Strategy

The strategy in the first quarter centred on ensuring leadership positions and profitability. The general context of squeezed margins and an increase in NPLs also impacted the bank.

Santander continued to promote various projects, focusing on customer attention and distribution models, improvement in channels and products and on operational excellence. We attach considerable importance to risk management and improving efficiency.

Activity

Deposits rose 6% while mutual funds dropped 11%. Lending increased 8% year-on-year (+15% in cards and to companies; +3% in mortgages and +4% in consumer credit).

Results

Gross income fell 4.4% year-on-year, due to:

•	Net interest income fell 7.4% due to the impact on the UF portfolio of lower inflation (0.13% compared to 1.1% in the first and fourth quarters of 2012). Additionally, increased volumes in the high-income segment, with a mixed impact of lower spreads.

•	Fee income decreased 8.3% with generalised drop by lines, particularly those from insurance and cards, impacted by regulatory changes.

•	Gains on financial transactions rose 92.5% over the first quarter 2012 from a very low base.

Operating expenses rose 6.2% due to the increased amortisations for IT development and the higher operating costs.

Loan-loss provisions increased 20.5% in a context of higher NPLs and provisions in the sector. The growth of Santander Chile slowed notably in the last few quarters, while the risk premium stabilized.

Attributable profit fell 23.1% to EUR 103 million.

Retail banking’s net profit declined 25.9% and global wholesale banking’s 20.9%.

The efficiency ratio was 42.3%, the recurrence ratio 51.2% and ROE 15.9%. The NPL ratio was 5.51% and coverage 54%.

JANUARY - MARCH	47

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Argentina

Attributable profit was EUR 86 million, 28.7% more in local currency year-on-year and 1.9% more than the fourth quarter (the highest one in 2012). Net interest income and gross and net operating income was higher.

Santander Río is one of the country’s leading banks, with market shares of 8.8% in lending and 9.2% in savings. It has 371 branches and 2.5 million customers.

The economy picked up in the fourth quarter and GDP grew 2.1% in 2012. Inflation was more than 10% and interest rates remained at about 15%. International reserves dropped by $2,800 million to $40,450 million (8.5% of GDP).

The banking system has strong credit quality (NPL ratio of 1.8% and coverage of 139%) and has high levels of liquidity and a capital ratio of 16.9%. Deposits and lending rose 31%.

Santander kept the focus on risk management and on customer transactional linkage, thanks to an improvement in the quality of service through value offers tailored to customers’ needs and increasingly efficient processes. The enhancements in innovation and service being developed are gradually improving linkage and loyalty indicators.

Lending increased 27% year-on-year, deposits rose 24% (+16% demand deposits and +42% time) and mutual funds were flat.

Gross income increased 29.8% year-on-year, driven by net interest income (+28.9%). Net operating income was 30.9% higher, in line with the growth in attributable profit (28.7%).

The efficiency ratio was 47.7%, the recurrence ratio 81.4%, ROE 39.2%, the NPL ratio 1.55% and coverage 130%.

Uruguay

Attributable profit was EUR 14 million, 10.5% more in local currency. Gross income rose 6.8%, driven by net interest income (+18.0%), costs dropped 2.6% and provisions increased from a very low base.

Santander is the largest private sector bank in the country in terms of branches (84) and business (market shares of 17.9% in lending and 16.2% in deposits) and has 271,000 customers.

Fitch raised its sovereign credit rating of Uruguay from BB+ to BBB-. The buoyancy of the economy in the last five years, with an average growth of 5.8% (3.9% in 2012), together with the strength of its institutions, political and social stability and the high level of per capita income won the country investment grade status from Fitch. It already has this status from the other two main rating agencies.

The annual rate of inflation remained very high, at 8.5% in March 2013, far from the central bank’s target of 4%-6%. The monetary authority raised its reserve requirements for deposits at the beginning of March by 5 p.p. and its key interest rate stood at 9.25% (+25 b.p. in December 2012).

In local currency, the sector’s lending rose 17% and deposits 12% (24% and 8%, respectively for the bank).

The strategic focus in the first quarter remained on developing retail banking in order to deepen customer linkage through specialised service models.

Creditel, the consumer finance unit acquired in August 2011, continued to develop its strategy. The volume of its business rose 27% and it provided financial solutions to more than 150,000 customers through a network of 39 branches around the country. Creditel’s excellence in service and leadership in product innovation for medium and low segments sets it apart from its competitors.

The efficiency ratio is 63.6% and the recurrence ratio 33.3%. The NPL ratio is very low at 0.68% and coverage very high at 381%.

48	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

Puerto Rico

Attributable profit was 82.4% higher in dollars at EUR 19 million, due to the good evolution of loan-loss provisions (-74.4% y-o-y). Profits were 10.9% higher than the fourth quarter.

Santander Puerto Rico has 117 branches, 405,000 customers and market shares of 11.1% in loans, 13.5% in deposits and 21.4% in mutual funds.

Following November’s elections, the new governor is presenting significant reforms and economic policy measures to spur the island’s recovery and clean up public finances, particularly the reform of the pensions system recently approved. The economy remains weak after six years of recession, but will benefit from the reforms.

The bank continued to improve its results, despite the weakness of the financial system. This was due to the continuous improvement in products and services, which among other things increased its market share of deposits.

Lending fell 4% year-on-year because of the 24% decline in mortgages resulting from the sale in February of part of the portfolio ($500 million). This improved the portfolio’s NPL ratio and the loan-to-deposit ratio. Commercial credit rose 13%. Customer deposits without repos grew 11%, due to demand deposits (+16%), and mutual funds fell 4%.

The efficiency ratio was 55.6% and the recurrence ratio 38.3%. The NPL ratio was 6.71% and coverage 64%.

Peru

Attributable profit was EUR 4 million, 6.1% more year-on-year in local currency. Net interest income rose 33.2%, which was almost all absorbed by the growth in costs following the launch of a new auto finance company.

The economy grew by more than 6% in 2012 and inflation was moderate in March at 2.6%, The central bank held its key rate at 4.25%, but increased the average reserve requirements for deposits (by 2.25 p.p. for those in foreign currencies and 0.25 p.p. in the national currency).

Santander focuses on companies and the Group’s global clients. Lending rose 30% and deposits 15%.

At the end of 2012, together with a front rank international partner with wide experience of Latin America, an auto finance entity in Banco Santander Peru began to operate. The firm has a specialised business model, focused on service and with payment levels that facilitate purchase of a new vehicle.

Santander will operate with all brands and dealers in Peru. The good economic moment, the Group’s knowledge of this business and the positive evolution of the car sector were the reasons Santander entered this new business segment.

The efficiency ratio was 33.9%. The NPL ratio was 0.17% and coverage remained very high (1,147%).

JANUARY - MARCH	49

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

UNITED STATES (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	367	408	(10.2)	430	(14.6)
Net fees	93	91	3.0	95	(2.3)
Gains (losses) on financial transactions	49	58	(15.5)	58	(15.8)
Other operating income (1)	99	63	56.5	81	23.3
Gross income	608	620	(2.0)	663	(8.4)
Operating expenses	(297)	(303)	(2.1)	(278)	6.6
General administrative expenses	(261)	(266)	(1.9)	(248)	5.0
Personnel	(148)	(146)	1.6	(139)	6.8
Other general administrative expenses	(113)	(120)	(6.1)	(110)	2.8
Depreciation and amortisation	(36)	(38)	(4.1)	(30)	19.9
Net operating income	311	317	(1.8)	385	(19.2)
Net loan-loss provisions	(27)	(62)	(56.7)	(71)	(62.0)
Other income	(8)	1	—	(19)	(57.9)
Profit before taxes	276	256	8.0	295	(6.4)
Tax on profit	(43)	(30)	45.5	(57)	(23.3)
Profit from continuing operations	233	226	3.0	238	(2.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	233	226	3.0	238	(2.4)
Minority interests	—	—	—	—	—
Attributable profit to the Group	233	226	3.0	238	(2.4)
BALANCE SHEET
Customer loans (2)	42,032	41,331	1.7	40,030	5.0
Trading portfolio (w/o loans)	241	275	(12.2)	245	(1.6)
Available-for-sale financial assets	14,093	14,791	(4.7)	13,421	5.0
Due from credit institutions (2)	366	714	(48.7)	512	(28.5)
Intangible assets and property and equipment	569	560	1.6	479	18.9
Other assets	5,171	5,278	(2.0)	5,403	(4.3)
Total assets/liabilities & shareholders’ equity	62,473	62,950	(0.8)	60,091	4.0
Customer deposits (2)	39,575	38,116	3.8	37,828	4.6
Marketable debt securities (2)	841	820	2.6	563	49.4
Subordinated debt (2)	1,856	1,986	(6.5)	2,220	(16.4)
Insurance liabilities	—	—	—	0	(100.0)
Due to credit institutions (2)	12,244	14,221	(13.9)	12,364	(1.0)
Other liabilities	1,847	2,629	(29.7)	2,011	(8.2)
Shareholders’ equity (3)	6,110	5,179	18.0	5,105	19.7
Other customer funds under management	—	—	—	1	(100.0)
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	1	(100.0)
Customer funds under management	42,272	40,922	3.3	40,611	4.1
RATIOS (%) AND OPERATING MEANS
ROE	16.17	17.22	(1.05 p. )	19.17	(3.00 p. )
Efficiency ratio (with amortisations)	48.8	48.9	(0.1 p. )	42.0	6.9 p.
NPL ratio	2.23	2.29	(0.06 p. )	2.46	(0.23 p. )
NPL coverage	102.8	105.9	(3.1 p. )	107.4	(4.6 p. )
Number of employees	9,543	9,544	(0.0)	9,170	4.1
Number of branches	719	722	(0.4)	722	(0.4)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

50	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

United States

▶	Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

▶	Attributable profit of $307 million, 5.0% higher over the fourth quarter but 1.6% lower year-on-year:

•	Sovereign’s declined due to lower interest rates, the reduction in non-core portfolios and higher costs from the development of new businesses.

•	Sharp rise in the contribution of SCUSA, the highest of the last five quarters,

▶	The process of transforming into a national bank began to be reflected in growth in lending to and deposits from companies.

▶	NPL ratio (2.23%) and coverage (103%) reflected the high credit quality.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: commercial banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

Sovereign Bank is a national bank with a strong presence in the north east of the country. SCUSA, based in Dallas, specialises in consumer finance, mainly auto finance in the non-prime segment.

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%.

SHUSA also signed with these shareholders an agreement giving them, among other things, representation in the board of SCUSA and establishing a voting system under which strategic, financial and operating decisions, and other significant ones related to ordinary management are subject to the joint approval of Grupo Santander and these shareholders. As a result, SCUSA is subject to the joint control of all of them, and so the Group has stopped consolidating SCUSA and records its stake in it by the equity accounted method.

Santander US posted an attributable profit of $307 million, 1.6% less than in the first quarter of 2012 but 5.0% over the fourth quarter because of the greater contribution of SCUSA and the lower expenses and provisions of Sovereign, which offset the decline in net interest income.

Economic environment

Activity was conducted in an environment of moderate growth in which the latest indicators show a slight slowdown. The Federal Reserve held its interest rates at minimum levels and implemented other non-conventional stimulus measures.

Bank lending to companies in the fourth quarter grew 2.4% over the third quarter including real estate. Consumer credit increased 0.7%. The most liquid deposits rose 5.7% over the firts quarter, to the detriment of time deposits, which dropped 3.5%.

In auto finance, expectations of an adjustment in demand as a result of the rise in taxes and the slow recovery in employment were not confirmed. Consumers continued to buy and maintained a higher demand for both new and used cars, with prices at historically high levels. These positive conditions added to the good liquidity scenario in the securitisations market.

Strategy

Sovereign Bank, with 719 branches, 2,261 ATMs and 1.7 million customer-households, is developing a business model focused on retail customers and companies. It conducts business (around $100 billion) in the northeast of the US, one of the country’s most prosperous areas.

After the progress made in 2012 in transforming the franchise from a monoliner into a national bank, this year will see rebranding and an ongoing process. The platform for credit cards was launched in the first quarter, new ATMs installed and commercial areas reorganised.

SCUSA’s strategy is to continue the origination, purchase and securitisation of credits for new and used cars and work vehicles generated by brand dealers for customers with non-prime and near-prime risk profiles. SCUSA also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient instant approval operation of portfolio servicing to other companies with prime to non-prime portfolios, be they purchase operations or service for third parties.

Backed by these strengths, SCUSA began to develop diversification initiatives through agreements such as the recently announced one with Chrysler in the US market and other retail financial businesses, such as personal loans without guarantee.

SOVEREIGN BANK. INCOME STATEMENT (US$ Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
Gross income	656	700	(6.3)	745	(12.0)
Net operating income	264	308	(14.0)	382	(30.7)
Attributable profit to the Group	160	188	(15.0)	189	(15.3)

JANUARY - MARCH	51

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Activity

Taking advantage of the greater expansion capacity provided by the new banking status, Sovereign Bank continued to develop new businesses and products.

The integration of the new GBM teams in 2012 strengthened this activity, reflected in growth in lending and revenues.

In the retail segment, the launch in January 2013 of the credit cards platform will produce integral management of this business line and enable the bank to take advantage of the Group’s knowledge and global capacities to capture new customers and improve the range of products. Of note in mortgages was the positive trend in origination, destined for sale, and offsetting through revenues from the sale of loans the reduction in net interest income.

In companies, the middle market and business banking units were consolidated into a single unit called commercial banking in order to obtain synergies in the model of services, products and commercial strategy.

Lending rose 1% in dollars year-on-year (+2% excluding the non-core portfolio). The improvement in the portfolio’s composition combined with strict management of risk produced a further improvement in the NPL ratio to 2.23%, maintaining coverage above 100%.

Noteworthy in funds was the growth in non-remunerated deposits (+2% y-o-y). The focus on capturing deposits together with management of issuances and wholesale funding enabled the bank to continue to reduce the cost of funds.

SCUSA reached an agreement in February with Chrysler Group to supply a full range of auto finance service to the clients of Chrysler, Jeep, Dodge, Ram Truck, SRT and Fiat, as well as for the dealers of the Chrysler and Fiat groups. The launch of this business line in May will involve a large investment in resources and a new range of financial products for SCUSA. This will also provide product marketing opportunities for the bank to dealers.

Results

Gross income amounted to $803 million in the first quarter of 2013, in line with the fourth quarter but 7.7% less year-on-year.

Of note was the excellent evolution of Santander Consumer USA. Its contribution to the Group (registered by the equity accounted method) was $147 million, well above the first quarter of 2012 ($123 million) and the fourth quarter ($104 million). This increase reflected solid trends: higher gross income fuelled by larger volumes, and expenses and provisions in line with increased activity.

Sovereign Bank’s, on the other hand, declined year-on-year and over the fourth quarter. Net interest income was lower, reflecting the impact of the lower long-term interest rates, the reduction in the non-core portfolio and the sale of mortgage originations, although the latter produced higher trading gains. Fee income remained virtually unchanged in recent quarters.

Operating expenses (+7.7% y-o-y) still reflect the bank’s investments in technology, sales teams and complying with the regulations needed to be able to take advantage of the opportunities provided by the new status (national bank), although moderating the pace of growth. Provisions (-61.7%) reflect the improvement in credit quality (NPLs and coverage) and the positive effect of a recovery in the quarter.

Attributable profit for Santander US was $307 million, 5.0% more than in the fourth quarter and virtually the same as in the first quarter of 2012.

52	JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2013

CORPORATE ACTIVITIES (EUR Million)

	Q1’13	Q4’12	Var. (%)	Q1’12	Var. (%)
INCOME STATEMENT
Net interest income	(580)	(429)	35.4	(453)	28.1
Net fees	(14)	(5)	182.7	(13)	2.1
Gains (losses) on financial transactions	231	201	14.8	99	133.4
Other operating income	35	15	134.0	42	(17.4)
Dividends	4	8	(49.5)	14	(70.2)
Income from equity-accounted method	(2)	(3)	(26.5)	(1)	138.3
Other operating income/expenses	32	9	250.9	29	12.1
Gross income	(328)	(218)	50.9	(326)	0.8
Operating expenses	(178)	(54)	227.9	(171)	4.4
General administrative expenses	(160)	(36)	340.8	(142)	13.0
Personnel	(65)	40	—	(67)	(2.7)
Other general administrative expenses	(95)	(77)	24.2	(75)	27.0
Depreciation and amortisation	(18)	(18)	1.2	(29)	(37.3)
Net operating income	(507)	(272)	86.3	(496)	2.1
Net loan-loss provisions	(29)	(54)	(46.2)	(4)	558.4
Other income	(66)	(439)	(85.0)	(61)	8.8
Ordinary profit before taxes	(602)	(765)	(21.3)	(562)	7.2
Tax on profit	54	126	(56.8)	3	—
Ordinary profit from continuing operations	(547)	(639)	(14.3)	(559)	(2.0)
Net profit from discontinued operations	—	—	—	—	—
Ordinary consolidated profit	(547)	(639)	(14.3)	(559)	(2.0)
Minority interests	(0)	(20)	(98.1)	(27)	(98.6)
Ordinary attributable profit to the Group	(547)	(619)	(11.7)	(531)	3.0
Net capital gains and provisions	—	56	(100.0)	—	—
Attributable profit to the Group	(547)	(563)	(2.9)	(531)	3.0
BALANCE SHEET
Trading portfolio (w/o loans)	6,167	4,722	30.6	7,119	(13.4)
Available-for-sale financial assets	17,449	8,949	95.0	5,020	247.6
Investments	83	88	(6.2)	76	8.8
Goodwill	25,070	24,626	1.8	25,200	(0.5)
Liquidity lent to the Group	26,730	18,583	43.8	57,118	(53.2)
Capital assigned to Group areas	76,323	69,773	9.4	73,630	3.7
Other assets	72,974	116,712	(37.5)	108,697	(32.9)
Total assets/liabilities & shareholders’ equity	224,795	243,453	(7.7)	276,861	(18.8)
Customer deposits (1)	2,567	3,152	(18.5)	20,129	(87.2)
Marketable debt securities (1)	79,680	82,002	(2.8)	86,915	(8.3)
Subordinated debt (1)	4,471	4,866	(8.1)	6,240	(28.4)
Other liabilities	57,125	73,744	(22.5)	84,486	(32.4)
Group capital and reserves (2)	80,953	79,689	1.6	79,091	2.4
Other customer funds under management	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	86,718	90,020	(3.7)	113,284	(23.5)
OPERATING MEANS
Number of employees	2,366	2,374	(0.3)	2,356	0.4

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

JANUARY - MARCH	53

FINANCIAL REPORT 2013     INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

▶	Corporate Activities registered a loss of EUR 547 million in the first quarter.

•	This was very similar to the loss of EUR 531 million in the first quarter of 2012 and EUR 563 million in the fourth quarter.

Corporate activities posted a loss of EUR 547 million in the first quarter.

Within corporate activities, the financial management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitisations), as well as the structural position of exchange rates.

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital. The results and positions directly related to the retail banking balance sheet in Spain are integrated into the income statement and balance sheet of this unit.

•	The purpose of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the sources.

•	Management of the exposure to exchange-rate movements is also carried out on a centralised basis. This management (which is dynamic) is conducted through exchange-rate derivatives, optimising at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralise the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro. The Group believes it is necessary to immunise the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, the UK, Mexico, Chile and Poland and the instruments used are spot, FX forwards or tunnel options.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in currencies other than the euro – are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to set the resulting euros with the exchange rate at the start of the year.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity the Group supports for immobilising the funds during the life of the operation.

Lastly, and more marginally, the equity stakes of a financial nature that the Group takes within its policy of optimising investments is reflected in Corporate Activities.

The main developments were:

•	Net interest income was EUR 580 million negative compared to EUR 453 million also negative in the first quarter of 2012 and EUR 429 million in the fourth quarter. The higher loss incorporates a negative impact in 2013 from the cost associated with the policy of strengthening liquidity that the Group has been implementing since the middle of 2012, and which, combined with the current low level of market interest rates, has caused the return on the net interest income to deteriorate temporarily. It also includes the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits)

•	Gains on financial transaction, which are mainly those from the centralised management of interest rate and currency risk of the parent bank and from equities, were EUR 231 million positive compared to EUR 201 million also positive in the fourth quarter of 2012. Of note in the quarter was the result from liabilities management.

•	Operating expenses were 4.4% higher year-on-year, because of the net difference between lower personnel expenses and amortisations and the rise in general administrative expenses, partly related to higher indirect taxes. Compared to the fourth quarter of 2012, the costs of EUR 54 million incorporate the release of certain amounts because of unpaid variable remuneration.

•	Net loan-loss provisions were EUR 29 million (EUR 4 million in the first quarter of 2012).

•	Other income, which was EUR 66 million negative compared to EUR 61 million negative in the first quarter of 2012 and EUR 439 million in the fourth quarter, which incorporated writedowns of goodwill and equity stakes.

•	Lastly, the tax line records a recovery of EUR 54 million compared to one of EUR 3 million in the first quarter of 2012, as a result of adjustments in the consolidation process.

54	JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS     FINANCIAL REPORT 2013

Retail Banking

▶	Attributable profit of EUR 1,356 million, 3.0% more than in the fourth quarter 2012.

•	Profit before tax and minority interests rose 12.1%, fuelled by stable gross income, lower costs and reduced provisions.

▶	Attributable profit was 11.1% lower year-on-year.

•	Lower gross income in an environment of reduced activity and low interest rates.

•	Flat expenses and lower provisions

▶	Loans remained unchanged in the first quarter and deposits rose 5% over the fourth quarter of 2012.

RETAIL BANKING (EUR Million)

		Var (%)
	Q1’13	o/Q4’12	o/Q1’12
INCOME STATEMENT
Net interest income	6,547	(3.5)	(12.7)
Net fees	2,096	(0.2)	(2.8)
Gains (losses) on financial transactions	378	51.7	71.0
Other operating income (1)	(3)	(95.4)	(94.9)
Gross income	9,018	(0.6)	(8.2)
Operating expenses	(4,263)	(1.7)	(0.9)
General administrative expenses	(3,770)	(2.3)	(2.3)
Personnel	(2,211)	(0.9)	(2.0)
Other general administrative expenses	(1,559)	(4.4)	(2.6)
Depreciation and amortisation	(493)	3.9	11.2
Net operating income	4,755	0.3	(13.9)
Net loan-loss provisions	(2,613)	(8.4)	(13.3)
Other income	(169)	31.4	(55.1)
Profit before taxes	1,973	12.1	(7.6)
Tax on profit	(381)	41.5	(13.6)
Profit from continuing operations	1,591	6.8	(6.0)
Net profit from discontinued operations	—	(100.0)	(100.0)
Consolidated profit	1,591	5.4	(7.0)
Minority interests	235	21.2	27.2
Attributable profit to the Group	1,356	3.0	(11.1)
Net capital gains and provisions	—	—	—
Attributable profit to the Group	1,356	3.0	(11.1)
BUSINESS VOLUMES
Total assets	842,996	1.7	(0.0)
Customer loans	619,452	0.2	(1.9)
Customer deposits	559,739	4.8	7.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

Attributable profit was EUR 1,356 million in the first quarter of 2013.

This business accounts for 85% of the Group’s operating areas gross income and 70% of the ordinary attributable profit.

Compared to the fourth quarter 2012, attributable profit was 3.0% higher and profit before tax and minority interest rose 12.1%. Gross income was almost the same as the fourth quarter, net interest income was lower, fee income remained stable and greater contribution from trading gains (which account for 4% of gross income).

Operating expenses fell 1.7% and provisions were 8.4% lower.

Compared to the first quarter of 2012, gross income declined 8.2% year-on-year, mainly due to lower net interest income (-12.7%), only partly offset by higher gains on financial transacions. This evolution reflected an environment of reduced growth, low interest rates and the Group’s strategy of giving priority to liquidity and balance sheet strength.

Flat operating expenses and a decline in loan-loss provisions (-13.3%) and in other provisions (reflecting the effort made in previous quarters to improve credit quality), left profit before tax 7.6% below the first quarter of 2012.

After tax, discontinued operations (cards in the UK) and higher minority interests in Poland and Mexico, attributable profit fell 11.1%.

This performance, registered a negative impact of 8 p.p. due to the perimeter effect and the evolution of exchange rates.

Customer lending remained virtually the same as in December 2012 and dropped 2% over March 2012. Deposits, including retail commercial paper in Spain and “letras financieras” in Brazil, rose 5% over December and 8% over March 2012.

JANUARY - MARCH	55

FINANCIAL REPORT 2013     INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING. INCOME STATEMENT (EUR Million)

	Gross income			Net operating income			Attributable profit
		Var. (%)			Var. (%)			Var. (%)
	Q1’13	o/Q4’12	o/Q1’12	Q1’13	o/Q4’12	o/Q1’12	Q1’13	o/Q4’12	o/Q1’12
Continental Europe	2,454	(0.3)	(10.0)	1,063	(4.2)	(23.7)	253	21.9	3.9
o/w: Spain	1,222	(8.0)	(16.6)	448	(19.8)	(34.8)	32	—	—
Portugal	173	10.7	(34.2)	57	52.9	(60.5)	(10)	—	—
Poland	289	25.1	55.2	144	8.0	54.8	59	(21.4)	3.8
Santander Consumer Finance	776	0.9	(4.1)	425	3.7	(9.9)	176	8.7	(14.4)
United Kingdom	1,014	0.2	(7.5)	421	(2.8)	(16.1)	181	1.6	(4.5)
Latin America	4,987	(0.9)	(7.3)	2,992	2.6	(8.6)	712	(3.5)	(17.2)
o/w: Brazil	3,417	1.1	(10.7)	2,155	6.1	(10.4)	345	(6.1)	(16.3)
Mexico	629	(1.8)	12.8	360	5.7	7.0	178	23.4	(23.1)
Chile	480	(8.4)	(1.6)	270	(12.1)	(8.5)	74	(21.4)	(23.6)
USA	564	(1.6)	(10.1)	280	(1.3)	(22.1)	211	9.2	(9.6)
Total Retail Banking	9,018	(0.6)	(8.2)	4,755	0.3	(13.9)	1,356	3.0	(11.1)

By geographics areas:

•

Retail banking in Continental Europe registered the best performance. Attributable profit was 21.9% more than in the fourth quarter of 2012 and 3.9% higher year-on-year. Growth in both cases was due to lower provisions, which offset the weak net interest income and higher taxes and minority interests in Poland.

•

Attributable profit in the UK was 7.1% higher over the fourth quarter 2012 in sterling and 24.3% before discontinued operations, fuelled by gross income (net interest income was higher) and lower provisions. Profit before discontinued operations rose 6.6% year-on-year because of lower provisions.

•

Retail banking in Latin America (in constant currency) posted a 3.1% drop over the fourth quarter 2012 and 12.0% year-on-year. In both cases, it was conditioned by the combined impact of taxes and minority interests. Profit before tax was 3.3% higher over the fourth quarter, mainly because of lower costs. Compared to the first quarter 2012, profit before tax fell 5.6% because of higher loan-loss provisions as net operating income was virtually unchanged.

•

Retail banking in the US. The attributable profit in dollars rose 11.3% over the fourth quarter 2012, thanks to stable revenues and expenses and lower provisions which absorbed the higher taxes. Attributable profit was 8.9% less year-on-year, affected by reduced revenues (evolution of interest rates, reduction in the non-core portfolio and regulatory impact in fee income), higher costs (investments to develop the franchise) and lower provisions.

Global Private Banking includes institutions that specialise in financial advice and asset management for high net worth clients (Banco Banif in Spain and Santander Private Banking in Latin America and Italy) and the units of domestic private banking, Portugal and Latin America, jointly managed with local retail banks.

The drivers of Global Private Banking are the more than 1,700 qualified professionals, enabling customers to have their own account manager to cover all their needs; more than 80 offices in seven countries in two continents; a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

The challenge in 2013 is to complete the strengthening of activity in Latin America, where the commercial sales and customer relations processes are already installed. Homogenising the advisory model for private banking clients, investment strategies, discretionary management and the range of products in all countries has been achieved. The professionals continued to receive training and development.

Despite the Eurozone’s crisis, particularly in Spain, Italy and Portugal, assets under management continued to rise, notably in Brazil, and private international banking, the result of efficient management. The volume managed at the end of March stood at EUR 107,500 million, 3% more than at the end of 2012.

Attributable profit was EUR 41 million, 13.5% less year-on-year, due to lower net interest income, as the other P&L items increased, particularly fee income (+13.1%).

Santander received again the Euromoney award (2013) for the best private banking units in Spain, Portugal and Chile.

56	JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS    FINANCIAL REPORT 2013

Global Wholesale Banking

▶	Attributable profit of EUR 480 million was 13.8% higher over the fourth quarter, backed by business seasonality and gross income.

▶	Compared to the first quarter of 2012, attributable profit was 26.1% lower due to lower gross income because of deleveraging and higher provisions.

▶	Focus on customer business (+89% gross income) and on the efficiency ratio (31.8%, a benchmark for the sector), together with active management of risks, liquidity and capital.

▶	Adapting the range of products to the market’s new requirements.

GLOBAL WHOLESALE BANKING (EUR Million)

		Var (%)
	Q1’13	o/Q4’12	o/Q1’12
INCOME STATEMENT
Net interest income	631	(9.1)	(5.1)
Net fees	338	7.0	(6.3)
Gains (losses) on financial transactions	357	174.3	(24.9)
Other operating income (1)	53	22.0	43.3
Gross income	1,379	16.5	(10.3)
Operating expenses	(438)	2.5	(2.1)
General administrative expenses	(392)	1.4	(3.6)
Personnel	(254)	6.9	(2.3)
Other general administrative expenses	(137)	(7.5)	(6.1)
Depreciation and amortisation	(46)	13.8	13.9
Net operating income	941	24.3	(13.7)
Net loan-loss provisions	(162)	79.9	192.2
Other income	(18)	10.8	(47.0)
Profit before taxes	761	16.9	(24.0)
Tax on profit	(217)	26.1	(25.2)
Profit from continuing operations	544	13.6	(23.5)
Net profit from discontinued operations	—	—	—
Consolidated profit	544	13.6	(23.5)
Minority interests	63	12.3	4.6
Attributable profit to the Group	480	13.8	(26.1)
BUSINESS VOLUMES
Total assets	341,301	7.0	6.3
Customer loans	94,015	7.0	1.6
Customer deposits	82,803	1.0	(13.7)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 480 million in the first quarter, 13.8% more than in the fourth quarter 2012, fuelled by higher gross income. This area contributed 13% of the operating areas’ gross income and 25% of attributable profit.

Compared to the first quarter of 2012, higher gross income and lower provisions in a less favourable business environment, produced a 26.1% drop in attributable profit.

Strategy

In 2013 Santander Global Banking & Markets maintained the main drivers of its business model: client-centred, global reach of the division and interconnection with local units, with active management of risk, capital and liquidity.

SGB&M continued to accompany the Group in its international development in Poland and in the northeast of the US. It also continued to invest in operating capacities and in the distribution of transaction and treasury products, particularly exchange rates and fixed income. Its efficiency ratio of 31.8% remained a benchmark for the sector.

Results and activity

Gross income dropped 10.3% year-on-year, affected by deleveraging, reduced activity in the markets and one-off loans in the credit area at the beginning of 2012.

Gross income was higher than in the other quarters of 2012 due to fee income and trading gains: it was 16.5% more than the fourth quarter and well above the second and third quarters.

Operating expenses were 2.1% lower year-on-year, largely thanks to personnel and general adjustments and after absorbing higher amortisations for projects. Net operating income was 13.7% lower than in the first quarter of 2012, although much higher than the last three quarters of last year (+24.3% over the fourth quarter).

Higher loan-loss provisions, basically in Spain, and increased minority interests in Latin American units reduced attributable profit by 26.1% year-on-year. Profit was 13.8% higher than in the fourth quarter thanks to higher gross income.

These solid results in an environment of reduced business were supported by the strength and diversification of client revenues, which in the first quarter accounted for 89% of the area’s total revenues and performed better than these (8.0% less y-o-y). Customer revenues generated by the Global Customer Relationship model, which give the area a considerable degree of stability, dropped just 3%.

By geographic areas, better year-on-year evolution of customer revenues in the US (+28%), Portugal (+20%) and Latin America ex-Brazil (+16%), and declined in other countries. Compared to the fourth quarter of 2012, of note was the higher revenues in Spain (+67%) and stable in Brazil (+2%).

The performance of the business areas and their contribution to revenue generation was as follows:

Global Transaction Banking

The gross income of this area, which includes cash management, trade finance, basic financing and custody, declined 3% year-on-year, although it rose 4% over the fourth quarter.

JANUARY - MARCH	57

FINANCIAL REPORT 2013     INFORMATION BY SECONDARY SEGMENTS

Of note was trade finance (+2% y-o-y), particularly in Europe, the US and Chile on the basis of a solid local presence in our core markets. Also noteworthy was custody and settlement business (+2% y-o-y), largely due to increased activity in Mexico and Chile, partly offset by stagnation in Europe and lower business in Brazil.

Cash management business deccelerated (+0.3%) compared to the end of 2012, because of the slower pace of attracting funds in the face of strong competition and lower spreads, and which was not offset by higher volumes. Basic financing also fell (-4%); active management of spreads in Europe only partly offset the upward trends in disintermediation and deleveraging.

Corporate Finance

Corporate Finance, which includes mergers and acquisitions (M&A), equity capital markets (ECM) and investment solutions for corporate clients via derivatives (CED), grew 43% its client revenues over the first quarter of 2012, strongly supported by business in the main Latin American countries.

Of note in M&A were advisory services for NH Hoteles (sale of assets), Rendelsur (merger of bottling plants) and Globalvia (motorway in Costa Rica). Noteworthy in equity capital markets were the bank’s participation as global coordinator in the capital increase of Fibra Uno in Mexico ($1,700 million) and in the capital increase of Enersis in Chile ($6,000 million). CED revenues were higher for the third year running.

Credit

Credit, which includes units for the origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring (AC&S), registered a fall of 12% in its client revenues over a record first quarter in 2012 but rose 3% over the fourth quarter thanks to recovered activity in Europe.

In an environment of lower activity, Santander maintained its reference positions in European and Latin American markets, while giving priority to efficient management of capital and liquidity. Of note in syndicated corporate loans was participation in the £2,300 million financing of Arqiva, the UK’s leading communications infrastructure and media services company, with immediate disintermediation in the bond market.

In project finance, the MXN 4,200 million project bond in Mexico for Isolux-Cams was closed, which enabled all the senior debt to be refinanced. In Chile, the structure was put in place to finance the construction of electric power lines, combining short-term finance and long-term disintermediation.

In the primary bond market, Santander continued to consolidate its position in an environment with greater opportunities for European periphery debt. The bank led significant operations such as the Kingdom of Spain’s, the first Eurodollar deal since 2009, which placed 97% among foreign investors.

A&CS continued to increase its portfolio of clients in Europe, Latin America and the US. Revenue rose in most countries.

Global Markets

This area, which includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s wholesale and retail clients, and brokerage of equities and investment and hedging derivatives solutions, reduced its client results by 12% year-on-year, although it registered a sharp recovery over the fourth quarter (+55%) due to management of books and sales.

Sales business was 5% lower against a backdrop of very complex markets. Good quarter in Europe but without achieving the high revenues that were obtained at the beginning of 2012. Growth in the other units. Of note was the year-on-year growth in Mexico and the US.

The growth in the institutional segment (+4%) partly offset the fall in the retail segment (hit by the difficult European economic context).

Solid contribution of the books in Europe, with reduced tensions in short-term money markets and in the stock market in Spain. In Latin America, greater contribution from Mexico in line with its macroeconomic evolution.

In equities, including derivatives, year-on-year decline in client revenues (-16%) due to a general fall in the activity of markets. Better evolution of cash equity in Latin America which did not offset the decline in Europe. Mexico was the main driver of flows into the region in a primary market with fewer operations. Santander was the global coordinator for the capital increase of Fibra Uno, the largest operation so far this year.

Greater activity in investment and hedging derivatives compared to declines in the market. The larger flows into traded derivatives and regional indices explain this increase, due to the rebalancing among regions, which was strongly supported in Latin America.

58	JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS     FINANCIAL REPORT 2013

Asset Management and Insurance

▶	Attributable profit of EUR 90 million (-4.5%).

•	Comparisons affected by the reinsurance of life assurance in Spain and Portugal, which was completed in the second half of 2012 (+8.0% excluding this effect).

▶	On a like-for-like basis, solid gross income (including that paid to the networks), which accounted for 9% of the operating areas’ total.

▶	Asset management: high contribution in an environment of tougher competition for deposits.

▶	Insurance: value of business in Europe recognised (after the reinsurance of life assurance business in Spain and Portugal and the strategic alliance in bancassurance in Spain).

(*)	Excluding the reinsurance of life assurance business in Spain and Portugal: +8.0%

ASSET MANAGEMENT AND INSURANCE (EUR Million)

		Var (%)
	Q1’13	o/Q4’12	o/Q1’12
INCOME STATEMENT
Net interest income	26	(16.7)	(11.1)
Net fees	87	(18.1)	(9.4)
Gains (losses) on financial transactions	2	(3.5)	123.7
Other operating income (1)	84	(17.0)	(14.9)
Gross income	199	(17.3)	(11.5)
Operating expenses	(77)	2.7	0.3
General administrative expenses	(68)	2.2	0.2
Personnel	(40)	5.0	1.1
Other general administrative expenses	(28)	(1.6)	(1.0)
Depreciation and amortisation	(9)	6.8	1.3
Net operating income	122	(26.3)	(17.6)
Net loan-loss provisions	0	(81.8)	—
Other income	(0)	—	(92.7)
Profit before taxes	122	(28.0)	(14.7)
Tax on profit	(27)	(46.4)	(33.0)
Profit from continuing operations	95	(20.3)	(7.6)
Net profit from discontinued operations	—	—	—
Consolidated profit	95	(20.3)	(7.6)
Minority interests	5	60.0	(40.9)
Attributable profit to the Group	90	(22.5)	(4.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

Attributable profit was 4.5% lower year-on-year at EUR 90 million (5% of the operating areas’ total). Excluding the reinsurance of life assurance in Spain and Portugal in the second half of 2012, profit rose 8.0% year-on-year.

The strategic agreement with Aegón is expected to be completed in the second quarter. This will strengthen the bancassurance business in Spain and generate EUR 410 million of pre-tax capital gains.

Results

Gross income declined 11.5% year-on-year while operating expenses were flat (+0.3%), which fed through the income statement to profits. This evolution reflects the impact on revenues of the reinsurance agreement for Spain and Portugal. Excluding this, gross income was 4.0% lower and attributable profit 8.0% higher.

The area’s total contribution to the Group including revenues recorded by the distribution networks amounted to EUR 991 million, 6.6% less than in the first quarter of 2012 (-4.4% on a like-for-like basis) and accounting for 9% of the operating areas’ total.

The total results for the Group (profit before tax plus fees paid to the networks) were 6.6% lower year-on-year at EUR 914 million (-4.3% on a like-for-like basis).

Asset Management

Santander Asset Management continued to develop its global business model based on management capacities at the Group level and on the strength and knowledge of the market by local managers.

In 2013, progress continued in reorganising the business around a holding company that will group all the fund management entities. So far, integration has been successfully achieved in Spain, Argentina, the UK, Luxembourg and the new branch in Germany. The structure of the global teams was also consolidated after completing the management structures for Latin American mandates and global European mandates. This is a necessary condition for advancing in the institutional segment.

In this institutional business, Santander continues to capture Spanish and European fixed income mandates of German companies who trust in our management capacities (EUR 800 million under management).

Attributable profit was EUR 29 million, 59.7% more than in the first quarter of 2012. Fee income increased (+4.6%), operating expenses remained flat (+1.2%) and provisions were lower.

The total result for the Group (profit before tax plus fees paid to the networks) was EUR 247 million (-6.1% y-o-y), following the adjustment made to average fee income in 2012 in some markets.

The total volume of managed funds was EUR 161,500 million, 5% more than at the end of 2012 and 13% higher year-on-year. Of this, EUR 104,000 million were mutual and pension funds, EUR 9,600 million client portfolios other than mutual funds and including institutional mandates, and EUR 47,900 million of management mandates on behalf of other Group units.

The main developments by units and countries were as follows:

•

In traditional management of assets, the Group managed EUR 158,600 million, of which EUR 103,500 are funds, investment companies and clients’ pension plans. Of the total, 86% is concentrated in the four large markets of Brazil, the UK, Spain and Mexico.

JANUARY - MARCH	59

FINANCIAL REPORT 2013     INFORMATION BY SECONDARY SEGMENTS

In Spain, Santander Asset Management, with leadership positions in mutual funds (14.9% market share according to Inverco), continued to focus on profiled funds, reducing its participation in money market funds, which have lower value, added. Funds under traditional management, including pension funds and mandates, amounted to EUR 52,100 million (3% more than at the end of 2012).

Brazil’s managed assets increased to EUR 48,100 million. (+6% over the fourth quarter in local currency). The increase was due to retail and corporate clients, as institutional mandates remained in line with the levels in the fourth quarter,

The UK’s managed funds increased 2% in sterling to EUR 25,500 million, backed by capturing of collective management mandates.

Mexico continued to improve the mix of the EUR 11,400 million under management (+1% y-o-y), backed by the launch of guaranteed funds and others with risk profiles tailored to clients’ needs.

•

In non-traditional management (real estate, alternative management and venture capital funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained at EUR 3,000 million.

Insurance

In 2013, Santander Insurance continued to develop its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations, added to which are the strategic agreements with insurers of long experience in the core markets for Santander.

Santander Insurance posted an attributable profit of EUR 61 million, 19.6% less than in the first quarter of 2012. This decline reflects the impact of the life assurance reinsurance agreement in Spain and Portugal, (-4.1% excluding this impact).

Insurance business, at a management level, generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 702 million (-6.5% y-o-y). On a like-for-like basis and excluding the exchange-rate impact, revenues were 1.0% higher. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 667 million (-6.8%), virtually unchanged on a like-for-like basis and constant euros.

Continental Europe’s total results were 5.8% lower. On a like-for-like basis, they were 4.2% higher year-on-year due to the better contribution of Spain and Portugal.

Excluding consumer business, the total result for Spain was 3.8% lower (+13.8% excluding the reinsurance operation). Portugal’s dropped 25.7% year-on-year (+8.9% without the reinsurance operation), largely due to savings-investment products. Poland increased its contribution by 6.7% in local currency, focused on protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-13% in the EU). Its total result was down 2.6% year-on-year.

The UK’s total result declined 41.5% in sterling while adjusting its range of products to clients’ needs.

Latin America’s total result was 5.9% higher in local currency and on a like-for-like basis. This was due to the productivity of the banking networks in placing protection products and the intensive use of alternative channels.

In local currency, Mexico’s total result was 29.0% higher and Brazil’s 4.0%, while Chile’s fell 19.9% because of the lower contracting of protection products.

The US recorded a decline of 26.0% in dollars in gross fee income from the distribution of third party insurance.

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR Million)

	Gross income			Net operating income			Attributable profit
		Var. (%)			Var. (%)			Var. (%)
	Q1’13	o/Q4’12	o/Q1’12	Q1’13	o/Q4’12	o/Q1’12	Q1’13	o/Q4’12	o/Q1’12
Mutual funds	79	(8.4)	11.2	36	(18.2)	25.2	25	19.0	64.3
Pension funds	7	38.5	19.6	5	31.1	35.5	3	30.1	32.4
Insurance	113	(24.3)	(23.5)	81	(31.2)	(29.9)	61	(33.5)	(19.6)
Total Asset Management and Insurance	199	(17.3)	(11.5)	122	(26.3)	(17.6)	90	(22.5)	(4.5)

60	JANUARY - MARCH

CORPORATE GOVERNANCE AND SIGNIFICANT EVENTS IN THE QUARTER     FINANCIAL REPORT 2013

Corporate Governance

Time dedicated by members of the board

The bank published the Group’s 2012 annual report on February 19 together with the reports of the audit and compliance and the appointments and remuneration committees.

The annual report included, for the first time, the results of a study by Spencer Stuart on the time that directors dedicate to their tasks. It concluded that the average time spent by each Banco Santander director and their committees is almost three times more than the average number of hours of the directors of their main competitors in the UK, the US and Canada and a series of international banks in Europe, Japan and Brazil.

Ordinary general meeting of shareholders

The bank’s AGM was held on March 22 and attended (or represented) by 400,412 shareholders holding 5,887,824,129 shares. This gave a quorum of 55.869% of the bank’s capital stock.

The agreements submitted to a vote received on average favourable votes amounting to 95.33% of those cast. The social management was approved by 98.41% of votes and the report on the remuneration policy for directors by 92.00%. This report explained how the remuneration policy was implemented in 2012—including the methodology used to calculate the variable remuneration on the basis of the degree of attaining the quantitative and qualitative objectives – and the principles of the policy for 2013 were also set out.

The corporate website (www.santander.com) has full information on the agreements adopted at the AGM.

Significant events in the quarter and subsequent ones

Merger by absorption of Banesto and Banco Banif

On December 17, Banco Santander communicated its decision to approve the proposed merger by absorption of Banco Español de Crédito (Banesto) and of Banco Banif, in the framework of the restructuring of the Spanish financial sector.

On January 9, 2013, the boards of Banco Santander and Banesto approved the common merger project and on January 28, the boards of Banco Santander and Banco Banif did the same.

The project was approved at the AGMs of Banco Santander and Banesto on March 22 and March 21, respectively.

Placement in the market of Bank Zachodni WBK

Banco Santander, S.A. and KBC Bank, N.V. (KBC) reached an agreement in February 2012 to merge their subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., which happened on January 4, 2013. After this, Grupo Santander’s stake in the merged bank was 75.2% and KBC’s 16.2%.

On March 22, 2013, Banco Santander and KBC Bank completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of PLN 245 per share, amounting to a total of EUR 1,171 million. Santander sold 4,852,989 shares, equal to 5.2% of BZ WBK’s capital, for EUR 285 million, while KBC obtained EUR 887 million for its 16.2% stake in BZ WBK.

The placement of these shares will enable Banco Santander to meet its commitment to the Polish regulator that the free float of the Polish unit would be at least 30% by the end of 2014. Moreover, the transaction has allowed KBC to divest the stake in BZ WBK it had obtained as a result of the merger of its Polish subsidiary, Kredyt Bank, with Banco Santander’s unit, Bank Zachodni WBK. The remaining 70% of the capital will be held by Santander, the controlling shareholder.

This transaction values Bank Zachodni WBK’s total share capital at EUR 5,480 billion. The valuation means that the investment made by Banco Santander in April 2011 in BZ WBK has risen in value by 18%, taking into account the initial investment plus dividends received during the intervening two years. The impact of this transaction on the Santander Group’s capital is immaterial.

JANUARY - MARCH	61

RESPONSABILIDAD SOCIAL CORPORATIVA     INFORME FINANCIERO 2013

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to corporate social responsibility. The highlights of the first quarter were:

Santander Universities

Banco Santander supports higher education, research and entrepreneurship through more than 1,000 cooperation agreements with universities all over the world.

Under the framework of this cooperation, the bank granted 30 scholarships in Germany to students from the University of Cologne, the Goethe in Frankfurt and the University of Heidelberg.

Banco Santander, via its Santander Universities global division, is also analyzing different ways to cooperate in the education projects that Qatar is promoting to develop higher education and support entrepreneurship, leadership and university innovation.

Banco Santander already cooperates with the city of Qatar through the DOHA Grants programme, promoted by the Institute for Global Law and Policy at Harvard University, financed by Santander Universities.

In Argentina, Santander Río, through the Santander Universities Global Division, signed a cooperation agreement with the National University of Tierra del Fuego, which provides a wide range of degree courses in the social, environmental and economic fields. The bank will foster the transfer of applied knowledge from the university to the real economy.

In Spain, the Universia Foundation granted 142 scholarships to Spanish university students with disabilities, via the 6th edition of Universia Capacitas Foundation scholarships, amounting to a total of EUR 300,000 in the 2012-2013 edition.

Investment in the community

Banco Santander develops local support programmes for communities in order to contribute to their economic and social progress, many of which involve Group professionals.

The bank, aided by the human resources division and Group employees, also put into effect the “Corre1km+” programme in order to raise funds to help people seriously affected by Spain’s economic crisis.

In the UK, the Breakthrough programme supported the programmes of the NGO, Business in the Community, to help small firms implement corporate social responsibility programmes and integrate ethical and sustainable criteria into their business models.

In the US, via the Swipe4Change programme, the bank, together with customers, raised funds to help the NGO, Children’s Miracle Network Hospitals. These funds go to hospitals in Boston, New York and Philadelphia to improve the quality of life of children affected by various illnesses and provide help and funds for their families.

The environment and climate change

The bank, as part of its commitment to protect the environment and the fight against climate change, participated for the fifth year running in the global initiative of the World Wildlife Fund (WWF), Earth Hour, and turned off the lights in some of its main buildings in the countries where the Group operates.

In Spain, in the sphere of biodiversity, Banco Santander and the Superior Council of Scientific Research (CSIC), developed a series of research measures that form part of the Zero Threatened Species Projects, promoted by the CSIC Foundation to protect the Iberian lynx and preserve the living fossils of endemic flowering plants.

Relations with suppliers

The bank began, in cooperation with Deloitte, to assess the degree of compliance with the principles of the Global Pact in its supply chain, focusing on those suppliers with the greatest risk because of their volume and/or impact on business.

Banco Santander, through the Rep Track tool of the Reputation Institute, also surveyed suppliers in Spain, the UK, Brazil and Mexico, in order to measure their level of perception of Banco Santander’s performance.

Sustainability report

The bank published its 2012 Sustainability Report (available at www.santander.com), which sets out the Group’s sustainability strategy and the main measures adopted during the year in each of the countries where the bank operates.

Deloitte, an independent firm, has verified this report since 2003 and also audited the Group’s annual financial statements.

This report is the Group’s main communication tool in sustainability, and is complemented on the website (www.santander.com) and by local reports in various countries.

The report is drawn up on the basis of internationally recognized standards (Global Reporting Initiative) and the principles of inclusivity, relevance and capacity of response proposed by rule AA1000 APS of AccountAbility.

62	JANUARY - MARCH

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20

Fax: 34 (91) 257 02 45

e-mail: investor@gruposantander,com

Legal Head Office:

Paseo Pereda, 9-12, Santander (Spain)

Tel: 34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda, de Cantabria, s/n 28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Key consolidated data

			Variation
	Q1 ’13	Q1 ’12	Amount	%	2012
Balance sheet and income statement (EUR million)
Total assets	1,281,698	1,282,838	(1,140)	(0.1)	1,269,598
Net customer loans	723,814	744,950	(21,136)	(2.8)	719,112
Customer deposits	653,228	642,786	10,442	1.6	626,639
Customer funds under management	996,678	1,007,804	(11,127)	(1.1)	968,987
Shareholders’ equity (1)	82,158	80,717	1,440	1.8	80,911
Total managed funds	1,406,578	1,418,018	(11,440)	(0.8)	1,387,740
Net interest income	6,652	7,763	(1,111)	(14.3)	29,923
Gross income	10,290	11,287	(997)	(8.8)	43,406
Pre-provision profit (net operating income)	5,294	6,244	(950)	(15.2)	23,422
Profit from continuing operations	1,508	1,836	(328)	(17.9)	6,167
Attributable profit to the Group	1,205	1,627	(422)	(25.9)	2,295
EPS, profitability and efficiency (%)
EPS (euro)	0.12	0.17	(0.06)	(33.0)	0.23
ROE	5.99	8.25			2.91
ROTE	8.63	12.16			4.28
ROA	0.48	0.58			0.25
RoRWA	1.08	1.29			0.56
Efficiency ratio (with amortisations)	48.6	44.7			46.0
Core capital ratio (BIS II) and NPL ratios (%)
Core capital (BIS II)	10.67	10.10			10.33
NPL ratio	4.76	3.98			4.54
NPL coverage	70.9	61.2			72.4
Market capitalisation and shares
Shares (millions at period-end)	10,539	9,077	1,462	16.1	10,321
Share price (euros)	5.242	5.770	(0.528)	(9.2)	6.100
Market capitalisation (EUR million)	55,244	52,373	2,870	5.5	62,959
Book value (1) (euro)	7.80	8.46			7.88
Price / Book value (X)	0.67	0.68			0.77
P/E ratio (X)	11.33	8.35			25.96
Other data
Number of shareholders	3,261,193	3,269,996	(8,803)	(0.3)	3,296,270
Number of employees	189,858	189,613	245	0.1	186,763
Number of branches	14,689	14,696	(7)	(0.0)	14,392
Information on ordinary profit
Attributable profit to the Group	1,205	1,627	(422)	(25.9)	5,341
EPS (euro)	0.12	0.17	(0.06)	(33.0)	0.55
ROE	5.99	8.25			6.78
ROTE	8.63	12.16			9.97
ROA	0.48	0.58			0.48
RoRWA	1.08	1.29			1.10
P/E ratio (X)	11.33	8.35			11.15
Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 23 2013, following a favourable report from the Audit and Compliance Committee on April, 17 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend

Income statement

EUR million

			Variation			Variation
	Q1 ’13	Q1 ’12	Amount	%	4T 12	Amount	%
Net interest income	6,652	7,763	(1,111)	(14.3)	7,100	(448)	(6.3)

Net fees	2,516	2,612	(96)	(3.7)	2,526	(10)	(0.4)
Gains (losses) on financial transactions	969	797	171	21.5	583	386	66.3
Other operating income	154	114	39	34.4	75	79	105.3
Dividends	59	61	(2)	(4.0)	80	(21)	(26.6)
Income from equity-accounted method	154	136	18	13.6	87	67	76.6
Other operating income/expenses	(59)	(83)	23	(28.3)	(93)	33	(36.1)

Gross income	10,290	11,287	(997)	(8.8)	10,283	7	0.1

Operating expenses	(4,996)	(5,043)	46	(0.9)	(4,939)	(57)	1.2
General administrative expenses	(4,428)	(4,519)	91	(2.0)	(4,396)	(32)	0.7
Personnel	(2,582)	(2,634)	52	(2.0)	(2,478)	(104)	4.2
Other general administrative expenses	(1,846)	(1,885)	40	(2.1)	(1,918)	72	(3.8)
Depreciation and amortisation	(569)	(524)	(45)	8.6	(543)	(25)	4.7

Net operating income	5,294	6,244	(950)	(15.2)	5,344	(50)	(0.9)

Net loan-loss provisions	(2,919)	(3,118)	199	(6.4)	(3,134)	216	(6.9)
Impairment losses on other assets	(110)	(83)	(27)	33.2	(592)	482	(81.4)
Other income	(261)	(487)	226	(46.4)	(105)	(156)	149.1

Ordinary profit before taxes	2,003	2,556	(553)	(21.6)	1,512	491	32.5

Tax on profit	(496)	(720)	224	(31.2)	(275)	(221)	80.3

Ordinary profit from continuing operations	1,508	1,836	(328)	(17.9)	1,237	270	21.8

Net profit from discontinued operations	—	17	(17)	(100.0)	20	(20)	(100.0)

Ordinary consolidated profit	1,508	1,853	(346)	(18.6)	1,257	250	19.9

Minority interests	303	227	76	33.7	234	69	29.6

Ordinary attributable profit to the Group	1,205	1,627	(422)	(25.9)	1,024	181	17.7

Net capital gains and provisions	—	—	—	—	(601)	601	(100.0)

Attributable profit to the Group	1,205	1,627	(422)	(25.9)	423	782	184.8

EPS (euros)	0.12	0.17	(0.06)	(33.0)	0.04	0.07	179.8

Diluted EPS (euros)	0.11	0.17	(0.06)	(32.9)	0.04	0.07	180.0

Pro memoria:
Average total assets	1,256,099	1,274,859	(18,760)	(1.5)	1,283,338	(27,239)	(2.1)
Average shareholders’ equity	80,515	78,894	1,620	2.1	79,288	1,226	1.5

Quarterly income statement

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Net interest income	7,763	7,622	7,438	7,100	6,652

Net fees	2,612	2,556	2,566	2,526	2,516
Gains (losses) on financial transactions	797	675	643	583	969
Other operating income	114	270	67	75	154
Dividends	61	216	66	80	59
Income from equity-accounted method	136	120	84	87	154
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)

Gross income	11,287	11,123	10,713	10,283	10,290

Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)

Net operating income	6,244	6,188	5,646	5,344	5,294

Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)
Other income	(487)	(381)	(475)	(105)	(261)

Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003

Tax on profit	(720)	(657)	(662)	(275)	(496)

Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508

Net profit from discontinued operations	17	11	22	20	—

Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508

Minority interests	227	237	198	234	303

Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205

Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—

Attributable profit to the Group	1,627	123	122	423	1,205

EPS (euros)	0.17	0.01	0.01	0.04	0.12

Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’13	Q1 ’12	31.03.13	31.12.12	31.03.12
US$	1.3203	1.3105	1.2805	1.3194	1.3356
Pound	0.8507	0.8344	0.8456	0.8161	0.8339
Brazilian real	2.6354	2.3156	2.5703	2.7036	2.4323
New Mexican peso	16.6946	17.0138	15.8146	17.1845	17.0222
Chilean peso	623.6565	640.4469	604.7161	631.7287	649.3019
Argentine peso	6.6161	5.6878	6.5576	6.4865	5.8366
Polish zloty	4.1556	4.2297	4.1804	4.0740	4.1522

Net fees

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Fees from services	1,462	1,495	(33)	(2.2)
Mutual & pension funds	272	302	(30)	(9.9)
Securities and custody	176	184	(8)	(4.1)
Insurance	605	631	(25)	(4.0)

Net fee income	2,516	2,612	(96)	(3.7)

Operating expenses

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Personnel expenses	2,582	2,634	(52)	(2.0)
General expenses	1,846	1,885	(40)	(2.1)
Information technology	247	238	8	3.5
Communications	163	164	(1)	(0.6)
Advertising	135	161	(26)	(16.1)
Buildings and premises	459	436	23	5.3
Printed and office material	42	45	(2)	(5.5)
Taxes (other than profit tax)	96	97	(1)	(1.0)
Other expenses	704	744	(41)	(5.5)

Personnel and general expenses	4,428	4,519	(91)	(2.0)

Depreciation and amortisation	569	524	45	8.6

Total operating expenses	4,996	5,043	(46)	(0.9)

Net loan-loss provisions

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Non performing loans	3,230	3,390	(160)	(4.7)
Country-risk	2	2	0	1.0
Recovery of written-off assets	(313)	(274)	(39)	14.2

Total	2,919	3,118	(199)	(6.4)

Balance sheet

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Assets
Cash on hand and deposits at central banks	79,202	111,943	(32,741)	(29.2)	118,488
Trading portfolio	184,803	174,223	10,580	6.1	177,917
Debt securities	49,703	53,235	(3,532)	(6.6)	43,101
Customer loans	13,089	13,300	(211)	(1.6)	9,162
Equities	5,294	5,304	(9)	(0.2)	5,492
Trading derivatives	105,391	95,495	9,896	10.4	110,319
Deposits from credit institutions	11,326	6,889	4,437	64.4	9,843
Other financial assets at fair value	44,972	20,358	24,614	120.9	28,356
Customer loans	13,821	12,116	1,705	14.1	13,936
Other (deposits at credit institutions, debt securities and	31,151	8,242	22,909	278.0	14,420
Available-for-sale financial assets	107,125	99,165	7,960	8.0	92,267
Debt securities	102,511	94,349	8,162	8.7	87,724
Equities	4,614	4,816	(202)	(4.2)	4,542
Loans	766,319	779,331	(13,012)	(1.7)	756,858
Deposits at credit institutions	61,898	52,924	8,974	17.0	53,785
Customer loans	696,904	719,533	(22,629)	(3.1)	696,013
Debt securities	7,517	6,874	644	9.4	7,059
Investments	4,729	4,685	43	0.9	4,453
Intangible assets and property and equipment	17,227	16,816	411	2.4	17,296
Goodwill	25,070	25,200	(131)	(0.5)	24,626
Other	52,253	51,117	1,136	2.2	49,338

Total assets	1,281,698	1,282,838	(1,140)	(0.1)	1,269,598

Liabilities and shareholders’ equity
Trading portfolio	154,089	149,125	4,964	3.3	143,241
Customer deposits	13,200	16,085	(2,885)	(17.9)	8,897
Marketable debt securities	1	74	(73)	(98.8)	1
Trading derivatives	105,624	96,889	8,734	9.0	109,743
Other	35,264	36,077	(813)	(2.3)	24,600
Other financial liabilities at fair value	59,422	47,490	11,932	25.1	45,418
Customer deposits	31,473	32,068	(595)	(1.9)	28,638
Marketable debt securities	5,650	5,247	403	7.7	4,904
Due to central banks and credit institutions	22,298	10,174	12,124	119.2	11,876
Financial liabilities at amortized cost	943,057	964,252	(21,195)	(2.2)	959,321
Due to central banks and credit institutions	103,375	124,780	(21,405)	(17.2)	131,670
Customer deposits	608,555	594,633	13,922	2.3	589,104
Marketable debt securities	195,091	201,697	(6,607)	(3.3)	201,064
Subordinated debt	17,828	22,821	(4,992)	(21.9)	18,238
Other financial liabilities	18,208	20,321	(2,113)	(10.4)	19,245
Insurance liabilities	1,263	717	545	76.0	1,425
Provisions	16,021	17,206	(1,185)	(6.9)	16,148
Other liability accounts	23,305	21,914	1,391	6.3	22,771

Total liabilities	1,197,157	1,200,705	(3,548)	(0.3)	1,188,324

Shareholders’ equity	82,158	80,717	1,440	1.8	81,333
Capital stock	5,269	4,538	731	16.1	5,161
Reserves	75,683	74,552	1,131	1.5	74,528
Attributable profit to the Group	1,205	1,627	(422)	(25.9)	2,295
Less: dividends	—	—	—	—	(650)
Equity adjustments by valuation	(9,013)	(6,831)	(2,182)	31.9	(9,474)
Minority interests	11,397	8,247	3,150	38.2	9,415

Total equity	84,542	82,134	2,408	2.9	81,275

Total liabilities and equity	1,281,698	1,282,838	(1,140)	(0.1)	1,269,598

Balance sheet

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Assets
Cash on hand and deposits at central banks	111,943	86,719	95,979	118,488	79,202
Trading portfolio	174,223	196,487	199,727	177,917	184,803
Debt securities	53,235	48,477	41,521	43,101	49,703
Customer loans	13,300	22,688	20,639	9,162	13,089
Equities	5,304	4,769	5,097	5,492	5,294
Trading derivatives	95,495	112,303	122,472	110,319	105,391
Deposits from credit institutions	6,889	8,250	9,998	9,843	11,326
Other financial assets at fair value	20,358	27,776	29,150	28,356	44,972
Customer loans	12,116	18,716	15,788	13,936	13,821
Other (deposits at credit institutions, debt securities and	8,242	9,061	13,361	14,420	31,151
Available-for-sale financial assets	99,165	97,647	97,189	92,267	107,125
Debt securities	94,349	93,111	92,803	87,724	102,511
Equities	4,816	4,536	4,386	4,542	4,614
Loans	779,331	787,159	781,509	756,858	766,319
Deposits at credit institutions	52,924	57,340	58,649	53,785	61,898
Customer loans	719,533	723,364	716,253	696,013	696,904
Debt securities	6,874	6,454	6,607	7,059	7,517
Investments	4,685	4,730	4,676	4,453	4,729
Intangible assets and property and equipment	16,816	16,474	17,055	17,296	17,227
Goodwill	25,200	25,136	25,178	24,626	25,070
Other	51,117	49,924	49,543	49,338	52,253

Total assets	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698

Liabilities and shareholders’ equity
Trading portfolio	149,125	161,487	172,388	143,241	154,089
Customer deposits	16,085	28,765	23,086	8,897	13,200
Marketable debt securities	74	94	122	1	1
Trading derivatives	96,889	110,958	123,459	109,743	105,624
Other	36,077	21,669	25,721	24,600	35,264
Other financial liabilities at fair value	47,490	38,757	42,259	45,418	59,422
Customer deposits	32,068	23,974	22,788	28,638	31,473
Marketable debt securities	5,247	6,168	6,769	4,904	5,650
Deposits at credit institutions	10,174	8,615	12,702	11,876	22,298
Financial liabilities at amortized cost	964,252	973,084	961,851	959,321	943,057
Due to central banks and credit institutions	124,780	138,200	138,261	131,670	103,375
Customer deposits	594,633	591,269	584,199	589,104	608,555
Marketable debt securities	201,697	202,303	199,256	201,064	195,091
Subordinated debt	22,821	22,408	19,090	18,238	17,828
Other financial liabilities	20,321	18,905	21,044	19,245	18,208
Insurance liabilities	717	425	1,129	1,425	1,263
Provisions	17,206	16,451	15,952	16,148	16,021
Other liability accounts	21,914	22,026	24,039	22,771	23,305

Total liabilities	1,200,705	1,212,229	1,217,618	1,188,324	1,197,157

Shareholders’ equity	80,717	80,696	81,281	81,333	82,158
Capital stock	4,538	4,718	4,949	5,161	5,269
Reserves	74,552	74,229	74,862	74,528	75,683
Attributable profit to the Group	1,627	1,749	1,872	2,295	1,205
Less: dividends	—	—	(401)	(650)	—
Equity adjustments by valuation	(6,831)	(8,944)	(8,561)	(9,474)	(9,013)
Minority interests	8,247	8,071	9,667	9,415	11,397

Total equity	82,134	79,823	82,388	81,275	84,542

Total liabilities and equity	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698

Customer loans

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Spanish Public sector	17,561	12,801	4,760	37.2	16,884
Other residents	178,460	193,462	(15,001)	(7.8)	183,130
Commercial bills	8,007	8,790	(784)	(8.9)	8,699
Secured loans	101,863	110,731	(8,868)	(8.0)	103,890
Other loans	68,590	73,940	(5,350)	(7.2)	70,540
Non-resident sector	553,946	557,803	(3,856)	(0.7)	544,520
Secured loans	340,486	343,492	(3,006)	(0.9)	339,519
Other loans	213,461	214,311	(850)	(0.4)	205,000

Gross customer loans	749,967	764,065	(14,098)	(1.8)	744,534

Loan-loss allowances	26,154	19,116	7,038	36.8	25,422

Net customer loans	723,814	744,950	(21,136)	(2.8)	719,112

Pro memoria: Doubtful loans	37,138	31,812	5,326	16.7	35,301
Public sector	103	139	(36)	(25.8)	121
Other residents	16,613	14,613	1,999	13.7	16,025
Non-resident sector	20,422	17,060	3,363	19.7	19,156

Customer loans

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Spanish Public sector	12,801	17,959	17,738	16,884	17,561
Other residents	193,462	188,897	188,392	183,130	178,460
Commercial bills	8,790	9,081	8,567	8,699	8,007
Secured loans	110,731	108,305	106,295	103,890	101,863
Other loans	73,940	71,511	73,530	70,540	68,590
Non-resident sector	557,803	579,259	570,722	544,520	553,946
Secured loans	343,492	350,186	350,418	339,519	340,486
Other loans	214,311	229,073	220,304	205,000	213,461

Gross customer loans	764,065	786,114	776,852	744,534	749,967

Loan-loss allowances	19,116	21,346	24,172	25,422	26,154

Net customer loans	744,950	764,768	752,680	719,112	723,814

Pro memoria: Doubtful loans	31,812	33,499	34,872	35,301	37,138
Public sector	139	133	103	121	103
Other residents	14,613	15,104	15,767	16,025	16,613
Non-resident sector	17,060	18,262	19,003	19,156	20,422

Credit risk management *

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Non-performing loans	38,051	32,534	5,517	17.0	36,061
NPL ratio (%)	4.76	3.98	0.78p.		4.54
Loan-loss allowances	26,966	19,914	7,052	35.4	26,111
Specific	22,565	15,738	6,827	43.4	21,793
Generic	4,401	4,176	225	5.4	4,319
NPL coverage (%)	70.9	61.2	9.7 p.		72.4
Credit cost (%) **	1.50	1.47	0.03p.		2.15

*	Excluding country-risk
**	Net specific allowance / computable assets
Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Non-performing loans	32,534	34,339	35,802	36,061	38,051
NPL ratio (%)	3.98	4.11	4.34	4.54	4.76
Loan-loss allowances	19,914	22,080	24,889	26,111	26,966
Specific	15,738	17,886	20,741	21,793	22,565
Generic	4,176	4,194	4,149	4,319	4,401
NPL coverage (%)	61.2	64.3	69.5	72.4	70.9
Credit cost (%) **	1.47	2.76	2.48	2.15	1.50

*	Excluding country-risk
**	Net specific allowance / computable assets

Non-performing loans by quarter

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061
Net additions	3,615	5,425	3,815	3,682	3,798
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743
Exchange differences	41	(67)	(36)	(430)	278
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)

Balance at period-end	32,534	34,339	35,802	36,061	38,051

Customer funds under management

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Resident public sector	13,198	10,925	2,273	20.8	8,487
Other residents	164,090	137,134	26,956	19.7	157,011
Demand deposits	73,015	67,382	5,633	8.4	71,526
Time deposits	82,772	60,511	22,261	36.8	75,414
Other	8,302	9,241	(938)	(10.2)	10,071
Non-resident sector	475,940	494,727	(18,787)	(3.8)	461,141
Demand deposits	238,130	224,318	13,812	6.2	228,698
Time deposits	176,979	194,764	(17,785)	(9.1)	179,503
Other	60,831	75,645	(14,814)	(19.6)	52,940

Customer deposits	653,228	642,786	10,442	1.6	626,639

Debt securities*	200,742	207,018	(6,277)	(3.0)	205,969
Subordinated debt	17,828	22,821	(4,992)	(21.9)	18,238

On-balance-sheet customer funds	871,798	872,625	(827)	(0.1)	850,846

Mutual funds	93,773	105,914	(12,142)	(11.5)	89,176
Pension funds	10,181	9,765	416	4.3	10,076
Managed portfolios	20,926	19,500	1,426	7.3	18,889

Other customer funds under management	124,880	135,179	(10,299)	(7.6)	118,141

Customer funds under management	996,678	1,007,804	(11,127)	(1.1)	968,987

*	Including retail commercial paper (EUR million): 10,153 in March 2013, 8,346 in March 2012 and 11,536 in December 2012

Mutual funds

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Spain	23,580	27,292	(3,712)	(13.6)	23,093
Portugal	1,437	1,809	(372)	(20.6)	1,544
Poland	2,428	2,059	369	17.9	2,443
United Kingdom	12,638	15,674	(3,036)	(19.4)	13,919
Latin America	53,690	59,080	(5,391)	(9.1)	48,178

Total	93,773	105,914	(12,142)	(11.5)	89,176

Pension funds

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Spain	9,401	8,983	418	4.7	9,289
Portugal	780	782	(2)	(0.2)	787

Total	10,181	9,765	416	4.3	10,076

Customer funds under management

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Resident public sector	10,925	7,334	7,277	8,487	13,198
Other residents	137,134	147,886	145,147	157,011	164,090
Demand deposits	67,382	72,016	68,863	71,526	73,015
Time deposits	60,511	61,424	62,440	75,414	82,772
Other	9,241	14,445	13,844	10,071	8,302
Non-resident sector	494,727	488,789	477,649	461,141	475,940
Demand deposits	224,318	223,221	231,458	228,698	238,130
Time deposits	194,764	185,528	182,822	179,503	176,979
Other	75,645	80,040	63,369	52,940	60,831

Customer deposits	642,786	644,009	630,072	626,639	653,228

Debt securities*	207,018	208,565	206,147	205,969	200,742
Subordinated debt	22,821	22,408	19,090	18,238	17,828

On-balance-sheet customer funds	872,625	874,981	855,310	850,846	871,798

Mutual funds	105,914	97,683	93,745	89,176	93,773
Pension funds	9,765	9,436	9,699	10,076	10,181
Managed portfolios	19,500	18,064	18,184	18,889	20,926

Other customer funds under management	135,179	125,184	121,628	118,141	124,880

Customer funds under management	1,007,804	1,000,165	976,938	968,987	996,678

*	Including retail commercial paper (in EUR million): 8,346 in March 2012, 9,803 in June 2012, 12,535 in September 2012, 11,536 in December 2012 and 10,153 in March 2013

Mutual funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Spain	27,292	24,060	23,730	23,093	23,580
Portugal	1,809	1,441	1,611	1,544	1,437
Poland	2,059	2,059	2,188	2,443	2,428
United Kingdom	15,674	16,110	16,243	13,919	12,638
Latin America	59,080	54,013	49,972	48,178	53,690

Total	105,914	97,683	93,745	89,176	93,773

Pension funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Spain	8,983	8,680	8,935	9,289	9,401
Portugal	782	757	764	787	780

Total	9,765	9,436	9,699	10,076	10,181

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Capital stock	5,269	4,538	731	16.1	5,161
Additional paid-in surplus	37,281	31,172	6,109	19.6	37,302
Reserves	38,442	43,558	(5,117)	(11.7)	37,513
Treasury stock	(39)	(178)	138	(77.8)	(287)

Shareholders’ equity (before profit and dividends)	80,953	79,091	1,862	2.4	79,689

Attributable profit	1,205	1,627	(422)	(25.9)	2,295
Interim dividend distributed	—	—	—	—	(650)
Interim dividend not distributed (1)	—	—	—	—	(423)

Shareholders’ equity (after retained profit)	82,158	80,717	1,440	1.8	80,911

Valuation adjustments	(9,013)	(6,831)	(2,182)	31.9	(9,474)
Minority interests	11,397	8,247	3,150	38.2	9,415

Total equity (after retained profit)	84,542	82,134	2,408	2.9	80,852

Preferred shares and securities in subordinated debt	4,755	5,639	(883)	(15.7)	4,740

Total equity and capital with the nature of financial liabilities	89,297	87,772	1,524	1.7	85,592

(1)	In 31.12.12, estimated data of May 2013 scrip dividend

Computable capital and BIS II ratio

EUR million

			Variation
	31.03.13	31.03.12	Amount	%	31.12.12
Core capital	60,623	57,567	3,056	5.3	57,558
Basic capital	65,313	63,031	2,282	3.6	62,234
Supplementary capital	11,755	15,173	(3,418)	(22.5)	11,981
Deductions	(1,231)	(1,205)	(26)	2.1	(1,279)

Computable capital	75,837	76,999	(1,161)	(1.5)	72,936

Risk-weighted assets	568,155	570,239	(2,084)	(0.4)	557,030

BIS II ratio	13.35	13.50	(0.15 p. )		13.09

Tier I (before deductions)	11.50	11.05	0.45 p.		11.17

Core capital	10.67	10.10	0.57 p.		10.33

Shareholders’ equity surplus (BIS II ratio)	30,385	31,380	(995)	(3.2)	28,374

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	Q1 ’13	Q1 ’12	Var (%)	Q1 ’13	Q1 ’12	Var (%)	Q1 ’13	Q1 ’12	Q1 ’13	Q1 ’12
Income statement (EUR million)
Continental Europe	1,530	1,853	(17.4)	307	421	(27.1)	52.2	46.6	4.06	5.38

o/w: Spain	853	1,074	(20.6)	207	202	2.5	53.0	47.4	6.78	5.75
Portugal	107	191	(44.0)	21	32	(34.3)	53.7	39.8	3.34	5.02
Poland	160	113	41.4	70	73	(3.1)	49.6	48.0	14.11	17.00
Santander Consumer Finance	425	472	(9.9)	176	206	(14.4)	45.2	41.7	6.24	7.73

United Kingdom	486	641	(24.3)	224	291	(23.0)	57.5	50.8	6.84	9.00

Latin America	3,474	3,861	(10.0)	988	1,207	(18.2)	38.7	37.5	16.06	20.70

o/w: Brazil	2,426	2,816	(13.8)	499	641	(22.3)	36.0	35.3	14.26	20.26
Mexico	474	426	11.2	241	294	(18.0)	38.9	37.1	23.98	26.88
Chile	320	349	(8.5)	103	131	(21.0)	42.3	38.1	15.93	21.30

USA	311	385	(19.2)	233	238	(2.4)	48.8	42.0	16.17	19.17

Operating areas	5,800	6,740	(13.9)	1,752	2,158	(18.8)	45.4	42.0	9.50	11.90

Corporate Activities	(18)	(29)	(37.3)	(547)	(531)	3.0

Total Group	5,294	6,244	(15.2)	1,205	1,627	(25.9)	48.6	44.7	5.99	8.25

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.03.13	31.03.12	Var (%)	31.03.13	31.03.12	Var (%)	31.03.13	31.03.12	31.03.13	31.03.12
Activity (EUR million)
Continental Europe	287,195	300,611	(4.5)	272,222	250,037	8.9	6.62	5.41	71.0	54.1

o/w: Spain	176,462	183,368	(3.8)	197,464	175,903	12.3	4.12	3.35	50.3	49.4
Portugal	25,518	27,808	(8.2)	23,703	23,321	1.6	6.88	4.59	52.9	57.6
Poland	16,188	9,106	77.8	17,794	10,028	77.4	7.39	4.74	67.6	66.3
Santander Consumer Finance	56,241	56,306	(0.1)	31,496	33,180	(5.1)	3.98	4.05	108.7	108.3

United Kingdom	242,425	259,637	(6.6)	194,378	191,727	1.4	2.03	1.82	42.1	37.5

Latin America	148,965	141,411	5.3	144,487	143,065	1.0	5.44	4.67	86.7	91.6

o/w: Brazil	77,918	78,083	(0.2)	75,162	76,352	(1.6)	6.90	5.76	90.4	90.0
Mexico	23,279	19,146	21.6	27,387	26,120	4.8	1.92	1.61	157.1	194.9
Chile	31,615	27,257	16.0	23,224	20,547	13.0	5.51	4.52	53.9	68.3

USA	42,032	40,030	5.0	39,575	37,828	4.6	2.23	2.46	102.8	107.4

Operating areas	720,616	741,689	(2.8)	650,661	622,657	4.5	4.71	3.95	71.8	62.1

Total Group	723,814	744,950	(2.8)	653,228	642,786	1.6	4.76	3.98	70.9	61.2

	Employees		Branches
	31.03.13	31.03.12	31.03.13	31.03.12
Operating means
Continental Europe	61,853	58,271	6,783	6,558

o/w: Spain	29,609	30,054	4,611	4,690
Portugal	5,662	5,763	658	694
Poland	12,852	9,203	877	526
Santander Consumer Finance	12,354	11,907	626	637

United Kingdom	26,052	27,499	1,190	1,363

Latin America	90,044	92,317	5,997	6,053

o/w: Brazil	53,215	54,893	3,727	3,776
Mexico	14,065	13,045	1,193	1,125
Chile	12,314	12,225	495	499

USA	9,543	9,170	719	722

Operating areas	187,492	187,257	14,689	14,696

Corporate Activities	2,366	2,356

Total Group	189,858	189,613	14,689	14,696

Operating areas

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	7,232	8,216	(984)	(12.0)

Net fees	2,530	2,625	(96)	(3.6)
Gains (losses) on financial transactions	738	698	39	5.6
Other operating income*	119	72	47	64.4

Gross income	10,618	11,612	(994)	(8.6)

Operating expenses	(4,818)	(4,872)	54	(1.1)
General administrative expenses	(4,268)	(4,377)	110	(2.5)
Personnel	(2,517)	(2,567)	50	(1.9)
Other general administrative expenses	(1,750)	(1,810)	60	(3.3)
Depreciation and amortisation	(550)	(494)	(56)	11.3

Net operating income	5,800	6,740	(940)	(13.9)

Net loan-loss provisions	(2,889)	(3,113)	224	(7.2)
Other income	(306)	(509)	204	(40.0)

Ordinary profit before taxes	2,605	3,118	(512)	(16.4)

Tax on profit	(550)	(723)	173	(23.9)

Ordinary profit from continuing operations	2,055	2,394	(339)	(14.2)

Net profit from discontinued operations	—	17	(17)	(100.0)

Ordinary consolidated profit	2,055	2,412	(357)	(14.8)

Minority interests	303	254	49	19.5

Ordinary attributable profit to the Group	1,752	2,158	(406)	(18.8)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	1,752	2,158	(406)	(18.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	720,616	741,689	(21,073)	(2.8)
Trading portfolio (w/o loans)	154,901	146,916	7,986	5.4
Available-for-sale financial assets	89,676	94,145	(4,469)	(4.7)
Due from credit institutions**	121,064	88,335	32,729	37.1
Intangible assets and property and equipment	13,320	12,686	634	5.0
Other assets	124,272	129,285	(5,013)	(3.9)

Total assets/liabilities & shareholders’ equity	1,223,849	1,213,055	10,794	0.9

Customer deposits**	650,661	622,657	28,004	4.5
Marketable debt securities**	121,062	120,102	960	0.8
Subordinated debt**	13,358	16,581	(3,223)	(19.4)
Insurance liabilities	1,263	717	545	76.0
Due to credit institutions**	154,347	163,361	(9,013)	(5.5)
Other liabilities	206,836	216,007	(9,171)	(4.2)
Shareholders’ equity***	76,323	73,630	2,694	3.7

Other customer funds under management	124,885	135,179	(10,294)	(7.6)

Mutual funds	93,772	105,914	(12,143)	(11.5)
Pension funds	10,188	9,765	423	4.3
Managed portfolios	20,926	19,500	1,426	7.3

Customer funds under management	909,965	894,519	15,446	1.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE**	9.50	11.90	(2.40 p.	)
Efficiency ratio (with amortisations)	45.4	42.0	3.4p.
NPL ratio	4.71	3.95	0.76p.
NPL coverage	71.8	62.1	9.7p.
Number of employees	187,492	187,257	235		0.1
Number of branches	14,689	14,696	(7)		(0.0)

Operating areas

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	8,216	8,063	7,958	7,528	7,232

Net fees	2,625	2,559	2,575	2,531	2,530
Gains (losses) on financial transactions	698	449	453	382	738
Other operating income*	72	236	7	60	119

Gross income	11,612	11,307	10,993	10,501	10,618

Operating expenses	(4,872)	(4,779)	(4,918)	(4,885)	(4,818)
General administrative expenses	(4,377)	(4,286)	(4,368)	(4,360)	(4,268)
Personnel	(2,567)	(2,528)	(2,590)	(2,518)	(2,517)
Other general administrative expenses	(1,810)	(1,758)	(1,778)	(1,841)	(1,750)
Depreciation and amortisation	(494)	(493)	(550)	(525)	(550)

Net operating income	6,740	6,528	6,075	5,616	5,800

Net loan-loss provisions	(3,113)	(3,405)	(2,957)	(3,080)	(2,889)
Other income	(509)	(496)	(482)	(258)	(306)

Ordinary profit before taxes	3,118	2,627	2,636	2,277	2,605

Tax on profit	(723)	(593)	(630)	(401)	(550)

Ordinary profit from continuing operations	2,394	2,034	2,006	1,876	2,055

Net profit from discontinued operations	17	11	22	20	—

Ordinary consolidated profit	2,412	2,045	2,028	1,896	2,055

Minority interests	254	221	186	253	303

Ordinary attributable profit to the Group	2,158	1,823	1,841	1,643	1,752

Net capital gains and provisions	—	(1,986)	(1,386)	(657)	—

Attributable profit to the Group	2,158	(163)	455	986	1,752

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	741,689	760,087	745,218	714,004	720,616
Trading portfolio (w/o loans)	146,916	157,634	159,370	154,847	154,901
Available-for-sale financial assets	94,145	94,048	90,852	83,317	89,676
Due from credit institutions**	88,335	86,724	97,932	93,657	121,064
Intangible assets and property and equipment	12,686	12,484	12,838	13,309	13,320
Other assets	129,285	125,176	128,431	127,773	124,272

Total assets/liabilities & shareholders’ equity	1,213,055	1,236,154	1,234,640	1,186,907	1,223,849

Customer deposits**	622,657	630,975	626,922	623,487	650,661
Marketable debt securities**	120,102	126,207	124,416	123,965	121,062
Subordinated debt**	16,581	17,064	14,202	13,372	13,358
Insurance liabilities	717	425	1,129	1,425	1,263
Due to credit institutions**	163,361	154,713	159,153	153,842	154,347
Other liabilities	216,007	234,384	238,217	201,043	206,836
Shareholders’ equity***	73,630	72,388	70,602	69,773	76,323

Other customer funds under management	135,179	125,184	121,628	118,141	124,885

Mutual funds	105,914	97,683	93,745	89,176	93,772
Pension funds	9,765	9,436	9,699	10,076	10,188
Managed portfolios	19,500	18,064	18,184	18,889	20,926

Customer funds under management	894,519	899,429	887,168	878,965	909,965

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.95	4.09	4.33	4.53	4.71
NPL coverage	62.1	64.8	71.3	73.3	71.8

Continental Europe

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	2,005	2,236	(231)	(10.3)

Net fees	911	921	(10)	(1.1)
Gains (losses) on financial transactions	265	282	(17)	(6.2)
Other operating income*	18	32	(14)	(44.5)

Gross income	3,198	3,470	(273)	(7.9)

Operating expenses	(1,668)	(1,618)	(50)	3.1
General administrative expenses	(1,485)	(1,455)	(29)	2.0
Personnel	(906)	(874)	(33)	3.7
Other general administrative expenses	(578)	(582)	3	(0.6)
Depreciation and amortisation	(183)	(162)	(21)	12.9

Net operating income	1,530	1,853	(323)	(17.4)

Net loan-loss provisions	(901)	(1,095)	194	(17.7)
Other income	(192)	(179)	(13)	7.2

Ordinary profit before taxes	437	579	(142)	(24.5)

Tax on profit	(100)	(144)	43	(30.1)

Ordinary profit from continuing operations	336	435	(99)	(22.7)

Net profit from discontinued operations	—	1	(1)	(100.0)

Ordinary consolidated profit	336	436	(99)	(22.8)

Minority interests	29	14	15	103.1

Ordinary attributable profit to the Group	307	421	(114)	(27.1)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	307	421	(114)	(27.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	287,195	300,611	(13,416)	(4.5)
Trading portfolio (w/o loans)	84,960	78,957	6,003	7.6
Available-for-sale financial assets	45,439	54,792	(9,353)	(17.1)
Due from credit institutions**	63,313	44,508	18,805	42.3
Intangible assets and property and equipment	5,815	5,566	249	4.5
Other assets	23,082	27,108	(4,027)	(14.9)

Total assets/liabilities & shareholders’ equity	509,803	511,542	(1,739)	(0.3)

Customer deposits**	272,222	250,037	22,185	8.9
Marketable debt securities**	19,990	19,051	940	4.9
Subordinated debt**	351	175	176	101.0
Insurance liabilities	1,263	717	545	76.0
Due to credit institutions**	75,019	74,185	834	1.1
Other liabilities	110,675	135,505	(24,831)	(18.3)
Shareholders’ equity***	30,284	31,872	(1,589)	(5.0)

Other customer funds under management	43,958	46,320	(2,361)	(5.1)

Mutual funds	27,444	31,160	(3,716)	(11.9)
Pension funds	10,188	9,765	423	4.3
Managed portfolios	6,327	5,395	932	17.3

Customer funds under management	336,522	315,582	20,940	6.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	4.06	5.38	(1.33 p.	)
Efficiency ratio (with amortisations)	52.2	46.6	5.5p.
NPL ratio	6.62	5.41	1.21p.
NPL coverage	71.0	54.1	16.9p.
Number of employees	61,853	58,271	3,582		6.1
Number of branches	6,783	6,558	225		3.4

Continental Europe

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	2,236	2,260	2,262	2,097	2,005

Net fees	921	952	896	855	911
Gains (losses) on financial transactions	282	(53)	24	52	265
Other operating income*	32	173	(35)	13	18

Gross income	3,470	3,332	3,147	3,018	3,198

Operating expenses	(1,618)	(1,602)	(1,625)	(1,613)	(1,668)
General administrative expenses	(1,455)	(1,440)	(1,455)	(1,439)	(1,485)
Personnel	(874)	(877)	(886)	(861)	(906)
Other general administrative expenses	(582)	(563)	(570)	(577)	(578)
Depreciation and amortisation	(162)	(162)	(169)	(174)	(183)

Net operating income	1,853	1,730	1,522	1,405	1,530

Net loan-loss provisions	(1,095)	(1,087)	(866)	(1,056)	(901)
Other income	(179)	(175)	(73)	(147)	(192)

Ordinary profit before taxes	579	469	583	202	437

Tax on profit	(144)	(101)	(152)	(16)	(100)

Ordinary profit from continuing operations	435	369	431	186	336

Net profit from discontinued operations	1	(4)	1	(5)	—

Ordinary consolidated profit	436	365	432	181	336

Minority interests	14	13	13	8	29

Ordinary attributable profit to the Group	421	351	419	173	307

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—

Attributable profit to the Group	421	(1,635)	(1,048)	(484)	307

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	300,611	301,663	290,909	283,427	287,195
Trading portfolio (w/o loans)	78,957	84,927	88,244	87,992	84,960
Available-for-sale financial assets	54,792	51,296	46,720	38,309	45,439
Due from credit institutions**	44,508	45,421	48,776	49,020	63,313
Intangible assets and property and equipment	5,566	5,476	5,457	5,697	5,815
Other assets	27,108	23,499	22,952	30,827	23,082

Total assets/liabilities & shareholders’ equity	511,542	512,281	503,058	495,272	509,803

Customer deposits**	250,037	245,255	239,961	256,154	272,222
Marketable debt securities**	19,051	19,112	21,100	21,119	19,990
Subordinated debt**	175	180	128	118	351
Insurance liabilities	717	425	1,129	1,425	1,263
Due to credit institutions**	74,185	66,743	71,151	78,177	75,019
Other liabilities	135,505	149,289	138,726	107,245	110,675
Shareholders’ equity***	31,872	31,278	30,862	31,034	30,284

Other customer funds under management	46,320	42,375	42,945	43,391	43,958

Mutual funds	31,160	27,560	27,529	27,080	27,444
Pension funds	9,765	9,436	9,699	10,076	10,188
Managed portfolios	5,395	5,378	5,717	6,236	6,327

Customer funds under management	315,582	306,922	304,133	320,783	336,522

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	5.41	5.67	6.07	6.29	6.62
NPL coverage	54.1	58.9	68.4	73.0	71.0

Spain

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	1,078	1,297	(219)	(16.9)

Net fees	501	510	(9)	(1.8)
Gains (losses) on financial transactions	206	203	3	1.3
Other operating income*	30	32	(3)	(8.1)

Gross income	1,815	2,043	(228)	(11.2)

Operating expenses	(962)	(969)	7	(0.7)
General administrative expenses	(869)	(877)	8	(0.9)
Personnel	(554)	(559)	5	(0.9)
Other general administrative expenses	(315)	(318)	3	(0.9)
Depreciation and amortisation	(93)	(92)	(1)	0.8

Net operating income	853	1,074	(221)	(20.6)

Net loan-loss provisions	(516)	(724)	208	(28.7)
Other income	(36)	(55)	19	(35.1)

Profit before taxes	301	295	6	2.1

Tax on profit	(93)	(91)	(2)	2.2

Profit from continuing operations	208	204	4	2.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	208	204	4	2.0

Minority interests	1	2	(1)	(48.5)

Attributable profit to the Group	207	202	5	2.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	176,462	183,368	(6,906)	(3.8)
Trading portfolio (w/o loans)	73,971	70,072	3,899	5.6
Available-for-sale financial assets	33,300	43,328	(10,028)	(23.1)
Due from credit institutions**	37,817	19,404	18,413	94.9
Intangible assets and property and equipment	4,185	4,086	100	2.4
Other assets	5,330	10,387	(5,057)	(48.7)

Total assets/liabilities & shareholders’ equity	331,065	330,644	421	0.1

Customer deposits**	197,464	175,903	21,561	12.3
Marketable debt securities**	10,153	8,347	1,806	21.6
Subordinated debt**	7	7	0	3.9
Insurance liabilities	708	511	197	38.6
Due to credit institutions**	21,435	25,381	(3,946)	(15.5)
Other liabilities	89,129	106,486	(17,357)	(16.3)
Shareholders’ equity***	12,170	14,010	(1,840)	(13.1)

Other customer funds under management	37,065	40,486	(3,421)	(8.5)

Mutual funds	23,417	27,123	(3,706)	(13.7)
Pension funds	9,403	8,978	425	4.7
Managed portfolios	4,245	4,385	(140)	(3.2)

Customer funds under management	244,689	224,743	19,946	8.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	6.78	5.75	1.03 p.
Efficiency ratio (with amortisations)	53.0	47.4	5.6 p.
NPL ratio	4.12	3.35	0.77 p.
NPL coverage	50.3	49.4	0.9 p.
Number of employees	29,609	30,054	(445)	(1.5)
Number of branches	4,611	4,690	(79)	(1.7)

Spain

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	1,297	1,347	1,337	1,187	1,078

Net fees	510	534	504	502	501
Gains (losses) on financial transactions	203	(75)	68	19	206
Other operating income*	32	156	10	50	30

Gross income	2,043	1,961	1,919	1,758	1,815

Operating expenses	(969)	(954)	(963)	(937)	(962)
General administrative expenses	(877)	(863)	(869)	(848)	(869)
Personnel	(559)	(555)	(559)	(534)	(554)
Other general administrative expenses	(318)	(308)	(309)	(314)	(315)
Depreciation and amortisation	(92)	(91)	(94)	(88)	(93)

Net operating income	1,074	1,008	956	821	853

Net loan-loss provisions	(724)	(670)	(466)	(613)	(516)
Other income	(55)	(46)	7	(34)	(36)

Profit before taxes	295	291	496	175	301

Tax on profit	(91)	(90)	(153)	(60)	(93)

Profit from continuing operations	204	202	343	115	208

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	204	202	343	115	208

Minority interests	2	0	1	(1)	1

Attributable profit to the Group	202	201	342	116	207

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	183,368	186,509	180,506	178,426	176,462
Trading portfolio (w/o loans)	70,072	75,542	79,415	78,456	73,971
Available-for-sale financial assets	43,328	40,983	36,427	29,681	33,300
Due from credit institutions**	19,404	25,702	23,269	24,784	37,817
Intangible assets and property and equipment	4,086	4,019	3,980	4,160	4,185
Other assets	10,387	7,827	7,243	13,238	5,330

Total assets/liabilities & shareholders’ equity	330,644	340,581	330,839	328,746	331,065

Customer deposits**	175,903	174,552	169,335	187,261	197,464
Marketable debt securities**	8,347	9,805	12,537	11,538	10,153
Subordinated debt**	7	8	8	8	7
Insurance liabilities	511	144	723	963	708
Due to credit institutions**	25,381	18,794	19,019	28,411	21,435
Other liabilities	106,486	123,535	115,788	87,066	89,129
Shareholders’ equity***	14,010	13,744	13,429	13,499	12,170

Other customer funds under management	40,486	35,954	36,249	36,122	37,065

Mutual funds	27,123	23,892	23,561	22,926	23,417
Pension funds	8,978	8,675	8,931	9,285	9,403
Managed portfolios	4,385	3,387	3,757	3,911	4,245

Customer funds under management	224,743	220,318	218,129	234,928	244,689

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.35	3.26	3.64	3.84	4.12
NPL coverage	49.4	43.6	45.7	50.0	50.3

Spread (Retail Banking)	2.39	2.48	2.65	2.42	2.33

Spread loans	2.06	2.24	2.43	2.51	2.61
Spread deposits	0.33	0.24	0.22	(0.09)	(0.28)

Portugal

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	117	147	(30)	(20.6)

Net fees	85	90	(6)	(6.3)
Gains (losses) on financial transactions	23	70	(47)	(67.0)
Other operating income*	6	10	(4)	(36.3)

Gross income	231	318	(87)	(27.3)

Operating expenses	(124)	(126)	2	(1.9)
General administrative expenses	(104)	(106)	2	(1.7)
Personnel	(75)	(76)	1	(1.6)
Other general administrative expenses	(29)	(30)	1	(2.1)
Depreciation and amortisation	(20)	(20)	1	(2.7)

Net operating income	107	191	(84)	(44.0)

Net loan-loss provisions	(64)	(131)	68	(51.5)
Other income	(13)	(16)	3	(20.2)

Profit before taxes	31	44	(13)	(30.4)

Tax on profit	(10)	(12)	3	(21.0)

Profit from continuing operations	21	32	(11)	(34.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	21	32	(11)	(34.0)

Minority interests	0	(0)	0	—

Attributable profit to the Group	21	32	(11)	(34.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	25,518	27,808	(2,290)	(8.2)
Trading portfolio (w/o loans)	1,905	1,672	233	13.9
Available-for-sale financial assets	4,675	5,295	(620)	(11.7)
Due from credit institutions**	3,447	2,200	1,247	56.7
Intangible assets and property and equipment	392	439	(46)	(10.5)
Other assets	6,198	6,196	2	0.0

Total assets/liabilities & shareholders’ equity	42,136	43,609	(1,473)	(3.4)

Customer deposits**	23,703	23,321	382	1.6
Marketable debt securities**	3,411	4,734	(1,322)	(27.9)
Subordinated debt**	0	(0)	0	—
Insurance liabilities	88	70	18	25.6
Due to credit institutions**	12,203	13,198	(995)	(7.5)
Other liabilities	180	(285)	465	—
Shareholders’ equity***	2,550	2,571	(21)	(0.8)

Other customer funds under management	2,316	2,654	(338)	(12.7)

Mutual funds	1,437	1,809	(372)	(20.6)
Pension funds	780	782	(2)	(0.2)
Managed portfolios	99	63	36	57.4

Customer funds under management	29,430	30,708	(1,278)	(4.2)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	3.34	5.02	(1.68 p.	)
Efficiency ratio (with amortisations)	53.7	39.8	13.9 p.
NPL ratio	6.88	4.59	2.29 p.
NPL coverage	52.9	57.6	(4.7 p.	)
Number of employees	5,662	5,763	(101)		(1.8)
Number of branches	658	694	(36)		(5.2)

Portugal

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	147	152	147	122	117

Net fees	90	91	77	70	85
Gains (losses) on financial transactions	70	7	32	(0)	23
Other operating income*	10	17	1	2	6

Gross income	318	267	258	195	231

Operating expenses	(126)	(126)	(126)	(128)	(124)
General administrative expenses	(106)	(106)	(106)	(107)	(104)
Personnel	(76)	(76)	(76)	(77)	(75)
Other general administrative expenses	(30)	(29)	(30)	(31)	(29)
Depreciation and amortisation	(20)	(20)	(20)	(21)	(20)

Net operating income	191	141	132	67	107

Net loan-loss provisions	(131)	(91)	(106)	(65)	(64)
Other income	(16)	(5)	6	4	(13)

Profit before taxes	44	45	31	7	31

Tax on profit	(12)	(7)	(5)	20	(10)

Profit from continuing operations	32	38	26	26	21

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	32	38	26	26	21

Minority interests	(0)	0	0	(0)	0

Attributable profit to the Group	32	38	26	26	21

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	27,808	27,289	26,759	25,960	25,518
Trading portfolio (w/o loans)	1,672	1,789	1,894	1,947	1,905
Available-for-sale financial assets	5,295	5,511	5,736	4,023	4,675
Due from credit institutions**	2,200	2,368	3,695	3,527	3,447
Intangible assets and property and equipment	439	418	399	382	392
Other assets	6,196	6,018	5,446	6,047	6,198

Total assets/liabilities & shareholders’ equity	43,609	43,394	43,929	41,887	42,136

Customer deposits**	23,321	23,772	23,877	23,971	23,703
Marketable debt securities**	4,734	3,892	3,759	3,492	3,411
Subordinated debt**	(0)	0	0	0	0
Insurance liabilities	70	67	77	87	88
Due to credit institutions**	13,198	13,325	13,503	11,721	12,203
Other liabilities	(285)	(196)	254	195	180
Shareholders’ equity***	2,571	2,534	2,459	2,421	2,550

Other customer funds under management	2,654	2,266	2,440	2,421	2,316

Mutual funds	1,809	1,441	1,611	1,544	1,437
Pension funds	782	757	764	787	780
Managed portfolios	63	69	65	90	99

Customer funds under management	30,708	29,930	30,076	29,884	29,430

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.59	5.42	6.16	6.56	6.88
NPL coverage	57.6	53.4	51.7	53.1	52.9

Spread (Retail Banking)	1.43	1.43	1.34	1.23	1.22

Spread loans	2.34	2.39	2.47	2.47	2.44
Spread deposits	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)

Poland

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	181	129	51	39.9

Net fees	104	78	26	32.8
Gains (losses) on financial transactions	35	10	25	256.1
Other operating income*	(1)	1	(2)	—

Gross income	318	218	100	45.8

Operating expenses	(158)	(105)	(53)	50.7
General administrative expenses	(144)	(96)	(48)	49.8
Personnel	(85)	(57)	(27)	47.7
Other general administrative expenses	(59)	(39)	(20)	52.8
Depreciation and amortisation	(14)	(9)	(5)	59.9

Net operating income	160	113	47	41.4

Net loan-loss provisions	(42)	(20)	(22)	108.3
Other income	(5)	2	(7)	—

Profit before taxes	113	95	18	19.0

Tax on profit	(23)	(21)	(2)	9.1

Profit from continuing operations	91	75	16	21.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	91	75	16	21.7

Minority interests	21	2	18	854.4

Attributable profit to the Group	70	73	(2)	(3.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	16,188	9,106	7,082	77.8
Trading portfolio (w/o loans)	665	769	(104)	(13.5)
Available-for-sale financial assets	5,150	2,832	2,318	81.8
Due from credit institutions**	352	368	(16)	(4.4)
Intangible assets and property and equipment	242	187	55	29.6
Other assets	1,938	1,100	837	76.1

Total assets/liabilities & shareholders’ equity	24,535	14,363	10,172	70.8

Customer deposits**	17,794	10,028	7,766	77.4
Marketable debt securities**	—	—	—	—
Subordinated debt**	335	100	235	234.6
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,578	1,690	(112)	(6.6)
Other liabilities	2,839	677	2,162	319.4
Shareholders’ equity***	1,989	1,867	121	6.5

Other customer funds under management	2,554	2,248	307	13.6

Mutual funds	2,428	2,059	369	17.9
Pension funds	—	—	—	—
Managed portfolios	126	188	(63)	(33.3)

Customer funds under management	20,684	12,376	8,308	67.1

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	14.11	17.00	(2.89 p.	)
Efficiency ratio (with amortisations)	49.6	48.0	1.6 p.
NPL ratio	7.39	4.74	2.65 p.
NPL coverage	67.6	66.3	1.3 p.
Number of employees	12,852	9,203	3,649		39.7
Number of branches	877	526	351		66.7

Poland

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	129	134	139	140	181

Net fees	78	80	84	89	104
Gains (losses) on financial transactions	10	16	13	41	35
Other operating income*	1	13	1	0	(1)

Gross income	218	243	237	270	318

Operating expenses	(105)	(104)	(107)	(110)	(158)
General administrative expenses	(96)	(96)	(98)	(102)	(144)
Personnel	(57)	(57)	(57)	(62)	(85)
Other general administrative expenses	(39)	(39)	(40)	(40)	(59)
Depreciation and amortisation	(9)	(8)	(9)	(8)	(14)

Net operating income	113	139	130	160	160

Net loan-loss provisions	(20)	(32)	(27)	(33)	(42)
Other income	2	(0)	0	(3)	(5)

Profit before taxes	95	106	103	124	113

Tax on profit	(21)	(20)	(21)	(26)	(23)

Profit from continuing operations	75	86	82	99	91

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	75	86	82	99	91

Minority interests	2	3	3	5	21

Attributable profit to the Group	73	84	79	94	70

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	9,106	9,191	9,659	9,732	16,188
Trading portfolio (w/o loans)	769	871	399	175	665
Available-for-sale financial assets	2,832	2,634	2,998	2,876	5,150
Due from credit institutions**	368	549	423	394	352
Intangible assets and property and equipment	187	175	140	146	242
Other assets	1,100	698	1,059	1,527	1,938

Total assets/liabilities & shareholders’ equity	14,363	14,119	14,678	14,850	24,535

Customer deposits**	10,028	10,463	11,035	11,217	17,794
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	100	100	100	100	335
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	1,690	1,109	713	478	1,578
Other liabilities	677	773	1,047	1,258	2,839
Shareholders’ equity***	1,867	1,673	1,782	1,796	1,989

Other customer funds under management	2,248	2,232	2,345	2,594	2,554

Mutual funds	2,059	2,059	2,188	2,443	2,428
Pension funds	—	—	—	—	—
Managed portfolios	188	173	157	150	126

Customer funds under management	12,376	12,796	13,480	13,911	20,684

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.74	4.93	4.69	4.72	7.39
NPL coverage	66.3	62.1	64.0	68.3	67.6

Spread (Retail Banking)	4.56	4.59	4.57	4.44	3.14

Spread loans	3.29	3.33	3.41	3.48	2.41
Spread deposits	1.27	1.26	1.16	0.96	0.73

Poland

PLN million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	750	546	204	37.4

Net fees	431	330	100	30.4
Gains (losses) on financial transactions	145	41	104	249.9
Other operating income*	(3)	5	(9)	—

Gross income	1,323	923	400	43.3

Operating expenses	(656)	(443)	(213)	48.0
General administrative expenses	(597)	(406)	(191)	47.2
Personnel	(351)	(242)	(109)	45.1
Other general administrative expenses	(246)	(164)	(82)	50.2
Depreciation and amortisation	(59)	(37)	(21)	57.1

Net operating income	667	480	187	38.9

Net loan-loss provisions	(174)	(85)	(89)	104.6
Other income	(21)	8	(30)	—

Profit before taxes	471	403	68	16.9

Tax on profit	(94)	(87)	(6)	7.2

Profit from continuing operations	378	316	62	19.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	378	316	62	19.6

Minority interests	86	9	77	837.7

Attributable profit to the Group	292	307	(15)	(4.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	67,672	37,811	29,861	79.0
Trading portfolio (w/o loans)	2,780	3,193	(413)	(12.9)
Available-for-sale financial assets	21,530	11,760	9,769	83.1
Due from credit institutions**	1,471	1,528	(58)	(3.8)
Intangible assets and property and equipment	1,013	776	237	30.5
Other assets	8,101	4,569	3,532	77.3

Total assets/liabilities & shareholders’ equity	102,566	59,638	42,929	72.0

Customer deposits**	74,388	41,640	32,748	78.6
Marketable debt securities**	—	—	—	—
Subordinated debt**	1,401	416	985	236.9
Insurance liabilities	—	—	—	—
Due to credit institutions**	6,597	7,018	(421)	(6.0)
Other liabilities	11,867	2,811	9,056	322.2
Shareholders’ equity***	8,314	7,753	560	7.2

Other customer funds under management	10,677	9,332	1,345	14.4

Mutual funds	10,152	8,550	1,602	18.7
Pension funds	—	—	—	—
Managed portfolios	526	783	(257)	(32.8)

Customer funds under management	86,466	51,388	35,078	68.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	546	569	573	575	750

Net fees	330	341	349	365	431
Gains (losses) on financial transactions	41	66	53	171	145
Other operating income*	5	55	4	1	(3)

Gross income	923	1,032	979	1,111	1,323

Operating expenses	(443)	(442)	(441)	(453)	(656)
General administrative expenses	(406)	(408)	(404)	(418)	(597)
Personnel	(242)	(242)	(237)	(255)	(351)
Other general administrative expenses	(164)	(166)	(167)	(163)	(246)
Depreciation and amortisation	(37)	(35)	(36)	(35)	(59)

Net operating income	480	589	538	659	667

Net loan-loss provisions	(85)	(137)	(114)	(134)	(174)
Other income	8	(0)	1	(13)	(21)

Profit before taxes	403	452	426	512	471

Tax on profit	(87)	(84)	(87)	(105)	(94)

Profit from continuing operations	316	368	339	406	378

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	316	368	339	406	378

Minority interests	9	11	12	20	86

Attributable profit to the Group	307	356	327	387	292

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	37,811	39,052	39,639	39,649	67,672
Trading portfolio (w/o loans)	3,193	3,702	1,639	711	2,780
Available-for-sale financial assets	11,760	11,191	12,303	11,716	21,530
Due from credit institutions**	1,528	2,333	1,735	1,606	1,471
Intangible assets and property and equipment	776	744	573	596	1,013
Other assets	4,569	2,965	4,346	6,222	8,101

Total assets/liabilities & shareholders’ equity	59,638	59,987	60,235	60,500	102,566

Customer deposits**	41,640	44,457	45,284	45,698	74,388
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	416	426	411	409	1,401
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	7,018	4,713	2,928	1,949	6,597
Other liabilities	2,811	3,283	4,298	5,126	11,867
Shareholders’ equity***	7,753	7,108	7,314	7,319	8,314

Other customer funds under management	9,332	9,483	9,623	10,566	10,677

Mutual funds	8,550	8,749	8,977	9,954	10,152
Pension funds	—	—	—	—	—
Managed portfolios	783	734	646	613	526

Customer funds under management	51,388	54,366	55,318	56,673	86,466

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	587	611	(24)	(3.9)

Net fees	192	204	(12)	(5.7)
Gains (losses) on financial transactions	0	(5)	5	—
Other operating income*	(3)	0	(4)	—

Gross income	776	810	(34)	(4.1)

Operating expenses	(351)	(338)	(13)	3.9
General administrative expenses	(300)	(303)	2	(0.8)
Personnel	(161)	(150)	(11)	7.6
Other general administrative expenses	(139)	(153)	14	(9.1)
Depreciation and amortisation	(51)	(35)	(16)	44.2

Net operating income	425	472	(47)	(9.9)

Net loan-loss provisions	(171)	(176)	5	(2.7)
Other income	(21)	(18)	(3)	15.4

Profit before taxes	233	278	(45)	(16.2)

Tax on profit	(49)	(62)	13	(21.1)

Profit from continuing operations	184	215	(32)	(14.7)

Net profit from discontinued operations	—	1	(1)	(100.0)

Consolidated profit	184	216	(33)	(15.0)

Minority interests	7	10	(3)	(28.3)

Attributable profit to the Group	176	206	(30)	(14.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	56,241	56,306	(65)	(0.1)
Trading portfolio (w/o loans)	1,224	1,186	38	3.2
Available-for-sale financial assets	553	1,174	(621)	(52.9)
Due from credit institutions**	10,336	9,149	1,187	13.0
Intangible assets and property and equipment	984	842	143	16.9
Other assets	2,704	2,801	(98)	(3.5)

Total assets/liabilities & shareholders’ equity	72,041	71,458	583	0.8

Customer deposits**	31,496	33,180	(1,684)	(5.1)
Marketable debt securities**	6,420	5,908	512	8.7
Subordinated debt**	9	68	(59)	(87.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,839	17,210	1,628	9.5
Other liabilities	3,898	3,918	(20)	(0.5)
Shareholders’ equity***	11,379	11,173	206	1.8

Other customer funds under management	6	6	(0)	(3.0)

Mutual funds	2	2	(0)	(16.5)
Pension funds	4	4	0	4.3
Managed portfolios	—	—	—	—

Customer funds under management	37,931	39,163	(1,231)	(3.1)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	6.24	7.73	(1.49 p.	)
Efficiency ratio (with amortisations)	45.2	41.7	3.5 p.
NPL ratio	3.98	4.05	(0.07 p.	)
NPL coverage	108.7	108.3	0.4 p.
Number of employees	12,354	11,907	447		3.8
Number of branches	626	637	(11)		(1.7)

Santander Consumer Finance

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	611	580	594	604	587

Net fees	204	198	196	180	192
Gains (losses) on financial transactions	(5)	2	(8)	(4)	0
Other operating income*	0	1	(2)	(9)	(3)

Gross income	810	782	780	770	776

Operating expenses	(338)	(337)	(347)	(360)	(351)
General administrative expenses	(303)	(300)	(305)	(308)	(300)
Personnel	(150)	(156)	(159)	(159)	(161)
Other general administrative expenses	(153)	(144)	(146)	(149)	(139)
Depreciation and amortisation	(35)	(37)	(42)	(52)	(51)

Net operating income	472	445	433	410	425

Net loan-loss provisions	(176)	(199)	(174)	(204)	(171)
Other income	(18)	(6)	(17)	1	(21)

Profit before taxes	278	240	242	207	233

Tax on profit	(62)	(50)	(53)	(35)	(49)

Profit from continuing operations	215	190	189	172	184

Net profit from discontinued operations	1	(4)	1	(5)	—

Consolidated profit	216	186	190	167	184

Minority interests	10	10	9	5	7

Attributable profit to the Group	206	176	181	162	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	56,306	56,834	56,822	56,683	56,241
Trading portfolio (w/o loans)	1,186	1,431	1,520	1,339	1,224
Available-for-sale financial assets	1,174	775	329	228	553
Due from credit institutions**	9,149	9,321	12,156	11,502	10,336
Intangible assets and property and equipment	842	852	927	999	984
Other assets	2,801	2,522	2,569	3,321	2,704

Total assets/liabilities & shareholders’ equity	71,458	71,734	74,323	74,071	72,041

Customer deposits**	33,180	32,702	33,087	31,892	31,496
Marketable debt securities**	5,908	5,361	4,747	6,083	6,420
Subordinated debt**	68	72	19	10	9
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	17,210	18,647	21,018	20,506	18,839
Other liabilities	3,918	4,070	4,578	4,530	3,898
Shareholders’ equity***	11,173	10,882	10,874	11,050	11,379

Other customer funds under management	6	6	6	6	6

Mutual funds	2	2	2	2	2
Pension funds	4	4	4	4	4
Managed portfolios	—	—	—	—	—

Customer funds under management	39,163	38,140	37,859	37,991	37,931

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.05	3.88	3.96	3.90	3.98
NPL coverage	108.3	110.7	109.7	109.5	108.7
Spread loans	4.51	4.57	4.67	4.73	5.39

Spain’s run-off real estate

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	27	23	4	18.4

Net fees	9	12	(3)	(23.3)
Gains (losses) on financial transactions	1	1	(0)	(14.6)
Other operating income*	(16)	(13)	(2)	18.1

Gross income	22	23	(1)	(5.2)

Operating expenses	(40)	(48)	8	(16.2)
General administrative expenses	(38)	(46)	8	(17.7)
Personnel	(11)	(11)	(0)	1.6
Other general administrative expenses	(26)	(35)	8	(24.0)
Depreciation and amortisation	(2)	(2)	(0)	19.3

Net operating income	(19)	(25)	7	(26.2)

Net loan-loss provisions	(114)	(43)	(70)	161.9
Other income	(118)	(92)	(26)	27.7

Ordinary profit before taxes	(250)	(161)	(89)	55.5

Tax on profit	75	48	27	55.5

Ordinary profit from continuing operations	(175)	(113)	(62)	55.5

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(175)	(113)	(62)	55.5

Minority interests	—	—	—	—

Ordinary attributable profit to the Group	(175)	(113)	(62)	55.5

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	(175)	(113)	(62)	55.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	6,844	17,389	(10,545)	(60.6)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	—	207	—
Due from credit institutions**	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,885	5,193	(309)	(5.9)

Total assets/liabilities & shareholders’ equity	11,936	22,582	(10,646)	(47.1)

Customer deposits**	225	299	(75)	(25.0)
Marketable debt securities**	6	14	(8)	(54.5)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	0	0	(0)	(50.0)
Other liabilities	10,150	20,494	(10,344)	(50.5)
Shareholders’ equity***	1,555	1,775	(220)	(12.4)

Other customer funds under management	161	168	(7)	(4.1)

Mutual funds	160	167	(7)	(4.1)
Pension funds	1	1	(0)	(0.1)
Managed portfolios	—	—	—	—

Customer funds under management	392	481	(89)	(18.5)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	23	14	18	20	27

Net fees	12	12	8	9	9
Gains (losses) on financial transactions	1	2	1	0	1
Other operating income*	(13)	(13)	(46)	(30)	(16)

Gross income	23	14	(18)	(1)	22

Operating expenses	(48)	(48)	(48)	(48)	(40)
General administrative expenses	(46)	(46)	(46)	(46)	(38)
Personnel	(11)	(11)	(11)	(11)	(11)
Other general administrative expenses	(35)	(35)	(35)	(35)	(26)
Depreciation and amortisation	(2)	(2)	(2)	(2)	(2)

Net operating income	(25)	(34)	(67)	(49)	(19)

Net loan-loss provisions	(43)	(93)	(97)	(136)	(114)
Other income	(92)	(118)	(69)	(116)	(118)

Ordinary profit before taxes	(161)	(246)	(233)	(302)	(250)

Tax on profit	48	74	70	91	75

Ordinary profit from continuing operations	(113)	(172)	(163)	(211)	(175)

Net profit from discontinued operations	—	—	—	—	—

Ordinary consolidated profit	(113)	(172)	(163)	(211)	(175)

Minority interests	—	—	—	—	—

Ordinary attributable profit to the Group	(113)	(172)	(163)	(211)	(175)

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—

Attributable profit to the Group	(113)	(2,158)	(1,630)	(869)	(175)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	17,389	14,070	10,598	7,298	6,844
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	—	—	—	164	207
Due from credit institutions**	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—
Other assets	5,193	4,956	4,855	4,815	4,885

Total assets/liabilities & shareholders’ equity	22,582	19,026	15,453	12,277	11,936

Customer deposits**	299	304	259	289	225
Marketable debt securities**	14	7	9	6	6
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	0	0	0	0	0
Other liabilities	20,494	16,995	13,495	10,330	10,150
Shareholders’ equity***	1,775	1,720	1,691	1,652	1,555

Other customer funds under management	168	167	168	165	161

Mutual funds	167	166	167	164	160
Pension funds	1	1	1	1	1
Managed portfolios	—	—	—	—	—

Customer funds under management	481	478	436	460	392

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	803	901	(98)	(10.8)

Net fees	249	282	(33)	(11.7)
Gains (losses) on financial transactions	86	111	(26)	(23.1)
Other operating income*	6	9	(3)	(37.3)

Gross income	1,144	1,303	(159)	(12.2)

Operating expenses	(658)	(662)	4	(0.6)
General administrative expenses	(560)	(569)	9	(1.6)
Personnel	(354)	(364)	10	(2.8)
Other general administrative expenses	(206)	(205)	(1)	0.3
Depreciation and amortisation	(98)	(93)	(6)	6.0

Net operating income	486	641	(156)	(24.3)

Net loan-loss provisions	(160)	(206)	45	(22.1)
Other income	(42)	(63)	22	(34.3)

Ordinary profit before taxes	284	372	(89)	(23.8)

Tax on profit	(60)	(98)	38	(39.0)

Ordinary profit from continuing operations	224	275	(50)	(18.4)

Net profit from discontinued operations	—	17	(17)	(100.0)

Ordinary consolidated profit	224	291	(67)	(23.0)

Minority interests	0	0	(0)	(59.3)

Ordinary attributable profit to the Group	224	291	(67)	(23.0)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	224	291	(67)	(23.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	242,425	259,637	(17,213)	(6.6)
Trading portfolio (w/o loans)	37,669	36,225	1,445	4.0
Available-for-sale financial assets	6,400	996	5,404	542.4
Due from credit institutions**	21,002	17,748	3,254	18.3
Intangible assets and property and equipment	2,445	2,286	159	7.0
Other assets	44,836	48,789	(3,953)	(8.1)

Total assets/liabilities & shareholders’ equity	354,778	365,681	(10,903)	(3.0)

Customer deposits**	194,378	191,727	2,651	1.4
Marketable debt securities**	69,625	74,322	(4,697)	(6.3)
Subordinated debt**	5,369	8,086	(2,717)	(33.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	28,579	42,180	(13,601)	(32.2)
Other liabilities	43,596	36,390	7,206	19.8
Shareholders’ equity***	13,231	12,976	255	2.0

Other customer funds under management	12,638	15,674	(3,036)	(19.4)

Mutual funds	12,638	15,674	(3,036)	(19.4)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	282,009	289,809	(7,800)	(2.7)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE**	6.84	9.00	(2.15 p. )
Efficiency ratio (with amortisations)	57.5	50.8	6.7 p.
NPL ratio	2.03	1.82	0.21p.
NPL coverage	42.1	37.5	4.6 p.
Number of employees	26,052	27,499	(1,447)	(5.3)
Number of branches	1,190	1,363	(173)	(12.7)

United Kingdom

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	901	821	818	796	803

Net fees	282	290	300	318	249
Gains (losses) on financial transactions	111	125	69	55	86
Other operating income*	9	6	0	4	6

Gross income	1,303	1,243	1,187	1,174	1,144

Operating expenses	(662)	(688)	(691)	(649)	(658)
General administrative expenses	(569)	(599)	(577)	(566)	(560)
Personnel	(364)	(375)	(392)	(361)	(354)
Other general administrative expenses	(205)	(224)	(185)	(205)	(206)
Depreciation and amortisation	(93)	(89)	(114)	(84)	(98)

Net operating income	641	555	496	525	486

Net loan-loss provisions	(206)	(214)	(187)	(200)	(160)
Other income	(63)	(39)	(31)	(33)	(42)

Ordinary profit before taxes	372	302	278	292	284

Tax on profit	(98)	(71)	(57)	(61)	(60)

Ordinary profit from continuing operations	275	231	221	231	224

Net profit from discontinued operations	17	15	20	25	—

Ordinary consolidated profit	291	246	242	256	224

Minority interests	0	0	0	0	0

Ordinary attributable profit to the Group	291	246	242	256	224

Net capital gains and provisions	—	—	81	—	—

Attributable profit to the Group	291	246	322	256	224

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	259,637	274,325	270,051	249,157	242,425
Trading portfolio (w/o loans)	36,225	39,740	43,586	38,177	37,669
Available-for-sale financial assets	996	6,012	6,775	6,718	6,400
Due from credit institutions**	17,748	17,087	20,568	18,124	21,002
Intangible assets and property and equipment	2,286	2,423	2,472	2,561	2,445
Other assets	48,789	46,648	47,201	44,321	44,836

Total assets/liabilities & shareholders’ equity	365,681	386,234	390,653	359,058	354,778

Customer deposits**	191,727	211,192	213,508	194,452	194,378
Marketable debt securities**	74,322	80,635	75,963	73,919	69,625
Subordinated debt**	8,086	8,508	5,720	5,534	5,369
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	42,180	33,382	34,745	29,313	28,579
Other liabilities	36,390	39,095	47,195	42,689	43,596
Shareholders’ equity***	12,976	13,423	13,524	13,152	13,231

Other customer funds under management	15,674	16,110	16,243	13,919	12,638

Mutual funds	15,674	16,110	16,243	13,919	12,638
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	289,809	316,445	311,433	287,823	282,009

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	1.82	1.83	1.94	2.05	2.03
NPL coverage	37.5	37.5	44.8	44.1	42.1

Spread (Retail Banking)	1.47	1.36	1.34	1.39	1.53

Spread loans	2.49	2.54	2.60	2.66	2.78
Spread deposits	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)

United Kingdom

£ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	683	752	(68)	(9.1)

Net fees	212	236	(23)	(9.9)
Gains (losses) on financial transactions	73	93	(20)	(21.6)
Other operating income*	5	7	(3)	(36.1)

Gross income	973	1,088	(114)	(10.5)

Operating expenses	(560)	(552)	(8)	1.4
General administrative expenses	(476)	(475)	(1)	0.3
Personnel	(301)	(304)	3	(0.9)
Other general administrative expenses	(175)	(171)	(4)	2.3
Depreciation and amortisation	(83)	(77)	(6)	8.1

Net operating income	413	535	(122)	(22.8)

Net loan-loss provisions	(137)	(172)	35	(20.5)
Other income	(35)	(53)	17	(33.0)

Ordinary profit before taxes	241	311	(69)	(22.3)

Tax on profit	(51)	(81)	31	(37.8)

Ordinary profit from continuing operations	191	229	(38)	(16.8)

Net profit from discontinued operations	—	14	(14)	(100.0)

Ordinary consolidated profit	191	243	(52)	(21.5)

Minority interests	0	0	(0)	(58.5)

Ordinary attributable profit to the Group	191	243	(52)	(21.5)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	191	243	(52)	(21.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	204,994	216,512	(11,517)	(5.3)
Trading portfolio (w/o loans)	31,853	30,208	1,645	5.4
Available-for-sale financial assets	5,412	831	4,581	551.5
Due from credit institutions**	17,759	14,800	2,960	20.0
Intangible assets and property and equipment	2,068	1,906	161	8.5
Other assets	37,913	40,685	(2,772)	(6.8)

Total assets/liabilities & shareholders’ equity	300,000	304,941	(4,941)	(1.6)

Customer deposits**	164,366	159,881	4,485	2.8
Marketable debt securities**	58,875	61,977	(3,102)	(5.0)
Subordinated debt**	4,540	6,743	(2,203)	(32.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	24,166	35,174	(11,007)	(31.3)
Other liabilities	36,865	30,346	6,519	21.5
Shareholders’ equity***	11,188	10,821	368	3.4

Other customer funds under management	10,686	13,070	(2,384)	(18.2)

Mutual funds	10,686	13,070	(2,384)	(18.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	238,467	241,672	(3,205)	(1.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	752	664	645	643	683

Net fees	236	235	237	257	212
Gains (losses) on financial transactions	93	102	54	44	73
Other operating income*	7	5	0	4	5

Gross income	1,088	1,006	936	947	973

Operating expenses	(552)	(558)	(546)	(524)	(560)
General administrative expenses	(475)	(485)	(456)	(457)	(476)
Personnel	(304)	(304)	(310)	(291)	(301)
Other general administrative expenses	(171)	(181)	(146)	(165)	(175)
Depreciation and amortisation	(77)	(72)	(90)	(67)	(83)

Net operating income	535	448	390	423	413

Net loan-loss provisions	(172)	(173)	(147)	(161)	(137)
Other income	(53)	(32)	(24)	(27)	(35)

Ordinary profit before taxes	311	244	218	236	241

Tax on profit	(81)	(57)	(44)	(49)	(51)

Ordinary profit from continuing operations	229	186	174	187	191

Net profit from discontinued operations	14	12	16	20	—

Ordinary consolidated profit	243	198	190	207	191

Minority interests	0	0	0	0	0

Ordinary attributable profit to the Group	243	198	190	207	191

Net capital gains and provisions	—	—	65	(0)	—

Attributable profit to the Group	243	198	256	207	191

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	216,512	221,325	215,514	203,337	204,994
Trading portfolio (w/o loans)	30,208	32,062	34,784	31,156	31,853
Available-for-sale financial assets	831	4,851	5,407	5,483	5,412
Due from credit institutions**	14,800	13,786	16,415	14,791	17,759
Intangible assets and property and equipment	1,906	1,955	1,973	2,090	2,068
Other assets	40,685	37,635	37,669	36,171	37,913

Total assets/liabilities & shareholders’ equity	304,941	311,614	311,761	293,028	300,000

Customer deposits**	159,881	170,390	170,390	158,692	164,366
Marketable debt securities**	61,977	65,056	60,622	60,325	58,875
Subordinated debt**	6,743	6,864	4,565	4,516	4,540
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	35,174	26,932	27,729	23,922	24,166
Other liabilities	30,346	31,541	37,664	34,838	36,865
Shareholders’ equity***	10,821	10,830	10,792	10,733	11,188

Other customer funds under management	13,070	12,997	12,963	11,359	10,686

Mutual funds	13,070	12,997	12,963	11,359	10,686
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	241,672	255,308	248,539	234,893	238,467

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	4,057	4,650	(593)	(12.8)

Net fees	1,277	1,327	(50)	(3.8)
Gains (losses) on financial transactions	339	247	92	37.1
Other operating income*	(3)	(49)	45	(92.8)

Gross income	5,669	6,175	(506)	(8.2)

Operating expenses	(2,195)	(2,314)	118	(5.1)
General administrative expenses	(1,962)	(2,104)	142	(6.7)
Personnel	(1,109)	(1,190)	82	(6.9)
Other general administrative expenses	(854)	(914)	60	(6.6)
Depreciation and amortisation	(233)	(209)	(23)	11.2

Net operating income	3,474	3,861	(388)	(10.0)

Net loan-loss provisions	(1,801)	(1,742)	(59)	3.4
Other income	(64)	(248)	184	(74.3)

Profit before taxes	1,609	1,872	(263)	(14.1)

Tax on profit	(347)	(425)	78	(18.5)

Profit from continuing operations	1,262	1,447	(185)	(12.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,262	1,447	(185)	(12.8)

Minority interests	274	239	35	14.5

Attributable profit to the Group	988	1,207	(219)	(18.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	148,965	141,411	7,554	5.3
Trading portfolio (w/o loans)	32,031	31,489	542	1.7
Available-for-sale financial assets	23,744	24,935	(1,192)	(4.8)
Due from credit institutions**	36,382	25,567	10,815	42.3
Intangible assets and property and equipment	4,491	4,355	136	3.1
Other assets	51,113	47,985	3,128	6.5

Total assets/liabilities & shareholders’ equity	296,726	275,742	20,984	7.6

Customer deposits**	144,487	143,065	1,421	1.0
Marketable debt securities**	30,605	26,167	4,439	17.0
Subordinated debt**	5,781	6,100	(319)	(5.2)
Insurance liabilities	—	—	—	—
Due to credit institutions**	38,501	34,632	3,869	11.2
Other liabilities	50,653	42,100	8,553	20.3
Shareholders’ equity***	26,698	23,677	3,022	12.8

Other customer funds under management	68,289	73,185	(4,896)	(6.7)

Mutual funds	53,690	59,080	(5,391)	(9.1)
Pension funds	—	—	—	—
Managed portfolios	14,600	14,105	495	3.5

Customer funds under management	249,162	248,518	645	0.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	16.06	20.70	(4.65 p.	)
Efficiency ratio (with amortisations)	38.7	37.5	1.3 p.
NPL ratio	5.44	4.67	0.77 p.
NPL coverage	86.7	91.6	(4.9 p.	)
Number of employees	90,044	92,317	(2,273)		(2.5)
Number of branches	5,997	6,053	(56)		(0.9)

Latin America

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	4,650	4,554	4,449	4,227	4,057

Net fees	1,327	1,219	1,285	1,266	1,277
Gains (losses) on financial transactions	247	298	309	217	339
Other operating income*	(49)	(17)	(28)	(21)	(3)

Gross income	6,175	6,055	6,016	5,689	5,669

Operating expenses	(2,314)	(2,192)	(2,298)	(2,320)	(2,195)
General administrative expenses	(2,104)	(1,986)	(2,072)	(2,090)	(1,962)
Personnel	(1,190)	(1,136)	(1,166)	(1,150)	(1,109)
Other general administrative expenses	(914)	(850)	(907)	(940)	(854)
Depreciation and amortisation	(209)	(205)	(226)	(230)	(233)

Net operating income	3,861	3,863	3,717	3,369	3,474

Net loan-loss provisions	(1,742)	(2,026)	(1,851)	(1,762)	(1,801)
Other income	(248)	(255)	(236)	(79)	(64)

Profit before taxes	1,872	1,582	1,630	1,528	1,609

Tax on profit	(425)	(362)	(402)	(295)	(347)

Profit from continuing operations	1,447	1,220	1,228	1,233	1,262

Net profit from discontinued operations	—	0	(0)	—	—

Consolidated profit	1,447	1,220	1,228	1,233	1,262

Minority interests	239	208	173	245	274

Attributable profit to the Group	1,207	1,012	1,055	988	988

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	141,411	141,115	142,412	140,090	148,965
Trading portfolio (w/o loans)	31,489	32,663	27,227	28,403	32,031
Available-for-sale financial assets	24,935	23,886	23,385	23,499	23,744
Due from credit institutions**	25,567	23,572	27,972	25,799	36,382
Intangible assets and property and equipment	4,355	4,056	4,378	4,490	4,491
Other assets	47,985	48,577	51,884	47,346	51,113

Total assets/liabilities & shareholders’ equity	275,742	273,870	277,258	269,627	296,726

Customer deposits**	143,065	136,183	135,000	134,765	144,487
Marketable debt securities**	26,167	26,072	26,516	28,107	30,605
Subordinated debt**	6,100	6,017	5,850	5,734	5,781
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	34,632	39,530	39,307	32,131	38,501
Other liabilities	42,100	43,796	49,654	48,481	50,653
Shareholders’ equity***	23,677	22,272	20,932	20,409	26,698

Other customer funds under management	73,185	66,699	62,440	60,831	68,289

Mutual funds	59,080	54,013	49,972	48,178	53,690
Pension funds	—	—	—	—	—
Managed portfolios	14,105	12,686	12,467	12,653	14,600

Customer funds under management	248,518	234,971	229,806	229,437	249,162

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.67	5.14	5.31	5.42	5.44
NPL coverage	91.6	89.5	89.8	87.5	86.7

Latin America

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	5,356	6,094	(738)	(12.1)

Net fees	1,685	1,739	(53)	(3.1)
Gains (losses) on financial transactions	447	324	123	38.1
Other operating income*	(5)	(64)	59	(92.8)

Gross income	7,484	8,092	(608)	(7.5)

Operating expenses	(2,898)	(3,032)	134	(4.4)
General administrative expenses	(2,591)	(2,758)	167	(6.1)
Personnel	(1,464)	(1,560)	96	(6.2)
Other general administrative expenses	(1,127)	(1,198)	70	(5.9)
Depreciation and amortisation	(307)	(274)	(33)	12.0

Net operating income	4,586	5,060	(474)	(9.4)

Net loan-loss provisions	(2,378)	(2,282)	(95)	4.2
Other income	(84)	(325)	240	(74.1)

Profit before taxes	2,124	2,453	(329)	(13.4)

Tax on profit	(458)	(557)	99	(17.8)

Profit from continuing operations	1,666	1,896	(230)	(12.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,666	1,896	(230)	(12.1)

Minority interests	362	314	48	15.3

Attributable profit to the Group	1,304	1,582	(278)	(17.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	190,749	188,868	1,881	1.0
Trading portfolio (w/o loans)	41,016	42,057	(1,041)	(2.5)
Available-for-sale financial assets	30,404	33,304	(2,900)	(8.7)
Due from credit institutions**	46,587	34,147	12,440	36.4
Intangible assets and property and equipment	5,751	5,817	(65)	(1.1)
Other assets	65,450	64,088	1,362	2.1

Total assets/liabilities & shareholders’ equity	379,957	368,281	11,676	3.2

Customer deposits**	185,015	191,078	(6,063)	(3.2)
Marketable debt securities**	39,190	34,948	4,242	12.1
Subordinated debt**	7,403	8,148	(745)	(9.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	49,301	46,255	3,046	6.6
Other liabilities	64,861	56,229	8,632	15.4
Shareholders’ equity***	34,187	31,623	2,564	8.1

Other customer funds under management	87,445	97,746	(10,302)	(10.5)

Mutual funds	68,750	78,908	(10,158)	(12.9)
Pension funds	—	—	—	—
Managed portfolios	18,695	18,838	(144)	(0.8)

Customer funds under management	319,052	331,920	(12,868)	(3.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	6,094	5,833	5,548	5,486	5,356

Net fees	1,739	1,561	1,604	1,642	1,685
Gains (losses) on financial transactions	324	383	387	282	447
Other operating income*	(64)	(21)	(35)	(28)	(5)

Gross income	8,092	7,756	7,504	7,383	7,484

Operating expenses	(3,032)	(2,807)	(2,870)	(3,008)	(2,898)
General administrative expenses	(2,758)	(2,543)	(2,587)	(2,710)	(2,591)
Personnel	(1,560)	(1,455)	(1,455)	(1,492)	(1,464)
Other general administrative expenses	(1,198)	(1,089)	(1,132)	(1,218)	(1,127)
Depreciation and amortisation	(274)	(263)	(282)	(298)	(307)

Net operating income	5,060	4,949	4,635	4,375	4,586

Net loan-loss provisions	(2,282)	(2,600)	(2,309)	(2,286)	(2,378)
Other income	(325)	(327)	(294)	(105)	(84)

Profit before taxes	2,453	2,023	2,031	1,984	2,124

Tax on profit	(557)	(464)	(502)	(384)	(458)

Profit from continuing operations	1,896	1,560	1,529	1,600	1,666

Net profit from discontinued operations	—	0	(0)	—	—

Consolidated profit	1,896	1,560	1,529	1,600	1,666

Minority interests	314	266	215	317	362

Attributable profit to the Group	1,582	1,293	1,314	1,283	1,304

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	188,868	177,664	184,139	184,835	190,749
Trading portfolio (w/o loans)	42,057	41,123	35,204	37,474	41,016
Available-for-sale financial assets	33,304	30,072	30,237	31,005	30,404
Due from credit institutions**	34,147	29,677	36,168	34,039	46,587
Intangible assets and property and equipment	5,817	5,107	5,660	5,924	5,751
Other assets	64,088	61,159	67,086	62,469	65,450

Total assets/liabilities & shareholders’ equity	368,281	344,802	358,495	355,745	379,957

Customer deposits**	191,078	171,455	174,555	177,809	185,015
Marketable debt securities**	34,948	32,824	34,285	37,084	39,190
Subordinated debt**	8,148	7,575	7,564	7,565	7,403
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	46,255	49,769	50,824	42,394	49,301
Other liabilities	56,229	55,139	64,202	63,966	64,861
Shareholders’ equity***	31,623	28,040	27,064	26,927	34,187

Other customer funds under management	97,746	83,974	80,735	80,261	87,445

Mutual funds	78,908	68,003	64,614	63,566	68,750
Pension funds	—	—	—	—	—
Managed portfolios	18,838	15,971	16,120	16,695	18,695

Customer funds under management	331,920	295,829	297,139	302,719	319,052

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	Q1 ’13	Q1 ’12	Var. (%)	Q1 ’13	Q1 ’12	Var. (%)	Q1 ’13	Q1 ’12	Var. (%)
Brazil	3,792	4,353	(12.9)	2,426	2,816	(13.8)	499	641	(22.3)
Mexico	775	677	14.5	474	426	11.2	241	294	(18.0)
Chile	554	564	(1.8)	320	349	(8.5)	103	131	(21.0)
Argentina	312	279	11.6	163	145	12.5	86	78	10.6
Uruguay	63	59	8.2	23	18	30.0	14	12	12.0
Puerto Rico	81	89	(8.2)	36	42	(14.6)	19	11	81.1
Rest	17	75	(77.8)	(8)	19	—	(6)	6	—

Subtotal	5,594	6,095	(8.2)	3,434	3,815	(10.0)	956	1,173	(18.5)

Santander Private Banking	75	79	(6.0)	39	46	(14.4)	32	34	(7.3)

Total	5,669	6,175	(8.2)	3,474	3,861	(10.0)	988	1,207	(18.2)

Latin America. Results

US$ million

	Gross income			Net operating income			Attributable profit to the Group
	Q1 ’13	Q1 ’12	Var. (%)	Q1 ’13	Q1 ’12	Var. (%)	Q1 ’13	Q1 ’12	Var. (%)
Brazil	5,007	5,705	(12.2)	3,203	3,691	(13.2)	658	840	(21.7)
Mexico	1,023	887	15.4	625	558	12.0	319	386	(17.3)
Chile	731	739	(1.1)	422	457	(7.8)	137	172	(20.4)
Argentina	412	366	12.4	215	190	13.4	114	102	11.4
Uruguay	84	77	9.0	30	23	31.0	18	16	12.9
Puerto Rico	107	116	(7.5)	48	55	(14.0)	26	14	82.4
Rest	22	98	(77.6)	(10)	25	—	(8)	7	—

Subtotal	7,386	7,988	(7.5)	4,534	5,000	(9.3)	1,263	1,537	(17.9)

Santander Private Banking	99	104	(5.3)	52	60	(13.8)	42	45	(6.6)

Total	7,484	8,092	(7.5)	4,586	5,060	(9.4)	1,304	1,582	(17.6)

Brazil

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	2,802	3,376	(573)	(17.0)

Net fees	774	848	(74)	(8.8)
Gains (losses) on financial transactions	215	170	46	26.9
Other operating income*	0	(41)	41	—

Gross income	3,792	4,353	(561)	(12.9)

Operating expenses	(1,366)	(1,537)	171	(11.1)
General administrative expenses	(1,214)	(1,401)	187	(13.4)
Personnel	(677)	(781)	104	(13.3)
Other general administrative expenses	(536)	(620)	84	(13.5)
Depreciation and amortisation	(152)	(136)	(16)	11.9

Net operating income	2,426	2,816	(390)	(13.8)

Net loan-loss provisions	(1,471)	(1,490)	19	(1.3)
Other income	(78)	(222)	144	(65.0)

Profit before taxes	877	1,104	(227)	(20.5)

Tax on profit	(224)	(283)	59	(20.9)

Profit from continuing operations	653	821	(167)	(20.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	653	821	(167)	(20.4)

Minority interests	155	179	(25)	(13.7)

Attributable profit to the Group	499	641	(143)	(22.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	77,918	78,083	(165)	(0.2)
Trading portfolio (w/o loans)	11,824	10,977	848	7.7
Available-for-sale financial assets	16,766	15,261	1,505	9.9
Due from credit institutions**	15,402	12,965	2,437	18.8
Intangible assets and property and equipment	3,330	3,262	68	2.1
Other assets	33,640	34,529	(889)	(2.6)

Total assets/liabilities & shareholders’ equity	158,880	155,077	3,803	2.5

Customer deposits**	75,162	76,352	(1,190)	(1.6)
Marketable debt securities**	21,850	18,872	2,978	15.8
Subordinated debt**	4,438	4,604	(166)	(3.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,084	17,199	885	5.1
Other liabilities	24,354	24,961	(607)	(2.4)
Shareholders’ equity***	14,992	13,089	1,904	14.5

Other customer funds under management	39,054	44,407	(5,352)	(12.1)

Mutual funds	35,498	41,247	(5,749)	(13.9)
Pension funds	—	—	—	—
Managed portfolios	3,556	3,160	396	12.5

Customer funds under management	140,504	144,235	(3,731)	(2.6)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	14.26	20.26	(6.00 p. )
Efficiency ratio (with amortisations)	36.0	35.3	0.7 p.
NPL ratio	6.90	5.76	1.14 p.
NPL coverage	90.4	90.0	0.4 p.
Number of employees	53,215	54,893	(1,678)	(3.1)
Number of branches	3,727	3,776	(49)	(1.3)

Brazil

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	3,376	3,312	3,178	2,880	2,802

Net fees	848	744	780	765	774
Gains (losses) on financial transactions	170	223	203	120	215
Other operating income*	(41)	(16)	(17)	(5)	0

Gross income	4,353	4,263	4,143	3,760	3,792

Operating expenses	(1,537)	(1,413)	(1,465)	(1,454)	(1,366)
General administrative expenses	(1,401)	(1,281)	(1,314)	(1,301)	(1,214)
Personnel	(781)	(712)	(734)	(719)	(677)
Other general administrative expenses	(620)	(569)	(580)	(582)	(536)
Depreciation and amortisation	(136)	(132)	(151)	(153)	(152)

Net operating income	2,816	2,851	2,678	2,306	2,426

Net loan-loss provisions	(1,490)	(1,735)	(1,505)	(1,394)	(1,471)
Other income	(222)	(246)	(241)	(102)	(78)

Profit before taxes	1,104	870	933	810	877

Tax on profit	(283)	(222)	(269)	(164)	(224)

Profit from continuing operations	821	648	664	646	653

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	821	648	664	646	653

Minority interests	179	150	133	129	155

Attributable profit to the Group	641	498	531	518	499

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	78,083	75,963	75,293	74,511	77,918
Trading portfolio (w/o loans)	10,977	11,149	9,265	12,648	11,824
Available-for-sale financial assets	15,261	16,204	15,553	16,284	16,766
Due from credit institutions**	12,965	10,688	12,384	11,341	15,402
Intangible assets and property and equipment	3,262	3,061	3,361	3,357	3,330
Other assets	34,529	33,628	34,554	31,128	33,640

Total assets/liabilities & shareholders’ equity	155,077	150,692	150,410	149,270	158,880

Customer deposits**	76,352	69,095	69,588	69,849	75,162
Marketable debt securities**	18,872	19,197	18,812	19,974	21,850
Subordinated debt**	4,604	4,441	4,459	4,409	4,438
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	17,199	20,313	19,594	17,400	18,084
Other liabilities	24,961	25,247	25,779	25,808	24,354
Shareholders’ equity***	13,089	12,399	12,179	11,830	14,992

Other customer funds under management	44,407	39,172	35,744	34,813	39,054

Mutual funds	41,247	36,066	32,577	31,339	35,498
Pension funds	—	—	—	—	—
Managed portfolios	3,160	3,106	3,167	3,474	3,556

Customer funds under management	144,235	131,905	128,602	129,045	140,504

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	5.76	6.51	6.79	6.86	6.90
NPL coverage	90.0	90.1	92.0	90.2	90.4

Spread (Retail Banking)	15.17	15.49	14.81	13.92	13.81

Spread loans	14.44	14.84	14.25	13.41	13.09
Spread deposits	0.73	0.65	0.56	0.51	0.72

Brazil

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	3,700	4,424	(724)	(16.4)

Net fees	1,022	1,112	(90)	(8.1)
Gains (losses) on financial transactions	284	222	62	27.8
Other operating income*	0	(53)	54	—

Gross income	5,007	5,705	(698)	(12.2)

Operating expenses	(1,803)	(2,014)	211	(10.5)
General administrative expenses	(1,602)	(1,836)	234	(12.7)
Personnel	(894)	(1,023)	129	(12.6)
Other general administrative expenses	(708)	(813)	105	(12.9)
Depreciation and amortisation	(201)	(178)	(23)	12.7

Net operating income	3,203	3,691	(487)	(13.2)

Net loan-loss provisions	(1,943)	(1,953)	10	(0.5)
Other income	(103)	(291)	189	(64.7)

Profit before taxes	1,158	1,446	(288)	(19.9)

Tax on profit	(295)	(371)	75	(20.3)

Profit from continuing operations	863	1,076	(213)	(19.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	863	1,076	(213)	(19.8)

Minority interests	204	235	(31)	(13.1)

Attributable profit to the Group	658	840	(182)	(21.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	99,774	104,287	(4,513)	(4.3)
Trading portfolio (w/o loans)	15,141	14,661	480	3.3
Available-for-sale financial assets	21,469	20,383	1,086	5.3
Due from credit institutions**	19,722	17,316	2,406	13.9
Intangible assets and property and equipment	4,264	4,357	(93)	(2.1)
Other assets	43,075	46,117	(3,041)	(6.6)

Total assets/liabilities & shareholders’ equity	203,446	207,121	(3,675)	(1.8)

Customer deposits**	96,245	101,976	(5,731)	(5.6)
Marketable debt securities**	27,978	25,205	2,773	11.0
Subordinated debt**	5,683	6,149	(467)	(7.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	23,157	22,972	186	0.8
Other liabilities	31,185	33,337	(2,152)	(6.5)
Shareholders’ equity***	19,198	17,481	1,717	9.8

Other customer funds under management	50,009	59,310	(9,300)	(15.7)

Mutual funds	45,455	55,089	(9,634)	(17.5)
Pension funds	—	—	—	—
Managed portfolios	4,554	4,220	333	7.9

Customer funds under management	179,916	192,640	(12,725)	(6.6)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	4,424	4,243	3,961	3,740	3,700

Net fees	1,112	952	973	993	1,022
Gains (losses) on financial transactions	222	287	253	157	284
Other operating income*	(53)	(20)	(21)	(7)	0

Gross income	5,705	5,461	5,165	4,883	5,007

Operating expenses	(2,014)	(1,808)	(1,828)	(1,886)	(1,803)
General administrative expenses	(1,836)	(1,639)	(1,639)	(1,687)	(1,602)
Personnel	(1,023)	(911)	(916)	(932)	(894)
Other general administrative expenses	(813)	(728)	(723)	(755)	(708)
Depreciation and amortisation	(178)	(169)	(189)	(199)	(201)

Net operating income	3,691	3,653	3,337	2,997	3,203

Net loan-loss provisions	(1,953)	(2,227)	(1,874)	(1,811)	(1,943)
Other income	(291)	(316)	(300)	(134)	(103)

Profit before taxes	1,446	1,111	1,162	1,052	1,158

Tax on profit	(371)	(283)	(336)	(214)	(295)

Profit from continuing operations	1,076	828	826	839	863

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,076	828	826	839	863

Minority interests	235	191	165	167	204

Attributable profit to the Group	840	637	662	672	658

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	104,287	95,637	97,353	98,310	99,774
Trading portfolio (w/o loans)	14,661	14,036	11,980	16,688	15,141
Available-for-sale financial assets	20,383	20,400	20,111	21,486	21,469
Due from credit institutions**	17,316	13,456	16,013	14,963	19,722
Intangible assets and property and equipment	4,357	3,853	4,345	4,430	4,264
Other assets	46,117	42,337	44,678	41,071	43,075

Total assets/liabilities & shareholders’ equity	207,121	189,721	194,480	196,947	203,446

Customer deposits**	101,976	86,991	89,977	92,159	96,245
Marketable debt securities**	25,205	24,169	24,324	26,354	27,978
Subordinated debt**	6,149	5,592	5,765	5,817	5,683
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	22,972	25,574	25,335	22,957	23,157
Other liabilities	33,337	31,785	33,332	34,051	31,185
Shareholders’ equity***	17,481	15,610	15,748	15,609	19,198

Other customer funds under management	59,310	49,317	46,217	45,933	50,009

Mutual funds	55,089	45,407	42,122	41,349	45,455
Pension funds	—	—	—	—	—
Managed portfolios	4,220	3,910	4,095	4,584	4,554

Customer funds under management	192,640	166,069	166,283	170,262	179,916

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	7,385	7,817	(432)	(5.5)

Net fees	2,040	1,964	76	3.8
Gains (losses) on financial transactions	568	393	175	44.4
Other operating income*	1	(94)	95	—

Gross income	9,993	10,080	(86)	(0.9)

Operating expenses	(3,599)	(3,559)	(40)	1.1
General administrative expenses	(3,199)	(3,244)	46	(1.4)
Personnel	(1,785)	(1,808)	23	(1.3)
Other general administrative expenses	(1,413)	(1,436)	23	(1.6)
Depreciation and amortisation	(400)	(314)	(86)	27.4

Net operating income	6,394	6,521	(127)	(1.9)

Net loan-loss provisions	(3,878)	(3,450)	(427)	12.4
Other income	(205)	(515)	310	(60.1)

Profit before taxes	2,311	2,556	(244)	(9.6)

Tax on profit	(590)	(655)	66	(10.0)

Profit from continuing operations	1,722	1,901	(179)	(9.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,722	1,901	(179)	(9.4)

Minority interests	408	416	(8)	(1.8)

Attributable profit to the Group	1,314	1,485	(171)	(11.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	200,273	189,921	10,352	5.5
Trading portfolio (w/o loans)	30,392	26,699	3,693	13.8
Available-for-sale financial assets	43,094	37,120	5,974	16.1
Due from credit institutions**	39,587	31,534	8,052	25.5
Intangible assets and property and equipment	8,560	7,935	625	7.9
Other assets	86,464	83,984	2,480	3.0

Total assets/liabilities & shareholders’ equity	408,370	377,194	31,176	8.3

Customer deposits**	193,190	185,712	7,478	4.0
Marketable debt securities**	56,160	45,902	10,258	22.3
Subordinated debt**	11,407	11,199	208	1.9
Insurance liabilities	—	—	—	—
Due to credit institutions**	46,482	41,834	4,648	11.1
Other liabilities	62,597	60,712	1,885	3.1
Shareholders’ equity***	38,535	31,835	6,699	21.0

Other customer funds under management	100,381	108,010	(7,629)	(7.1)

Mutual funds	91,241	100,325	(9,084)	(9.1)
Pension funds	—	—	—	—
Managed portfolios	9,140	7,685	1,455	18.9

Customer funds under management	361,138	350,823	10,315	2.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	7,817	8,293	8,060	7,710	7,385

Net fees	1,964	1,871	1,976	2,036	2,040
Gains (losses) on financial transactions	393	554	512	331	568
Other operating income*	(94)	(42)	(45)	(16)	1

Gross income	10,080	10,675	10,502	10,061	9,993

Operating expenses	(3,559)	(3,546)	(3,710)	(3,864)	(3,599)
General administrative expenses	(3,244)	(3,216)	(3,328)	(3,459)	(3,199)
Personnel	(1,808)	(1,788)	(1,860)	(1,912)	(1,785)
Other general administrative expenses	(1,436)	(1,428)	(1,469)	(1,547)	(1,413)
Depreciation and amortisation	(314)	(330)	(382)	(405)	(400)

Net operating income	6,521	7,130	6,792	6,197	6,394

Net loan-loss provisions	(3,450)	(4,318)	(3,818)	(3,731)	(3,878)
Other income	(515)	(613)	(608)	(291)	(205)

Profit before taxes	2,556	2,198	2,366	2,175	2,311

Tax on profit	(655)	(560)	(679)	(449)	(590)

Profit from continuing operations	1,901	1,638	1,687	1,726	1,722

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,901	1,638	1,687	1,726	1,722

Minority interests	416	377	339	345	408

Attributable profit to the Group	1,485	1,260	1,348	1,381	1,314

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	189,921	195,893	197,508	201,448	200,273
Trading portfolio (w/o loans)	26,699	28,751	24,304	34,195	30,392
Available-for-sale financial assets	37,120	41,786	40,800	44,027	43,094
Due from credit institutions**	31,534	27,562	32,486	30,661	39,587
Intangible assets and property and equipment	7,935	7,893	8,816	9,077	8,560
Other assets	83,984	86,720	90,642	84,158	86,464

Total assets/liabilities & shareholders’ equity	377,194	388,604	394,555	403,567	408,370

Customer deposits**	185,712	178,183	182,542	188,844	193,190
Marketable debt securities**	45,902	49,505	49,347	54,002	56,160
Subordinated debt**	11,199	11,454	11,696	11,919	11,407
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	41,834	52,383	51,399	47,042	46,482
Other liabilities	60,712	65,106	67,622	69,775	62,597
Shareholders’ equity***	31,835	31,974	31,949	31,985	38,535

Other customer funds under management	108,010	101,016	93,764	94,121	100,381

Mutual funds	100,325	93,007	85,456	84,728	91,241
Pension funds	—	—	—	—	—
Managed portfolios	7,685	8,009	8,308	9,393	9,140

Customer funds under management	350,823	340,157	337,349	348,886	361,138

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	516	477	39	8.3

Net fees	215	180	35	19.7
Gains (losses) on financial transactions	54	31	23	74.6
Other operating income*	(10)	(10)	0	(1.9)

Gross income	775	677	98	14.5

Operating expenses	(301)	(251)	(50)	20.1
General administrative expenses	(271)	(221)	(50)	22.4
Personnel	(148)	(128)	(20)	15.8
Other general administrative expenses	(123)	(94)	(29)	31.4
Depreciation and amortisation	(30)	(30)	(1)	3.1

Net operating income	474	426	48	11.2

Net loan-loss provisions	(142)	(78)	(64)	82.1
Other income	26	(2)	28	—

Profit before taxes	357	346	11	3.3

Tax on profit	(42)	(51)	10	(18.8)

Profit from continuing operations	316	295	21	7.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	316	295	21	7.1

Minority interests	74	0	74	—

Attributable profit to the Group	241	294	(53)	(18.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	23,279	19,146	4,133	21.6
Trading portfolio (w/o loans)	14,661	15,296	(635)	(4.2)
Available-for-sale financial assets	2,386	3,647	(1,260)	(34.6)
Due from credit institutions**	12,927	6,328	6,599	104.3
Intangible assets and property and equipment	400	378	23	6.1
Other assets	5,131	4,431	700	15.8

Total assets/liabilities & shareholders’ equity	58,785	49,225	9,560	19.4

Customer deposits**	27,387	26,120	1,267	4.8
Marketable debt securities**	2,270	1,312	958	73.0
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	8,085	8,785	(700)	(8.0)
Other liabilities	16,580	8,569	8,011	93.5
Shareholders’ equity***	4,463	4,438	25	0.6

Other customer funds under management	11,300	10,503	797	7.6

Mutual funds	11,300	10,503	797	7.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	40,957	37,936	3,021	8.0

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	23.98	26.88	(2.90 p.	)
Efficiency ratio (with amortisations)	38.9	37.1	1.8 p.
NPL ratio	1.92	1.61	0.31 p.
NPL coverage	157.1	194.9	(37.8 p.	)
Number of employees	14,065	13,045	1,020		7.8
Number of branches	1,193	1,125	68		6.0

Mexico

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	477	481	523	526	516

Net fees	180	164	200	207	215
Gains (losses) on financial transactions	31	4	33	36	54
Other operating income*	(10)	(3)	(14)	(21)	(10)

Gross income	677	646	742	749	775

Operating expenses	(251)	(251)	(296)	(330)	(301)
General administrative expenses	(221)	(222)	(269)	(303)	(271)
Personnel	(128)	(128)	(137)	(142)	(148)
Other general administrative expenses	(94)	(94)	(132)	(160)	(123)
Depreciation and amortisation	(30)	(29)	(27)	(28)	(30)

Net operating income	426	395	446	419	474

Net loan-loss provisions	(78)	(101)	(129)	(158)	(142)
Other income	(2)	29	6	22	26

Profit before taxes	346	324	323	283	357

Tax on profit	(51)	(65)	(48)	(43)	(42)

Profit from continuing operations	295	259	275	240	316

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	295	259	275	240	316

Minority interests	0	0	0	58	74

Attributable profit to the Group	294	259	274	181	241

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	19,146	20,454	21,545	20,384	23,279
Trading portfolio (w/o loans)	15,296	16,151	12,811	10,470	14,661
Available-for-sale financial assets	3,647	3,259	3,329	2,772	2,386
Due from credit institutions**	6,328	5,777	7,075	7,672	12,927
Intangible assets and property and equipment	378	309	336	380	400
Other assets	4,431	4,375	4,974	5,209	5,131

Total assets/liabilities & shareholders’ equity	49,225	50,325	50,070	46,886	58,785

Customer deposits**	26,120	26,033	24,162	24,743	27,387
Marketable debt securities**	1,312	1,301	1,343	2,021	2,270
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	8,785	8,899	6,738	3,757	8,085
Other liabilities	8,569	9,792	14,397	13,026	16,580
Shareholders’ equity***	4,438	4,299	3,431	3,340	4,463

Other customer funds under management	10,503	10,453	10,579	10,328	11,300

Mutual funds	10,503	10,453	10,579	10,328	11,300
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	37,936	37,787	36,084	37,091	40,957

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	1.61	1.64	1.69	1.94	1.92
NPL coverage	194.9	183.4	175.4	157.3	157.1

Spread (Retail Banking)	10.16	10.27	10.26	10.49	10.32

Spread loans	8.20	8.35	8.33	8.49	8.46
Spread deposits	1.96	1.92	1.93	2.00	1.86

Mexico

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	682	625	57	9.1

Net fees	284	235	49	20.6
Gains (losses) on financial transactions	71	41	31	75.9
Other operating income*	(14)	(14)	0	(1.1)

Gross income	1,023	887	136	15.4

Operating expenses	(398)	(329)	(69)	21.0
General administrative expenses	(358)	(290)	(68)	23.3
Personnel	(195)	(167)	(28)	16.7
Other general administrative expenses	(162)	(123)	(40)	32.3
Depreciation and amortisation	(40)	(39)	(1)	3.8

Net operating income	625	558	67	12.0

Net loan-loss provisions	(187)	(102)	(85)	83.4
Other income	34	(3)	36	—

Profit before taxes	472	454	18	4.1

Tax on profit	(55)	(67)	12	(18.2)

Profit from continuing operations	417	386	31	7.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	417	386	31	7.9

Minority interests	98	1	98	—

Attributable profit to the Group	319	386	(67)	(17.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	29,808	25,571	4,237	16.6
Trading portfolio (w/o loans)	18,773	20,429	(1,656)	(8.1)
Available-for-sale financial assets	3,056	4,871	(1,815)	(37.3)
Due from credit institutions**	16,553	8,452	8,102	95.9
Intangible assets and property and equipment	513	504	8	1.7
Other assets	6,571	5,918	653	11.0

Total assets/liabilities & shareholders’ equity	75,274	65,745	9,529	14.5

Customer deposits**	35,069	34,886	183	0.5
Marketable debt securities**	2,906	1,752	1,154	65.9
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	10,353	11,734	(1,380)	(11.8)
Other liabilities	21,230	11,445	9,786	85.5
Shareholders’ equity***	5,715	5,928	(213)	(3.6)

Other customer funds under management	14,470	14,028	441	3.1

Mutual funds	14,470	14,028	441	3.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	52,445	50,667	1,778	3.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	625	616	654	682	682

Net fees	235	210	250	268	284
Gains (losses) on financial transactions	41	5	42	47	71
Other operating income*	(14)	(4)	(17)	(26)	(14)

Gross income	887	827	929	971	1,023

Operating expenses	(329)	(321)	(371)	(428)	(398)
General administrative expenses	(290)	(284)	(337)	(392)	(358)
Personnel	(167)	(164)	(171)	(185)	(195)
Other general administrative expenses	(123)	(121)	(166)	(207)	(162)
Depreciation and amortisation	(39)	(37)	(34)	(36)	(40)

Net operating income	558	506	558	543	625

Net loan-loss provisions	(102)	(130)	(163)	(204)	(187)
Other income	(3)	38	7	28	34

Profit before taxes	454	414	402	367	472

Tax on profit	(67)	(83)	(60)	(56)	(55)

Profit from continuing operations	386	331	343	311	417

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	386	331	343	311	417

Minority interests	1	0	0	75	98

Attributable profit to the Group	386	331	342	237	319

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	25,571	25,752	27,858	26,894	29,808
Trading portfolio (w/o loans)	20,429	20,334	16,564	13,814	18,773
Available-for-sale financial assets	4,871	4,103	4,305	3,657	3,056
Due from credit institutions**	8,452	7,273	9,148	10,122	16,553
Intangible assets and property and equipment	504	389	434	501	513
Other assets	5,918	5,508	6,431	6,873	6,571

Total assets/liabilities & shareholders’ equity	65,745	63,359	64,741	61,861	75,274

Customer deposits**	34,886	32,775	31,241	32,645	35,069
Marketable debt securities**	1,752	1,639	1,737	2,666	2,906
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	11,734	11,204	8,712	4,957	10,353
Other liabilities	11,445	12,328	18,615	17,186	21,230
Shareholders’ equity***	5,928	5,413	4,436	4,407	5,715

Other customer funds under management	14,028	13,160	13,679	13,626	14,470

Mutual funds	14,028	13,160	13,679	13,626	14,470
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	50,667	47,574	46,657	48,937	52,445

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	8,620	8,113	507	6.2

Net fees	3,591	3,056	535	17.5
Gains (losses) on financial transactions	901	526	375	71.3
Other operating income*	(172)	(179)	7	(3.7)

Gross income	12,941	11,517	1,423	12.4

Operating expenses	(5,032)	(4,269)	(762)	17.9
General administrative expenses	(4,523)	(3,766)	(757)	20.1
Personnel	(2,470)	(2,173)	(296)	13.6
Other general administrative expenses	(2,053)	(1,593)	(460)	28.9
Depreciation and amortisation	(509)	(503)	(6)	1.1

Net operating income	7,909	7,248	661	9.1

Net loan-loss provisions	(2,370)	(1,327)	(1,044)	78.7
Other income	428	(34)	462	—

Profit before taxes	5,967	5,888	79	1.3

Tax on profit	(696)	(874)	178	(20.4)

Profit from continuing operations	5,271	5,014	257	5.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,271	5,014	257	5.1

Minority interests	1,241	7	1,233	—

Attributable profit to the Group	4,031	5,007	(976)	(19.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	368,141	325,901	42,240	13.0
Trading portfolio (w/o loans)	231,851	260,365	(28,513)	(11.0)
Available-for-sale financial assets	37,741	62,076	(24,335)	(39.2)
Due from credit institutions**	204,440	107,719	96,721	89.8
Intangible assets and property and equipment	6,332	6,427	(94)	(1.5)
Other assets	81,151	75,425	5,726	7.6

Total assets/liabilities & shareholders’ equity	929,657	837,913	91,744	10.9

Customer deposits**	433,113	444,626	(11,513)	(2.6)
Marketable debt securities**	35,894	22,332	13,562	60.7
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	127,866	149,546	(21,680)	(14.5)
Other liabilities	262,202	145,862	116,340	79.8
Shareholders’ equity***	70,582	75,547	(4,966)	(6.6)

Other customer funds under management	178,705	178,789	(84)	(0.0)

Mutual funds	178,705	178,789	(84)	(0.0)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	647,712	645,746	1,965	0.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	8,113	8,334	8,613	8,839	8,620

Net fees	3,056	2,852	3,300	3,470	3,591
Gains (losses) on financial transactions	526	75	558	613	901
Other operating income*	(179)	(59)	(230)	(346)	(172)

Gross income	11,517	11,202	12,241	12,577	12,941

Operating expenses	(4,269)	(4,344)	(4,890)	(5,553)	(5,032)
General administrative expenses	(3,766)	(3,847)	(4,445)	(5,085)	(4,523)
Personnel	(2,173)	(2,214)	(2,252)	(2,392)	(2,470)
Other general administrative expenses	(1,593)	(1,633)	(2,192)	(2,693)	(2,053)
Depreciation and amortisation	(503)	(498)	(446)	(467)	(509)

Net operating income	7,248	6,857	7,350	7,024	7,909

Net loan-loss provisions	(1,327)	(1,747)	(2,145)	(2,656)	(2,370)
Other income	(34)	504	93	369	428

Profit before taxes	5,888	5,614	5,298	4,736	5,967

Tax on profit	(874)	(1,116)	(786)	(721)	(696)

Profit from continuing operations	5,014	4,498	4,512	4,016	5,271

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	5,014	4,498	4,512	4,016	5,271

Minority interests	7	6	6	980	1,241

Attributable profit to the Group	5,007	4,492	4,506	3,035	4,031

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	325,901	345,172	357,835	350,281	368,141
Trading portfolio (w/o loans)	260,365	272,561	212,769	179,914	231,851
Available-for-sale financial assets	62,076	54,991	55,296	47,628	37,741
Due from credit institutions**	107,719	97,490	117,512	131,836	204,440
Intangible assets and property and equipment	6,427	5,211	5,573	6,531	6,332
Other assets	75,425	73,835	82,612	89,520	81,151

Total assets/liabilities & shareholders’ equity	837,913	849,259	831,597	805,711	929,657

Customer deposits**	444,626	439,315	401,292	425,189	433,113
Marketable debt securities**	22,332	21,963	22,308	34,721	35,894
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	149,546	150,182	111,901	64,563	127,866
Other liabilities	145,862	165,247	239,113	223,838	262,202
Shareholders’ equity***	75,547	72,551	56,983	57,399	70,582

Other customer funds under management	178,789	176,393	175,708	177,474	178,705

Mutual funds	178,789	176,393	175,708	177,474	178,705
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	645,746	637,671	599,307	637,385	647,712

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	411	432	(21)	(4.9)

Net fees	105	111	(6)	(5.7)
Gains (losses) on financial transactions	31	16	15	97.7
Other operating income*	7	5	2	41.2

Gross income	554	564	(10)	(1.8)

Operating expenses	(234)	(215)	(19)	9.0
General administrative expenses	(205)	(193)	(12)	6.4
Personnel	(126)	(118)	(8)	6.5
Other general administrative expenses	(79)	(75)	(5)	6.2
Depreciation and amortisation	(29)	(22)	(7)	32.4

Net operating income	320	349	(30)	(8.5)

Net loan-loss provisions	(155)	(125)	(30)	23.7
Other income	(1)	(4)	3	(72.9)

Profit before taxes	164	220	(56)	(25.5)

Tax on profit	(16)	(30)	14	(47.6)

Profit from continuing operations	148	190	(42)	(22.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	148	190	(42)	(22.0)

Minority interests	45	59	(14)	(24.3)

Attributable profit to the Group	103	131	(27)	(21.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	31,615	27,257	4,358	16.0
Trading portfolio (w/o loans)	1,549	1,816	(267)	(14.7)
Available-for-sale financial assets	3,133	4,127	(994)	(24.1)
Due from credit institutions**	3,720	2,625	1,095	41.7
Intangible assets and property and equipment	376	365	10	2.8
Other assets	2,764	2,845	(81)	(2.9)

Total assets/liabilities & shareholders’ equity	43,156	39,035	4,120	10.6

Customer deposits**	23,224	20,547	2,677	13.0
Marketable debt securities**	6,461	5,819	642	11.0
Subordinated debt**	1,164	1,288	(124)	(9.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	5,284	4,827	457	9.5
Other liabilities	4,174	3,926	248	6.3
Shareholders’ equity***	2,849	2,629	220	8.4

Other customer funds under management	6,286	5,091	1,195	23.5

Mutual funds	4,844	5,091	(248)	(4.9)
Pension funds	—	—	—	—
Managed portfolios	1,442	—	1,442	—

Customer funds under management	37,135	32,745	4,390	13.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	15.93	21.30	(5.37 p.	)
Efficiency ratio (with amortisations)	42.3	38.1	4.2 p.
NPL ratio	5.51	4.52	0.99 p.
NPL coverage	53.9	68.3	(14.4 p.	)
Number of employees	12,314	12,225	89		0.7
Number of branches	495	499	(4)		(0.8)

Chile

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	432	415	408	473	411

Net fees	111	112	115	109	105
Gains (losses) on financial transactions	16	41	39	27	31
Other operating income*	5	3	1	(1)	7

Gross income	564	572	563	608	554

Operating expenses	(215)	(234)	(243)	(242)	(234)
General administrative expenses	(193)	(209)	(217)	(214)	(205)
Personnel	(118)	(134)	(136)	(134)	(126)
Other general administrative expenses	(75)	(76)	(81)	(79)	(79)
Depreciation and amortisation	(22)	(25)	(26)	(28)	(29)

Net operating income	349	337	321	366	320

Net loan-loss provisions	(125)	(120)	(171)	(157)	(155)
Other income	(4)	(10)	14	6	(1)

Profit before taxes	220	207	163	215	164

Tax on profit	(30)	(25)	(23)	(23)	(16)

Profit from continuing operations	190	182	140	192	148

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	190	182	140	192	148

Minority interests	59	57	40	58	45

Attributable profit to the Group	131	125	101	134	103

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	27,257	29,074	30,043	29,677	31,615
Trading portfolio (w/o loans)	1,816	1,768	1,717	1,725	1,549
Available-for-sale financial assets	4,127	2,861	2,887	2,949	3,133
Due from credit institutions**	2,625	2,798	3,773	3,151	3,720
Intangible assets and property and equipment	365	360	365	373	376
Other assets	2,845	4,284	3,530	2,799	2,764

Total assets/liabilities & shareholders’ equity	39,035	41,146	42,315	40,674	43,156

Customer deposits**	20,547	23,228	23,192	22,411	23,224
Marketable debt securities**	5,819	5,539	6,329	6,082	6,461
Subordinated debt**	1,288	1,354	1,175	1,151	1,164
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	4,827	4,974	4,960	4,674	5,284
Other liabilities	3,926	3,790	4,519	4,286	4,174
Shareholders’ equity***	2,629	2,261	2,138	2,071	2,849

Other customer funds under management	5,091	5,126	4,751	4,563	6,286

Mutual funds	5,091	5,126	4,751	4,563	4,844
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	1,442

Customer funds under management	32,745	35,246	35,447	34,206	37,135

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.52	4.65	5.00	5.17	5.51
NPL coverage	68.3	64.0	60.8	57.7	53.9
Spread (Retail Banking)	7.01	6.98	6.84	6.61	6.70
Spread loans	4.56	4.62	4.48	4.36	4.31
Spread deposits	2.45	2.36	2.36	2.25	2.39

Chile

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	542	566	(24)	(4.2)

Net fees	138	146	(7)	(5.0)
Gains (losses) on financial transactions	41	21	21	99.2
Other operating income*	9	6	3	42.3

Gross income	731	739	(8)	(1.1)

Operating expenses	(309)	(281)	(28)	9.9
General administrative expenses	(270)	(252)	(18)	7.2
Personnel	(166)	(155)	(11)	7.2
Other general administrative expenses	(104)	(98)	(7)	7.0
Depreciation and amortisation	(39)	(29)	(10)	33.4

Net operating income	422	457	(36)	(7.8)

Net loan-loss provisions	(204)	(164)	(40)	24.7
Other income	(2)	(6)	4	(72.7)

Profit before taxes	216	288	(72)	(24.9)

Tax on profit	(21)	(39)	19	(47.2)

Profit from continuing operations	196	249	(53)	(21.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	196	249	(53)	(21.4)

Minority interests	59	77	(18)	(23.7)

Attributable profit to the Group	137	172	(35)	(20.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	40,483	36,405	4,078	11.2
Trading portfolio (w/o loans)	1,984	2,425	(442)	(18.2)
Available-for-sale financial assets	4,012	5,512	(1,501)	(27.2)
Due from credit institutions**	4,763	3,506	1,257	35.9
Intangible assets and property and equipment	481	488	(7)	(1.4)
Other assets	3,539	3,800	(261)	(6.9)

Total assets/liabilities & shareholders’ equity	55,261	52,136	3,125	6.0

Customer deposits**	29,738	27,442	2,296	8.4
Marketable debt securities**	8,273	7,772	502	6.5
Subordinated debt**	1,491	1,721	(230)	(13.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	6,766	6,446	319	5.0
Other liabilities	5,345	5,243	102	1.9
Shareholders’ equity***	3,648	3,511	137	3.9

Other customer funds under management	8,049	6,800	1,249	18.4

Mutual funds	6,202	6,800	(598)	(8.8)
Pension funds	—	—	—	—
Managed portfolios	1,847	—	1,847	—

Customer funds under management	47,551	43,734	3,817	8.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	566	531	509	613	542

Net fees	146	144	143	141	138
Gains (losses) on financial transactions	21	53	49	35	41
Other operating income*	6	4	2	(1)	9

Gross income	739	733	703	788	731

Operating expenses	(281)	(300)	(304)	(314)	(309)
General administrative expenses	(252)	(268)	(271)	(277)	(270)
Personnel	(155)	(171)	(170)	(174)	(166)
Other general administrative expenses	(98)	(97)	(101)	(103)	(104)
Depreciation and amortisation	(29)	(32)	(32)	(37)	(39)

Net operating income	457	432	399	475	422

Net loan-loss provisions	(164)	(154)	(215)	(204)	(204)
Other income	(6)	(13)	18	8	(2)

Profit before taxes	288	265	202	279	216

Tax on profit	(39)	(31)	(29)	(30)	(21)

Profit from continuing operations	249	233	173	249	196

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	249	233	173	249	196

Minority interests	77	73	49	75	59

Attributable profit to the Group	172	160	125	173	137

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	36,405	36,605	38,845	39,156	40,483
Trading portfolio (w/o loans)	2,425	2,226	2,219	2,276	1,984
Available-for-sale financial assets	5,512	3,602	3,733	3,890	4,012
Due from credit institutions**	3,506	3,522	4,878	4,157	4,763
Intangible assets and property and equipment	488	454	472	492	481
Other assets	3,800	5,394	4,565	3,693	3,539

Total assets/liabilities & shareholders’ equity	52,136	51,803	54,713	53,665	55,261

Customer deposits**	27,442	29,243	29,988	29,569	29,738
Marketable debt securities**	7,772	6,973	8,183	8,025	8,273
Subordinated debt**	1,721	1,705	1,519	1,518	1,491
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	6,446	6,262	6,414	6,166	6,766
Other liabilities	5,243	4,772	5,844	5,655	5,345
Shareholders’ equity***	3,511	2,847	2,765	2,733	3,648

Other customer funds under management	6,800	6,454	6,143	6,020	8,049

Mutual funds	6,800	6,454	6,143	6,020	6,202
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	1,847

Customer funds under management	43,734	44,375	45,833	45,132	47,551

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	256,208	276,624	(20,416)	(7.4)

Net fees	65,411	71,257	(5,846)	(8.2)
Gains (losses) on financial transactions	19,528	10,143	9,385	92.5
Other operating income*	4,099	2,981	1,118	37.5

Gross income	345,246	361,004	(15,758)	(4.4)

Operating expenses	(145,951)	(137,450)	(8,501)	6.2
General administrative expenses	(127,747)	(123,336)	(4,411)	3.6
Personnel	(78,389)	(75,619)	(2,770)	3.7
Other general administrative expenses	(49,358)	(47,716)	(1,641)	3.4
Depreciation and amortisation	(18,204)	(14,115)	(4,090)	29.0

Net operating income	199,295	223,554	(24,259)	(10.9)

Net loan-loss provisions	(96,426)	(80,018)	(16,408)	20.5
Other income	(725)	(2,746)	2,021	(73.6)

Profit before taxes	102,143	140,790	(38,646)	(27.4)

Tax on profit	(9,779)	(19,173)	9,394	(49.0)

Profit from continuing operations	92,364	121,617	(29,252)	(24.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	92,364	121,617	(29,252)	(24.1)

Minority interests	27,824	37,741	(9,917)	(26.3)

Attributable profit to the Group	64,540	83,875	(19,335)	(23.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	19,118,178	17,698,244	1,419,934	8.0
Trading portfolio (w/o loans)	936,792	1,179,112	(242,320)	(20.6)
Available-for-sale financial assets	1,894,436	2,679,752	(785,316)	(29.3)
Due from credit institutions**	2,249,328	1,704,231	545,098	32.0
Intangible assets and property and equipment	227,136	237,232	(10,097)	(4.3)
Other assets	1,671,140	1,847,166	(176,026)	(9.5)

Total assets/liabilities & shareholders’ equity	26,097,010	25,345,737	751,273	3.0

Customer deposits**	14,043,939	13,340,968	702,971	5.3
Marketable debt securities**	3,907,130	3,778,230	128,901	3.4
Subordinated debt**	703,894	836,527	(132,633)	(15.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,195,043	3,133,934	61,109	1.9
Other liabilities	2,524,145	2,548,965	(24,820)	(1.0)
Shareholders’ equity***	1,722,860	1,707,114	15,746	0.9

Other customer funds under management	3,801,165	3,305,670	495,496	15.0

Mutual funds	2,928,982	3,305,670	(376,688)	(11.4)
Pension funds	—	—	—	—
Managed portfolios	872,183	—	872,183	—

Customer funds under management	22,456,128	21,261,394	1,194,734	5.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	276,624	263,818	245,058	293,249	256,208

Net fees	71,257	71,591	69,145	67,251	65,411
Gains (losses) on financial transactions	10,143	26,207	23,883	16,894	19,528
Other operating income*	2,981	2,215	752	(329)	4,099

Gross income	361,004	363,830	338,838	377,065	345,246

Operating expenses	(137,450)	(149,105)	(146,532)	(149,946)	(145,951)
General administrative expenses	(123,336)	(133,239)	(130,957)	(132,402)	(127,747)
Personnel	(75,619)	(85,096)	(82,044)	(83,166)	(78,389)
Other general administrative expenses	(47,716)	(48,143)	(48,913)	(49,236)	(49,358)
Depreciation and amortisation	(14,115)	(15,866)	(15,575)	(17,543)	(18,204)

Net operating income	223,554	214,725	192,307	227,119	199,295

Net loan-loss provisions	(80,018)	(76,598)	(104,058)	(97,428)	(96,426)
Other income	(2,746)	(6,563)	8,851	3,836	(725)

Profit before taxes	140,790	131,565	97,099	133,528	102,143

Tax on profit	(19,173)	(15,664)	(13,927)	(14,431)	(9,779)

Profit from continuing operations	121,617	115,901	83,172	119,096	92,364

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	121,617	115,901	83,172	119,096	92,364

Minority interests	37,741	36,492	23,357	36,115	27,824

Attributable profit to the Group	83,875	79,409	59,814	82,981	64,540

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	17,698,244	18,348,049	18,372,766	18,748,111	19,118,178
Trading portfolio (w/o loans)	1,179,112	1,115,756	1,049,765	1,089,813	936,792
Available-for-sale financial assets	2,679,752	1,805,655	1,765,557	1,862,768	1,894,436
Due from credit institutions**	1,704,231	1,765,475	2,307,234	1,990,545	2,249,328
Intangible assets and property and equipment	237,232	227,468	223,420	235,386	227,136
Other assets	1,847,166	2,703,655	2,159,014	1,768,299	1,671,140

Total assets/liabilities & shareholders’ equity	25,345,737	25,966,059	25,877,755	25,694,922	26,097,010

Customer deposits**	13,340,968	14,658,296	14,183,400	14,157,440	14,043,939
Marketable debt securities**	3,778,230	3,495,417	3,870,576	3,842,344	3,907,130
Subordinated debt**	836,527	854,557	718,668	726,878	703,894
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	3,133,934	3,138,836	3,033,535	2,952,486	3,195,043
Other liabilities	2,548,965	2,391,846	2,763,916	2,707,376	2,524,145
Shareholders’ equity**	1,707,114	1,427,106	1,307,659	1,308,398	1,722,860

Other customer funds under management	3,305,670	3,234,844	2,905,322	2,882,327	3,801,165

Mutual funds	3,305,670	3,234,844	2,905,322	2,882,327	2,928,982
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	872,183

Customer funds under management	21,261,394	22,243,115	21,677,967	21,608,990	22,456,128

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	367	430	(63)	(14.6)

Net fees	93	95	(2)	(2.3)
Gains (losses) on financial transactions	49	58	(9)	(15.8)
Other operating income*	99	81	19	23.3

Gross income	608	663	(56)	(8.4)

Operating expenses	(297)	(278)	(18)	6.6
General administrative expenses	(261)	(248)	(12)	5.0
Personnel	(148)	(139)	(9)	6.8
Other general administrative expenses	(113)	(110)	(3)	2.8
Depreciation and amortisation	(36)	(30)	(6)	19.9

Net operating income	311	385	(74)	(19.2)

Net loan-loss provisions	(27)	(71)	44	(62.0)
Other income	(8)	(19)	11	(57.9)

Profit before taxes	276	295	(19)	(6.4)

Tax on profit	(43)	(57)	13	(23.3)

Profit from continuing operations	233	238	(6)	(2.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	233	238	(6)	(2.4)

Minority interests	—	—	—	—

Attributable profit to the Group	233	238	(6)	(2.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	42,032	40,030	2,002	5.0
Trading portfolio (w/o loans)	241	245	(4)	(1.6)
Available-for-sale financial assets	14,093	13,421	672	5.0
Due from credit institutions**	366	512	(146)	(28.5)
Intangible assets and property and equipment	569	479	90	18.9
Other assets	5,242	5,403	(161)	(3.0)

Total assets/liabilities & shareholders’ equity	62,543	60,091	2,453	4.1

Customer deposits**	39,575	37,828	1,747	4.6
Marketable debt securities**	841	563	278	49.4
Subordinated debt**	1,856	2,220	(363)	(16.4)
Insurance liabilities	—	0	(0)	(100.0)
Due to credit institutions**	12,249	12,364	(115)	(0.9)
Other liabilities	1,912	2,011	(99)	(4.9)
Shareholders’ equity***	6,110	5,105	1,005	19.7

Other customer funds under management	—	1	(1)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)

Customer funds under management	42,272	40,611	1,661	4.1

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	16.17	19.17	(3.00 p.	)
Efficiency ratio (with amortisations)	48.8	42.0	6.9 p.
NPL ratio	2.23	2.46	(0.23 p.	)
NPL coverage	102.8	107.4	(4.6 p.	)
Number of employees	9,543	9,170	373		4.1
Number of branches	719	722	(3)		(0.4)

USA

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	430	428	430	408	367

Net fees	95	97	95	91	93
Gains (losses) on financial transactions	58	78	50	58	49
Other operating income*	81	74	70	63	99

Gross income	663	677	644	620	608

Operating expenses	(278)	(297)	(304)	(303)	(297)
General administrative expenses	(248)	(261)	(263)	(266)	(261)
Personnel	(139)	(140)	(147)	(146)	(148)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)

Net operating income	385	380	340	317	311

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)
Other income	(19)	(28)	(141)	1	(8)

Profit before taxes	295	274	146	256	276

Tax on profit	(57)	(59)	(20)	(30)	(43)

Profit from continuing operations	238	215	126	226	233

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	238	215	126	226	233

Minority interests	—	—	—	—	—

Attributable profit to the Group	238	215	126	226	233

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	40,030	42,984	41,845	41,331	42,032
Trading portfolio (w/o loans)	245	305	313	275	241
Available-for-sale financial assets	13,421	12,854	13,972	14,791	14,093
Due from credit institutions**	512	644	615	714	366
Intangible assets and property and equipment	479	529	532	560	569
Other assets	5,403	6,452	6,394	5,278	5,242

Total assets/liabilities & shareholders’ equity	60,091	63,768	63,671	62,950	62,543

Customer deposits**	37,828	38,344	38,454	38,116	39,575
Marketable debt securities**	563	388	838	820	841
Subordinated debt**	2,220	2,359	2,504	1,986	1,856
Insurance liabilities	0	—	—	—	—
Due to credit institutions**	12,364	15,058	13,949	14,221	12,249
Other liabilities	2,011	2,204	2,642	2,629	1,912
Shareholders’ equity***	5,105	5,415	5,285	5,179	6,110

Other customer funds under management	1	0	0	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	1	0	0	—	—

Customer funds under management	40,611	41,091	41,796	40,922	42,272

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	2.46	2.27	2.31	2.29	2.23
NPL coverage	107.4	113.3	109.7	105.9	102.8

Spread (Retail Banking)	2.82	2.86	2.74	2.68	2.85

Spread loans	2.36	2.45	2.37	2.39	2.51
Spread deposits	0.46	0.41	0.37	0.29	0.34

USA

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	484	563	(79)	(14.0)

Net fees	123	125	(2)	(1.6)
Gains (losses) on financial transactions	64	76	(12)	(15.2)
Other operating income*	131	106	26	24.3

Gross income	803	869	(67)	(7.7)

Operating expenses	(392)	(365)	(27)	7.4
General administrative expenses	(344)	(325)	(19)	5.8
Personnel	(195)	(182)	(14)	7.6
Other general administrative expenses	(149)	(144)	(5)	3.5
Depreciation and amortisation	(48)	(39)	(8)	20.8

Net operating income	411	505	(94)	(18.6)

Net loan-loss provisions	(36)	(93)	57	(61.7)
Other income	(11)	(25)	14	(57.6)

Profit before taxes	365	387	(22)	(5.7)

Tax on profit	(57)	(74)	17	(22.7)

Profit from continuing operations	307	312	(5)	(1.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	307	312	(5)	(1.6)

Minority interests	—	—	—	—

Attributable profit to the Group	307	312	(5)	(1.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Customer loans**	53,821	53,464	358	0.7
Trading portfolio (w/o loans)	309	328	(18)	(5.6)
Available-for-sale financial assets	18,046	17,926	121	0.7
Due from credit institutions**	469	684	(215)	(31.5)
Intangible assets and property and equipment	729	640	89	13.9
Other assets	6,712	7,216	(504)	(7.0)

Total assets/liabilities & shareholders’ equity	80,086	80,257	(171)	(0.2)

Customer deposits**	50,675	50,523	152	0.3
Marketable debt securities**	1,077	752	325	43.3
Subordinated debt**	2,377	2,965	(587)	(19.8)
Insurance liabilities	—	0	(0)	(100.0)
Due to credit institutions**	15,685	16,514	(829)	(5.0)
Other liabilities	2,449	2,687	(238)	(8.9)
Shareholders’ equity***	7,823	6,818	1,006	14.8

Other customer funds under management	—	1	(1)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)

Customer funds under management	54,130	54,240	(110)	(0.2)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	563	548	536	530	484

Net fees	125	125	118	117	123
Gains (losses) on financial transactions	76	101	62	75	64
Other operating income*	106	94	87	82	131

Gross income	869	868	803	805	803

Operating expenses	(365)	(381)	(380)	(393)	(392)
General administrative expenses	(325)	(334)	(328)	(344)	(344)
Personnel	(182)	(180)	(184)	(189)	(195)
Other general administrative expenses	(144)	(154)	(145)	(156)	(149)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)

Net operating income	505	487	423	411	411

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)
Other income	(25)	(35)	(180)	1	(11)

Profit before taxes	387	350	178	331	365

Tax on profit	(74)	(76)	(23)	(39)	(57)

Profit from continuing operations	312	275	155	292	307

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	312	275	155	292	307

Minority interests	—	—	—	—	—

Attributable profit to the Group	312	275	155	292	307

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Customer loans**	53,464	54,117	54,106	54,532	53,821
Trading portfolio (w/o loans)	328	384	405	363	309
Available-for-sale financial assets	17,926	16,183	18,065	19,516	18,046
Due from credit institutions**	684	811	796	942	469
Intangible assets and property and equipment	640	666	688	739	729
Other assets	7,216	8,123	8,267	6,964	6,712

Total assets/liabilities & shareholders’ equity	80,257	80,284	82,327	83,056	80,086

Customer deposits**	50,523	48,276	49,721	50,290	50,675
Marketable debt securities**	752	489	1,083	1,081	1,077
Subordinated debt**	2,965	2,969	3,238	2,621	2,377
Insurance liabilities	0	—	—	—	—
Due to credit institutions**	16,514	18,958	18,036	18,763	15,685
Other liabilities	2,687	2,775	3,416	3,468	2,449
Shareholders’ equity***	6,818	6,818	6,833	6,833	7,823

Other customer funds under management	1	0	0	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	1	0	0	—	—

Customer funds under management	54,240	51,734	54,042	53,992	54,130

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Sovereign Bank

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	369	430	(60)	(14.0)

Net fees	93	95	(3)	(2.8)
Gains (losses) on financial transactions	49	58	(9)	(15.8)
Other operating income*	(14)	(14)	0	(0.4)

Gross income	497	569	(72)	(12.6)

Operating expenses	(297)	(278)	(19)	6.9
General administrative expenses	(261)	(247)	(13)	5.3
Personnel	(148)	(138)	(10)	7.2
Other general administrative expenses	(113)	(110)	(3)	2.9
Depreciation and amortisation	(36)	(30)	(6)	20.0

Net operating income	200	291	(91)	(31.3)

Net loan-loss provisions	(27)	(71)	44	(62.0)
Other income	(8)	(19)	11	(57.9)

Profit before taxes	165	201	(36)	(17.9)

Tax on profit	(44)	(57)	13	(22.7)

Profit from continuing operations	121	144	(23)	(15.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	121	144	(23)	(15.9)

Minority interests	—	—	—	—

Attributable profit to the Group	121	144	(23)	(15.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	430	428	430	408	369

Net fees	95	97	95	91	93
Gains (losses) on financial transactions	58	78	50	58	49
Other operating income*	(14)	(10)	(13)	(17)	(14)

Gross income	569	594	561	540	497

Operating expenses	(278)	(296)	(304)	(303)	(297)
General administrative expenses	(247)	(260)	(262)	(265)	(261)
Personnel	(138)	(140)	(146)	(145)	(148)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)

Net operating income	291	298	257	237	200

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)
Other income	(19)	(28)	(141)	1	(8)

Profit before taxes	201	191	64	176	165

Tax on profit	(57)	(59)	(20)	(30)	(44)

Profit from continuing operations	144	132	44	146	121

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	144	132	44	146	121

Minority interests	—	—	—	—	—

Attributable profit to the Group	144	132	44	146	121

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	488	563	(75)	(13.4)

Net fees	122	125	(3)	(2.1)
Gains (losses) on financial transactions	64	76	(12)	(15.2)
Other operating income*	(19)	(18)	(0)	0.3

Gross income	656	745	(89)	(12.0)

Operating expenses	(392)	(364)	(28)	7.7
General administrative expenses	(344)	(324)	(20)	6.1
Personnel	(195)	(181)	(15)	8.0
Other general administrative expenses	(149)	(144)	(5)	3.6
Depreciation and amortisation	(48)	(39)	(8)	20.9

Net operating income	264	382	(117)	(30.7)

Net loan-loss provisions	(36)	(93)	57	(61.7)
Other income	(11)	(25)	14	(57.6)

Profit before taxes	218	264	(45)	(17.3)

Tax on profit	(58)	(75)	17	(22.2)

Profit from continuing operations	160	189	(29)	(15.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	160	189	(29)	(15.3)

Minority interests	—	—	—	—

Attributable profit to the Group	160	189	(29)	(15.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	563	548	536	530	488

Net fees	125	125	118	117	122
Gains (losses) on financial transactions	76	101	62	75	64
Other operating income*	(18)	(12)	(17)	(22)	(19)

Gross income	745	762	700	700	656

Operating expenses	(364)	(380)	(379)	(393)	(392)
General administrative expenses	(324)	(333)	(327)	(344)	(344)
Personnel	(181)	(179)	(183)	(188)	(195)
Other general administrative expenses	(144)	(154)	(144)	(156)	(149)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)

Net operating income	382	382	320	308	264

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)
Other income	(25)	(35)	(180)	1	(11)

Profit before taxes	264	245	75	227	218

Tax on profit	(75)	(76)	(24)	(39)	(58)

Profit from continuing operations	189	169	52	188	160

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	189	169	52	188	160

Minority interests	—	—	—	—	—

Attributable profit to the Group	189	169	52	188	160

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	(580)	(453)	(127)	28.1

Net fees	(14)	(13)	(0)	2.1
Gains (losses) on financial transactions	231	99	132	133.4
Other operating income	35	42	(7)	(17.4)
Dividends	4	14	(10)	(70.2)
Income from equity-accounted method	(2)	(1)	(1)	138.3
Other operating income/expenses	32	29	4	12.1

Gross income	(328)	(326)	(3)	0.8

Operating expenses	(178)	(171)	(8)	4.4
General administrative expenses	(160)	(142)	(18)	13.0
Personnel	(65)	(67)	2	(2.7)
Other general administrative expenses	(95)	(75)	(20)	27.0
Depreciation and amortisation	(18)	(29)	11	(37.3)

Net operating income	(507)	(496)	(10)	2.1

Net loan-loss provisions	(29)	(4)	(25)	558.4
Other income	(66)	(61)	(5)	8.8

Ordinary profit before taxes	(602)	(562)	(40)	7.2

Tax on profit	54	3	51	—

Ordinary profit from continuing operations	(547)	(559)	11	(2.0)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(547)	(559)	11	(2.0)

Minority interests	(0)	(27)	27	(98.6)

Ordinary attributable profit to the Group	(547)	(531)	(16)	3.0

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	(547)	(531)	(16)	3.0

			Variation
	31.03.13	31.03.12	Amount	%
Balance sheet
Trading portfolio (w/o loans)	6,167	7,119	(952)	(13.4)
Available-for-sale financial assets	17,449	5,020	12,428	247.6
Investments	83	76	7	8.8
Goodwill	25,070	25,200	(131)	(0.5)
Liquidity lent to the Group	26,730	57,118	(30,388)	(53.2)
Capital assigned to Group areas	76,323	73,630	2,694	3.7
Other assets	72,974	108,697	(35,723)	(32.9)

Total assets/liabilities & shareholders’ equity	224,795	276,861	(52,066)	(18.8)

Customer deposits*	2,567	20,129	(17,562)	(87.2)
Marketable debt securities*	79,680	86,915	(7,235)	(8.3)
Subordinated debt	4,471	6,240	(1,769)	(28.4)
Other liabilities	57,125	84,486	(27,362)	(32.4)
Group capital and reserves**	80,953	79,091	1,862	2.4

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	86,718	113,284	(26,566)	(23.5)

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Resources
Number of employees	2,366	2,356	10	0.4

Corporate Activities

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	(453)	(441)	(520)	(429)	(580)

Net fees	(13)	(3)	(9)	(5)	(14)
Gains (losses) on financial transactions	99	226	189	201	231
Other operating income	42	34	60	15	35
Dividends	14	10	21	8	4
Income from equity-accounted method	(1)	(1)	0	(3)	(2)
Other operating income/expenses	29	25	39	9	32

Gross income	(326)	(184)	(280)	(218)	(328)

Operating expenses	(171)	(156)	(149)	(54)	(178)
General administrative expenses	(142)	(136)	(96)	(36)	(160)
Personnel	(67)	(59)	(18)	40	(65)
Other general administrative expenses	(75)	(78)	(78)	(77)	(95)
Depreciation and amortisation	(29)	(20)	(53)	(18)	(18)

Net operating income	(496)	(340)	(429)	(272)	(507)

Net loan-loss provisions	(4)	4	(30)	(54)	(29)
Other income	(61)	18	(74)	(439)	(66)

Ordinary profit before taxes	(562)	(318)	(533)	(765)	(602)

Tax on profit	3	(64)	(32)	126	54

Ordinary profit from continuing operations	(559)	(381)	(565)	(639)	(547)

Net profit from discontinued operations	—	(0)	0	—	—

Ordinary consolidated profit	(559)	(381)	(565)	(639)	(547)

Minority interests	(27)	15	12	(20)	(0)

Ordinary attributable profit to the Group	(531)	(397)	(577)	(619)	(547)

Net capital gains and provisions	—	682	244	56	—

Attributable profit to the Group	(531)	285	(333)	(563)	(547)

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Balance sheet
Trading portfolio (w/o loans)	7,119	8,062	9,940	4,722	6,167
Available-for-sale financial assets	5,020	3,599	6,337	8,949	17,449
Investments	76	73	76	88	83
Goodwill	25,200	25,136	25,178	24,626	25,070
Liquidity lent to the Group	57,118	62,627	47,793	18,583	26,730
Capital assigned to Group areas	73,630	72,388	70,602	69,773	76,323
Other assets	108,697	92,390	91,513	116,712	72,974

Total assets/liabilities & shareholders’ equity	276,861	264,276	251,439	243,453	224,795

Customer deposits*	20,129	13,034	3,150	3,152	2,567
Marketable debt securities*	86,915	82,357	81,730	82,002	79,680
Subordinated debt	6,240	5,344	4,889	4,866	4,471
Other liabilities	84,486	84,594	81,859	73,744	57,125
Group capital and reserves**	79,091	78,947	79,811	79,689	80,953

Other customer funds under management	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds under management	113,284	100,735	89,769	90,020	86,718

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Retail Banking

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	6,547	7,498	(951)	(12.7)

Net fees	2,096	2,157	(61)	(2.8)
Gains (losses) on financial transactions	378	221	157	71.0
Other operating income*	(3)	(50)	47	(94.9)

Gross income	9,018	9,826	(808)	(8.2)

Operating expenses	(4,263)	(4,300)	37	(0.9)
General administrative expenses	(3,770)	(3,857)	87	(2.3)
Personnel	(2,211)	(2,256)	45	(2.0)
Other general administrative expenses	(1,559)	(1,601)	42	(2.6)
Depreciation and amortisation	(493)	(443)	(50)	11.2

Net operating income	4,755	5,526	(771)	(13.9)

Net loan-loss provisions	(2,613)	(3,014)	401	(13.3)
Other income	(169)	(377)	208	(55.1)

Ordinary profit before taxes	1,973	2,134	(162)	(7.6)

Tax on profit	(381)	(441)	60	(13.6)

Ordinary profit from continuing operations	1,591	1,693	(102)	(6.0)

Net profit from discontinued operations	—	17	(17)	(100.0)

Ordinary consolidated profit	1,591	1,711	(119)	(7.0)

Minority interests	235	185	50	27.2

Ordinary attributable profit to the Group	1,356	1,526	(169)	(11.1)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	1,356	1,526	(169)	(11.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Business volumes
Total assets	842,996	842,998	(2)	(0.0)
Customer loans	619,452	631,355	(11,903)	(1.9)
Customer deposits	559,739	520,290	39,449	7.6

Retail Banking

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	7,498	7,341	7,243	6,782	6,547

Net fees	2,157	2,081	2,132	2,100	2,096
Gains (losses) on financial transactions	221	359	305	249	378
Other operating income*	(50)	0	(41)	(54)	(3)

Gross income	9,826	9,783	9,640	9,077	9,018

Operating expenses	(4,300)	(4,212)	(4,343)	(4,335)	(4,263)
General administrative expenses	(3,857)	(3,773)	(3,851)	(3,861)	(3,770)
Personnel	(2,256)	(2,223)	(2,276)	(2,231)	(2,211)
Other general administrative expenses	(1,601)	(1,550)	(1,575)	(1,630)	(1,559)
Depreciation and amortisation	(443)	(439)	(492)	(474)	(493)

Net operating income	5,526	5,571	5,297	4,742	4,755

Net loan-loss provisions	(3,014)	(3,182)	(2,713)	(2,854)	(2,613)
Other income	(377)	(355)	(436)	(129)	(169)

Ordinary profit before taxes	2,134	2,034	2,149	1,760	1,973

Tax on profit	(441)	(438)	(500)	(269)	(381)

Ordinary profit from continuing operations	1,693	1,596	1,648	1,490	1,591

Net profit from discontinued operations	17	11	22	20	—

Ordinary consolidated profit	1,711	1,607	1,670	1,510	1,591

Minority interests	185	167	140	194	235

Ordinary attributable profit to the Group	1,526	1,439	1,530	1,316	1,356

Net capital gains and provisions	—	—	81	—	—

Attributable profit to the Group	1,526	1,439	1,611	1,316	1,356

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Business volumes
Total assets	842,998	860,568	859,440	828,738	842,996
Customer loans	631,355	644,901	635,912	618,523	619,452
Customer deposits	520,290	535,253	534,572	533,978	559,739

Retail Banking Continental Europe

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	1,695	1,925	(230)	(11.9)

Net fees	745	733	12	1.7
Gains (losses) on financial transactions	77	107	(30)	(28.0)
Other operating income*	(63)	(38)	(25)	65.3

Gross income	2,454	2,726	(272)	(10.0)

Operating expenses	(1,391)	(1,333)	(58)	4.3
General administrative expenses	(1,242)	(1,200)	(42)	3.5
Personnel	(770)	(735)	(35)	4.7
Other general administrative expenses	(472)	(465)	(7)	1.5
Depreciation and amortisation	(149)	(133)	(16)	12.0

Net operating income	1,063	1,393	(330)	(23.7)

Net loan-loss provisions	(642)	(1,009)	367	(36.4)
Other income	(62)	(62)	(1)	1.4

Profit before taxes	359	322	36	11.3

Tax on profit	(78)	(67)	(11)	16.3

Profit from continuing operations	280	255	25	10.0

Net profit from discontinued operations	—	1	(1)	(100.0)

Consolidated profit	280	256	25	9.6

Minority interests	28	12	15	122.2

Attributable profit to the Group	253	243	9	3.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	1,925	1,926	1,925	1,781	1,695

Net fees	733	721	710	692	745
Gains (losses) on financial transactions	107	49	62	56	77
Other operating income*	(38)	(21)	(50)	(68)	(63)

Gross income	2,726	2,675	2,646	2,460	2,454

Operating expenses	(1,333)	(1,315)	(1,334)	(1,351)	(1,391)
General administrative expenses	(1,200)	(1,185)	(1,199)	(1,206)	(1,242)
Personnel	(735)	(737)	(744)	(741)	(770)
Other general administrative expenses	(465)	(448)	(455)	(465)	(472)
Depreciation and amortisation	(133)	(130)	(136)	(145)	(149)

Net operating income	1,393	1,360	1,312	1,109	1,063

Net loan-loss provisions	(1,009)	(898)	(630)	(843)	(642)
Other income	(62)	(35)	(17)	(19)	(62)

Profit before taxes	322	427	665	247	359

Tax on profit	(67)	(93)	(170)	(25)	(78)

Profit from continuing operations	255	333	495	222	280

Net profit from discontinued operations	1	(4)	1	(5)	—

Consolidated profit	256	329	496	217	280

Minority interests	12	13	12	9	28

Attributable profit to the Group	243	317	484	207	253

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	839	1,063	(223)	(21.0)

Net fees	407	395	12	3.0
Gains (losses) on financial transactions	35	53	(19)	(34.8)
Other operating income*	(59)	(46)	(13)	28.7

Gross income	1,222	1,465	(244)	(16.6)

Operating expenses	(773)	(778)	5	(0.6)
General administrative expenses	(709)	(709)	(0)	0.0
Personnel	(459)	(461)	2	(0.4)
Other general administrative expenses	(250)	(248)	(2)	0.9
Depreciation and amortisation	(64)	(69)	5	(6.8)

Net operating income	448	687	(239)	(34.8)

Net loan-loss provisions	(376)	(683)	307	(44.9)
Other income	(26)	(31)	5	(16.2)

Profit before taxes	47	(26)	73	—

Tax on profit	(14)	8	(22)	—

Profit from continuing operations	32	(18)	50	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	32	(18)	50	—

Minority interests	0	0	0	131.8

Attributable profit to the Group	32	(18)	50	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	1,063	1,081	1,066	935	839

Net fees	395	412	393	420	407
Gains (losses) on financial transactions	53	48	32	33	35
Other operating income*	(46)	(43)	(55)	(61)	(59)

Gross income	1,465	1,498	1,436	1,328	1,222

Operating expenses	(778)	(762)	(771)	(769)	(773)
General administrative expenses	(709)	(697)	(705)	(704)	(709)
Personnel	(461)	(457)	(461)	(452)	(459)
Other general administrative expenses	(248)	(240)	(244)	(252)	(250)
Depreciation and amortisation	(69)	(66)	(66)	(65)	(64)

Net operating income	687	736	665	559	448

Net loan-loss provisions	(683)	(582)	(323)	(557)	(376)
Other income	(31)	(31)	(8)	(21)	(26)

Profit before taxes	(26)	123	334	(19)	47

Tax on profit	8	(35)	(101)	5	(14)

Profit from continuing operations	(18)	87	233	(13)	32

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	(18)	87	233	(13)	32

Minority interests	0	0	0	0	0

Attributable profit to the Group	(18)	87	232	(13)	32

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.39	2.48	2.65	2.42	2.33

Spread loans	2.06	2.24	2.43	2.51	2.61
Spread deposits	0.33	0.24	0.22	(0.09)	(0.28)

Retail Banking Portugal

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	97	124	(26)	(21.3)

Net fees	65	73	(8)	(11.0)
Gains (losses) on financial transactions	8	65	(57)	(87.8)
Other operating income*	3	1	2	177.5

Gross income	173	262	(90)	(34.2)

Operating expenses	(115)	(117)	2	(1.7)
General administrative expenses	(96)	(98)	2	(1.6)
Personnel	(70)	(71)	1	(1.3)
Other general administrative expenses	(26)	(27)	1	(2.4)
Depreciation and amortisation	(19)	(20)	0	(2.1)

Net operating income	57	145	(88)	(60.5)

Net loan-loss provisions	(58)	(130)	71	(55.1)
Other income	(12)	(16)	4	(24.7)

Profit before taxes	(13)	(1)	(12)	—

Tax on profit	3	3	(0)	(0.9)

Profit from continuing operations	(10)	3	(12)	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(10)	3	(12)	—

Minority interests	(0)	(0)	0	(82.4)

Attributable profit to the Group	(10)	3	(12)	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	124	131	126	102	97

Net fees	73	69	66	61	65
Gains (losses) on financial transactions	65	1	26	(6)	8
Other operating income*	1	2	1	(1)	3

Gross income	262	204	219	156	173

Operating expenses	(117)	(117)	(116)	(119)	(115)
General administrative expenses	(98)	(97)	(97)	(99)	(96)
Personnel	(71)	(71)	(71)	(72)	(70)
Other general administrative expenses	(27)	(26)	(27)	(27)	(26)
Depreciation and amortisation	(20)	(19)	(19)	(20)	(19)

Net operating income	145	87	103	37	57

Net loan-loss provisions	(130)	(86)	(105)	(48)	(58)
Other income	(16)	1	7	0	(12)

Profit before taxes	(1)	2	4	(11)	(13)

Tax on profit	3	5	3	26	3

Profit from continuing operations	3	8	7	15	(10)

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	3	8	7	15	(10)

Minority interests	(0)	(0)	0	(0)	(0)

Attributable profit to the Group	3	8	7	15	(10)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.43	1.43	1.34	1.23	1.22

Spread loans	2.34	2.39	2.47	2.47	2.44
Spread deposits	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)

Retail Banking Poland

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	176	127	49	38.7

Net fees	84	59	25	41.5
Gains (losses) on financial transactions	33	(6)	39	—
Other operating income*	(4)	6	(10)	—

Gross income	289	186	103	55.2

Operating expenses	(145)	(93)	(52)	55.5
General administrative expenses	(131)	(85)	(46)	54.5
Personnel	(76)	(50)	(27)	53.3
Other general administrative expenses	(55)	(35)	(20)	56.3
Depreciation and amortisation	(13)	(8)	(5)	65.9

Net operating income	144	93	51	54.8

Net loan-loss provisions	(41)	(20)	(21)	106.3
Other income	(4)	3	(7)	—

Profit before taxes	99	76	23	29.8

Tax on profit	(20)	(17)	(3)	15.6

Profit from continuing operations	79	59	20	33.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	79	59	20	33.9

Minority interests	20	2	18	832.4

Attributable profit to the Group	59	57	2	3.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	127	132	137	139	176

Net fees	59	41	54	56	84
Gains (losses) on financial transactions	(6)	(3)	11	32	33
Other operating income*	6	19	6	3	(4)

Gross income	186	189	208	231	289

Operating expenses	(93)	(93)	(93)	(97)	(145)
General administrative expenses	(85)	(85)	(86)	(90)	(131)
Personnel	(50)	(49)	(50)	(54)	(76)
Other general administrative expenses	(35)	(36)	(36)	(36)	(55)
Depreciation and amortisation	(8)	(8)	(8)	(8)	(13)

Net operating income	93	96	115	134	144

Net loan-loss provisions	(20)	(32)	(27)	(32)	(41)
Other income	3	1	2	1	(4)

Profit before taxes	76	66	89	102	99

Tax on profit	(17)	(13)	(19)	(22)	(20)

Profit from continuing operations	59	52	70	80	79

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	59	52	70	80	79

Minority interests	2	3	3	5	20

Attributable profit to the Group	57	50	67	76	59

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	4.56	4.59	4.57	4.44	3.14

Spread loans	3.29	3.33	3.41	3.48	2.41
Spread deposits	1.27	1.26	1.16	0.96	0.73

Retail Banking Poland

PLN million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	730	536	194	36.3

Net fees	350	251	98	39.1
Gains (losses) on financial transactions	138	(27)	164	—
Other operating income*	(17)	27	(44)	—

Gross income	1,201	788	413	52.4

Operating expenses	(601)	(393)	(208)	52.8
General administrative expenses	(545)	(359)	(186)	51.8
Personnel	(317)	(211)	(107)	50.6
Other general administrative expenses	(228)	(149)	(80)	53.6
Depreciation and amortisation	(56)	(34)	(21)	63.0

Net operating income	600	394	205	52.1

Net loan-loss provisions	(172)	(85)	(87)	102.7
Other income	(15)	14	(29)	—

Profit before taxes	413	324	89	27.5

Tax on profit	(82)	(73)	(10)	13.5

Profit from continuing operations	330	251	79	31.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	330	251	79	31.6

Minority interests	84	9	75	816.1

Attributable profit to the Group	247	242	5	1.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	536	563	568	571	730

Net fees	251	174	221	232	350
Gains (losses) on financial transactions	(27)	(11)	49	135	138
Other operating income*	27	80	23	14	(17)

Gross income	788	805	861	952	1,201

Operating expenses	(393)	(395)	(386)	(400)	(601)
General administrative expenses	(359)	(362)	(354)	(368)	(545)
Personnel	(211)	(211)	(206)	(222)	(317)
Other general administrative expenses	(149)	(151)	(148)	(147)	(228)
Depreciation and amortisation	(34)	(33)	(32)	(32)	(56)

Net operating income	394	410	476	552	600

Net loan-loss provisions	(85)	(135)	(113)	(133)	(172)
Other income	14	5	7	2	(15)

Profit before taxes	324	281	370	421	413

Tax on profit	(73)	(57)	(79)	(90)	(82)

Profit from continuing operations	251	223	290	331	330

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	251	223	290	331	330

Minority interests	9	11	12	19	84

Attributable profit to the Group	242	213	278	312	247

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	795	900	(105)	(11.6)

Net fees	202	214	(12)	(5.7)
Gains (losses) on financial transactions	15	(20)	35	—
Other operating income*	2	3	(0)	(12.8)

Gross income	1,014	1,096	(82)	(7.5)

Operating expenses	(592)	(594)	1	(0.2)
General administrative expenses	(495)	(502)	7	(1.4)
Personnel	(313)	(323)	9	(2.9)
Other general administrative expenses	(182)	(180)	(2)	1.3
Depreciation and amortisation	(97)	(92)	(6)	6.1

Net operating income	421	502	(81)	(16.1)

Net loan-loss provisions	(154)	(214)	60	(28.0)
Other income	(37)	(49)	13	(25.4)

Ordinary profit before taxes	230	239	(9)	(3.7)

Tax on profit	(49)	(66)	17	(25.3)

Ordinary profit from continuing operations	181	173	8	4.6

Net profit from discontinued operations	—	17	(17)	(100.0)

Ordinary consolidated profit	181	190	(9)	(4.5)

Minority interests	0	0	(0)	(59.3)

Ordinary attributable profit to the Group	181	190	(9)	(4.5)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	181	190	(9)	(4.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	900	820	816	772	795

Net fees	214	236	252	263	202
Gains (losses) on financial transactions	(20)	29	(11)	(25)	15
Other operating income*	3	4	(2)	2	2

Gross income	1,096	1,089	1,055	1,012	1,014

Operating expenses	(594)	(619)	(620)	(578)	(592)
General administrative expenses	(502)	(531)	(508)	(496)	(495)
Personnel	(323)	(333)	(348)	(318)	(313)
Other general administrative expenses	(180)	(198)	(159)	(177)	(182)
Depreciation and amortisation	(92)	(88)	(112)	(83)	(97)

Net operating income	502	469	435	433	421

Net loan-loss provisions	(214)	(212)	(181)	(198)	(154)
Other income	(49)	(41)	(30)	(30)	(37)

Ordinary profit before taxes	239	217	224	205	230

Tax on profit	(66)	(49)	(54)	(51)	(49)

Ordinary profit from continuing operations	173	168	169	154	181

Net profit from discontinued operations	17	15	20	25	—

Ordinary consolidated profit	190	183	190	178	181

Minority interests	0	0	0	0	0

Ordinary attributable profit to the Group	190	183	190	178	181

Net capital gains and provisions	—	—	81	—	—

Attributable profit to the Group	190	183	270	178	181

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.47	1.36	1.34	1.39	1.53

Spread loans	2.49	2.54	2.60	2.66	2.78
Spread deposits	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)

Retail Banking United Kingdom

£ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	676	751	(74)	(9.9)

Net fees	171	178	(7)	(3.9)
Gains (losses) on financial transactions	12	(17)	29	—
Other operating income*	2	2	(0)	(11.1)

Gross income	862	915	(52)	(5.7)

Operating expenses	(504)	(495)	(9)	1.7
General administrative expenses	(421)	(419)	(2)	0.5
Personnel	(267)	(269)	3	(1.0)
Other general administrative expenses	(155)	(150)	(5)	3.3
Depreciation and amortisation	(83)	(76)	(6)	8.2

Net operating income	358	419	(61)	(14.5)

Net loan-loss provisions	(131)	(178)	47	(26.6)
Other income	(31)	(41)	10	(23.9)

Ordinary profit before taxes	196	200	(4)	(1.8)

Tax on profit	(42)	(55)	13	(23.8)

Ordinary profit from continuing operations	154	145	10	6.6

Net profit from discontinued operations	—	14	(14)	(100.0)

Ordinary consolidated profit	154	158	(4)	(2.7)

Minority interests	0	0	(0)	(58.5)

Ordinary attributable profit to the Group	154	158	(4)	(2.7)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	154	158	(4)	(2.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	751	663	644	623	676

Net fees	178	192	199	212	171
Gains (losses) on financial transactions	(17)	24	(9)	(20)	12
Other operating income*	2	3	(1)	2	2

Gross income	915	882	833	817	862

Operating expenses	(495)	(502)	(490)	(467)	(504)
General administrative expenses	(419)	(430)	(401)	(400)	(421)
Personnel	(269)	(270)	(276)	(257)	(267)
Other general administrative expenses	(150)	(161)	(125)	(143)	(155)
Depreciation and amortisation	(76)	(72)	(89)	(67)	(83)

Net operating income	419	380	342	350	358

Net loan-loss provisions	(178)	(172)	(143)	(160)	(131)
Other income	(41)	(33)	(23)	(25)	(31)

Ordinary profit before taxes	200	175	177	165	196

Tax on profit	(55)	(39)	(43)	(41)	(42)

Ordinary profit from continuing operations	145	136	134	124	154

Net profit from discontinued operations	14	12	16	20	—

Ordinary consolidated profit	158	148	150	144	154

Minority interests	0	0	0	0	0

Ordinary attributable profit to the Group	158	148	150	144	154

Net capital gains and provisions	—	—	65	(0)	—

Attributable profit to the Group	158	148	215	144	154

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	3,710	4,263	(553)	(13.0)

Net fees	1,073	1,126	(53)	(4.7)
Gains (losses) on financial transactions	245	83	162	195.9
Other operating income*	(41)	(95)	54	(57.0)

Gross income	4,987	5,377	(390)	(7.3)

Operating expenses	(1,995)	(2,105)	110	(5.2)
General administrative expenses	(1,785)	(1,917)	133	(6.9)
Personnel	(988)	(1,064)	76	(7.2)
Other general administrative expenses	(796)	(853)	56	(6.6)
Depreciation and amortisation	(211)	(188)	(23)	12.2

Net operating income	2,992	3,272	(280)	(8.6)

Net loan-loss provisions	(1,793)	(1,734)	(59)	3.4
Other income	(62)	(247)	185	(75.0)

Profit before taxes	1,136	1,290	(154)	(11.9)

Tax on profit	(217)	(259)	41	(15.9)

Profit from continuing operations	919	1,032	(113)	(10.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	919	1,032	(113)	(10.9)

Minority interests	207	172	35	20.3

Attributable profit to the Group	712	859	(148)	(17.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	4,263	4,192	4,093	3,848	3,710

Net fees	1,126	1,037	1,088	1,057	1,073
Gains (losses) on financial transactions	83	208	207	179	245
Other operating income*	(95)	(53)	(59)	(52)	(41)

Gross income	5,377	5,384	5,330	5,032	4,987

Operating expenses	(2,105)	(1,991)	(2,096)	(2,116)	(1,995)
General administrative expenses	(1,917)	(1,807)	(1,894)	(1,908)	(1,785)
Personnel	(1,064)	(1,018)	(1,043)	(1,033)	(988)
Other general administrative expenses	(853)	(789)	(851)	(874)	(796)
Depreciation and amortisation	(188)	(184)	(202)	(209)	(211)

Net operating income	3,272	3,393	3,234	2,916	2,992

Net loan-loss provisions	(1,734)	(1,996)	(1,855)	(1,741)	(1,793)
Other income	(247)	(251)	(238)	(76)	(62)

Profit before taxes	1,290	1,145	1,142	1,099	1,136

Tax on profit	(259)	(239)	(264)	(177)	(217)

Profit from continuing operations	1,032	906	878	922	919

Net profit from discontinued operations	—	0	(0)	—	—

Consolidated profit	1,032	906	878	922	919

Minority interests	172	155	127	185	207

Attributable profit to the Group	859	751	751	738	712

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	4,899	5,587	(688)	(12.3)

Net fees	1,416	1,476	(59)	(4.0)
Gains (losses) on financial transactions	323	108	215	198.1
Other operating income*	(54)	(125)	71	(56.7)

Gross income	6,584	7,046	(462)	(6.6)

Operating expenses	(2,634)	(2,759)	124	(4.5)
General administrative expenses	(2,356)	(2,513)	156	(6.2)
Personnel	(1,305)	(1,395)	90	(6.5)
Other general administrative expenses	(1,051)	(1,118)	66	(5.9)
Depreciation and amortisation	(278)	(246)	(32)	13.0

Net operating income	3,950	4,288	(338)	(7.9)

Net loan-loss provisions	(2,368)	(2,273)	(95)	4.2
Other income	(82)	(324)	242	(74.8)

Profit before taxes	1,500	1,691	(191)	(11.3)

Tax on profit	(287)	(339)	52	(15.3)

Profit from continuing operations	1,213	1,352	(139)	(10.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,213	1,352	(139)	(10.3)

Minority interests	274	226	48	21.2

Attributable profit to the Group	940	1,126	(187)	(16.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	5,587	5,370	5,104	4,995	4,899

Net fees	1,476	1,328	1,359	1,371	1,416
Gains (losses) on financial transactions	108	268	261	232	323
Other operating income*	(125)	(68)	(73)	(67)	(54)

Gross income	7,046	6,898	6,650	6,530	6,584

Operating expenses	(2,759)	(2,550)	(2,617)	(2,744)	(2,634)
General administrative expenses	(2,513)	(2,314)	(2,364)	(2,474)	(2,356)
Personnel	(1,395)	(1,304)	(1,301)	(1,340)	(1,305)
Other general administrative expenses	(1,118)	(1,010)	(1,063)	(1,133)	(1,051)
Depreciation and amortisation	(246)	(236)	(253)	(270)	(278)

Net operating income	4,288	4,349	4,033	3,786	3,950

Net loan-loss provisions	(2,273)	(2,562)	(2,315)	(2,259)	(2,368)
Other income	(324)	(322)	(296)	(101)	(82)

Profit before taxes	1,691	1,465	1,422	1,426	1,500

Tax on profit	(339)	(306)	(329)	(230)	(287)

Profit from continuing operations	1,352	1,159	1,093	1,196	1,213

Net profit from discontinued operations	—	0	(0)	—	—

Consolidated profit	1,352	1,159	1,093	1,196	1,213

Minority interests	226	198	158	239	274

Attributable profit to the Group	1,126	961	935	957	940

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	2,567	3,114	(547)	(17.6)

Net fees	661	726	(65)	(8.9)
Gains (losses) on financial transactions	213	68	145	214.9
Other operating income*	(23)	(80)	56	(70.8)

Gross income	3,417	3,827	(410)	(10.7)

Operating expenses	(1,263)	(1,421)	159	(11.2)
General administrative expenses	(1,125)	(1,299)	174	(13.4)
Personnel	(612)	(708)	96	(13.5)
Other general administrative expenses	(513)	(591)	79	(13.3)
Depreciation and amortisation	(138)	(122)	(16)	12.9

Net operating income	2,155	2,406	(251)	(10.4)

Net loan-loss provisions	(1,469)	(1,486)	17	(1.2)
Other income	(77)	(222)	144	(65.1)

Profit before taxes	609	699	(90)	(12.9)

Tax on profit	(149)	(163)	14	(8.5)

Profit from continuing operations	460	535	(76)	(14.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	460	535	(76)	(14.2)

Minority interests	115	124	(9)	(7.3)

Attributable profit to the Group	345	412	(67)	(16.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	3,114	3,071	2,946	2,634	2,567

Net fees	726	628	674	635	661
Gains (losses) on financial transactions	68	176	184	138	213
Other operating income*	(80)	(40)	(40)	(28)	(23)

Gross income	3,827	3,834	3,763	3,379	3,417

Operating expenses	(1,421)	(1,309)	(1,357)	(1,348)	(1,263)
General administrative expenses	(1,299)	(1,190)	(1,219)	(1,208)	(1,125)
Personnel	(708)	(649)	(667)	(656)	(612)
Other general administrative expenses	(591)	(542)	(552)	(553)	(513)
Depreciation and amortisation	(122)	(119)	(137)	(140)	(138)

Net operating income	2,406	2,525	2,406	2,031	2,155

Net loan-loss provisions	(1,486)	(1,728)	(1,505)	(1,380)	(1,469)
Other income	(222)	(244)	(241)	(98)	(77)

Profit before taxes	699	553	660	553	609

Tax on profit	(163)	(128)	(190)	(91)	(149)

Profit from continuing operations	535	425	470	462	460

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	535	425	470	462	460

Minority interests	124	107	96	94	115

Attributable profit to the Group	412	318	374	367	345

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.17	15.49	14.81	13.92	13.81

Spread loans	14.44	14.84	14.25	13.41	13.09
Spread deposits	0.73	0.65	0.56	0.51	0.72

Retail Banking Brazil

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	3,389	4,080	(692)	(16.9)

Net fees	873	952	(78)	(8.2)
Gains (losses) on financial transactions	281	89	192	217.3
Other operating income*	(31)	(104)	74	(70.6)

Gross income	4,512	5,016	(504)	(10.0)

Operating expenses	(1,667)	(1,863)	196	(10.5)
General administrative expenses	(1,485)	(1,703)	218	(12.8)
Personnel	(808)	(928)	119	(12.9)
Other general administrative expenses	(677)	(775)	98	(12.7)
Depreciation and amortisation	(182)	(160)	(22)	13.8

Net operating income	2,845	3,153	(309)	(9.8)

Net loan-loss provisions	(1,939)	(1,947)	8	(0.4)
Other income	(102)	(290)	188	(64.9)

Profit before taxes	804	916	(112)	(12.2)

Tax on profit	(197)	(214)	17	(7.9)

Profit from continuing operations	607	702	(95)	(13.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	607	702	(95)	(13.5)

Minority interests	152	162	(11)	(6.6)

Attributable profit to the Group	455	539	(84)	(15.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	4,080	3,934	3,672	3,421	3,389

Net fees	952	803	841	824	873
Gains (losses) on financial transactions	89	227	231	179	281
Other operating income*	(104)	(51)	(50)	(36)	(31)

Gross income	5,016	4,912	4,694	4,388	4,512

Operating expenses	(1,863)	(1,675)	(1,693)	(1,749)	(1,667)
General administrative expenses	(1,703)	(1,524)	(1,521)	(1,568)	(1,485)
Personnel	(928)	(830)	(832)	(851)	(808)
Other general administrative expenses	(775)	(693)	(689)	(717)	(677)
Depreciation and amortisation	(160)	(152)	(172)	(181)	(182)

Net operating income	3,153	3,237	3,001	2,639	2,845

Net loan-loss provisions	(1,947)	(2,218)	(1,875)	(1,792)	(1,939)
Other income	(290)	(312)	(301)	(129)	(102)

Profit before taxes	916	706	825	718	804

Tax on profit	(214)	(164)	(239)	(119)	(197)

Profit from continuing operations	702	543	586	599	607

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	702	543	586	599	607

Minority interests	162	137	120	123	152

Attributable profit to the Group	539	406	467	476	455

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	6,764	7,210	(445)	(6.2)

Net fees	1,743	1,681	62	3.7
Gains (losses) on financial transactions	561	156	404	258.4
Other operating income*	(61)	(185)	123	(66.7)

Gross income	9,006	8,863	144	1.6

Operating expenses	(3,328)	(3,291)	(37)	1.1
General administrative expenses	(2,964)	(3,008)	44	(1.5)
Personnel	(1,613)	(1,639)	26	(1.6)
Other general administrative expenses	(1,351)	(1,369)	18	(1.3)
Depreciation and amortisation	(363)	(283)	(81)	28.5

Net operating income	5,679	5,572	107	1.9

Net loan-loss provisions	(3,870)	(3,441)	(430)	12.5
Other income	(204)	(513)	309	(60.3)

Profit before taxes	1,605	1,618	(13)	(0.8)

Tax on profit	(394)	(378)	(16)	4.1

Profit from continuing operations	1,211	1,240	(29)	(2.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,211	1,240	(29)	(2.3)

Minority interests	303	287	16	5.5

Attributable profit to the Group	908	953	(45)	(4.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	7,210	7,687	7,470	7,056	6,764

Net fees	1,681	1,580	1,706	1,693	1,743
Gains (losses) on financial transactions	156	430	460	367	561
Other operating income*	(185)	(104)	(104)	(78)	(61)

Gross income	8,863	9,592	9,533	9,039	9,006

Operating expenses	(3,291)	(3,285)	(3,435)	(3,583)	(3,328)
General administrative expenses	(3,008)	(2,988)	(3,089)	(3,213)	(2,964)
Personnel	(1,639)	(1,628)	(1,689)	(1,744)	(1,613)
Other general administrative expenses	(1,369)	(1,360)	(1,400)	(1,469)	(1,351)
Depreciation and amortisation	(283)	(297)	(346)	(369)	(363)

Net operating income	5,572	6,307	6,097	5,456	5,679

Net loan-loss provisions	(3,441)	(4,302)	(3,818)	(3,694)	(3,870)
Other income	(513)	(608)	(610)	(281)	(204)

Profit before taxes	1,618	1,397	1,669	1,481	1,605

Tax on profit	(378)	(324)	(478)	(253)	(394)

Profit from continuing operations	1,240	1,073	1,191	1,228	1,211

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,240	1,073	1,191	1,228	1,211

Minority interests	287	269	245	253	303

Attributable profit to the Group	953	804	946	975	908

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	478	422	56	13.2

Net fees	159	137	22	16.4
Gains (losses) on financial transactions	4	7	(2)	(35.8)
Other operating income*	(12)	(8)	(4)	55.2

Gross income	629	558	72	12.8

Operating expenses	(269)	(221)	(48)	21.7
General administrative expenses	(241)	(195)	(47)	24.1
Personnel	(129)	(111)	(18)	16.1
Other general administrative expenses	(112)	(84)	(29)	34.6
Depreciation and amortisation	(28)	(26)	(1)	4.5

Net operating income	360	337	23	7.0

Net loan-loss provisions	(142)	(77)	(65)	83.9
Other income	26	(2)	28	—

Profit before taxes	244	257	(14)	(5.3)

Tax on profit	(10)	(26)	16	(61.5)

Profit from continuing operations	234	232	2	1.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	234	232	2	1.0

Minority interests	56	0	56	—

Attributable profit to the Group	178	231	(53)	(23.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	422	428	466	475	478

Net fees	137	133	147	161	159
Gains (losses) on financial transactions	7	0	(7)	20	4
Other operating income*	(8)	(6)	(14)	(15)	(12)

Gross income	558	555	592	641	629

Operating expenses	(221)	(221)	(265)	(300)	(269)
General administrative expenses	(195)	(196)	(241)	(275)	(241)
Personnel	(111)	(111)	(120)	(126)	(129)
Other general administrative expenses	(84)	(84)	(122)	(150)	(112)
Depreciation and amortisation	(26)	(26)	(24)	(25)	(28)

Net operating income	337	334	327	341	360

Net loan-loss provisions	(77)	(99)	(129)	(152)	(142)
Other income	(2)	29	6	22	26

Profit before taxes	257	264	204	211	244

Tax on profit	(26)	(49)	(14)	(21)	(10)

Profit from continuing operations	232	215	189	189	234

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	232	215	189	189	234

Minority interests	0	0	0	45	56

Attributable profit to the Group	231	215	189	144	178

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.16	10.27	10.26	10.49	10.32

Spread loans	8.20	8.35	8.33	8.49	8.46
Spread deposits	1.96	1.92	1.93	2.00	1.86

Retail Banking Mexico

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	631	553	78	14.1

Net fees	210	179	31	17.2
Gains (losses) on financial transactions	6	9	(3)	(35.3)
Other operating income*	(16)	(10)	(6)	56.3

Gross income	831	731	100	13.7

Operating expenses	(355)	(290)	(66)	22.6
General administrative expenses	(319)	(255)	(64)	25.0
Personnel	(170)	(146)	(25)	17.0
Other general administrative expenses	(148)	(109)	(39)	35.6
Depreciation and amortisation	(36)	(35)	(2)	5.3

Net operating income	475	441	34	7.8

Net loan-loss provisions	(187)	(101)	(86)	85.2
Other income	34	(3)	36	—

Profit before taxes	322	337	(15)	(4.6)

Tax on profit	(13)	(34)	21	(61.2)

Profit from continuing operations	309	303	5	1.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	309	303	5	1.8

Minority interests	74	1	74	—

Attributable profit to the Group	235	303	(68)	(22.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	553	548	583	615	631

Net fees	179	171	184	208	210
Gains (losses) on financial transactions	9	0	(10)	26	6
Other operating income*	(10)	(8)	(18)	(19)	(16)

Gross income	731	711	740	830	831

Operating expenses	(290)	(283)	(332)	(388)	(355)
General administrative expenses	(255)	(251)	(303)	(356)	(319)
Personnel	(146)	(143)	(149)	(163)	(170)
Other general administrative expenses	(109)	(108)	(153)	(194)	(148)
Depreciation and amortisation	(35)	(33)	(30)	(32)	(36)

Net operating income	441	428	407	442	475

Net loan-loss provisions	(101)	(127)	(162)	(196)	(187)
Other income	(3)	38	7	28	34

Profit before taxes	337	339	253	274	322

Tax on profit	(34)	(63)	(17)	(28)	(13)

Profit from continuing operations	303	276	235	246	309

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	303	276	235	246	309

Minority interests	1	0	0	58	74

Attributable profit to the Group	303	275	235	188	235

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	7,976	7,179	797	11.1

Net fees	2,657	2,327	330	14.2
Gains (losses) on financial transactions	72	114	(42)	(37.0)
Other operating income*	(201)	(132)	(69)	52.3

Gross income	10,503	9,488	1,016	10.7

Operating expenses	(4,491)	(3,760)	(731)	19.4
General administrative expenses	(4,030)	(3,311)	(719)	21.7
Personnel	(2,153)	(1,890)	(263)	13.9
Other general administrative expenses	(1,877)	(1,421)	(456)	32.1
Depreciation and amortisation	(461)	(449)	(12)	2.6

Net operating income	6,013	5,728	285	5.0

Net loan-loss provisions	(2,370)	(1,314)	(1,057)	80.4
Other income	429	(34)	462	—

Profit before taxes	4,071	4,381	(309)	(7.1)

Tax on profit	(167)	(441)	275	(62.2)

Profit from continuing operations	3,905	3,940	(35)	(0.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,905	3,940	(35)	(0.9)

Minority interests	939	7	932	—

Attributable profit to the Group	2,966	3,933	(967)	(24.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	7,179	7,416	7,680	7,974	7,976

Net fees	2,327	2,315	2,431	2,700	2,657
Gains (losses) on financial transactions	114	3	(126)	338	72
Other operating income*	(132)	(111)	(237)	(250)	(201)

Gross income	9,488	9,624	9,747	10,761	10,503

Operating expenses	(3,760)	(3,835)	(4,382)	(5,044)	(4,491)
General administrative expenses	(3,311)	(3,391)	(3,990)	(4,631)	(4,030)
Personnel	(1,890)	(1,930)	(1,969)	(2,109)	(2,153)
Other general administrative expenses	(1,421)	(1,462)	(2,021)	(2,522)	(1,877)
Depreciation and amortisation	(449)	(443)	(392)	(413)	(461)

Net operating income	5,728	5,789	5,365	5,718	6,013

Net loan-loss provisions	(1,314)	(1,708)	(2,137)	(2,553)	(2,370)
Other income	(34)	505	94	367	429

Profit before taxes	4,381	4,585	3,322	3,532	4,071

Tax on profit	(441)	(846)	(225)	(358)	(167)

Profit from continuing operations	3,940	3,739	3,097	3,174	3,905

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	3,940	3,739	3,097	3,174	3,905

Minority interests	7	6	6	765	939

Attributable profit to the Group	3,933	3,733	3,091	2,409	2,966

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	381	403	(21)	(5.3)

Net fees	91	97	(6)	(6.2)
Gains (losses) on financial transactions	11	(6)	18	—
Other operating income*	(3)	(5)	2	(37.7)

Gross income	480	488	(8)	(1.6)

Operating expenses	(210)	(193)	(17)	9.0
General administrative expenses	(183)	(172)	(11)	6.3
Personnel	(112)	(105)	(7)	6.4
Other general administrative expenses	(71)	(67)	(4)	6.2
Depreciation and amortisation	(27)	(20)	(6)	31.4

Net operating income	270	295	(25)	(8.5)

Net loan-loss provisions	(151)	(125)	(26)	21.1
Other income	(0)	(4)	4	(96.7)

Profit before taxes	119	166	(47)	(28.4)

Tax on profit	(9)	(21)	13	(59.3)

Profit from continuing operations	110	145	(35)	(23.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	110	145	(35)	(23.9)

Minority interests	36	48	(12)	(24.5)

Attributable profit to the Group	74	97	(23)	(23.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	403	386	384	441	381

Net fees	97	98	99	94	91
Gains (losses) on financial transactions	(6)	19	17	0	11
Other operating income*	(5)	(4)	(5)	(10)	(3)

Gross income	488	499	495	524	480

Operating expenses	(193)	(211)	(219)	(217)	(210)
General administrative expenses	(172)	(188)	(196)	(191)	(183)
Personnel	(105)	(120)	(121)	(120)	(112)
Other general administrative expenses	(67)	(68)	(75)	(71)	(71)
Depreciation and amortisation	(20)	(23)	(23)	(26)	(27)

Net operating income	295	288	276	307	270

Net loan-loss provisions	(125)	(121)	(174)	(161)	(151)
Other income	(4)	(9)	13	6	(0)

Profit before taxes	166	158	115	152	119

Tax on profit	(21)	(16)	(15)	(13)	(9)

Profit from continuing operations	145	142	100	139	110

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	145	142	100	139	110

Minority interests	48	47	30	45	36

Attributable profit to the Group	97	95	70	94	74

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.01	6.98	6.84	6.61	6.70

Spread loans	4.56	4.62	4.48	4.36	4.31
Spread deposits	2.45	2.36	2.36	2.25	2.39

Retail Banking Chile

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	503	528	(24)	(4.6)

Net fees	120	127	(7)	(5.5)
Gains (losses) on financial transactions	15	(8)	23	—
Other operating income*	(4)	(6)	2	(37.3)

Gross income	634	639	(6)	(0.9)

Operating expenses	(277)	(253)	(25)	9.8
General administrative expenses	(242)	(226)	(16)	7.1
Personnel	(148)	(138)	(10)	7.2
Other general administrative expenses	(94)	(88)	(6)	7.0
Depreciation and amortisation	(35)	(27)	(9)	32.4

Net operating income	357	387	(30)	(7.8)

Net loan-loss provisions	(200)	(164)	(36)	22.0
Other income	(0)	(6)	6	(96.7)

Profit before taxes	157	217	(61)	(27.9)

Tax on profit	(11)	(28)	16	(59.0)

Profit from continuing operations	145	190	(44)	(23.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	145	190	(44)	(23.3)

Minority interests	47	62	(15)	(23.9)

Attributable profit to the Group	98	127	(29)	(23.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	528	495	478	571	503

Net fees	127	125	124	122	120
Gains (losses) on financial transactions	(8)	24	22	0	15
Other operating income*	(6)	(4)	(6)	(13)	(4)

Gross income	639	640	618	679	634

Operating expenses	(253)	(270)	(274)	(281)	(277)
General administrative expenses	(226)	(241)	(245)	(247)	(242)
Personnel	(138)	(154)	(151)	(155)	(148)
Other general administrative expenses	(88)	(87)	(93)	(92)	(94)
Depreciation and amortisation	(27)	(29)	(29)	(34)	(35)

Net operating income	387	370	344	398	357

Net loan-loss provisions	(164)	(156)	(219)	(208)	(200)
Other income	(6)	(12)	16	7	(0)

Profit before taxes	217	202	142	197	157

Tax on profit	(28)	(20)	(18)	(17)	(11)

Profit from continuing operations	190	182	124	180	145

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	190	182	124	180	145

Minority interests	62	60	37	58	47

Attributable profit to the Group	127	122	86	122	98

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	237,789	257,846	(20,057)	(7.8)

Net fees	56,538	61,906	(5,368)	(8.7)
Gains (losses) on financial transactions	6,987	(4,149)	11,136	—
Other operating income*	(1,906)	(3,143)	1,237	(39.4)

Gross income	299,408	312,459	(13,051)	(4.2)

Operating expenses	(130,991)	(123,461)	(7,530)	6.1
General administrative expenses	(114,271)	(110,394)	(3,878)	3.5
Personnel	(69,860)	(67,451)	(2,410)	3.6
Other general administrative expenses	(44,411)	(42,943)	(1,468)	3.4
Depreciation and amortisation	(16,719)	(13,067)	(3,652)	27.9

Net operating income	168,417	188,998	(20,581)	(10.9)

Net loan-loss provisions	(94,328)	(79,959)	(14,368)	18.0
Other income	(91)	(2,877)	2,786	(96.8)

Profit before taxes	73,998	106,162	(32,164)	(30.3)

Tax on profit	(5,357)	(13,519)	8,162	(60.4)

Profit from continuing operations	68,642	92,643	(24,002)	(25.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	68,642	92,643	(24,002)	(25.9)

Minority interests	22,395	30,442	(8,046)	(26.4)

Attributable profit to the Group	46,246	62,201	(15,955)	(25.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	257,846	245,846	230,500	273,187	237,789

Net fees	61,906	62,234	59,817	58,031	56,538
Gains (losses) on financial transactions	(4,149)	11,873	10,598	(2)	6,987
Other operating income*	(3,143)	(2,236)	(3,063)	(6,474)	(1,906)

Gross income	312,459	317,718	297,852	324,741	299,408

Operating expenses	(123,461)	(134,121)	(132,113)	(134,333)	(130,991)
General administrative expenses	(110,394)	(119,716)	(118,068)	(118,170)	(114,271)
Personnel	(67,451)	(76,587)	(73,013)	(74,324)	(69,860)
Other general administrative expenses	(42,943)	(43,129)	(45,056)	(43,846)	(44,411)
Depreciation and amortisation	(13,067)	(14,405)	(14,045)	(16,163)	(16,719)

Net operating income	188,998	183,597	165,739	190,409	168,417

Net loan-loss provisions	(79,959)	(77,305)	(105,828)	(99,794)	(94,328)
Other income	(2,877)	(5,830)	8,042	3,483	(91)

Profit before taxes	106,162	100,462	67,952	94,097	73,998

Tax on profit	(13,519)	(10,129)	(8,784)	(7,913)	(5,357)

Profit from continuing operations	92,643	90,333	59,168	86,184	68,642

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	92,643	90,333	59,168	86,184	68,642

Minority interests	30,442	29,716	17,746	27,699	22,395

Attributable profit to the Group	62,201	60,617	41,422	58,485	46,246

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	346	410	(64)	(15.6)

Net fees	76	85	(8)	(9.6)
Gains (losses) on financial transactions	42	52	(10)	(19.2)
Other operating income*	99	81	19	23.0

Gross income	564	627	(63)	(10.1)

Operating expenses	(284)	(268)	(16)	6.0
General administrative expenses	(248)	(238)	(11)	4.5
Personnel	(140)	(133)	(6)	4.6
Other general administrative expenses	(109)	(104)	(5)	4.4
Depreciation and amortisation	(36)	(30)	(5)	17.9

Net operating income	280	359	(80)	(22.1)

Net loan-loss provisions	(25)	(58)	33	(57.0)
Other income	(8)	(19)	11	(57.9)

Profit before taxes	247	283	(36)	(12.6)

Tax on profit	(36)	(49)	13	(26.7)

Profit from continuing operations	211	233	(22)	(9.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	211	233	(22)	(9.6)

Minority interests	—	—	—	—

Attributable profit to the Group	211	233	(22)	(9.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	410	404	409	381	346

Net fees	85	86	83	89	76
Gains (losses) on financial transactions	52	73	47	39	42
Other operating income*	81	71	70	64	99

Gross income	627	635	609	573	564

Operating expenses	(268)	(287)	(293)	(290)	(284)
General administrative expenses	(238)	(250)	(252)	(252)	(248)
Personnel	(133)	(135)	(141)	(138)	(140)
Other general administrative expenses	(104)	(115)	(110)	(114)	(109)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)

Net operating income	359	348	316	283	280

Net loan-loss provisions	(58)	(75)	(47)	(71)	(25)
Other income	(19)	(28)	(151)	(3)	(8)

Profit before taxes	283	246	118	209	247

Tax on profit	(49)	(57)	(12)	(16)	(36)

Profit from continuing operations	233	189	106	193	211

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	233	189	106	193	211

Minority interests	—	—	—	—	—

Attributable profit to the Group	233	189	106	193	211

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.82	2.86	2.74	2.68	2.85

Spread loans	2.36	2.45	2.37	2.39	2.51
Spread deposits	0.46	0.41	0.37	0.29	0.34

Retail Banking USA

US$ million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	457	538	(80)	(15.0)

Net fees	101	111	(10)	(8.9)
Gains (losses) on financial transactions	55	68	(13)	(18.6)
Other operating income*	131	106	25	24.0

Gross income	744	822	(78)	(9.4)

Operating expenses	(375)	(351)	(24)	6.8
General administrative expenses	(328)	(311)	(17)	5.3
Personnel	(184)	(175)	(9)	5.4
Other general administrative expenses	(144)	(137)	(7)	5.2
Depreciation and amortisation	(47)	(40)	(7)	18.8

Net operating income	369	471	(102)	(21.6)

Net loan-loss provisions	(33)	(75)	43	(56.7)
Other income	(11)	(25)	14	(57.6)

Profit before taxes	326	370	(44)	(12.0)

Tax on profit	(48)	(65)	17	(26.2)

Profit from continuing operations	278	306	(27)	(8.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	278	306	(27)	(8.9)

Minority interests	—	—	—	—

Attributable profit to the Group	278	306	(27)	(8.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	538	517	511	495	457

Net fees	111	111	103	116	101
Gains (losses) on financial transactions	68	94	58	51	55
Other operating income*	106	91	87	83	131

Gross income	822	813	760	744	744

Operating expenses	(351)	(367)	(366)	(376)	(375)
General administrative expenses	(311)	(321)	(314)	(327)	(328)
Personnel	(175)	(173)	(176)	(180)	(184)
Other general administrative expenses	(137)	(148)	(138)	(147)	(144)
Depreciation and amortisation	(40)	(47)	(52)	(49)	(47)

Net operating income	471	446	393	368	369

Net loan-loss provisions	(75)	(96)	(58)	(92)	(33)
Other income	(25)	(35)	(193)	(5)	(11)

Profit before taxes	370	314	143	271	326

Tax on profit	(65)	(73)	(14)	(21)	(48)

Profit from continuing operations	306	241	129	250	278

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	306	241	129	250	278

Minority interests	—	—	—	—	—

Attributable profit to the Group	306	241	129	250	278

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	631	665	(34)	(5.1)

Net fees	338	361	(23)	(6.3)
Gains (losses) on financial transactions	357	475	(118)	(24.9)
Other operating income*	53	37	16	43.3

Gross income	1,379	1,538	(159)	(10.3)

Operating expenses	(438)	(447)	9	(2.1)
General administrative expenses	(392)	(407)	15	(3.6)
Personnel	(254)	(260)	6	(2.3)
Other general administrative expenses	(137)	(146)	9	(6.1)
Depreciation and amortisation	(46)	(41)	(6)	13.9

Net operating income	941	1,091	(150)	(13.7)

Net loan-loss provisions	(162)	(56)	(107)	192.2
Other income	(18)	(35)	16	(47.0)

Profit before taxes	761	1,001	(240)	(24.0)

Tax on profit	(217)	(290)	73	(25.2)

Profit from continuing operations	544	711	(167)	(23.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	544	711	(167)	(23.5)

Minority interests	63	60	3	4.6

Attributable profit to the Group	480	650	(170)	(26.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Business volumes
Total assets	341,301	320,957	20,344	6.3
Customer loans	94,015	92,514	1,501	1.6
Customer deposits	82,803	95,977	(13,174)	(13.7)

Global Wholesale Banking

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	665	679	669	695	631

Net fees	361	352	332	316	338
Gains (losses) on financial transactions	475	88	146	130	357
Other operating income*	37	158	29	44	53

Gross income	1,538	1,277	1,176	1,184	1,379

Operating expenses	(447)	(441)	(449)	(427)	(438)
General administrative expenses	(407)	(398)	(401)	(386)	(392)
Personnel	(260)	(254)	(261)	(238)	(254)
Other general administrative expenses	(146)	(144)	(140)	(149)	(137)
Depreciation and amortisation	(41)	(42)	(48)	(41)	(46)

Net operating income	1,091	836	727	757	941

Net loan-loss provisions	(56)	(128)	(147)	(90)	(162)
Other income	(35)	(14)	20	(17)	(18)

Profit before taxes	1,001	695	600	651	761

Tax on profit	(290)	(193)	(171)	(172)	(217)

Profit from continuing operations	711	502	429	478	544

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	711	502	429	478	544

Minority interests	60	50	43	56	63

Attributable profit to the Group	650	452	387	422	480

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Business volumes
Total assets	320,957	330,417	332,874	319,094	341,301
Customer loans	92,514	100,707	98,281	87,897	94,015
Customer deposits	95,977	89,179	85,937	82,023	82,803

Asset Management and Insurance

EUR million

			Variation
	Q1 ’13	Q1 ’12	Amount	%
Income statement
Net interest income	26	30	(3)	(11.1)

Net fees	87	96	(9)	(9.4)
Gains (losses) on financial transactions	2	1	1	123.7
Other operating income*	84	98	(15)	(14.9)

Gross income	199	225	(26)	(11.5)

Operating expenses	(77)	(76)	(0)	0.3
General administrative expenses	(68)	(67)	(0)	0.2
Personnel	(40)	(40)	(0)	1.1
Other general administrative expenses	(28)	(28)	0	(1.0)
Depreciation and amortisation	(9)	(9)	(0)	1.3

Net operating income	122	148	(26)	(17.6)

Net loan-loss provisions	0	(0)	0	—
Other income	(0)	(5)	5	(92.7)

Profit before taxes	122	143	(21)	(14.7)

Tax on profit	(27)	(40)	13	(33.0)

Profit from continuing operations	95	103	(8)	(7.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	95	103	(8)	(7.6)

Minority interests	5	9	(4)	(40.9)

Attributable profit to the Group	90	94	(4)	(4.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.13	31.03.12	Amount	%
Business volumes
Total assets	27,616	26,518	1,098	4.1
Customer loans	304	431	(127)	(29.4)
Customer deposits	7,895	6,091	1,804	29.6

Asset Management and Insurance

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Income statement
Net interest income	30	29	28	32	26

Net fees	96	114	102	106	87
Gains (losses) on financial transactions	1	(1)	1	2	2
Other operating income*	98	91	65	101	84

Gross income	225	233	195	241	199

Operating expenses	(76)	(78)	(78)	(75)	(77)
General administrative expenses	(67)	(68)	(69)	(66)	(68)
Personnel	(40)	(40)	(42)	(38)	(40)
Other general administrative expenses	(28)	(28)	(27)	(28)	(28)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(9)

Net operating income	148	156	117	166	122

Net loan-loss provisions	(0)	(2)	(0)	0	0
Other income	(5)	(10)	2	3	(0)

Profit before taxes	143	144	120	169	122

Tax on profit	(40)	(36)	(28)	(50)	(27)

Profit from continuing operations	103	108	92	119	95

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	103	108	92	119	95

Minority interests	9	3	4	3	5

Attributable profit to the Group	94	104	87	116	90

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Business volumes
Total assets	26,518	26,143	26,873	26,798	27,616
Customer loans	431	409	427	286	304
Customer deposits	6,091	6,239	6,154	7,196	7,895

NPL ratio

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Continental Europe	5.41	5.67	6.07	6.29	6.62

Spain	3.35	3.26	3.64	3.84	4.12
Portugal	4.59	5.42	6.16	6.56	6.88
Poland	4.74	4.93	4.69	4.72	7.39
Santander Consumer Finance	4.05	3.88	3.96	3.90	3.98

United Kingdom	1.82	1.83	1.94	2.05	2.03

Latin America	4.67	5.14	5.31	5.42	5.44

Brazil	5.76	6.51	6.79	6.86	6.90
Mexico	1.61	1.64	1.69	1.94	1.92
Chile	4.52	4.65	5.00	5.17	5.51

USA	2.46	2.27	2.31	2.29	2.23

Operating Areas	3.95	4.09	4.33	4.53	4.71

Total Group	3.98	4.11	4.34	4.54	4.76

NPL coverage

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Continental Europe	54.1	58.9	68.4	73.0	71.0

Spain	49.4	43.6	45.7	50.0	50.3
Portugal	57.6	53.4	51.7	53.1	52.9
Poland	66.3	62.1	64.0	68.3	67.6
Santander Consumer Finance	108.3	110.7	109.7	109.5	108.7

United Kingdom	37.5	37.5	44.8	44.1	42.1

Latin America	91.6	89.5	89.8	87.5	86.7

Brazil	90.0	90.1	92.0	90.2	90.4
Mexico	194.9	183.4	175.4	157.3	157.1
Chile	68.3	64.0	60.8	57.7	53.9

USA	107.4	113.3	109.7	105.9	102.8

Operating Areas	62.1	64.8	71.3	73.3	71.8

Total Group	61.2	64.3	69.5	72.4	70.9

Spreads loans and deposits

%

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13
Retail Banking Spain
Spread loans	2.06	2.24	2.43	2.51	2.61
Spread deposits	0.33	0.24	0.22	(0.09)	(0.28)

SUM	2.39	2.48	2.65	2.42	2.33

Retail Banking Portugal
Spread loans	2.34	2.39	2.47	2.47	2.44
Spread deposits	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)

SUM	1.43	1.43	1.34	1.23	1.22

Retail Banking Poland
Spread loans	3.29	3.33	3.41	3.48	2.41
Spread deposits	1.27	1.26	1.16	0.96	0.73

SUM	4.56	4.59	4.57	4.44	3.14

Santander Consumer Finance
Spread loans	4.51	4.57	4.67	4.73	5.39
Retail Banking United Kingdom
Spread loans	2.49	2.54	2.60	2.66	2.78
Spread deposits	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)

SUM	1.47	1.36	1.34	1.39	1.53

Retail Banking Brazil
Spread loans	14.44	14.84	14.25	13.41	13.09
Spread deposits	0.73	0.65	0.56	0.51	0.72

SUM	15.17	15.49	14.81	13.92	13.81

Retail Banking Mexico
Spread loans	8.20	8.35	8.33	8.49	8.46
Spread deposits	1.96	1.92	1.93	2.00	1.86

SUM	10.16	10.27	10.26	10.49	10.32

Retail Banking Chile
Spread loans	4.56	4.62	4.48	4.36	4.31
Spread deposits	2.45	2.36	2.36	2.25	2.39

SUM	7.01	6.98	6.84	6.61	6.70

Retail Banking USA
Spread loans	2.36	2.45	2.37	2.39	2.51
Spread deposits	0.46	0.41	0.37	0.29	0.34

SUM	2.82	2.86	2.74	2.68	2.85

Risk-weighted assets

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13
Continental Europe	227,304	223,405	223,390	216,756	218,839

Spain	127,500	125,338	125,435	121,941	120,003
Portugal	19,960	18,753	18,694	17,753	17,273
Poland	8,579	8,893	8,795	9,799	16,411
Santander Consumer Finance	47,232	47,309	47,443	47,411	47,507
Spain’s run-off real estate	17,035	15,409	14,882	13,198	12,292

United Kingdom	93,128	94,828	96,805	94,555	91,476

Latin America	167,538	165,215	165,386	169,215	176,601

Brazil	101,875	99,107	99,038	103,151	106,425
Mexico	20,460	22,108	22,172	21,866	23,653
Chile	23,746	25,292	25,810	25,904	27,956

USA	48,151	50,095	49,313	49,668	51,153

Operating Areas	536,121	533,543	534,894	530,194	538,069

Corporate Activities	34,118	27,981	27,391	26,836	30,086

Total Group	570,239	561,524	562,285	557,030	568,155

ACTIVITY AND RESULTS

ACTIVITY AND RESULTS

First Quarter 2013

25 April 2013

Santander

25 April 2013

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro- economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda Group performance Q1’13 — Highlights — Results Business areas performance Q1’13 Outlook Appendix

Q1'13 Highlights

4

1 Profit starts going back to normal

Q1'13 attrib. profit: EUR 1,205 mill.

Impact from low interest rates and priority for liquidity

2 Sharp increase in deposits

Reduction of commercial[1] gap in Q1'13: -EUR 20 bn.

Group LDR[2]: 109% **Group LCR[3]:** 145%

3 Solid capital position

BIS II (Mar'13): 10.67%

BIS III *phase-in* (Dec'13): 11.95%

4 Credit quality

NPL ratio: 4.76% **Coverage:** 71%

NPL entries below the 2011 and 2012 quarterly average

Santander

Q1’13 Highlights 4 1 Profit starts going 2 Sharp increase in deposits back to normal 1 Q1’13 attrib. profit: EUR 1,205 mill. Reduction of commercial gap in Q1’13: -EUR 20 bn. Impact from low interest rates and priority for liquidity Group LDR2: 109% Group LCR3: 145% 3 4 Solid capital position Credit quality NPL ratio: 4.76% Coverage: 71% BIS II (Mar’13): 10.67% NPL entries below BIS III phase-in (Dec’13): 11.95% the 2011 and 2012 quarterly average 5 Integrations underway in order to strengthen our position in core markets (1) Difference loans-deposits (including retail commercial paper) (2) Net loan-to-deposit ratio (3) Liquidity Coverage Ratio, December 2012

5

1 Profit starts going back to normal

Sharp profit increase over previous quarters

EUR million

Accounting attributable profit
1,627
123
122
423
1,205
Q1'12
Q2
Q3
Q4
Q1'13

Q1'13 Highlights

Santander

1 Profit starts going back to normal 5 Sharp profit increase over previous quarters EUR million Accounting attributable profit Q1’13 Highlights 1,627 1,205 Lower provisions for real estate Expenses below inflation and with mergers underway 423 Impact from low interest rates environment 123 122 Q1’12 Q2 Q3 Q4 Q1’13

6

2 Solid liquidity position

High liquidity generation due to business dynamics …

Reduction of the Group's commercial* gap

-EUR 30 bn.
-EUR 20 bn.
FY 2012
Q1'13

(*) Difference loans-deposits (including retail commercial paper)

… reducing the reliance on wholesale issuances

Issuances made

Total
EUR 16 bn.
EUR 10 bn.
M/L term issuances
Securitisations¹
12
4
9
1
Q1'12
Q1'13

- **Spain and the UK:** needs well below maturities
- **SCF:** towards self-financing (securitisations)

(1) Placed in the market and including structured financing

Santander

2 Solid liquidity position 6 High liquidity generation . reducing the reliance due to business dynamics … on wholesale issuances Reduction of the Group’s commercial* gap Issuances made -EUR 30 bn. Total EUR 16 bn. -EUR 20 bn. EUR 10 bn. M/L term issuances 12 9 Securitisations1 4 1 Q1’12 Q1’13 FY 2012 Q1’13 ? Spain and the UK:needs well below maturities With the highest reduction in Spain: ? SCF: towards self-financing In Q1’13: -EUR 11 billion (securitisations) (*) Difference loans-deposits (including retail commercial paper) (1) Placed in the market and including structured financing

7

2 Solid liquidity position

Solid liquidity ratios …

Net loan-to-deposit[1] ratio. Total Group

150%
135%
117%
117%
113%
109%
D'08
D'09
D'10
D'11
D'12
M'13

Deposits[1] + M/L term financing / net loans

104%
106%
115%
113%
118%
119%
D'08
D'09
D'10
D'11
D'12
M'13

… with high liquidity* reserves

Group: liquidity reserves*

Dec. 2012

EUR 217 bn.
Total Group

Repayment to the ECB of EUR 31 bn. borrowed in LTROs

LCR: 145% well above that required for 2019

(1) Including retail commercial paper

Santander

2 Solid liquidity position 7 Solid liquidity ratios … … with high liquidity* reserves Net loan-to-deposit1 ratio. Total Group Group: liquidity reserves* Dec. 2012 150% 135% ? Covers 100% of short term 117% 117% 113% EUR 217 bn. wholesale outstanding issuances 109% (17 bn) and medium- and long-term (153 bn) ? M/L term envisaged maturities for the remainder of 2013: EUR 24 bn. D’08 D’09 D’10 D’11 D’12 M’13 Total Group Deposits1 + M/L term financing / net loans 115% 118% 119% 113% Repayment to the ECB LCR: 145% 104% 106% of EUR 31 bn. well above that borrowed in LTROs required for 2019 D’08 D’09 D’10 D’11 D’12 M’13 (*) cash + deposits in central banks + available public debt + discount available at central banks + other liquid assets (1) Including retail commercial paper

3 Solid capital position

8

Strong ordinary generation of capital is maintained

BIS II Core capital ratio
5.91%
6.25%
7.58%
8.61%
8.80%
10.02%
10.33%
10.67%
Dec'06
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12
Mar'13
+34 b.p.
in the quarter

Note: Dec'06 and Dec'07 under BIS I

Santander

3 Solid capital position 8 Strong ordinary generation of capital is maintained BIS II Core capital ratio 10.02% +34 b.p. in the quarter 8.80% 8.61% 7.58% 6.25% 5.91% Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Dec’12 Mar’13 Note: Dec’06 and Dec’07 under BIS I

3 Solid capital position 9

Core capital ratio
10.67%
+101
Organic[1] Generation
+67
Other[2]
12.35%
-40
phase-in[3]
11.95%
-55
IAS 19
-100
Intangibles + Minority interests[4]
-120
DTAs[5]
9.20%
Basel 2.5
Basel 2.5
B III (phase-in)
B III (Fully loaded 2019)
Mar'13
Dec'13

…which will favour the natural business evolution

Santander

3 Solid capital position 9 BIS III Core capital: comfortable starting point (11.95% phase-in Dec’13) … Core capital ratio …which will favour the -40 natural business evolution +67 12.35% +101 -55 Strong ordinary capital generation phase-in -100 10.67% Other2 IAS 19 -120 Organic1 Intangibles Environment of low growth in RWA Generation + Minority 4 DTAs interests Deleveraging of non-core assets Moreover, the reduction of intangibles and the absorption of DTAs is not included (period: 10 years) Basel 2.5 Basel 2.5 B III B III (phase-in) (Fully loaded 2019) Mar’13 Dec’13 (5) Total DTAs:-240 b.p. to be deducted in 10 years, (50% until 2019 and the other 50% as of 2024). Fully loaded estimate by 2024: 8% (1) Profit + Scrip dividend + RWAs evolution (2) Implementing in local markets internal models and other (3) Deductions below 10/15% limits, CVA and other (4) Intangibles:-50 b.p.; Minority interests:-50 b.p.

4 Credit quality. NPL and coverage ratios (%)

10

Group's NPL ratio

Group's coverage ratio

%
61
64
70
72
71
Mar'12
Jun'12
Sep'12
Dec'12
Mar'13

Santander

4 Credit quality. NPL and coverage ratios (%) 10 The Group maintains high coverage ratios after the effort made in 2012. NPL ratio continues the trend of previous quarters … Group’s NPL ratio Group’s coverage ratio % % 72 71 70 64 4.76 4.54 4.34 61 4.11 3.98 Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 Mar’12 Jun’12 Sep’12 Dec’12 Mar’13

11

4 Credit quality. NPL ratio by unit (%)

HIGHER NPLs IN Q1'13

Customers[1] gross loans
Spain 24%
Portugal 4%
Poland 2%
Brazil 11%
Latam ex-Brazil 9%
USA 6%
UK 33%
Other Europe 1%
SCF 8%
Discont. real estate 2%

STABLE NPLs IN Q1'13

Real estate
35.1 42.4 46.3 54.1 56.3
M'12 J'12 S'12 D'12 M'13
Spain
3.4 3.3 3.6 3.8 4.1
M'12 J'12 S'12 D'12 M'13
Portugal
4.6 5.4 6.2 6.6 6.9
M'12 J'12 S'12 D'12 M'13
Poland
KB entry
4.7 4.9 4.7 4.7 7.4
5.4
M'12 J'12 S'12 D'12 M'13
SCF
4.1 3.9 4.0 3.9 4.0
M'12 J'12 S'12 D'12 M'13
Brazil
5.8 6.5 6.8 6.9 6.9
M'12 J'12 S'12 D'12 M'13
UK
1.8 1.8 1.9 2.1 2.0
M'12 J'12 S'12 D'12 M'13
USA
2.5 2.3 2.3 2.3 2.2
M'12 J'12 S'12 D'12 M'13
Latam Ex-Brazil
3.2 3.4 3.5 3.6 3.7
M'12 J'12 S'12 D'12 M'13

(1) % over operating areas.

Santander

4 Credit quality. NPL ratio by unit (%) 11 . although, in the first quarter . 2/3 of the Group’s gross loans have a stable NPL ratio Real estate Spain Portugal Poland HIGHER NPLs 6.9 6.6 KB 6.2 7.4 54.1 56.3 5.4 entry IN Q1’13 46.3 4.6 42.4 3.8 4.1 3.4 3.3 3.6 35.1 4.7 4.9 4.7 4.7 5,4 Spain Portugal 24% 4% Poland M’12 J’12 S’12 D’12 M’13 M’12 J’12 S’12 D’12 M’13 M’12 J’12 S’12 D’12 M’13 M’12 J’12 S’12 D’12 M’13 2% Discont. real estate Brazil 2% 11% 1 SCF SCF Customers 4.1 3.9 4.0 3.9 4.0 6.8 6.9 6.9 8% Latam Brazil 6.5 gross loans ex-Brazil 5.8 Other 9% M’12 J’12 S’12 D’12 M’13 Europe 1% USA M’12 J’12 S’12 D’12 M’13 6% UK UK 1.8 1.8 1.9 2.1 2.0 33% M’12 J’12 S’12 D’12 M’13 Latam USA 3.7 STABLE NPLs Ex-Brazil 3.4 3.5 3.6 3.2 2.5 2.3 2.3 IN Q1’13 2.3 2.2 M’12 J’12 S’12 D’12 M’13 M’12 J’12 S’12 D’12 M’13 (1) % over operating areas.

12

5 Integration: Santander + Banesto + Banif merger

Merger plan "*on target*"

- **17 Dec'12** — Board approved transaction
- **9 Jan'13** — Board approved merger project
- **21 Mar'13** — Banesto AGM
- **22 Mar'13** — Santander AGM
  - Approvals
- **End of Apr'13** — Regulatory and administrative approval
- **May'13**
  - Legal merger
  - Delivery of Santander shares
    - ➢ Rebranding and operational integration — Dec'13
    - ➢ Streamlining branches/workforce — 3 years

Actions taken during integration process (Q1'13)

Santander

5 Integration: Santander + Banesto + Banif merger 12 Merger plan “on target” 17 Dec’12 9 Jan’13 21 Mar’13 22 Mar’13 End of Apr’13 May’13 BanestoSantander Regulatory and ? Legal merger Board approved Board approved AGMAGM administrative ? Delivery of transaction merger project approval Approvals Santander shares ? Rebranding and Dec’13 operational integration ? Streamlining branches/workforce 3 years Actions taken during integration process (Q1’13) New structure (retail network and central services) Agreement with trade unions Branches streamlining plan: overlappings identified Customers: operations free of charge between entities + Welcome Pack (May’13)

13

5 Integration: Santander + Banesto + Banif merger

Branches streamlining

Closure of branches (nº)

250
450
0
2013
2014
2015

Restructuring costs

EUR mill. (before tax)

330
170
100
2013
2014
2015

Accumulated cost synergies

Dec'12 announcement

- May'13 – May'14: **EUR 206 mill.** (Year 1)
- May'14 – May'15: **EUR 326 mill.** (Year 2)
- May'15 – May'16: **EUR 420 mill.** (Year 3)

Update as of April 2013

EUR mill. (before tax)

61
295
420
2013
2014
2015

Santander

5 Integration: Santander + Banesto + Banif merger 13 Restructuring effort concentrated in 2013 and the beginning of 2014, which enables anticipation of the announced synergies Branches streamlining Restructuring costs Closure of branches (nº) EUR mill. (before tax) 450 330 250 170 100 0 2013 2014 2015 2013 2014 2015 Accumulated cost synergies Dec’12 announcement Update as of April 2013 EUR mill. (before tax) May’13 420 EUR 206 mill. (Year 1) May’14 295 EUR 326 mill. (Year 2) May’15 61 EUR 420 mill. (Year 3) May’16 2013 2014 2015

14

5 Integration. BZ WBK + Kredyt Bank merger

Merger plan *"on target"*

- **Jan'13** – Legal merger
- **Q1'13** – New structure
  - Retail Division (ca. 900 branches) – Jan'13
  - Corporate, SMEs – Mar'13
  - Central Services – Mar'13
- **Q1'13** – Measures to increase productivity (individuals, SMEs, etc.)
- **Q3'13** – Branch Rebranding
- **End of 2014** – Customer migration to BZ WBK. Integration completed

Current synergies estimate

Accumulated cost synergies
PLN mill. (before tax)
175
220
340
2013
2014
2015

+6% of those envisaged in the merger announcement

Santander

5 Integration. BZ WBK + Kredyt Bank merger 14 Merger plan “on target” Jan’13 Q1’13 Q1’13 Q3’13 End of 2014 Measures to increase Customer migration to BZ WBK. Legal merger New structure productivity Branch Rebranding Integration completed (individuals, SMEs, etc.) ? Retail Division (ca. 900 branches) Jan’13 ? Corporate, SMEs Mar’13 ? Central Services Mar’13 Current synergies estimate Accumulated cost synergies PLN mill. (before tax) 340 220 +6% of those envisaged 175 in the merger announcement 2013 2014 2015

Agenda Group performance Q1’13 — Highlights — Results Business areas performance Q1’13 Outlook Appendix

Grupo Santander Results Q1’13 16 Higher profit over Q4’12 backed by stable net operating income and lower provisions. In the year-on-year comparison impact from lower gross income. forex and perimeter Var. / Q4’12 Var. / Q1’12 EUR Mill. Q1’13% % excl. fx %% excl. fx and perimeter and perimeter Gross income 10,290 +0.1 -0.2 -8.8 -3.8 Operating expenses -4,996 +1.2 +0.9 -0.9 +2.9 Net operating income 5,294 -0.9 -1.2 -15.2 -9.2 Loan-loss provisions -2,919 -6.9 -7.4 -6.4 +0.1 Other results -372 -46.7 -47.9 -34.8 -36.3 Profit before tax 2,003 +32.5 +33.7 -21.6 -14.5 Tax and discontinued operations -496 +94.4 +93.7 -29.5 -24.6 Net profit 1,508 +19.9 +21.4 -18.6 -10.6 Minority interests 303 +29.6 +21.8 +33.7 +2.6 Profit before capital gains/prov. 1,205 +17.7 +21.2 -25.9 -12.5 Net of capital gains/provisions — -100.0 -100.0 — — Accounting attrib. profit 1,205 +184.9 +202.1 -25.9 -12.5

Gross income 17 Stable gross income, although pressure on net interest income (liquidity buffer, funding cost and low interest rates -euro and Brazil-) Gross income Group’s gross income Q1’13 / Q4’12: Constant EUR million +EUR 46 mill.; +0.4% 10,724 10,828 10,353 10,244 10,290 Q1’13 / Q4’12 Continental Europe +184 UK +30 Latam -56 Q1’12 Q2 Q3 Q4 Q1’13 USA -2 Corporate Centre -111

Operating expenses 18 In Q1’13, reduction in Latin America (Brazil and Mexico) and increase in Poland (perimeter), the UK and Corporate Centre Expenses Group’s Expenses Q1’13 / Q4’12: +EUR 95 mill.; +1.9% Constant EUR million Q1’13 / Q4’12 4,836 4,821 4,910 4,901 4,996 Continental Europe +57 UK +42 Latam -127 Q1’12 Q2 Q3 Q4 Q1’13 USA -1 Corporate Centre +124

Provisions

19

Lower provisions after the effort made in 2012

Group's provisions

Constant EUR million

2,935
2,780
3,293
2,230
2,905
1,130
3,142
2,919
Q1'12
Q2
Q3
Q4
Q1'13
Net loan-loss provisions
Real estate provisions in Spain

	Q1'13 / Q4'12
Continental Europe	-155
UK	-29
Latam	+19
USA	-34
Corporate Centre	-25

Santander

Provisions 19 Lower provisions after the effort made in 2012 Loan-loss provisions Group’s provisions Q1’13 / Q4’12: -EUR 224 mill.; -7.1% Constant EUR million 2,780 2,230 Q1’13 / Q4’12 1,130 Continental Europe -155 2,935 3,293 3,142 UK -29 2,905 2,919 Latam +19 Q1’12 Q2 Q3 Q4 Q1’13 USA -34 Net loan-loss provisions Real estate provisions in Spain Corporate Centre -25

Agenda Group performance Q1’13 — Highlights — Results Business areas performance Q1’13 Outlook Appendix

Business areas. Q1'13

21

High geographic diversification of profits generation

Portugal, 1%
Poland, 4%
Spain, 11%
Brazil, 26%
SCF, 9%
(Germany, 5%)
UK, 12%
Mexico, 13%
USA, 12%
Other Latam, 7%
Chile, 5%

Santander

Business areas. Q1’13 21 High geographic diversification of profits generation Ordinary attributable profit by principal segments in Q1’13(1) Portugal, 1% Poland, 4% Spain, 11% SCF, 9% Brazil, 26% (Germany, 5%) UK, 12% USA, 12% Mexico, 13% Other Latam, Chile, 5% 7% (1) Over operating areas ordinary attributable profit excluding discontinued real estate activity in Spain

Spain* Q1'13. Results

22

Activity

Volumes

Var. Mar'13 / Mar'12

+13%
-4%
Loans
Deposits

NII / ATAs

1.57%
1.44%
1.31%
Q1'12
Q4'12
Q1'13

Gross income

EUR million

New loans and deposits

Yield[1] on loans

Base 100: Q1'12

Companies
100
92
88
88
93
Mortgages
100
85
82
78
86
Q1'12 Q2'12 Q3'12 Q4'12 Q1'13

Cost of term deposits[2]

Base 100: Q1'12

100
95
105
122
82
Q1'12 Q2'12 Q3'12 Q4'12 Q1'13

Attributable profit

EUR million

(1) Yield.- gross income / average balance

(2) Cost of term deposits - cost / average balance

Santander

Spain* Q1’13. Results 22 In the quarter, focus on deposits and improved yield / cost in new loans and deposits, will gradually be reflected in gross income Activity Gross income EUR million Volumes NII / ATAs Var. Mar’13 / Mar’12 +3% +13% 1.57% 1.44% 2,043 1,961 1,919 1.31% 1,758 1,815 -4% Loans Deposits Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 New loans and deposits Attributable profit Yield1 on loans Cost of term deposits2 EUR million Base 100: Q1’12 Companies Base 100: Q1’12 100 92 93 88 88 122 342 +79% 105 100 95 202 201 207 Mortgages 100 82 116 85 82 78 86 Q1’12 Q2’12 Q3’12 Q4’12 Q1’13 Q1’12 Q2’12Q3’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 (*) Including retail networks of Santander, Banesto and Banif, Global Banking & Markets Spain, Asset Management Spain, Insurance Spain and ALCO Spain. Excluding SCF Spain and the discontinued real estate activity in Spain (1) Yield.- gross income / average balance (2) Cost of term deposits—cost / average balance

Spain* Q1'13. Volumes

23

EUR billion

Deposits
TOTAL
Retail commercial paper
Time deposits / other
Demand deposits
184
8
96
80
199
12
103
84
208
10
110
88
Mar'12
Dec'12
Mar'13

Gross loans
TOTAL
Household mortgages
Other loans to individuals
Companies + suppliers financ.
Other Public sector
187
55
14
105
13
182
53
13
104
12
181
52
13
103
13
Mar'12
Dec'12
Mar'13

Highlights

- Y-o-Y increase in deposits market share: +230 b.p.
- Narrowing commercial gap in Q1'13: -EUR 11 bn.
- Lower demand in loans to individuals
- Stable loans to companies. Actions:
  - In 2012: EUR 5,200 mill. via *Crédito Activación* and *Plan Exporta*
  - In 2013: *Plan 10.000* launched in April

Santander

Spain* Q1’13. Volumes 23 Excellent deposit evolution, and thus gain market share. Loans decreasing at slower pace in the quarter EUR billion Deposits TOTAL 208 199 184 10 Highlights Retail commercial 12 paper 8 Time deposits / 110 96 103 other Y-o-Y increase in deposits market share: +230 b.p. 80 84 88 Narrowing commercial gap in Q1’13: -EUR 11 bn. Demand deposits Mar’12 Dec’12 Mar’13 Lower demand in loans to individuals Stable loans to companies. Actions: TOT 187 182 181—In 2012: EUR 5,200 mill. via Crédito Activación Househ mortga 55 53 52 and Plan Exporta Other loans 14 individu 13 13—In 2013: Plan 10.000 launched in April Companies 105 104 103 suppliers fina Other Public sector 13 12 13 Mar’12 Dec’12 Mar’13 (*) Including retail networks of Santander, Banesto and Banif, Global Banking & Markets Spain, Asset Management Spain, Insurance Spain and ALCO Spain. Excluding SCF Spain and the discontinued real estate activity in Spain

24

Spain. NPL ratio and entries

NPL ratio

%
Rest of portfolio
Total
Household mortgages
3.6
3.5
3.9
4.1
4.5
3.4
3.3
3.6
3.8
4.1
2.6
2.6
2.8
3.0
3.0
Mar'12
Jun'12
Sep'12
Dec'12
Mar'13

- **Greater stability in household mortgages and other individual customers**
- **Impact on NPL ratio from the lower denominator**

NPL entries[2] >90 days

Base 100: H1'08
Non-real estate companies
100
207
235
144
216
219
234
287
266
283
255
Mortgages to individual customers
100
154
164
96
100
89
107
105
103
95
78
Other loans to individuals
100
165
157
101
76
67
62
56
56
55
40
Consumer loans
100
138
142
88
64
53
48
48
47
53
51
Cards
H1'08
H2
H1'09
H2
H1'10
H2
H1'11
H2
H1'12
H2
Q1'13

Santander

Spain. NPL ratio and entries 24 Higher NPL ratio, mainly due to companies and lower denominator. Stable NPL entries from individuals and companies1 in recent quarters NPL ratio NPL entries2 >90 days % Base 100: H1’08 Non-real estate companies Rest of 4.5 287 266 283 4.1 portfolio 235 234 255 3.9 207 216 219 3.6 3.5 100 144 3.8 4.1 Total 3.6 3.4 3.3 Household Mortgages to individual customers 2.8 3.0 3.0 mortgages 2.6 2.6 154 164 Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 107 105 100 96 100 103 95 89 78 Other loans to individuals ? Greater stability in household mortgages 165 157 and other individual customers 100 142 101 Consumer loans ? Impact on NPL ratio from the lower 138 76 67 62 56 56 55 40 denominator 100 88 Cards 64 53 48 48 47 53 51 H1’08 H2 H1’09 H2 H1’10 H2 H1’11 H2 H1’12 H2 Q1’13 (1) Companies without real estate purpose (2) Gross entries according to schedule (before recoveries)

Discontinued real estate activity in Spain Q1’13 25 In Q1’13, greater focus on reducing loans. The high coverage ratios are maintained Basic data Net loans EUR million Coverage 17,389 Total balance* (EUR mill.) 14,070 22,582 10,598 19,026 7,298 6,844 15,453 12,277 11,936 Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 Net foreclosures EUR million Coverage Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 53% 4,445 4,220 4,177 3,676 3,656 Attributable profit Q1’13: -EUR 175 mill. Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 (*) Including loans, foreclosures and equity stakes (Metrovacesa and SAREB)

Portugal Q1'13

26

Activity

Volumes

Var. Mar'13 / Mar'12

+2%
-8%
Loans
Deposits

Balances (EUR bn.) and LDR ratio[1]

119%
108%
28
23
26
24
Loans
Dep.
Mar'12
Loans
Dep.
Mar'13

Gross income

EUR million

Net interest income return

Yield / Cost

3.94%
3.68%
3.40%
3.11%
2.91%
Yield
2.49%
2.37%
2.32%
2.25%
2.12%
Cost
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13

NII / ATAs

1.34%
1.14%
1.11%
Q1'12
Q4'12
Q1'13

Attributable profit

EUR million

(1) Net loan-to-deposit ratio

Santander

Portugal Q1’13 26 Results impacted by deleveraging, mortgage repricing (already completed) and the high cost of funds (already on a downward trend) Activity Gross income EUR million Volumes Balances (EUR bn.) and LDR ratio1 Var. Mar’13 / Mar’12 318 +19% 119% 108% 267 258 +2% 195 28 26 23 24 -8% Loans Deposits Loans Dep. Loans Dep. Mar12 Mar’13 Q1’12 Q2 Q3 Q4 Q1’13 Net interest income return Attributable profit EUR million Yield / Cost NII / ATAs 3.94% 3.68% Yield 3.40% 3.11% 1.34% 2.91% 1.14% 1.11% -19% 32 38 2.49% 2.37% 26 26 21 2.32% 2.25% 2.12% Cost Q1’12Q2’12 Q3’12 Q4’12 Q1’13 Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 (1) Net loan-to-deposit ratio

Poland Q1'13 27

Activity

Volumes[1]

Var. Mar'13 / Mar'12

Excl. perimeter
+6%
+11%
+79%
+79%
Loans
Deposits

Balance (constant EUR bn.) and LDR[2] ratio

91%
91%
9
10
16
18
Loans
Dep.
Loans
Dep.
Mar'12
Mar'13

Gross income

Constant EUR mill.

+19%
222
248
236
267
318
Q1'12
Q2
Q3
Q4
Q1'13

Net interest income return

Yield / Cost

7.11%
7.09%
7.20%
7.23%
6.77%
Yield
5.81%
Cost
3.07%
3.05%
3.00%
3.19%
3.19%
2.90%
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13

NII / ATAs

3.63%
3.80%
2.48%
Q1'12
Q4'12
Q1'13

Attributable profit

Constant EUR mill.

-7%
76
89
81
98
91
74
86
79
93
21
70
Net profit
Minorit. int.
Attrib. profit
Q1'12
Q2
Q3
Q4
Q1'13

Santander

Poland Q1’13 27 Impact in the quarter from the first consolidation of Kredyt Bank and sharp drop in interest rates Activity Gross income Volumes1 Balance (constant EUR bn.) Constant EUR mill. and LDR2 ratio Var. Mar’13 / Mar’12 +19% Excl. perimeter 91% 91% 318 +6% +11% 267 18 248 236 16 222 +79% +79% 10 9 Loans Dep. Loans Dep. Loans Deposits Mar’12 Mar’13 Q1’12 Q2 Q3 Q4 Q1’13 Net interest income return Attributable profit Yield / Cost NII / ATAs Constant EUR mill. 7.11% 7.09% 7.20% 7.23% 6.77% -7% Yield 89 98 91 Net profit 5.81% 3.63% 3.80% 76 81 Cost 2.48% 21 Minorit. int. 3.07% 74 86 79 93 70 3.05% 3.00% 3.19% 3.19% 2.90% Attrib. profit Q1’12Q2’12 Q3’12 Q4’12 Q1’13 Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 (1) In local currency (2) Net loan-to-deposit ratio

Santander Consumer Finance Continental Europe Q1'13

28

Activity

Volumes

Var. Mar'13/Mar'12

0%
-5%
Loans
Deposits

NII / Provisions (% /ATAs)

Net interest income
3.35%
3.19%
3.21%
2.39
2.11
2.27
Provisions
0.96%
1.08%
0.94%
Q1'12
Q4'12
Q1'13

Gross income: EUR 59 bn.

% / total

Other
Germany
Poland
6
5
Italy
11
Spain
12
52
14
Nordic countries

New loans: -5%

Var. % Q1'13/Q1'12

Germany -4%
Nordic count. +16%
Poland +34%
Spain -15%
Italy -48%
Other -11%

Gross income

EUR million

Attributable profit*

EUR million

Santander

Santander Consumer Finance Continental Europe Q1’13 28 Stable profit backed by recurring gross income and lower provisions. Increased market share in lower activity market (eurozone new car sales: -13%) Activity Gross income Volumes EUR million NII / Provisions (% /ATAs) +1% Var. Mar’13/Mar’12 Net interest income 3.35% 3.21% 810 3.19% 782 780 770 776 0% 2,39 -5% 2,11 2,27 Provisions 0.96% 1.08% 0.94% Q1’12 Q2 Q3 Q4 Q1’13 Loans Deposits Q1’12 Q4’12 Q1’13 Gross income: EUR 59 bn. New loans: -5% Attributable profit* % / total Var. % Q1’13/Q1’12 E Other Germany Germany -4% +9% Poland 6 5 206 Nordic count. +16% 176 181 162 176 Italy 11 Poland +34% Spain 12 52 Spain -15% 14 Italy -48% Q1’12 Q2 Q3 Q4 Q1’13 Nordic Other -11% * Excluding Santander Consumer UK’s profit as it is recorded in Santander UK. countries Including it, Q1’13 attributable profit was EUR 207 mill.

United Kingdom Q1'13

29

Activity[1]

Volumes
Balances in £ bn. Var. Mar'13/Mar'12
-7%
+2%
+1%
162
SMEs +15%
32
151
Mortgages
Companies
Deposits 2

Loans yield - deposits cost
1.47%
1.36%
1.34%
1.39%
1.53%

Gross income

£ mill.
+3%
1,088
1,006
936
947
973
Q1'12
Q2
Q3
Q4
Q1'13

Results

£ mill.

	Q1'13	% /Q1'12	% /Q4'12
Gross income	973	-11%	+3%
Costs	-560	+1%	+7%
Loan-loss prov.	-137	-21%	-15%
Net profit cont. operat.	191	-17%	+2%
Attributable profit	191	-22%	-8%

Attributable profit

£ mill.
Attrib. profit
Discontinued operations
Continued operations
+2%
243
229
198
186
256
(*)
174
207
187
191
Q1'12
Q2
Q3
Q4
Q1'13

Santander

United Kingdom Q1’13 29 Improved spreads in the front book started to be reflected in net interest income. Sucessful retail transformation, reflected in the 1|2|3 product range and SMEs Activity1 Gross income Ł mill. Volumes Loans yield—deposits cost +3% Balances in Ł bn. Var. Mar’13/Mar’12 1,088 1,006 947 973 1.53% 936 -7% +2% +1% 1.47% 1.39% 1.36% 1.34% NII / average assets 162 SMEs 151 +15% 32 1.55% 1.34% 1.27% 1.27% 1.45% Mortgages Companies Deposits 2 Q1’12 Q2’12 Q3’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Results Attributable profit Ł mill. Q1’13% /Q1’12% /Q4’12 Ł mill. Gross income 973 -11% +3% Attrib. profit 256 +2% 243 Discontinued 207 Costs -560 +1% +7% 198 (*) 191 operations Loan-loss prov. -137 -21% -15% Continued 229 186 187 operations 174 Net profit cont. operat. 191 -17% +2% Attributable profit 191 -22% -8% Q1’12 Q2 Q3 Q4 Q1’13 (*) Positive impact of Ł65 mill. from net between capital gains and provisions (1) Local criteria. Balances in billion sterling (2) Excluding GBM balances and other deposits for Ł13 bn. at March 2013 Note.- SMEs do not include non-core balances

Brazil Q1'13 30

Activity[1]

Volumes

Var. Mar'13 /Mar'12

+5%
+1%
Loans
Deposits 2

NII / Provisions (% /ATAs)

8.30%
7.67%
7.28%
Net interest income
4.63
3.96
3.46
Provisions
3.67%
3.71%
3.82%
Q1'12
Q4'12
Q1'13

Gross income

Constant US$ mill.

-1%
5,050
5,348
5,261
5,040
5,007
Q1'12
Q2
Q3
Q4
Q1'13

Results

Constant US$ mill.

	Q1'13	% /Q1'12	% /Q4'12
Gross income	5,007	-1%	-1%
Costs	-1,803	+1%	-7%
Loan-loss prov.	-1,943	+12%	+4%
Net income	863	-9%	0%
Attributable profit	658	-12%	-5%

Attributable profit

Constant US$ mill.

0%
Net profit
Minority interest
Attrib. profit
952
208
744
821
189
631
845
170
675
865
173
692
863
204
658
Q1'12
Q2
Q3
Q4
Q1'13

(1) Local currency
(2) Excluding repos. Including «letras financieras»

Santander

Brazil Q1’13 30 Pressure on gross income from lower spreads in a low interest rate scenario, partly offset by improved costs and provisions trend Activity1 Gross income Constant US$ mill. Volumes NII / Provisions (% /ATAs) -1% Var. Mar’13 /Mar’12 8.30% 7.67% 7.28% 5,348 5,261 Net interest 5,050 5,04 5,007 income +5% 4.63 3.96 3.46 +1% Provisions 2 3.67% 3.71% 3.82% Loans Deposits Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Results Attributable profit Constant US$ mill. Q1’13% /Q1’12% /Q4’12 Constant US$ mill. Gross income 5,007 -1% -1% 0% Net profit 952 865 863 Costs -1,803 +1% -7% Minority 821 845 interest 208 189 170 173 204 Loan-loss prov. -1,943 +12% +4% Attrib. profit 744 631 675 692 658 Net income 863 -9% 0% Attributable profit 658 -12% -5% Q1’12 Q2 Q3 Q4 Q1’13 (1) Local currency (2) Excluding repos. Including «letras financieras»

31

Mexico Q1'13

Activity[1]

Volumes
Var. Mar'13 /Mar'12
+13%
+17%
Loans
Deposits [2]

NII / Provisions (% /ATAs)
3.91%
4.19%
3.97%
Net interest income
3.27
2.93
2.88
Provisions
0.64%
1.26%
1.09%
Q1'12
Q4'12
Q1'13

Gross income

Constant US$ mill.
+3%
911
886
968
995
1,023
Q1'12
Q2
Q3
Q4
Q1'13

Results

Constant US$ mill.

	Q1'13	% /Q1'12	% /Q4'12
Gross income	1,023	+12%	+3%
Costs	-398	+18%	-9%
Loan-loss prov.	-187	+79%	-11%
Net profit	417	+5%	+31%
Attributable profit	319	-19%	+33%

Attributable profit

Constant US$ mill.
+31%
397
356
357
318
417
396
355
356
78
240
98
319
Net profit
Minority interest
Attrib. profit
Q1'12
Q2
Q3
Q4
Q1'13

(1) Local currency
(2) Excluding repos

Santander

Mexico Q1’13 31 Double-digit growth in activity and record net profit in the quarter. Higher gross income and lower costs and provisions over the fourth quarter Activity1 Gross income Constant US$ mill. Volumes NII / Provisions (% /ATAs) +3% Var. Mar’13 /Mar’12 4.19% 3.97% Net interest 995 1,023 +17% 3.91% income 911 968 886 +13% 3.27 2.93 2.88 Provisions 1.26% 1.09% 0.64% Loans Deposits 2 Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Results Attributable profit Constant US$ mill. Q1’13% /Q1’12% /Q4’12 Constant US$ mill. Gross income 1,023 +12% +3% +31% Net profit Costs -398 +18% -9% 397 417 356 357 Minority 318 98 interest Loan-loss prov. -187 +79% -11% 78 396 355 356 Net profit 417 +5% +31% 319 Attrib. profit 240 Attributable profit 319 -19% +33% Q1’12 Q2 Q3 Q4 Q1’13 (1) Local currency (2) Excluding repos

Chile Q1'13

32

Activity[1]

Volumes

Var. Mar'13 /Mar'12

+8%
+6%
Loans
Deposits 2

NII / Provisions (% /ATAs)

4.24%
4.52%
3.96%
Net interest income
3.01
3.02
2.47
1.23%
1.50%
1.49%
Provisions
Q1'12
Q4'12
Q1'13

Gross income

Constant US$ mill.

-8%
764
770
717
798
731
Q1'12
Q2
Q3
Q4
Q1'13

Results

Constant US$ mill.	Q1'13	% /Q1'12	% /Q4'12
Gross income	731	-4%	-8%
Costs	-309	+6%	-3%
Loan-loss prov.	-204	+21%	-1%
Net profit	196	-24%	-22%
Attributable profit	137	-23%	-22%

Attributable profit

Constant US$ mill.

-22%
Net profit
Minority interest
Attrib. profit
257
80
178
245
77
168
176
49
127
252
76
176
196
59
137
Q1'12
Q2
Q3
Q4
Q1'13

(1) Local currency
(2) Excluding repos

Santander

Chile Q1’13 32 In activity, focus on customer deposits and selective growth in loans (high-income segment). Results very impacted by reduced inflation (UF) Activity1 Gross income Constant US$ mill. Volumes NII / Provisions (% /ATAs) Var. Mar’13 /Mar’12 -8% 4.52% Net interest 4.24% 3.96% +8% income 798 764 770 717 731 +6% 3.01 3.02 2.47 1.50% Provisions 1.49% 1.23% Loans Deposits 2 Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Results Attributable profit Constant US$ mill. Q1’13% /Q1’12% /Q4’12 Constant US$ mill. -22% Gross income 731 -4% -8% Net profit 257 245 252 Costs -309 +6% -3% Minority interest 80 76 196 77 176 Loan-loss prov. -204 +21% -1% 59 49 Attrib. profit 178 168 176 Net profit 196 -24% -22% 127 137 Attributable profit 137 -23% -22% Q1’12 Q2 Q3 Q4 Q1’13 (1) Local currency (2) Excluding repos

33

Other countries Latin America

Attributable profit. Constant US$ million

Argentina

88
78
102
111
114
Q1'12
Q2
Q3
Q4
Q1'13

Puerto Rico

14
17
19
23
26
Q1'12
Q2
Q3
Q4
Q1'13

Uruguay

16
16
18
13
18
Q1'12
Q2
Q3
Q4
Q1'13

Peru

Santander

Other countries Latin America 33 The remaining countries in the region registered growth. Of note was the good profit trend in Argentina and Puerto Rico Attributable profit. Constant US$ million Argentina Puerto Rico 111 114 88 102 78 23 26 17 19 14 Q1’12 Q2 Q3 Q4 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Uruguay Peru 16 16 18 18 13 6 4 5 6 6 Q1’12 Q2 Q3 Q4 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13

United States Q1'13

34

Sovereign Bank activity[1]

Volumes
Var. Mar'13 /Mar'12
+1%
+0%
Loans
Deposits
NII / Provisions (% /ATAs)
2.94%
2.67%
2.48%
Net interest income
2.45
2.26
2.30
Provisions
0.49%
0.41%
0.18%
Q1'12
Q4'12
Q1'13

Gross income USA

US$ mill.
0%
869
868
803
805
803
Q1'12
Q2
Q3
Q4
Q1'13

SCUSA activity

Gross loans
US$ bn. (avg. balances)
+6%
17.3
18.2
Mar'12
Mar'13
New loans
US$ bn.
+49%
1.8
2.7
Q1'12
Q1'13

Attributable profit USA

US$ mill.
+5%
Total
SCUSA contribution
Sovereign Bank
312
123
189
275
106
169
155
103
52
292
104
188
307
147
160
Q1'12
Q2
Q3*
Q4
Q1'13

Santander

United States Q1’13 34 Profit of $307 mill. The increase in Q1’13 backed by the strong growth in SCUSA. Impact on Sovereign Bank’s NII (lower interest rates and reduction of non-core portfolios) Sovereign Bank activity1 Gross income USA US$ mill. Volumes NII / Provisions (% /ATAs) 0% Var. Mar’13 /Mar’12 869 868 2.94% 803 805 803 2.67% Net interest 2.48% income 2.45 2.26 +1% 2.30 +0% Provisions 0.49% 0.41% Loans Deposits 0.18% Q1’12 Q4’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 SCUSA activity Attributable profit USA US$ mill. Gross loans New loans US$ bn. (avg. balances) US$ bn. +5% Total 312 292 307 +6% 275 +49% SCUSA 18.2 123 104 147 17.3 contribution 106 2.7 155 1.8 Sovereign 189 169 103 188 160 Bank 52 Mar’12 Mar’13 Q1’12 Q1’13 Q1’12 Q2 Q3* Q4 Q1’13 (1) Local currency (*)Negative impact from Trust Piers: $127 mill.

Corporate Activities 35 Losses similar to previous quarters. Compared to Q4’12, higher financial and operating costs, offset by lower provisions Q1’12 Q4’12Q1’13 EUR million Gross income -326 -218 -328 Operating expenses -171 -54 -178 Provisions, tax and minority interests -34 -387 -41 Ordinary attributable profit -531 -619 -547

Agenda Group performance Q1’13 — Highlights — Results Business areas performance Q1’13 Outlook Appendix

Outlook 37 Gradual recovery throughout the year ? Spain: end of mortgage repricing and improved deposits cost ? UK: already reflecting improved net interest income Revenues ? Brazil: gradual growth of volumes ? USA: growth in the companies segment ? Corporate Activities: reduced wholesale funding Adjusted to the growth / investment moment of each unit ? Spain and Poland: synergies / restructuring costs will be reflected in coming quarters Costs ? Stable in mature markets ? Investment effort in emerging countries (Mexico) Stable cost of risk in 2013 and envisaged improvement in 2014 Provisions ? Spain: toward 150 bp of credit cost in 2013 ? Brazil: cost of credit stabilising Gradual revenues improvement in the second half of the year and stable credit cost

Agenda Group performance Q1’13 — Highlights — Results Business areas performance Q1’13 Outlook Appendix

39 Group’s balance sheet

Main trends of the Group’s balance sheet 40 Retail balance sheet, appropriate for the business nature, of low risk, liquid and well capitalised 1 Balance sheet at March 2013 Lending: 56% of balance sheet EUR billion 2 Cash, Central Banks and credit 1,282 1,282 Cash and credit Credit institutions: 16% institutions 137 institutions 200 2 Derivatives 137 3 Derivatives 115 3 Derivatives (with counterparty Other 35 AFS portfolio 88 4 on the liabilities side): 9% of Trading portfolio 55 5 balance sheet Other* 100 6 Customer 4 Deposits** 663 Available for sale portfolio (AFS): 7% Loans to customers 724 1 5 subordinated Issues and Trading portfolio: 4% 208 liabilities Shareholders’ equity & fixed liabilities 102 6 Other (goodwill, fixed assets, Assets Liabilities accruals): 8% (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 57 bn. (**) Including retail commercial paper

Main trends of the Group's balance sheet

40

Balance sheet at March 2013

EUR billion
1,282
Cash and credit institutions
200
2
Derivatives
115
3
AFS portfolio
88
4
Trading portfolio
55
5
Other*
100
6
Loans to customers
724
1
1,282
Credit institutions
137
Derivatives
137
Other
35
Customer Deposits**
663
Issues and subordinated liabilities
208
Shareholders' equity & fixed liabilities
102
Assets
Liabilities

1. Lending: 56% of balance sheet
2. Cash, Central Banks and credit institutions: 16%
3. Derivatives (with counterparty on the liabilities side): 9% of balance sheet
4. Available for sale portfolio (AFS): 7%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 8%

41 Secondary segments results

Retail Banking 42 In the quarter, profit increase due to good trend of costs and provisions, which offset pressure on gross income Activity Gross income EUR billion EUR mill. 1 -1% Loans Deposits +7% 9,826 9,783 9,640 9,077 9,018 -2% 585 545 635 619 Mar’12 Mar’13 Mar’12 Mar’13 Q1’12 Q2 Q3 Q4 Q1’13 Results Ordinary attributable profit EUR mill. EUR mill. Q1’13% /Q1’12% /Q4’12 +5% Net profit Gross income 9,018 -8% -1% 1,711 1,670 Minority 1,607 1,510 ,591 185 Costs -4,263 -1% -1% interest 167 140 235 194 Loan-loss prov. -2,613 -13% -8% Attrib. profit 1,526 1,439 1,530 1,316 1,356 Net profit 1,591 -6% +7% Attributable profit 1,356 -11% +3% Q1’12 Q2 Q3* Q4 Q1’13 (*) Moreover, +EUR 81 mill. from the net between capital gains and provisions (1) Including retail commercial paper and letras financieras

Retail Banking

42

Activity

EUR billion

Loans
-2%
635
619
Mar'12
Mar'13
Deposits[1]
+7%
545
585
Mar'12
Mar'13

Gross income

EUR mill.

Results

EUR mill.

Ordinary attributable profit

EUR mill.

+5%
Net profit
Minority interest
Attrib. profit
1,711
185
1,526
1,607
167
1,439
1,670
140
1,530
1,510
194
1,316
1,591
235
1,356
Q1'12
Q2
Q3*
Q4
Q1'13

(1) Including retail commercial paper and letras financieras

Santander

Santander Consumer Finance Total. Q1’13 43 Aggregates the Continental Europe, United Kingdom and USA units Basic data Total portfolio2 (Mar’13): EUR 77 bill. EUR million Top 31 in Continental 9 countries 59 14 Countries Europe Agreements with manufacturers UK 4 51 for “captive” financing USA 14 14.2 Million customers Attrib. profit Q1’13: EUR 319 mill. 129,000 Dealers-participants EUR million 77,238 Million euros in loans2 Continental Europe 176 31,496 Million euros in deposits UK 31 319 Million euros in attributable profit USA 111 for Q1’13 Note: Basic data as of December 2012, except for activity and results (1) Market share of car financing new loans (2) Gross loan portfolio under management

43

Santander Consumer Finance Total. Q1'13

Aggregates the Continental Europe, United Kingdom and USA units

Basic data

Top 3[1] in 9 countries

14	Countries
51	Agreements with manufacturers for "captive" financing
14.2	Million customers
129,000	Dealers-participants
77,238	Million euros in loans[2]
31,496	Million euros in deposits
319	Million euros in attributable profit for Q1'13

Total portfolio[2] (Mar'13): EUR 77 bill.

EUR million
Continental Europe
59
UK
4
USA
14

Attrib. profit Q1'13: EUR 319 mill.

EUR million
Continental Europe
176
UK
31
USA
111

(1) Market share of car financing new loans

(2) Gross loan portfolio under management

Santander

Global Wholesale Banking (GBM) 44 Higher revenues than in previous quaters, backed by clients activity and a seasonal effect at the beginning of the year Gross income Gross income EUR million EUR million +16% Total 1,538 ,379 -10% 202 1,277 1,176 TOTAL 1.538 Trading 1,184 150 140 88 1.379 and capital 155 Trading and 202 -26% capital 150 Customers 1,336 1,229 1,137 1,088 1,029 Markets 577 -12% 506 Q1’12 Q2 Q3 Q4 Q1’13 Credits 232 -12% 204 Attributable profit Corporate finance 17 +43% 25 EUR million Global Transaction 510 -3% 494 Services 650 +14% 452 480 387 422 Q1’12 Q1’13 Customer revenues (-8% / Q1’12) Q1’12 Q2 Q3 Q4 Q1’13

Global Wholesale Banking (GBM)

44

Gross income

EUR million
-10%
TOTAL
1.538
1.379
Trading and capital
202
-26%
150
Markets
577
-12%
506
Credits
232
-12%
204
Corporate finance
17
+43%
25
Global Transaction Services
510
-3%
494
Q1'12
Q1'13
Customer revenues (-8% / Q1'12)

Gross income

EUR million
+16%
Total
1,538
1,277
1,176
1,184
1,379
Trading and capital
202
140
88
155
150
Customers
1,336
1,137
1,088
1,029
1,229
Q1'12
Q2
Q3
Q4
Q1'13

Attributable profit

EUR million
+14%
650
452
387
422
480
Q1'12
Q2
Q3
Q4
Q1'13

Santander

Asset Management and Insurance 45 High contribution to the Group: 9% gross income of operating areas total. Results recovery in Asset Management and perimeter impact on Insurance Total revenues. Contribution Gross income to the Group EUR million EUR million -17% -7% 241 225 233 195 199 1,061 991 Q1’12 Q2 Q3 Q4 Q1’13 Attributable profit Q1’12 Q1’13 EUR million Asset Management Insurance -7% -23% 751 702 104 116 94 87 90 310 289 Q1’12 Q1’13 Q1’12 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13

Asset Management and Insurance

45

Total revenues. Contribution to the Group

EUR million

-7%
1,061
991
Q1'12
Q1'13

Asset Management

-7%
310
289
Q1'12
Q1'13

Insurance

-7%
751
702
Q1'12
Q1'13

Gross income

EUR million

Attributable profit

EUR million

Santander

46 Main units spreads and NPL ratios

Continental Europe. Main units spreads 47 (%) Retail Banking Spain Retail Banking Portugal 2.65 2.34 2.39 2.47 2.47 2.44 2.39 2.48 2.42 2.61 2.43 2.51 2.33 2.06 2.24 1.43 1.43 1.34 1.23 1.22 0.33 0.24 0.22 -0.09 -0.28 -0.91 -0.96 -1.13 -1.24 -1.22 Q1’12 Q2 Q3 Q4 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Loans Deposits Total Loans Deposits Total Retail Banking Poland Santander Consumer Lending 4.56 4.59 4.57 4.44 3.14 5.39 4.51 4.57 4.67 4.73 3.29 3.33 3.41 3.48 2.41 1.27 1.26 1.16 0.96 0.73 Q1’12 Q2 Q3 Q4 Q1’13* Q1’12 Q2 Q3 Q4 Q1’13 Loans Deposits Total Loans (*) Kredyt Bank integration

47

Continental Europe. Main units spreads

(%)

Retail Banking Spain

2.39
2.48
2.65
2.42
2.61
2.06
2.24
2.43
2.51
2.33
0.33
0.24
0.22
-0.09
-0.28
Q1'12
Q2
Q3
Q4
Q1'13
Loans
Deposits
Total

Retail Banking Portugal

Retail Banking Poland

Santander Consumer Lending

(*) Kredyt Bank integration

Santander

Continental Europe. NPL and coverage ratios 48 Spain Portugal 58% 53% 53% 53% 52% 43% 45% 50% 50% 40% 6.16% 6.56% 6.88% 4.59% 5.42% 3.79% 3.51% 3.70% 3.84% 4.13% Mar’12 Jun Sep Dec Mar’13 Mar’12 Jun Sep Dec Mar’13 NPL Coverage NPL Coverage Poland Santander Consumer 108% 111% 110% 110% 109% 66% 62% 64% 68% 68% 7.39% 4.05% 3.88% 3.96% 3.90% 3.98% 4.74% 4.93% 4.69% 4.72% Mar’12 Jun Sep Dec Mar’13* Mar’12 Jun Sep Dec Mar’13 NPL Coverage NPL Coverage (*) Kredyt Bank integration

48

Continental Europe. NPL and coverage ratios

Spain

43%
40%
45%
50%
50%
3.79%
3.51%
3.70%
3.84%
4.13%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Portugal

58%
53%
52%
53%
53%
4.59%
5.42%
6.16%
6.56%
6.88%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Poland

66%
62%
64%
68%
68%
4.74%
4.93%
4.69%
4.72%
7.39%
Mar'12
Jun
Sep
Dec
Mar'13*
NPL
Coverage

Santander Consumer

(*) Kredyt Bank integration

Spain’s run-off real estate. Exposure and coverage ratios 49 The sharp stock reduction coupled with the provisions made, sharply increased the coverage ratio of real estate exposure in Spain Coverage by borrowers’ situation Total coverage (March 13) (problematic assets + performing loans) EUR Million provisions / exposure (%) 52% Gross risk Coverage Net risk Total real estate Fund exposure Non-performing 7,988 4,004 3,984 Substandard1 2,243 897 1,346 Mar’13 Foreclosed real estate 7,828 4,172 3,656 Non-performing 50% Total problematic assets 18,059 9,073 8,986 Substandard1 40% Performing loans2 3,672 2,159 1,513 Foreclosed real estate. 33% Total problematic assets 50% Real estate exposure 21,731 11,232 10,499 Performing loans2 59% (1) 100% up-to-date with payments (2) Performing loans: loans in regular situation

49

Coverage by borrowers' situation (March 13)

EUR Million

	Gross risk	Coverage Fund	Net risk
Non-performing	7,988	4,004	3,984
Substandard[1]	2,243	897	1,346
Foreclosed real estate	7,828	4,172	3,656
Total problematic assets	18,059	9,073	8,986
Performing loans[2]	3,672	2,159	1,513
Real estate exposure	**21,731**	**11,232**	**10,499**

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

Total real estate exposure

52%
Mar'13

Non-performing	50%
Substandard[1]	40%
Foreclosed real estate.	33%
Total problematic assets	**50%**
Performing loans[2]	59%

Santander

Spain’s run-off real estate. Loans and foreclosures 50 LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million EUR Million Gross Net Mar’13 Dec’12 Var. amount Coverage amount ? Finished buildings 5,961 6,218 -257 ? Finished buildings 2,352 39% 1,446 ? Buildings under constr. 1,222 1,289 -67 ? Buildings under constr. 597 50% 298 ? Developed land 3,596 3,861 -265 ? Developed land 3,464 61% 1,358 ? Building and other land 1,123 1,210 -87 ? Building land 1,171 60% 468 ?Non mortgage guarantee2,001 2,072 -71? Other land 244 65% 85 Total 13,903 14,650 -747 Total 7,828 53% 3,655

50

Spain's run-off real estate. Loans and foreclosures

LOANS with real estate purpose

EUR Million

	Mar'13	Dec'12	Var.
Finished buildings	5,961	6,218	-257
Buildings under constr.	1,222	1,289	-67
Developed land	3,596	3,861	-265
Building and other land	1,123	1,210	-87
Non mortgage guarantee	2,001	2,072	-71
Total	**13,903**	**14,650**	**-747**

Foreclosed REAL ESTATE

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,352	39%	1,446
Buildings under constr.	597	50%	298
Developed land	3,464	61%	1,358
Building land	1,171	60%	468
Other land	244	65%	85
Total	**7,828**	**53%**	**3,655**

Santander

United Kingdom. Spreads and NPL ratios 51 (%) Spreads Retail Banking NPL and coverage 2.54 2.60 2.66 2.78 2.49 45% 44% 42% 38% 38% 1.47 1.36 1.34 1.39 1.53 -1.02 1.82% 1.83% 1.94% 2.05% 2.03% -1.18 -1.26 -1.27 -1.25 Q1’12 Q2 Q3 Q4 Q1’13 Mar’12 Jun Sep Dec Mar’13 Loans Deposits Total NPL Coverage

United Kingdom. Spreads and NPL ratios

51

(%)

NPL and coverage
38%
38%
45%
44%
42%
1.82%
1.83%
1.94%
2.05%
2.03%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Santander

Spreads main countries Latin America 52 (%) Retail Banking Brazil Retail Banking Mexico 15.17 15.49 10.16 10.27 10.26 10.49 10.32 14.81 13.92 13.81 14.44 14.84 14.25 13.41 13.09 8.35 8.33 8.49 8.46 8.20 0.73 0.65 0.56 0.51 0.72 1.96 1.92 1.93 2.00 1.86 Q1’12 Q2 Q3 Q4 Q1’13 Q1’12 Q2 Q3 Q4 Q1’13 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.01 6.98 6.84 6.70 6.61 4.56 4.62 4.48 4.36 4.31 2.45 2.36 2.36 2.25 2.39 Q1’12 Q2 Q3 Q4 Q1’13 Loans Deposits Total

Latin America. NPLs and coverage ratios 53 Brazil Mexico 195% 183% 175% 90% 90% 92% 90% 90% 157% 157% 6.51% 6.79% 6.86% 6.90% 5.76% 1.64% 1.69% 1.94% 1.92% 1.61% Mar’12 Jun Sep Dec Mar’13 Mar’12 Jun Sep Dec Mar’13 NPL Coverage NPL Coverage Chile 68% 64% 61% 58% 54% 5.00% 5.17% 5.51% 4.52% 4.65% Mar’12 Jun Sep Dec Mar’13 NPL Coverage

Latin America. NPLs and coverage ratios

53

Brazil

90%
90%
92%
90%
90%
5.76%
6.51%
6.79%
6.86%
6.90%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Mexico

195%
183%
175%
157%
157%
1.61%
1.64%
1.69%
1.94%
1.92%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Chile

68%
64%
61%
58%
54%
4.52%
4.65%
5.00%
5.17%
5.51%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Santander

Sovereign Bank. Spreads and NPL and coverage ratios 54 (%) Spreads Retail Banking NPLs and coverage 2.82 2.86 2.85 113% 110% 2.74 2.68 107% 106% 103% 2.45 2.37 2.39 2.51 2.36 2.46% 2.27% 2.31% 2.29% 2.23% 0.46 0.41 0.37 0.34 0.29 Q1’12 Q2 Q3 Q4 Q1’13 Mar’12 Jun Sep Dec Mar’13 Loans Deposits Total NPL Coverage

Sovereign Bank. Spreads and NPL and coverage ratios

54

(%)

NPLs and coverage
107%
113%
110%
106%
103%
2.46%
2.27%
2.31%
2.29%
2.23%
Mar'12
Jun
Sep
Dec
Mar'13
NPL
Coverage

Santander

Santander

a bank for your ideas

Dow Jones Sustainability Indexes
Member 2011/12

FTSE4Good

SANTANDER
BEST GLOBAL BANK
EUROMONEY 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 26, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President